UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



March 11, 2002

Donald P. McAviney, Corporate Counsel
And Assistant Secretary
DuPont Legal, D-8048-2
E.I. du Pont de Nemours
1007 Market Street
Wilmington, DE 19898



RE: E.I. du Pont de Nemours
Incoming letter dated December 21, 2001

Dear Mr. McAviney:

This is response to your letters dated December 31, 2001 and February 12, 2002 concerning the shareholder proposal submitted to DuPont by the Teamsters General Fund. We also have received letters from the proponent dated January 24, 2002 and February 20, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001-2198

DUPONT®
Donald P. McAviney
DuPont Legal, D-8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176



December 31, 2001

VIA OVERNIGHT MAIL
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

Re: E. I. du Pont de Nemours and Company Proxy Statement
2002 Annual Meeting
Proposal--Teamsters General Fund of the International Brotherhood of Teamsters

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), pursuant to Rule 14a-8 (j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively the "Proposal") submitted by the Teamsters General Fund of the International Brotherhood of Teamsters (the "Proponent" or "Teamsters") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

## I. The Proposal

The Proposal requests that DuPont adopt, implement, and enforce a specific set of standards on global workplace practices. The text of the resolution of the Proposal is set forth below, and a copy of the Proposal together with its Supporting Statement is included with this letter as Exhibit A.

Resolved: The Board of Directors of E. I. du Pont de Nemours and Company (DuPont) commit to adopt, implement and enforce the workplace Code of Conduct (Code), as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights which include:

- No use of child labor.
- No discrimination or intimidation in employment.
- All workers have the right to form and join unions and to bargain collectively.
- Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
- No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen.

## II. The Proposal May be Omitted Pursuant To Rule 14a-8(i)(3) Because it is Vague, Indefinite and Misleading and Therefore in Violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. DuPont believes that the Proposal is misleading in several respects.

The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or action the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999), wherein the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation. All no action letters cited herein are attached at Exhibit B.

The Proposal is misleading in that it seeks to have the shareholders of DuPont vote in favor of the implementation and enforcement of an unidentified and undefined "workplace Code of Conduct", which is based on eight ILO Conventions. The Proposal implies that such a "workplace Code of Conduct" does, in fact exist, but because it is not specifically identified, it leaves the shareholder to speculate whether or not that implication is correct. The "workplace Code of Conduct" is the very essence of the Proposal in that the Board of Directors of the Company is being requested to commit to adopting, implementing and enforcing this document. Placing shareholders in a position of having to speculate as to the existence of the "workplace Code of Conduct" causes the Proposal to violate Rule 14a-8(i)(3) in that it omits essential information and, as a result, constitutes a misleading statement in violation of Rule 14a-9.

Furthermore, during the last year the Staff has taken a consistent position on the omission of shareholder proposals that were substantially similar to this Proposal based on the proposals being vague and indefinite, and therefore potentially misleading. See TJX Companies (March 14, 2001), McDonald's Corporation (March 13, 2001), Kohl's Corporation (March 13, 2001), Revlon, Inc. (March 13, 2001), AnnTaylor Stores Corporation (March 13, 2001) and H. J. Heinz Company (May 25, 2001). In each of the aforementioned proposals the proponents sought to include a set of five human rights principles that were virtually identical to this Proposal, and the same eight ILO Conventions. While the TJX, McDonald's, Kohl's, Revlon and Heinz letters also sought to incorporate the provisions of the SA 8000 Social Accountability Standards, the AnnTaylor Stores Corporation letter referred only to the eight ILO Conventions contained in the instant Proposal. As was the case with each of the letters cited in the previous sentence, the failure of those proponents to describe clearly what was actually being required of the respective companies by the SA 8000 Standards or the ILO Conventions contributed substantially to the vague and indefinite nature of those proposals.

It is also noted that the Staff recently denied no-action relief to PPG Industries with regard to another shareholder proposal involving similar ILO Conventions. See PPG Industries (January 22, 2001). In PPG Industries, the proposal urged the PPG Board of Directors to "adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's (ILO) Conventions on workplace human rights". The proposal in PPG Industries merely requested PPG to create its own "workplace code of conduct" using the ILO conventions as a resource, and not the exclusive resource. PPG management still retained the right and flexibility to fashion a document that could incorporate certain principles from the ILO conventions, while at the same time meeting the needs of its employees around the world. In contrast to the PPG proposal, the instant Proposal requires the board of directors to *"adopt, implement and enforce "the workplace Code of Conduct, as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138"*. It is the "workplace Code of Conduct" that is based on the listed ILO Conventions, and without an adequate explanation and understanding of those Conventions, that Proposal is vague and indefinite.

The Teamsters' Proposal is vague, indefinite and misleading because shareholders will not know the full extent of what it is they are voting on, or how, or indeed to what extent, it will be implemented at all. Shareholders are being asked to accept a proposal that would commit the Company to adopt, implement and enforce the "workplace Code of

Conduct", which incorporates the noted ILO Conventions, but does not fairly summarize those Conventions. Furthermore, it is not clear from the language of the Proposal if the Proponents wish to adopt all 180 ILO Conventions, or only the eight that are specifically identified. However, even if the intent is limited to adoption, implementation and enforcement of the eight listed Conventions, the Proposal is still vague and indefinite for failing to describe the numerous Articles (between 10 and 32 Articles) in each of the eight cited Conventions. Additionally, no attempt is made to discuss or reconcile the numerous interpretative difficulties that will have to be resolved by the Company to determine which of the respective Articles actually applies to it as an industrial manufacturing company. For example, Article 1 of Convention 111 (Employment and Occupation) states as follows:

> For the purpose of this Convention the term *discrimination* includes—(a) any distinction, exclusion or preference made on the basis of race, colour, sex, religion, political opinion, national extraction or social origin, which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation.

Article 3 (a) and (b) of that same Convention further states that, "each Member for which the Convention is in force undertakes, by methods appropriate to national conditions and practice—

> (a) to seek the cooperation of employers' and workers' organisations and other appropriate bodies in promoting the acceptance and observance of this policy,
>
> (b) to enact such legislation and to procure such educational programmes as may be calculated to secure the acceptance and observance of the policy.

Would DuPont be required to identify and locate all employer and worker organizations, and "other appropriate bodies" within the more than 70 countries in which it operates? Would it then be required to promote acceptance and observance of this policy among *all* such organizations and "other appropriate bodies", or just the most influential organizations, or possibly selective organizations with which it may have a business history or relationship? Additionally, would DuPont be required to engage in active lobbying efforts in every country in which it operates to change any law to the extent it were deemed to fall short of the annunciated principle?

Finally, with respect to subparagraph 3(b) could DuPont take the position that this entire paragraph is not applicable to it since it has no control over the legislative process in any country, or is the correct interpretation that the first part does not apply, but that DuPont would have to comply with latter portion dealing with promoting "educational programmes...calculated to secure the acceptance of the policy." Regardless of the answers to these inquiries, one thing is unmistakably clear. The shareholders voting on the Proposal would have no understanding of the requirements that they were imposing on DuPont by virtue of their votes for this Proposal.

The text of the Proposal requests that the Company "adopt, implement and enforce the workplace Code of Conduct" which incorporates eight ILO Conventions, and contains sweeping statements regarding child and forced labor, trade unions, collective bargaining and discrimination. The Proposal makes no attempt to define those Conventions, and instead, sets forth only five broad principles that are included therein. Certainly, a statement of five principles as a summary of over one hundred Articles that comprise the eight cited Conventions, does not constitute minimally adequate disclosure under even the most expansive view of adequate disclosure. The fact is that the ILO conventions incorporated in the "workplace Code of Conduct" would place numerous obligations on the Company which shareholders could not possibly know by reading this Proposal.

For example, in AnnTaylor Stores Corporation (March 13, 2001), ILO Convention 138 (Minimum Age Convention) was summarized as follows:

- No Use of Child labor

However, adoption of that convention would have required AnnTaylor Stores Corporation to do the following, none of which appears in the Proposal:

(a) undertake to pursue a national policy to ensure the effective abolition of child labor and raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons;

(b) specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory;

(c) ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years;

(d) determine the minimum age for admission to employment or work that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less that 18 years.

The Teamsters' Proposal contains virtually the same five human rights principles and eight ILO Conventions that were set out in AnnTaylor Stores Corporation. This includes the summary of ILO Convention 138—(Minimum Age Convention) as the principle –

"No use of child labor".

The above example is only illustrative of the extent to which the Proposal is vague and indefinite, and highlights the impossible task shareholders will have in understanding the effect of any vote in connection with this Proposal. One thing, however, is certain. Only by reading the particular ILO Conventions would shareholders have any real understanding of the true impact of adoption of this Proposal.

Based on the foregoing, the Proposal is vague and indefinite and is excludable pursuant to Rule 14a-8 (i)(3).

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it is Related to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a-8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no brightline test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business exclusion'", but noted that the Staff will make reasoned distinctions relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation and enforcement of the "Code of Conduct", which is a set of human rights principles incorporating at least eight ILO Conventions. While several of the principles addressed in the ILO Conventions address social policy issues, most of the principles are related directly to the Company's ordinary business operations. For example, the third principle states that "all workers have the right to form and join unions and to bargain collectively." Also, the fourth principle states in part that "workers' representatives...shall have access to all workplaces necessary in carrying out their representation functions." These activities fall clearly within the Company's responsibilities related to its management and labor relations. The fact that the principles deal with numerous ordinary business activities cannot be masked by the Proponents intermingling several social policy concerns. See Wal-Mart Stores, Inc. (March 15, 1999), in which the Staff concurred in omitting a shareholder proposal which requested Wal-Mart to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations.

This Proposal is distinguishable from the proposal discussed in Microsoft (September 14, 2000) and the Oracle Corporation (August 15, 2000) in which the Staff refused to concur in the omission of either proposal under Rule 14a-8 (i)(7). In both Microsoft and Oracle the proposals requested that each company address specific human rights violations in China by adopting certain guidelines, known as the China Principles. These guidelines were specific and targeted only one country--China. By contrast, the instant Proposal, requires implementation and enforcement of at least eight ILO Conventions with over 100 separate Articles, varying application in each of the over 70 countries in which the Company operates, reconciliation of the inevitable conflicts that will arises between the ILO Conventions and the local laws and regulations of the Company's host countries, and all with an overreaching involvement into the Company's ordinary business operations.

Based on the foregoing, the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8 (i)(7).

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because it has been Substantially Implemented and is Moot.

Under Rule 14a-8(i)(10), a proposal may be omitted if the company has already substantially implemented the proposal. To the extent that the Proposal is not excludable pursuant to the rules discussed above, it may be omitted because it has been substantially implemented by the Company.

The Company has had in place for many years a Mission Statement, Guiding Principles, and a Business Conduct Guide addressing many of the issues covered in the ILO Conventions proposed for adoption. These corporate policies and procedures are applicable to all employees in all DuPont businesses around the globe. Copies of the Mission, Principles and Business Conduct Guide are attached at Exhibit C. The Company's Business Conduct Guide, for example, emphasizes the responsibility of each employee to comply with all applicable laws and stresses the Company's zero tolerance policy on discrimination and harassment, a key element of the ILO Conventions. The Mission Statement and Principles set forth the "guiding principles and commonly shares values" under which the Company operates around the world. They articulate in a thorough manner the Company's commitment to safety, ethics and respect for the rights of individuals.

It should also be noted that during 2001, the Company took the significant step of endorsing the Global Compact, an initiative of the United Nations. The Global Compact seeks to have companies and business associations embrace, support, and enact a set of core values in the areas of human rights, labor standards, and environmental practices. The Global Compact contains nine principles, including, among other things, elimination of all forms of forced and compulsory labor, abolition of child labor, elimination of discrimination in respect of employment and occupation, and support of the freedom of association. The principles of the Global Compact address essentially all of the five human rights tenets highlighted in the Proposal. A copy of the page from DuPont's web site discussing the Company's endorsement of the Global Compact and DuPont's commitment to the principles of the Compact, as well as the United Nations brochure describing the Global Compact and its nine principles, are attached at Exhibit C.

Through its endorsement of the Global Compact, DuPont has substantially implemented the objectives of the Proposal. The Proposal therefore is excludable pursuant to Rule 14a-8(i)(10).

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from its 2002 Annual Meeting Proxy Materials.

If you have any questions or require additional information, please contact me at (302)-774-9564 or my colleague, Mary Bowler, at (302)-774-5303.

Very truly yours,

Donald P. McAviney /MB

Donald P. McAviney
Corporate Counsel and
Assistant Secretary

attachments

cc: International Brotherhood of Teamsters

# EXHIBIT "A"

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

November 16, 2001

Via Facsimile: 302.774.4031
Via UPS Overnight

Ms. Louise B. Lancaster
Secretary
E.I. duPont de Nemours
1007 Market Street
Wilmington, DE 19898

Dear Ms. Lancaster:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the E.I. duPont de Nemours 2001 Annual Meeting.

The Teamsters General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Sincerely,

C. Thomas Keegel
General Secretary-Treasurer

CTK/mj
Enclosure

**RESOLVED**: The Board of Directors of E.I. duPont de Nemours & Company (Dupont) shall adopt, implement and enforce the workplace Code of Conduct (Code) as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights, which include:

- No use of child labor.
- No discrimination or intimidation in employment.
- All workers have the right to form and join unions and to bargain collectively.
- Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
- No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen.

**SUPPORTING STATEMENT**: Dupont operates or has business relationships in several countries, including China and Thailand, where the U.S. State Department and Amnesty International indicate law and/or public policy do not adequately protect human rights.

> **China**: The Constitution provides for "freedom of association;" but, it doesn't exist." After speaking with reporters about his union activities, Cao Maobing was admitted against his will to a psychiatric hospital and forced to take medication. There is no right to strike. Forced labor is a serious problem. Workplace safety is not important. Trafficking in children for purposes of labor is a problem. (*Human Rights Practices 2000: China*, US State)
>
> **Thailand**: Employers used legal loopholes to fire union leaders prior to government certification of new unions. (*Human Rights Practices 2000: Thailand*, US State)

Arguing against last year's similar proposal, Dupont stated that it "is supportive of the general intent of the proposal ... The Company also meets with advocates of codes to explore issues of mutual concern. These efforts will continue. The Company therefore believes adoption of the proposed code is unnecessary."

In fact, the Company has missed opportunities to meet with advocates. Last year, the Proponent asked Dupont to meet with several interested parties to discuss the American Chemistry Council's (ACC) "no position" decision on the proposed

Memorandum of Understanding (MOU) on Safety & Health as part of the overall two-year negotiations between the International Federation of Chemical, Energy, Mining and General Workers' Unions' (ICEM) and the International Council of Chemical Associations (ICCA) – of which ACC is a part. The MOU was intended to give credibility to the Responsible Care program. By taking its position, the ACC decided that an enforceable program wasn't worth an MOU. "The US chemical industry… deliberately destroyed this international process," said ICEM General-Secretary Fred Higgs.

Dupont's failure to meet negates its argument against this proposal.

Dupont benefits from ensuring it isn't associated with human rights violations. Additionally, institutional investors are concerned with the workplace practices impacts on shareholder value. Several large funds have adopted workplace practice guidelines. Adopting the Code increases attractiveness to the institutional investor community.

I urge you to vote **FOR** this proposal.

# EXHIBIT "B"

*1999 SEC No-Act. LEXIS 105*

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

February 1, 1999

[*1] Bristol-Myers Squibb Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 1, 1999

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Bristol-Myers Squibb Company
Incoming letter dated December 21, 1998

The proposal relates to not cannibalizing bodies of unborn children but pursuing preserving their lives.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(3) because it is vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bristol-Myers relies.

Sincerely,

Dennis Bertron
Attorney-Adviser

INQUIRY-1:
Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4714

December 21, 1998

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

RE: Bristol-Myers Squibb Company 1999 Annual Meeting

Ladies and [*2] Gentlemen:

We are submitting this letter to ask you to confirm that you would not recommend an enforcement action if Bristol-Myers Squibb Company omits from our 1999 proxy materials a stockholder proposal from Mr. Edwin D. Foulks, Jr., Chairman of the Committee For Asserting Unalienable Rights. The proposal requests that the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives. A copy of the proposal is attached as Attachment A.

The Company believes that it can omit the proposal from its proxy materials for the following reasons:

I. The proposal can be omitted pursuant to Rule 14a-8(c)(3) as contrary to Rule 14a-9 because it is vague and, therefore, misleading and contains false and misleading statements.

The proposal is false and misleading in that it contains several disjointed statements presented in a rambling fashion to support the proffered resolution. Indeed, the statements referencing the Bible and Roman law only further confuse matters, creating many more questions than are answered. There is no factual support for the proposal's statements attacking the current American [*3] government. All these statements form the logical background to the proposal. The Company believes that its stockholders could not possibly understand what actions would be required to implement the proposed action at the Company. Consequently, the resolution itself is false and misleading. The Company should, therefore, be allowed to omit the proposal as a whole as false and misleading pursuant to Rules 14a-8(c)(3) and 14a-9.

The Company should also be allowed to omit the proposal on the ground that it is vague and indefinite. The Commission has found that stockholder proposals may be omitted from the proxy materials when such proposals are; "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. (Philadelphia Electric Company, No-Action Letter dated July 30, 1992).

Any guidance would have to be found in the supporting statement, which is identical to the supporting statement in the proposal that Mr. Foulks submitted to GE for GE's 1997 Annual Meeting and which the Staff permitted [*4] GE to exclude under Rule 14a-8(c)(3) because it was vague and indefinite. See General Electric Company (January 23, 1997). Also, the Staff has concurred that similar proposals dealing with the rights of the unborn submitted by Mr. Foulks to other companies (e.g., Digital Equipment Corporation, Union Pacific Corporation, IBM Corporation, RJR Nabisco Holdings Corp. Minnesota Mining and Manufacturing Company and Minnesota Power and Light Company) are so vague and indefinite as to be excludable. The Staff has concurred with three no-action requests submitted by the Company on similar proposals submitted by Mr. Foulks.

The proposal is completely silent as to how the Company might implement to the proffered policy. Given the interpretational differences, it is not clear how the proffered policy could be implemented at the Company. In other words, the proposal is so indefinite as to allow no reasonable certainty that the proposal would, or even could be, fulfilled by the Company.

The Company should, therefore, be allowed to omit the proposal pursuant to Rule 14a-8(c)(3) on the ground that it is too vague to give a clear mandate to either the stockholders or the Company.

II. The proposal [*5] can be omitted pursuant to Rule 14a-8(c)(6) as concerning matters beyond the Company's power to effectuate.

The proposal is so vague and indefinite that neither the Company nor its stockholders would know exactly what the proffered policy means or how it would be implemented.

In International Business Machines, No-Action Letter dated January 14, 1992, the Staff stated that a proposal may be classified as beyond a company's power to effectuate on the basis that the proposal is "so vague and indefinite that a registrant would be unable to determine what action should be taken." The Company should, therefore, be allowed, to omit the Proposal pursuant to Rule 14a-8(c)(6) on the ground that it is beyond its power to effectuate.

III. The proposal can be omitted pursuant to Rule 14a-8(c)(5) because it related to less than 5% of the Company's total assets or net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business.

The proposal asks that the Corporation adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives.

The Company is a [*6] diversified worldwide health and personal care Company whose principal businesses are pharmaceuticals, consumer medicines, beauty care, nutritionals and medical devices. As the Company has stated previously, abortion is unrelated to the business of the Company. Accordingly none of the Company's total assets, gross sales or net earnings are attributable to the proposal and therefore the economic thresholds of Rule 14a-8(c)(5) have not been satisfied with respect to the proposal. Likewise, the proposal has no "significant" relationship to the Company's business. Accordingly, the proposal is clearly excludable under Rule 14a-8(c)(5).

The Company recognized that the Commission has permitted shareholder proposals dealing with social issues to be included in proxy statements under Rule 14a-8. However, the social issues have always had some significant or meaningful relationship to the Company business. For example, "South African" proposals are permitted in connection with companies that do business in South Africa and tobacco proposals are permitted in connection with companies that have tobacco operations.

It is one thing to say that a proposal dealing with operations that fail to meet [*7] the economic thresholds of Rule 14a-8(c)(5) must nevertheless be included if it is otherwise significantly related to a company's business. It is another thing to say that a proposal that has no relationship to a company's business must be included. The fact that an issue must have a significant or meaningful relationship to a company's business has been recognized by the courts. For example, in *Lovenheim v. Iroquois Brands, Ltd.,618 F. Supp. 554 (D.C.D.C. 1985)*, the court held that Iroquois Brands had to include in its proxy statement a shareholder proposal relating to the force feeding of geese for the production of pate de foie gras, even though sales of the product failed to meet the economic thresholds set forth in Rule 14a-8(c)(5). The Court reasoned that even though the company's sales of the product failed to meet the economic thresholds, the product nevertheless had a significant relationship to the company's business and therefore the issue raised in the proposal was significantly related to the company's business. The court stated, however, that "the result would, of course, be different if the plaintiff's proposal was ethically significant [*8] in the abstract but had no meaningful relationship to the business of the [company] as the [company] was not engaged in the business of importing pate de foie gras" (emphasis added). *Id. At 561,* Note 16. The Company submits that the proposal presents precisely the same situation described by the court in Note 16 of the Lovenheim decision, e.g., an ethically significant issue (abortion) which has no meaningful relationship to the Company's business.

Five additional copies of this letter and its attachments are attached pursuant to Rule 14a-8(d). A copy of this letter and attachments are simultaneously being forwarded to the proponent.

We expect to file our definitive proxy materials on or about March 12, 1999.

Based on the foregoing, we ask that you would not recommend an enforcement action if the proposal is excluded from the 1999 proxy materials. We note that there may be additional procedural grounds for omitting the proposal. We have requested that the proponent comply with all the requirements of Rule 14a-8 of Regulation 14A. Once the time period for a response from the proponent has elapsed, we will supplement this request as appropriate. Should [*9] the Staff disagree with our opinion regarding omission of the proposal, we would appreciate the opportunity to confer with you concerning this matter prior to the issuance of your response.

If you have any questions or require additional information, please call me at (212) 546-4714 or send any written inquiries to my be telefax at (212) 605-9622.

Very truly yours,

Alice C. Brennan

**ATTACHMENT A**

STOCKHOLDER PROPOSAL

UNBORN CHILDREN

Mr. Edwin D. Foulks, Jr., Chairman, Committee for Asserting Unalienable Rights, P.O. Box 1061, Binghamton, New York 13902, who holds 1,200 shares of Common Stock, has informed the Company that he intends to present to the meeting the following resolution:

Whereas, this nation was founded proposing "that all men are created (not only born) equal, that they are endowed by their Creator (not the Supreme Court) with certain unalienable Rights" and guaranteed constitutionally to "secure the blessings of liberty to ourselves and our posterity", current American government has embarked on tyrannical rule "destructive of these ends" regarding "persons unborn" (legally recognized by Jefferson's Virginia legislation) by denying "equal protection of the **[*10]** laws" for such defenseless children from any and all attackers, denying parents the right to claim unborns as dependents and other property rights, (even butchering children during birth!).

Whereas, "Laws of Nature and of Nature's God entitle" that "you shall give life for life, ..., wound for wound" (Exodus 21:23) regarding injured unborn and (applicable through common law/Louisiana State) "Roman law, the principles of which are the nearest to natural reason" (Jefferson), asserts "an unborn child is entitled to action for restitution, where he has lost something by usucaption"; "those who are unborn are, by almost every provision of the Civil Law, understood to be already in existence"; "ancient authorities were so solicitous to maintain the interest of an unborn child who would be free at birth, that they reserved all its rights unimpaired until the time it was to be born."

Whereas, the United Nation's Declaration of the Rights of the Child (1959) demands that "the child, by reason of his physical and mental immaturity, needs special safeguards and care, including appropriate legal protection, before as well as after birth", the American Convention on Human Rights (1969) ratified **[*11]** by United States Senate maintains that "every person has the right to have his life respected. This right shall be protected by law, and, in general, from the moment of conception" with Black's Law Dictionary asserting "A child conceived, but not born, is to be deemed an existing person"; "Reasonable creature... means a human being, and has no reference to his mental condition, as it includes a lunatic, an idiot, and even an unborn child"; insurance trusts defining "the word 'living' shall include unborn persons in the period of gestation" (Northwestern Mutual Life Insurance Company).

Whereas, the Virginia Declaration of Rights (1776) asserts that "men ... cannot by any compact deprive or divest their posterity; namely, the enjoyment of life and liberty." The Supreme Court (1943) affirmed: "One's right to life, liberty and property ... and other fundamental rights may not be submitted to a vote; they depend on the outcome of no elections"; (1973, 1989) - life begins at conception. Congress's Republican platform pledges: "We believe the unborn child has a fundamental individual right to life which cannot be infringed. We therefore reaffirm our support for a human life amendment **[*12]** to the Constitution, and we endorse legislation to make clear that the Fourteenth Amendment's protections apply to unborn children."

RESOLVED: Shareholders request the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives.

*2001 SEC No-Act. LEXIS 370, **

**2001 SEC No-Act. LEXIS 370**

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

March 14, 2001

**CORE TERMS:** shareholder, workplace, supplier, wage, human rights, excludable, proxy, misleading, commit, social policy, board of directors, sweatshop, monitoring, conventions, no-action, overtime, material fact, annual, omit, workforce, organize, maximum, personnel, unionization, requesting, day-to-day, proxy statement, bargain collectively, proper subject, state law

**[*1]** TJX Companies, Inc.

**TOTAL NUMBER OF LETTERS:**
3

**SEC-REPLY-1:**
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TJX Companies, Inc.
Incoming letter dated February 1, 2001

The proposal relates to TJX committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that TJX may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if TJX omits the proposal from its proxy materials in reliance on rule 14a-8 (i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which TJX relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

**INQUIRY-1: CITIZENS**

**FUNDS**

230 Commerce Way

Suite 300

Portsmouth

New Hampshire 03801

Telephone: 603.436.5152

Facsimile: 603.433.4209

1.800.223.7010

E-mail: welcome@citizensfunds.com

March 1, 2001

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office **[*2]** of Chief Counsel

Re: Shareholder Proposal of Citizen Funds and the Presbyterian Church Submitted to the TJX Companies, Inc. for inclusion in the 2001 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf of Citizen Funds and the Presbyterian Church (USA) ("Proponents"), each of which is a beneficial owner of shares of common stock of TJX Companies, Inc. ("TJX" or the "Company"). The Proponents have jointly submitted a shareholder proposal to TJX for inclusion in the Company's 2001 proxy statement. The Proposal urges TJX's board of directors ("Board") to implement and monitor compliance with a workplace human rights code of conduct based on principles of the International Labor Organization's ("ILO's") conventions. The ILO's conventions principles include the following:

. All workers have the right to form and join trade unions and to bargain collectively;
. Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions;
. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless **[*3]** of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics;
. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor;
. There shall be no use of child labor.

In a letter to the Commission dated February 1, 2001, ("No-Action Request"), TJX stated that it intends to omit the Proposal from its proxy materials prepared for the 2001 annual shareholders meeting. TJX argues that the Proposal is excludable because: 1) it would interfere with management functions in violation of Rule 14a-(8)(i)(7; 2) it is improper under Delaware law pursuant to Rule 14a-8(i)(1); and 3) because it is misleading with respect to a material fact in violation of Rule 14a-8(i)(3). The Proponents respectfully request that the Commission deny the relief that TJX seeks on the basis that the Proposal: 1) does not deal with matters relating to the Company's ordinary business; 2) is proper under Delaware law; and 3) is not misleading as to a material fact.

1. The Proposal is not excludable pursuant to Rule 14a-8(i)(7) since its relates to human rights/social policy issues which are not considered "ordinary **[*4]** business."

TJX invokes the "ordinary business" exclusion of Rule 14a-8(i)(7) which provides that a company may omit a shareholder proposal if it deals with issues relating to the company's ordinary business operations. The Proponent's Proposal deals with extraordinary social policy issues which are far from "ordinary business" matters. n1 According to the Commission's Release accompanying the 1998 Amendments to the Rules on Shareholder Proposals, proposals relating to matters of management of the workforce, (such as hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers) but focusing on sufficiently significant social policy issues generally are not considered excludable under Rule 14a-8(i)(7). Proposals dealing with significant social policy issues are not excludable under the rule "because [they] transcend [] day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." SEC Release 34-40018 (May 21, 1998) at *3. There can be no dispute that shareholder proposals dealing with "sweatshop" issues raise significant social policy issues. The Division has **[*5]** issued various letters in the last year recognizing that human rights issues are not subject to the "ordinary business" exclusion. See Oracle Corporation, SEC No-Action Letter (August 15, 2000) 2000 WL 1182877 (company may not exclude proposal asking board to adopt The U.S. Business Principles for Human Rights Workers in China ("China Principles")); Microsoft Corporation, Sec No-Action Letter (September 14, 2000) 2000 WL 1357910 (company may not exclude proposal that board make all possible efforts to implement and/or increase activity on each of the "China Principles").

n1 For background information discussing the prominence and significance of the "sweatshop" issue, see Appendix A to the Proponents' letter in support of their shareholder proposal to The Warnaco Group. Inc., SEC No-Action Letter (March 14, 2000) WL343455 *4-8.

Directly on point is the Division's recent No-Action Letter disagreeing with PPG Industries, Inc.'s ("PPG") argument that it could exclude, as relating to ordinary business, a proposal requesting that the board of directors adopt, implement and enforce a workplace code of conduct based upon **[*6]** the International Labor Organization's Conventions on workplace human rights. PPG Industries, Inc., SEC No-Action Letter (January 22, 2001) 2001 WL 78513. The Shareholder proposal submitted to PPG set forth the same five principles stated in Proponent's Shareholder Proposal to TJX. PPG cited both Rule 14a-8(i)(7) and the Pennsylvania Business Corporation Law of 1988 when arguing that the shareholder proposal was excludable as ordinary business problems that should be left to management and the board of directors. Id. at *2. While the Division did not directly address PPG's argument that the proposal violated Pennsylvania law, the Division disagreed with PPG's argument that it could omit the shareholder proposal as "ordinary business." In light of the PPG No-Action Letter, it is clear that the five workplace human rights principles expressly outlined in the Proponents' Proposal focus on significant social policy issues. As such the Proposal is not excludable as "ordinary business."

TJX argues extensively that the Proponent's Proposal is excludable because it mentions the SA8000 Standards in a whereas clause. TJX contends that because the SA8000 Standards

**[*7]** specifically address wage and overtime issues, the Proposal is excludable as related to ordinary business matters. TJX mischaracterizes the Proponents' Proposal as asking for the implementation of the SA 8000 Standards. The whereas clause which mentions the SA8000 Social Accountability Standards merely identifies a program of independent monitoring established by the Council on Economic Priorities. The Proponents do not ask that the Company adopt and implement the SA8000 Standards nor do they ask the Company to adhere to monitoring in accordance with the SA8000 Standards. Proponent's Resolve Clause asks the Company to commit itself to the implementation of a workplace code of conduct based upon the five principles expressly set forth in the Proposal and which arose out of the International Labor Organization's Conventions on workplace human rights. Specifically, the Proponents ask the Company to commit to implementation of the following principles:

. All workers have the right to form and join trade unions and to bargain collectively;
. Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out **[*8]** their representation functions;
. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics;
. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor;
. There shall be no use of child labor.

The principles set forth above espouse broad social policy concerns which are not nearly as specific as the China Principles, let alone the SA8000 standards. Because the Proposal does not seek implementation of the SA8000 standards and the principles outlined in the Proposal are broader than those contained in the China Principles, there is no basis to exclude the Proposal under the ordinary business exclusion.

TJX also argues that the Proposal is excludable because it mentions unionization. In support of its position, the Company cites to the SEC No-Action Letter of Modine Manufacturing, SEC No-Action Letter (May 6, 1998), 1998 WL 234140. Modine is not applicable in this case because it sought the development of a code under **[*9]** which United States workers could organize and maintain unions in this country, an area of law governed by the National Labor Relations Association. The Proponent's Proposal specifically addresses TJX's implementation of human rights standards in its overseas contracting and subcontracting of products as well as its purchase of merchandise from suppliers contracted and subcontracted all over the world. The Proposal does not relate to unionization of workers in the United States.

2. The Proposal is not improper under state law pursuant to Rule 14a-8(i)(1) since it relates to human rights/social policy issues which are not considered ordinary business management.

TJX argues that the Proposal is excludable under Rule 14a-8(i)(1), which provides that a proposal may be excluded if it is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." TJX argues that the Proposal violates Delaware law, the state of the Company's incorporation, because it would "mandate that TJX both 'commit itself to full implementation' of the standards described in the Proposal and 'commit to a program of outside, independent monitoring of compliance' **[*10]** with these standards." Delaware law provides that "the business and affairs of every corporation under this chapter shall be managed by or under the direction of the board of directors, except as otherwise provided in this chapter or in its certificate of incorporation."

DEL. CODE ANN. tit. 8, § 141(a). The issue of whether Proponents' Proposal is excludable under Delaware law is analogous to the determination of whether the Proposal is excludable under the "ordinary business" exception of Rule 14a-(8)(i)(7). As the Commission stated in its Release accompanying the 1998 Amendments to the Rules on Shareholder Proposals, "the general underlying policy of [the ordinary business] exclusion is consistent with the policy of most state corporate laws: to confine resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40018 (May 21, 1998) at *3 (emphasis added). The workplace human rights principles raised in the Proponents' Proposal focus on significant social policy issues which "transcend the day-to-day business matters" of **[*11]** TJX and raise policy issues so significant that they warrant a shareholder vote. Id. The Proposal does not focus on TJX's ordinary business matters. The Division implicitly rejected a similar argument by PPG that the same five workplace human rights principles were not proper matters for a shareholder vote under the Pennsylvania Business Corporations Law of 1988. PPG Industries, Inc., SEC No-Action Letter (January 22, 2001) 2001 WL 78513 at *10. PPG, while not expressly citing Rule 14a-8(i)(1), argued that under Pennsylvania law, ordinary business decisions such as labor relations are proper subjects for management and the board, not shareholders. Id. at *2. While the Division did not directly address PPG's state law argument, it did opine that the shareholder proposal was not excludable under Rule 14a-8(i)(7), the ordinary business exclusion.

3. The Proponent's Shareholder Proposal is not false or misleading pursuant to Rule 14a-8(i)(3).

TJX argues that Proponents' Proposal is misleading as to a material fact because it asks the Company to adhere to the standards set forth in SA8000 without identifying the specifies standards in the Proposal. **[*12]** However, as stated previously in this letter, the Proposal does not seek implementation of the SA8000 Standards. The Proposal asks the Company to commit to implementation of a workplace code of conduct based upon the five principles specifically set forth in the Proposal and which arose out of the International Labor Organization's Conventions on workplace human rights. Because the Proponents do not seek implementation of the SA8000 Standards, there is nothing misleading about the failure to include the specific standards outlined in SA8000.

TJX also argues that the section of the resolve clause of the Proposal that requests implementation of a workplace human rights code of conduct by the Company's "own international production facilities" is misleading because the Company does not have any of its own international production facilities. TJX argues that the reference to "its own international production facilities" may lead shareholders to believe that TJX sanctions the existence of sweatshop conditions in its international production facilities. First, the Proposal clearly states in the first whereas clause that "TJX Companies, Inc. currently has some overseas contracting and **[*13]** subcontracting of products as well as merchandise from suppliers contracted and subcontracted all over the world." Therefore, the shareholders are advised of the nature of the Company's relationship with overseas contractors, subcontractors and suppliers in the first paragraph of the Proposal. Second, the resolution nowhere states or implies that the Company condones sweatshop conditions under any circumstances, whether they occur in the production facilities of overseas contractors, subcontractors, suppliers or in Company owned international facilities. TJX reads too much into the text. The Proposal acknowledges that there is an increased public awareness of sweatshop conditions overseas. The Proposal contemplates that the Company's commitment to a workplace code of conduct and a program of independent monitoring will serve to maintain and strengthen consumer and investor confidence in TJX. There are no implied allegations of wrongdoing and use of the phrase "its own international production facilities" does not create any such implication.

TJX has failed to carry its burden of proof to establish the applicability of any of the exclusions. See Rule 14a-8(g). We request that the **[*14]** Staff inform TJX that the SEC proxy rules require denial of the Company's No-Action Request. We encourage you to call the undersigned counsel at (603) 436-1513 x-3610 with any questions in connection with this matter or if the Staff seeks any additional information.

Very truly yours,

Marcia S. Kovalik
Associate Counsel

**INQUIRY-2: TJX**

**THE TJX COMPANIES, INC.**

770 COCHITUATE ROAD FRAMINGHAM, MASSACHUSETTS 01701

February 1, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Citizens Funds and the Presbyterian Church (USA)

Ladies and Gentlemen:

The TJX Companies, Inc. ("TJX") has received a shareholder proposal (the "Proposal") from Citizens Funds and the Presbyterian Church (USA) (collectively, the "Proponents") for inclusion in TJX's proxy materials for its year 2001 annual shareholders meeting. The Proposal requests that TJX commit to a specific set of standards on global workplace practices and commit to independent monitoring of compliance with those standards. A copy of the Proposal is included with this letter as Exhibit A. *

*Proposal was not made publicly available by the SEC.

TJX intends **[*15]** to exclude the Proposal from its proxy statement and form of proxy for its year 2001 annual shareholders meeting. For the reasons set forth below, we believe it is proper to exclude the Proposal from our proxy materials pursuant to Rules 14a-8(i)(1), 14a-8 (i)(3), and 14a-8(i)(7), each under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the Division of Corporation Finance (the "Division") advise us that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if we omit the Proposal from our proxy materials.

1. The Proposal is Improper Under State Law-Rule 14a-8(i)(1)

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal, if adopted, would mandate that TJX both "commit itself to the full implementation" of the standards described in the Proposal and "commit to a program of outside, independent monitoring of compliance" with these standards. TJX is organized under the laws of the State **[*16]** of Delaware. Because the Proposal mandates action by TJX, the Proposal violates Delaware law, which places fundamental responsibility for a corporation's management in the hands of the board of directors, not the shareholders. See Delaware General Corporation Law § 141(a), DEL. CODE ANN. tit.8, § 141(a). The Division has repeatedly granted no-action relief to Delaware corporations under Rule 14a-8(i)(1) where a shareholder proposal has been couched in mandatory, rather than precatory, terms. See, e.g., Triarc Cos., Inc., SEC No-Action Letter (Apr. 22, 1999), 1999 WL 241785 (proposal mandating directors to engage a brokerage firm for the purpose of investigating sale of company may be excluded pursuant to Rule 14a-8(i)(1)). As a result, the Proposal may be excluded from TJX's proxy materials under Rule 14a-8(i)(1).

II. The Proposal Would Interfere with Management Functions-Rule 14a-8(i)(7)

Even if the Proponents revise the Proposal to make it precatory, TJX believes that the Proposal may be excluded under Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal **[*17]** deals with a matter relating to the company's ordinary business operations."

The Proposal asks for the implementation of the SA8000 Standards. Although the Proponents' resolution refers only to "the aforementioned human rights standards," these "aforementioned standards" can only be the SA8000 Standards. The SA8000 Standards are the only "standards" mentioned in the Proposal. The Proposal also refers to certain "principles"--eight Conventions adopted by the International Labor Organization. However, these Conventions are never referred to as "standards," and in the sixth "whereas" clause of the Proposal, the Proponents clarify that the Conventions are incorporated into the SA8000 Standards.

The SA8000 Standards (the "Standards") are a very specific set of standards. Because the Standards are not described in detail in the Proposal, we have attached (as Exhibit B) materials from the website of Social Accountability International, the organization that formulated the Standards and continues to promote them. Further materials are available through the various links contained on the following site: http://www.cepaa.org/ (accessed 1/11/01). Our discussion below is based on a review **[*18]** of materials, posted on the websites of Social Accountability International and its affiliate, the Council on Economic Priorities (http://www.cepnyc.org/; accessed 1/11/01), which describe the SA8000 Standards.

The Standards govern many matters that relate to "ordinary business operations." For instance, with respect to compensation the Standards (at Section IV.8.1) ask that [the complying company] "ensure that wages paid for a standard working week . . . shall always be sufficient to meet the basic needs of personnel and to provide some discretionary income...." Section IV.8.2 provides for [the complying company] to "ensure that . . . wage and benefits composition are detailed clearly and regularly for workers...." Section IV.8.2 also requires that "compensation is rendered in cash or check form, in a manner convenient to workers...."

In TJX's opinion, these standards pertain to matters of ordinary business. The Division has repeatedly stated that an employer's policies with regard to wage adjustments and wage levels are matters of ordinary business, and that proposals relating to these matters may accordingly be excluded under 14a-8(i)(7). In one line of no-action letters, the **[*19]** Division has permitted exclusion of proposals relating to general (non-executive) compensation or employee benefits. See, e.g., Merck & Co., Inc., SEC No-Action Letter (February 28, 2000), 2000 WL 280246 at *4 (proposal requesting that pharmacists' wages and benefits packages be improved could be excluded as related to "ordinary business operations (i.e., general employee compensation matters)"). In other letters, the Division has allowed exclusion of proposals calling for reports on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage." See Wal-Mart Stores, Inc., SEC No-Action Letter, (March 15, 1999), 1999 WL 152447 (proposal that called for a report discussing, among other matters, supplier wage adjustment policies could be excluded as relating to ordinary business operations); Kmart Corp., SEC No-Action Letter (March 12, 1999), 1999 WL 150302 (same); The Warnaco Group, Inc., SEC No-Action Letter (March 12, 1999), 1999 WL 152445 (same). See also United Technologies, SEC No-Action

Letter (February 19, 1993), 1993 WL 48821. **[*20]** The Proposal, if adopted, would require TJX to demand that its suppliers comply with a set of standards that is more detailed, specific, and mundane than the wage-related proposals excluded pursuant to the no-action letters cited above. TJX accordingly believes that, like the cited proposals, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to a matter of ordinary business.

The Standards also address working hours and overtime. Section IV.7.1 sets the maximum number of hours that may be worked per week on a regular basis at forty-eight (48). It also requires, among other things, that "overtime work (more than 48 hours a week) does not exceed 12 hours per employee per week, is not demanded in other than exceptional and short term business circumstances, and is always renumerated at a premium rate." In a recent letter, the Division addressed a proposal that called for Intel Corporation to adopt an "Employee Bill of Rights" covering subjects such as maximum weekly hours and the time at which work was to begin. The Division permitted Intel to exclude the proposal as "relating, in part, to [its] ordinary business operations (i.e., management of the workplace)." Intel Corp., SEC No-Action Letter (March 18, 1999), 1999 WL 156339 **[*21]** at *18. See also General Motors Corp., SEC No-Action Letter (March 23, 1999), 1999 WL 160354 at *2 (proposal calling for a one-hour lunch period and flexible schedules for employees with school-age children could be excluded as relating to "ordinary business operations (i.e., management of the workplace)"). We believe that, by mandating a maximum number of hours for the employees of TJX's suppliers and specifying the circumstances under which overtime work may be required, the Proposal similarly deals with matters that are at the core of day-to-day business.

The Standards also address unionization and the rights of workers to organize. Sections IV.4.2 and IV.4.3 require that [the complying company] "shall respect the right of all personnel to form and join trade unions of their choice and bargain collectively. . ." and "in those situations in which the right to freedom of association and collective bargaining are restricted under law, facilitate parallel means of independent and free association and bargaining for all such personnel...." The Division has recognized that employment matters for the general workforce, including employee relations, are **[*22]** matters relating to the conduct of ordinary business operations. See Modine Manufacturing Co., SEC No-Action Letter (May 6, 1998). 1998 WL 234140 (allowing exclusion of a proposal to form a committee to consider a corporate code of conduct addressing, among other things, the right to organize and maintain unions); see also UAL, Inc., SEC No-Action Letter (March 3, 1986), 1986 WL 65333 at *15 (proposal could be excluded as relating to the "negotiation and settlement of collective bargaining disputes"). Section IV.4.3, in particular, asks TJX to demand that its international suppliers encourage union-like organizations in the face of laws to the contrary. Such an action by TJX could involve the possibility of legal sanctions for TJX and its suppliers, and is therefore a matter better left to TJX's management as a part of its legal compliance program. See generally Associates First Capital Corp., SEC No-Action Letter (December 23, 1998), 1999 WL 95468 at *13 (proposal could be excluded under Rule 14a-8(i)(7) as relating to the "general conduct of a legal compliance program").

The Standards also **[*23]** specify certain aspects of the manner in which TJX must organize a compliance effort. For instance, Section IV.9.3 states that "the company shall appoint a senior management representative who, irrespective of other responsibilities, shall ensure that the requirements of this standard are met...." Likewise, Section IV.9.4 states that "the company shall provide for non-management personnel to choose a representative from their own group to facilitate communication with senior management on matters related to this standard." The Standards thus pertain to TJX's management of its workforce and its relations with employees--matters that the Division has stated are related to ordinary business See, e.g., Modine Manufacturing Co., SEC No-Action Letter (May 6, 1998), 1998 WL 234140 at *7 (proposal could be excluded as relating to "relations between the company and its employees"); see also Amendment to Rules on Shareholder Proposals, SEC Release 34-40018 (May 21, 1998), 1998 WL 254809 at *4 (noting that proposals "relating to the management of the workforce" generally cannot be subject to direct shareholder oversight, and accordingly

**[*24]** involve matters of ordinary business operations).

Each of these examples, which could be multiplied, illustrates that the Proposal conflicts with the principles underlying Rule 14a-8. In the Commission's Release No. 34-40018, pursuant to which 14a-8 was amended to its present form, the Commission stated that the purpose of the ordinary business exemption is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40018 (May 21, 1998), 1998 WL 254809 at *5. Taken individually or as a whole, the Standards, in the words of Release 34-40018, "seek to micro-manage" TJX and its relationship with its international suppliers by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. at *5. Shareholders cannot effectively control their companies' actions on such detailed matters as how much workers are paid, how many hours workers should work, when overtime work is required and whether union organization **[*25]** should be encouraged.

The fact that the Proposal might arguably raise policy issues does not alter this analysis. In a series of letters issued in 1999, the Division allowed the exclusion of proposals calling for a report on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage." See Wal-Mart Stores, Inc., SEC No-Action Letter, (March 15, 1999), 1999 WL 152447; Kmart Corp., SEC No-Action Letter (March 12, 1999), 1999 WL 150302; The Warnaco Group, Inc., SEC No-Action Letter (March 12, 1999), 1999 WL 152445. In explaining its decision, the Division noted that "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [relating to wages] relates to ordinary business operations." Kmart Corp., SEC No-Action Letter (March 12, 1999), 1999 WL 150302 at *14. Like the proposals discussed in the cited letters, the Proposal includes matters that clearly relate to ordinary business operations. As a result, TJX believes that **[*26]** the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

In this respect, the Standards may be contrasted with the subject of several recent shareholder proposals--the "U.S. Business Principles for Human Rights of Workers in China" (the "China Principles"). In a recent letter, the Division disagreed with Microsoft's argument that it could exclude, as relating to matters of ordinary business, a proposal requesting that Microsoft's board of directors "make all possible lawful efforts to implement and/or increase activity" on each of the China Principles. See Microsoft Corporation, SEC No-Action Letter (August 2, 2000), 2000 WL 1357910. The China Principles, however, do not raise the same concerns as the Standards. Microsoft argued, for instance, that its proposal could be excluded because wage levels are a matter of ordinary business under Rule 14a-8(i)(7). The Division disagreed. However, the China Principles requested only adherence to "wages that meet workers' basic needs...and at a minimum, to the wage...guidelines provided by China's national labor laws." In contrast, the Standards discuss not only how wages should be determined, but how wages should **[*27]** be paid and how (and how often) they should be explained to workers. Likewise, the China Principles include a commitment to "adhere to ...fair and decent working hours, and at a minimum, to the...hour guidelines provided by China's national labor laws." The Standards, in contrast, specify both the maximum number of hours that may regularly be required and the circumstances under which overtime work is acceptable. In a word, the China Principles are simply that--principles. The Standards are a program of compliance that seeks to govern the details of TJX and its suppliers' business. See SEC Release 34-40018, 1998 WL 254809 at *5 (noting that a concern with "micro-managing" may arise where a proposal "seeks to impose...methods for implementing complex policies"). While TJX recognizes and shares the earnest concerns that motivate the Proponents, it is our opinion that the Standards are too detailed, specific, and far-reaching to be the proper subject of a 14a-8 shareholder proposal.

III. The Proposal is Misleading With Respect to a Material Fact-Rule 14a-8(i)(3)

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded "if the proposal **[*28]** or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." TJX believes that the Proposal is misleading with respect to a material fact.

The Proposal requests that TJX commit to full implementation of certain standards by its international suppliers and in its own international production facilities. However, neither TJX nor any of its subsidiaries has its own international production facilities. By implying that such production facilities exist, the Proposal is misleading with respect to a material fact. Shareholders reading the Proposal may be concerned that TJX sanctions the existence of sweatshop conditions in its international production facilities, which the Proposal implies to exist.

In addition, the Proposal asks TJX to commit to a set of standards that are not fully listed or described. The sixth "whereas" clause of the Proposal states that "these standards incorporate the conventions of the International Labor Organization (ILO) on workplace rights which include the following principles...." The clause goes on to list only five principles that **[*29]** form only a small part of the Standards. What the Resolution does not make clear, however, is the fact that the Standards also include, for instance, International Labor Organization Conventions relating to work at home and occupational safety and health, as well as other independently developed standards. The broad-reaching content of the Standards is not described.

Because the Proposal describes the content of the Standards selectively, TJX believes that it is misleading. While many shareholders may support the principles that are described, they may not support the Standards that are not described. This selective discussion, TJX believes, is misleading to shareholders, who are being asked to vote without a complete summary of the Standards they are being asked to approve. In Occidental Petroleum Corp., the Division allowed exclusion of a proposal under 14a-8(i)(3)'s predecessor where "any actions(s) ultimately taken by the company upon implementation of the proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." SEC No-Action Letter (February 11, 1991), 1991 WL 176728 at *4. Because the Proposal **[*30]** does not fully describe the Standards, it may similarly mislead shareholders. Accordingly, TJX believes that the Proposal may be excluded under Rule 14a-8(i)(3).

* * * *

Based upon the reasons stated above, TJX believes the Proposal may be properly omitted from its year 2001 proxy materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(3) and 14a-8(i)(7). To the extent that these reasons are based on matters of state law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j).

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. A copy of this submission is being provided to each of the Proponents.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it in the enclosed envelope.

Please feel free to call Mary E. Weber of Ropes & Gray at (617) 951-7391 or Stephen J. Tate of Ropes & Gray at (617) 951-7176 with any questions regarding the foregoing submission.

Very truly yours,

Jay H. Meltzer
Senior Vice President,
General Counsel and Secretary
The TJX Companies, Inc.

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **SEC No-Action, Exemptive, and Interpretative Letters**
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Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **SEC No-Action, Exemptive, and Interpretative Letters**

Terms: **cite(2001 sec no-act.lexis 366 or 2001 sec no-act.lexis 372 or 2001 sec no-act.lexis 383 or 2001 sec no-act.lexis 370 or 2001 sec no-act.lexis 384 or 1999 sec no-act.lexis 329)** (Edit Search)

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*2001 SEC No-Act. LEXIS 383, **

**2001 SEC No-Act. LEXIS 383**

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

March 13, 2001

**CORE TERMS:** supplier, human rights, monitoring, shareholder, commit, stockholder, proxy, workplace, board of directors, implemented, convention, certificate of incorporation, proper subject, proponent, omission, managed, omit, child labor, excludable, wage, annual meeting, staff, proxy statement, entitled to vote, outstanding stock, aforementioned, inclusion, promotion, oversight, consumer

**[*1]** McDonald's Corporation

**TOTAL NUMBER OF LETTERS:**
2

**SEC-REPLY-1:**
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2001

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: McDonald's Corporation
Incoming letter dated January 15, 2001

The proposal relates to McDonald's committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which McDonald's relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

**INQUIRY-1: McDonald's**

McDonald's Corporation . McDonald's Plaza . Oak Brook, Illinois 60523

(630) 623-3373

Fax: (630) 623-3512

January 15, 2001

**VIA COURIER**

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, **[*2]** D.C. 20549

**Re: Shareholder Proposal Submitted by the Treasurer of the State of Connecticut and the Comptroller of the City of New York**

Ladies and Gentlemen:

I am the Vice President, U. S. General Counsel and Secretary of McDonald's Corporation, a Delaware corporation (the "Company"), and am providing this letter pursuant to Rule 14a-8 (j) under the Securities Exchange Act of 1934. On behalf of the Company, I have enclosed six copies of this letter and a shareholder proposal submitted by the Treasurer of the State of Connecticut and the Comptroller of the City of New York (collectively the "Proponents") for inclusion in the proxy soliciting materials for McDonald's Corporation Annual Shareholders' Meeting to be held on May 17, 2001. I am also enclosing other exhibits as referenced in this letter including an opinion of Delaware counsel.

The Proposal

On December 8, 2000, the Company received a shareholder proposal submitted by the Treasurer of the State of Connecticut for inclusion in the Company's proxy soliciting material in connection with its Annual Shareholders' Meeting. On December 11, 2000, the Company received notice from the Comptroller of the City **[*3]** of New York, that it would co-sponsor with the Treasurer of the State of Connecticut, the proposal submitted by the City of New York. The Proposal requests that the Company commit itself to the full implementation of the SA 8000 Social Accountability Standards ("SA8000 Standards") "by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards" (the "Proposal").

The Proposal is excludable under Rule 14a-8(d) because it is a violation of the Proxy Rules.

Rule 14a-8(d) requires that a stockholder proposal, in the aggregate, not exceed 500 words to qualify for inclusion in a registrant's proxy materials. The Proposal seeks to circumvent the 500-word limit of the Rule by referring to but omitting the actual text of the SA8000 Standards from the Proposal. The text of the SA8000 Standards constitutes a fundamental aspect of the Proposal. The SA8000 Standards constitute over 1,991 words. By incorporating the 1,991 words of the text of the SA8000 Standards together with the more than 357 words of the Proposal, the Proponents have effectively increased the length of their **[*4]** stockholder proposal by more than four times the limit set by the Commission's Proxy Rules. Thus, the Proposal violates the Proxy Rules and should be properly excludable from the 2001

Proxy Materials under Rule 14a-8(i)(3).

The Proposal is excludable under Rule 14a-8(i)(1) because it is improper under state law.

The Company proposes to omit the Proposal from its proxy materials under Rule 14a-8(i)(1) which permits such an omission if a proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

The Proposal begins with whereas clauses describing a program known as the SA8000 Social Accountability Standards established by the Council on Economic Priorities which is said to incorporate the conventions of the International Labor Organization on workplace human rights, including principles relating to rights of workers and employment practices. The Proposal reads as follows:

> Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program **[*5]** of outside, independent monitoring of compliance with these standards.

The Proposal, if implemented, would, by its terms, "commit" the Company to (i) the implementation of various human rights standards by its international suppliers and in its own international production facilities and (ii) a program of "outside, independent monitoring of compliance with these standards."

Section 141(a) of the Delaware General Corporation Law (the "DGCL") is a "bedrock" provision of the DGCL. It provides that the business of a corporation is to be managed by its directors:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 *Del.C.* § 141(a) (1998); *Pogostin v. Rice,* 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); *Smith v. Van Gorkom,* 488 A.2d 858, 872 (Del. 1985) ("Under Delaware **[*6]** law, the business judgment rule is the offspring of the fundamental principle, codified in 8 *Del. C.* § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.").

The Proposal would, however, by stockholder action alone (i) commit the Company to implementing certain employment and workplace standards and (ii) subject the Company to a program of outside, independent monitoring of compliance with such standards. In so doing, the Proposal would entirely supplant the Directors' discretion with respect to these matters and commit the Company to outside monitoring. Any decision with respect to such implementation and monitoring, however, is a matter relating to the management of the business and affairs of the Company and, under Section 141(a) of the DGCL, is a matter for the Board of Directors of the Company. Accordingly, the Proposal is not a proper subject for stockholder action under the DGCL and is subject to omission from the Company's Proxy Materials under Rule 14a-8(i)(1).

Moreover, as indicated above, the Proposal contemplates the establishment of a program of outside, independent monitoring. Any such program would **[*7]** necessarily usurp the board's oversight function with respect to managing the business and affairs of the Company. As the certificate of incorporation of the Company does not permit any other body to manage the business and affairs of the Company, n1 in order to implement the Proposal the certificate of incorporation of the Company should be amended to provide for a "program of outside, independent monitoring."

n1 Section 141(a) of the DGCL provides that "except as may be otherwise provided in . . . [a corporation's] certificate of incorporation," the business and affairs of every Delaware corporation shall be managed by or under the direction of a board of directors.

In order to effectuate an amendment to a corporation's certificate of incorporation, Section 242 of the DGCL requires that the board of directors first adopt "a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Then, if a majority of the outstanding **[*8]** stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, has been voted in favor of the amendment, a certificate of amendment may be filed with the Secretary of State of the State of Delaware to effect the amendment. The Proposal, as presented, would implement a program of outside, independent oversight of Company activities. Accordingly, it would take away corporate authority expressly reserved to the board under Delaware law. The SEC staff has recognized that a proposal which would circumvent the statutory scheme for charter amendments prescribed by Delaware law is not a proper subject for stockholder action. See Watt Industries, Inc. (July 10, 1998); Hechinger Company (March 28, 1997). Therefore, the Proposal is not a proper subject for stockholder action and is subject to omission from the Company's Proxy Materials under Rule 14a-8(i)(1). An opinion of Delaware counsel supporting the Company's position is attached hereto as Exhibit 1.

The Proposal is excludable under Rule 14a-8(i)(3) because it is in violation of the Proxy Rules.

The Company proposes to omit the Proposal from its 2001 proxy materials **[*9]** under Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (available Jul. 30, 1992). See also Bristol-Myers Squibb Company (available Feb. 1, 1999).

The Proposal is vague and misleading because stockholders will not know what they are being asked to consider and vote on from the face of the Proposal. That ambiguity is introduced by the way the SA8000 Standards are characterized in the Proposal and by the fact that the Proposal does not set forth the full text of the SA8000 Standards, but instead relies on a reference to them. Further, the Proposal then incorporates the conventions of the International Labor Organization into the SA8000 Standards, but misleads the reader by **[*10]** reciting only certain principles from those conventions. Again, the Proposal fails to set forth the full text of the conventions, yet, the Proponents are requesting that the Company commit itself to implementation and monitoring of a collection of human rights and supplier/vendor standards which are not completely disclosed to the shareholders.

The Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented.

The Proponents request that the Company commit itself to the full implementation of the SA8000 Standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards. n2 The Company proposes to omit the Proposal from its 2001 proxy materials under Rule 14a-8(i)(10) because it has been substantially implemented.

n2 In the event the Proposal requires the Company to commit to such action, the Proposal may be excluded pursuant to Rule 14a-8(i)(1) which provides that "a proposal" that mandates certain action by the registrant's board of directors may not be a proper subject for shareholder action, while a proposal recommending or requesting such action of the board may be proper under such State laws. See prior discussion regarding exclusion of the Proposal under Rule 14a-8(i)(1). **[*11]**

McDonald's Corporation has worked closely with industry expert PriceWaterhouseCoopers to develop a social compliance program for our suppliers. This program is based on the commonly shared values described in the ILO and UN conventions for the purpose of protecting human rights of workers.

The Company did evaluate other social compliance programs, including the SA8000 Standards. The Company determined that the SA8000 standards were a tool that focused on a process-based approach to human rights culminating in a supplier certification. And, while the SA8000 Standards can be helpful in establishing some of the disciplines required to demonstrate compliance, it would not enable the Company to fully achieve its goals of supplier remediation, ongoing supplier and worker education, and continuous improvement in social compliance that satisfies the expectations of the Code. The Company will continue to work with its suppliers to leverage the appropriate tools, including -- if the supplier chooses -- SA8000, to achieve compliance but the tools are a means to social compliance and not the end.

Based on the foregoing, McDonald's has, in fact, substantially implemented the Proposal. Rule **[*12]** 14a-(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (August 16, 1983).

The Proposal is excludable Rule 14a-8(i)(11) because it substantially duplicates another proposal.

The Company proposes to omit the Proposal from its proxy materials under Rule 14a-8(i)(11). This rule permits an issuer to omit a shareholder proposal from its proxy materials if the proposal substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the company's proxy materials for the same meeting. On December 7, 2000, the Company received a shareholder proposal from Brianna Harrington by her father, John Harrington, Harrington Investments, Inc. recommending that the Company implement and/or increase activity with respect **[*13]** to a set of business principles for human rights of workers in China (the "Harrington Proposal"). A copy of the Harrington Proposal is attached as Exhibit II.

The Proposal asks the Company to adopt and implement certain enumerated human rights standards for its international operations and for its international suppliers. The Harrington Proposal asks the Company to take similar action, but with respect to the Company's operations and its suppliers in China. The standards in the Proposal and the Principles in the Harrington Proposal prohibit the use of child labor, address rates and payments of employee wages as well as hiring and promotion practices. Both the Proposal and the Harrington

Proposal request monitoring of compliance with each proponent's set of business and human rights standards.

While the Proposal has failed to list all of the Principles in the SA8000 Social Accountability Standards, it has incorporated all of them into the Proposal. Those standards not listed, but incorporated into the Proposal, include work hours, employee disciplinary practices, and occupational safety and health measures. Thus, the Proposal and the Harrington Proposal are substantially the **[*14]** same. While they are differ in terms and breadth, the Proposal substantially duplicates the Harrington Proposal and is therefore excludable under Rule 14a-8 (i)(11).

The Staff has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The test is whether the core issues to be addressed by the proposals are substantially the same, even though proposals may differ somewhat in terms or breadth. See, e.g., Pinnacle West Capital Corporation (March 16, 1993); Tri-Continental Corporation (March 2, 1998); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999).

The Proposal is Excludable Under Rule 14a-8(i)(7) Because it Deals With Ordinary Business Operations

The Company proposes to omit the Proposal from its 2001 proxy materials under Rule 14a-8 (i)(7). This rule permits an issuer to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. Although certain of the topics addressed in the Proposal may touch upon significant policy issues, these are interspersed with other "principles" that clearly relate to ordinary business matters that **[*15]** do not raise significant policy issues. In fact, taken in its entirety as a single proposal (as it must if the Proponent is not to violate the single-proposal limitation of Rule 14a-8(c)), the very breadth and scope of its individual "principles" demonstrate that the Proposal necessarily relates to the Company's "ordinary business" operations. Through its various requirements, the Proposal addresses not just prohibitions against slave and child labor, but also the rates and the payment of employee wages; it covers not just hiring and promotion practices, but also occupational health and safety measures; it relates not just to the Company's operations, but also those of its suppliers. In short, the only unifying concept underlying the many "principles" raised in the Proposal is that they all relate to the conduct of business. Thus, because it blankets virtually every aspect of doing business, the Proposal cannot avoid impermissibly treading on the Company's "ordinary business" operations.

For example, the Proposal by its incorporation by reference to all of the SA8000 Standards directs that the Company and its suppliers "adhere to wages that meet workers' basic needs," and to "fair **[*16]** and decent working hours." The Staff has stated that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to the employer's ordinary business and, therefore, the shareholder proposals involving such policies, may be properly excluded pursuant to rule 14a-8)(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999); Kmart Corporation (March 12, 1999); The Warnaco Group, Inc. (March 21, 1999); and United Technologies Company (February 19, 1993). The Staff has also consistently excluded proposals dealing with workplace management, employee supervision, labor-management relations, employee hiring and firing, conditions of employment and employee training and motivation because these issues correctly fall under "ordinary business operations." See Unisys Corporation (February 19, 1993).

An integral part of the daily conduct of ordinary business operations is the relationship between management and its employees. The negotiation of wages, hours and working conditions is a basic business issue faced by any employer. If shareholders were presented with this Proposal and if they adopted it, they would be interfering with the conduct and administration **[*17]** of the business by dictating day-to-day management of the business. Therefore, the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations.

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2001 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

By copy of this letter, McDonald's Corporation is notifying the Proponents of its intention to omit the proposal from the proxy statement and form of proxy. The Proponents are respectfully requested to copy the undersigned on any response that they may choose to make to the Staff.

The printing of the 2001 Proxy Statement is expected to begin on March 21, 2001. The Company tentatively plans to file definitive copies of the Proxy Statement with the Commission on or about April 4, 2001.

Please call Denise Horne at 630-623-3154 if you have any questions regarding this matter or as soon as a response is available. We would appreciate if you would fax your response to Denise Horne at 630-623-3512.

Very truly yours,

Gloria Santona
Vice President,
**[*18]** U. S. General Counsel
and Secretary

EXHIBIT I

MORRIS, NICHOLS, ARSHT & TUNNELL

1201 NORTH MARKET STREET

P.O. Box 1347

WILMINGTON, DELAWARE 19899-1347

302 658 9200

302 658 3989 FAX

January 11, 2001

McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523-1900

Ladies and Gentlemen:

You have requested our opinion whether a stockholder proposal (the "Proposal") submitted to McDonald's Corporation, a Delaware corporation (the "Company"), co-sponsored by the Connecticut Retirement Plans and Trusts Funds and the New York City Police Department Pension Fund may be omitted from the Company's proxy statement and form of proxy for its 2001 Annual Meeting of Shareholders (the "Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act").

It is our opinion that the Proposal, in the form submitted, is not a proper matter for action by

the stockholders of the Company under Delaware law. Therefore, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(1) which permits the omission of a shareholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."
**[*19]**
I. THE PROPOSAL.

The Proposal is preceded by whereas clauses describing a program known as the SA8000 Social Accountability Standards established by the Council on Economic Priorities which is said to incorporate the conventions of the International Labor Organization on workplace human rights, including principles relating to rights of workers and employment practices. The Proposal reads as follows:

> Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The Proposal, if implemented, would, by its terms, "commit" the Company to (i) the implementation of various human rights standards by its international suppliers and in its own international production facilities and (ii) a program of "outside, independent monitoring of compliance with these standards."

II. DISCUSSION.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") is a "bedrock" provision of the DGCL. It provides that the business of a corporation **[*20]** is to be managed by its directors:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 *Del. C.* § 141(a) (1998); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 *Del. C.* § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.").

The Proposal would, however, by stockholder action alone (i) commit the Company to implementing certain employment and workplace standards and (ii) subject the Company to a program of outside, independent monitoring of compliance with such standards. In so doing, the Proposal would entirely supplant the **[*21]** directors' discretion with respect to these matters and commit the Company to outside monitoring. Any decision with respect to such implementation and monitoring, however, is a matter relating to the management of the business and affairs of the Company and, under Section 141(a) of the DGCL, is a matter for the board of directors of the Company. Accordingly, the Proposal, as presented, is not a proper subject for stockholder action under the DGCL and is subject to omission from the Company's Proxy Materials under Rule 14a-8(i)(1).

Moreover, as indicated above, the Proposal contemplates the establishment of a program of outside, independent monitoring. Any such program would necessarily usurp the board's oversight function with respect to managing the business and affairs of the Company. As the certificate of incorporation of the Company does not permit any other body to manage the business and affairs of the Company, in order to implement the Proposal the certificate of incorporation of the Company should be amended to provide for a "program of outside, independent monitoring."

In order to effectuate an amendment to a corporation's certificate of incorporation, Section 242 of the **[*22]** DGCL requires that the board of directors first adopt "a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Then, if a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate of amendment may be filed with the Secretary of State of the State of Delaware to effect the amendment. The Proposal, as presented, would implement a program of outside, independent oversight of Company activities. Accordingly, it would take away corporate authority expressly reserved to the board of directors under Delaware law. The SEC staff has recognized that a proposal which would circumvent the statutory scheme for charter amendments prescribed by Delaware law is not a proper subject for stockholder action. *See Watt Industries, Inc.* (July 10, 1998); *Hechinger Company* (March 28, 1997). Accordingly, **[*23]** in our opinion, the Proposal is not a proper subject for stockholder action and is subject to omission from the Company's Proxy Materials under Rule 14a-8(i)(1).

Very truly yours,

Morris, Nichols, Arsht & Tunnell

**ATTACHMENT 1**

**State of Connecticut**

Office of the Treasurer

55 ELM STREET, HARTFORD, CONNECTICUT 06106-1773, TELEPHONE: (860) 702-3000

December 7, 2000

Mr. Jeffrey Kindler
McDonald's Corporation
One McDonald Plaza
Oakbrook, IL 60523

Dear Mr. Kindler:

As Treasurer of the State of Connecticut and principal fiduciary of the $ 22 billion Connecticut Retirement Plans and Trust Funds ("CRPTF"), I write to you concerning important corporate governance issues related to McDonald's Corporation that have implications for CRPTF's interests as a shareholder.

I understand that New York City's Pension Funds have submitted a resolution proposing the adoption by your shareholders at the company's 2001 annual meeting of humane, safe, fair and auditable workplace standards in your facilities throughout the world. Those standards are described in detail in a document entitled Social Accountability 8000 (SA 8000) and arise from the Conventions of the International Labor Organizations **[*24]** (ILO), the United

Nations Convention on the Rights of the Child, and the Universal Declaration of Human Rights. They address workplace conditions, including child labor, freedom of association, and workplace safety.

This letter is to inform you of the CRPTF's intention to co-sponsor that resolution.

I strongly believe that a company's corporate governance policies, such as the implementation of global standards for human rights in the workplace, can directly effect its long-term performance. The CRPTF's proxy voting policies explicitly support shareholder proposals that create good corporate citizens while enhancing long-term shareholder value. Specifically, the CRPTF policies support the adoption of global codes of conduct by a company and its suppliers that ensure basic protections for workers.

SA 8000 seeks to encourage productivity by improving and maintaining working conditions. By adopting SA 8000, your company is asking to have its workplace standards compliance assessed by an independent organization accredited by the Council on Economic Priorities Accreditation Agency. The evidence of compliance with SA 8000 provided by the assessment therefore should enhance the long-term **[*25]** performance of your securities by increasing consumer and investor confidence that your company and its suppliers are not associated with human rights violations in the workplace.

I urge McDonald's Corporation to adopt and implement SA 8000. In accordance with SEC Rule 14a-8(a)(1) I have attached a copy of our beneficial ownership of McDonald's Corporation stock. It is our intention to maintain ownership of these securities through the date on which the annual meeting of McDonald's Corporation is held.

If you have questions regarding this matter, please feel free to contact Meredith Miller, Assistant Treasurer for Policy, at (860) 702-3294.

Sincerely,

Denise L. Nappier

**ATTACHMENT 2**

**HARRINGTON**

**INVESTMENTS, INC.**

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923

HARRINV@NAPANET.NET

**US BUSINESS PRINCIPLES FOR HUMAN RIGHTS**

**OF WORKERS IN CHINA**

WHEREAS: our company's business practices in China respect human and labor rights of workers. The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the international Labor **[*26]** Organization and the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-

through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association **[*27]** and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity or region of origin.

(8) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(9) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(10) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(11) We will issue annual statements to the Human Rights for Workers in China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms. **[*28]**

**RESOLVED:** Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

**SUPPORTING STATEMENT:** As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

**ATTACHMENT 3**

COMPTROLLER OF THE CITY OF NEW YORK

1 CENTRE STREET

NEW YORK, NY 10007-2341

(212) 669-3500

December 6, 2000

Mr. Jeffrey Kindler
Secretary
McDonald's Corporation
One McDonald Plaza
Oakbrook, IL 60523

Dear Mr. Kindler:

As Comptroller of New York City, I am the custodian of the New York City Police Department Pension Fund (the "fund"). The fund's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

This October, on behalf of our pension funds, I wrote to the Chairman and CEO of your company urging the adoption and implementation of the Social Accountability 8000 **[*29]** (SA 8000), a uniform, verifiable, international standard for workers rights which is based on the Conventions of the International Labor Organization (ILO), the United Nations Convention on the Rights of the Child, and the Universal Declaration of Human Rights. Adoption of SA 8000 would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from Citibank certifying the fund's ownership, for over a year, of over $ 2000 worth of McDonalds' Corporation common stock, will follow. The fund intends to continue to hold at least $ 2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at 212-669-2651, if you have any further questions on this matter.

Sincerely,

Alan G. Hevesi
**[*30]**
**ATTACHMENT 4**

**MCDONALD'S CORPORATION/**

**GLOBAL HUMAN RIGHTS STANDARDS**

Whereas, McDonald's Corporation currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights **[*31]** which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers **[*32]** and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

EXHIBIT II

**HARRINGTON**

**INVESTMENTS, INC.**

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923

HARRINV@NAPANET.NET

December 4, 2000

Jack Greenberg, President & CEO
McDonald's Corporation
Kroc Drive
Oak Brook, IL 60523-1900

Dear Mr. Greenberg:

As custodian for my daughter's account (Brianna Barrington, Schwab Account 4129-7445) in which she holds 200 shares of McDonald's, I am filing the attached shareholder resolution for inclusion in the company's 2001 annual shareholder's meeting proxy material. This filing is pursuant to rule 14-a-8 of the Securities and Exchange Commission (SEC) and a statement of proof of ownership is enclosed.

The resolution Serves to express our continuing and growing concern of human rights issues, including low wages and dangerous working conditions existing in factories in China. We would like to see McDonald's join the China Working Group and become a signatory of the China Principles.

It is my understanding that Lisa Ciota, of McDonald's Investor Relations department, **[*33]** is engaged in a dialogue with Robert Rosoff, Consultant for the International Labor Rights Fund & Amnesty International, regarding the China Principles. It is our hope that McDonald's Corporation will agree to the terms of joining the China Working Group to help promote human rights, and specifically labor rights, in China. If an agreement is reached I will gladly consider withdrawing the attached shareholder resolution.

If you desire to discuss the substance of the proposal, prior to your deadline for printing the proxy statements, or if you require clarification of our actions please contact me at (707) 252-6166. Should management intend to recommend voting against the proposal, I request that the supporting statement also be included in the proxy printed material.

I look forward to hearing from you.

Sincerely,

John Harrington
President

**ATTACHMENT 1**

MCDONALDS' CORPORATION/

GLOBAL HUMAN RIGHTS STANDARDS

Whereas, McDonald's Corporation currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child **[*34]** labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain

collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO **[*35]** Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **SEC No-Action, Exemptive, and Interpretative Letters**
Terms: **cite(2001 sec no-act.lexis 366 or 2001 sec no-act.lexis 372 or 2001 sec no-act.lexis 383 or 2001 sec no-act.lexis 370 or 2001 sec no-act.lexis 384 or 1999 sec no-act.lexis 329)** (Edit Search)

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*2001 SEC No-Act. LEXIS 372, **

**2001 SEC No-Act. LEXIS 372**

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

March 13, 2001

**CORE TERMS:** proxy, shareholder, human rights, convention, commit, staff, monitoring, supplier, implemented, misleading, monitor, board of directors, vague, omit, implementing, factory, moot, articles of incorporation, enforcement action, business partner, state law, decision-making, circumvent, summarized, inspection, excludable, indefinite, summarize, workplace, recommend

**[*1]** Kohl's Corporation

**TOTAL NUMBER OF LETTERS:**
2

**SEC-REPLY-1:**
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2001

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Kohl's Corporation
Incoming letter dated January 15, 2001

The proposal relates to Kohl's committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that Kohl's may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Kohl's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Kohl's relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

**INQUIRY-1: KOHL'S**

CORPORATE OFFICES . N56 W17000 RIDGEWOOD DRIVE . MENOMONEE FALLS, WISCONSIN 53051 . (262) 703-7000

January 25, 2001

**VIA OVERNIGHT COURIER**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, **[*2]** D.C. 20549

Re: Shareholder Proposal Submitted by New York City Fire Department Pension and the Connecticut Retirement Plans and Trust Fund

Ladies and Gentlemen:

On behalf of Kohl's Corporation, a Wisconsin corporation (the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend any enforcement action to the Commission if the Company omits the shareholder proposal described below from its proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders (the "2001 Proxy"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has received a proposal co-sponsored by the New York City Fire Department Pension and the Connecticut Retirement Plans and Trust Fund ("the Proponents") requesting, pursuant to Rule 14a-8 of the Exchange Act, that the Company include a proxy proposal (the "Proposal") in the 2001 Proxy. The Proposal seeks to have the Company commit to implementing a set of workplace human rights standards known as Social Accountability 8000 ("SA8000"). **[*3]** The text of the Proposal is attached hereto as Exhibit A. A copy of the SA8000 standards, which were referred to but not actually included in the Proposal, is attached hereto as Exhibit B. In accordance with Rule 14a-8(j), six copies of this letter are enclosed.

On behalf of the Company , we hereby notify you and the Proponents (by copy of this letter) of the Company's intention to omit the Proposal from the 2001 Proxy pursuant to Rules 14a-8(i)(3), 14a-8(i)(1), 1 4a-8(i)(7) and 14a-8(i)(10).

**I. Summary of the Proposal**

As stated in one of the recitals, the Proposal refers to "a program of independent monitoring known as the SA8000 Social Accountability Standards" established by the Council of Economic Priorities. The Proposal provides as follows:

"Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

**II. Grounds for Omission**

The Company believes the Proposal may be omitted from the 2001 Proxy for each of the following independent **[*4]** reasons: (i) pursuant to Rule 14a-8(i)(3) because it is contrary to the proxy rules; (ii) pursuant to Rule 14a-8(i)(1) because it is improper under state law; (iii) pursuant to Rule 14a-8(i)(7) because it relates to the conduct of the ordinary business operations of the Company; and (iv) pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

**Rule 14a-8(i)(3) -- Proposal Violates the Proxy Rules**

The Proposal may properly be omitted from the 2001 Proxy pursuant to Rule 14a-8(i)(3), which allows the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules. First, the Proposal circumvents and contravenes Rule 14a-8(d), which limits the length of a proposal to 500 words. In addition, the Proposal is misleading, vague and indefinite, in violation of Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials.

The Proposal violates the 500-word limit of Rule 14a-8(d)

To qualify for inclusion in a registrant's proxy materials, Rule 14a-8(d) requires that a shareholder proposal and supporting statement, in the aggregate, not exceed 500 **[*5]** words. The Proposal seeks to circumvent the 500-word limit of Rule 14a-8(d) by omitting the actual text of SA8000, an eight-page single-spaced document. As noted in the Proposal, SA8000 in turn incorporates certain Conventions and Recommendations of the International Labor Organization (the "ILO Conventions"), the Universal Declaration of Human Rights (the "Human Rights convention") and the United Nations Convention on the Rights of the Child (the "UN convention"). By incorporating SA8000, the ILO Conventions, the Human Rights and UN conventions, which collectively are over 100 pages long n1, the Proponents have effectively increased the length of the Proposal well beyond 500 words. The Company notified the Proponents of this deficiency in a letter dated December 27, 2000, which is attached hereto as Exhibit C.

n1 Single spaced, printed from the ILO website.

In a similar context, the Staff has stated that the incorporation of web site content into shareholder proposals may violate the proxy rules. See *Templeton Dragon Fund* (June 15, 1998) ("reference to Proponent's Internet site in the supporting statement potentially may violate the proxy process requirements.") See also **[*6]** *The Boeing Company* (Feb. 23, 1999) (reference to a third-party web site excluded as false or misleading); *Emerging Germany Fund* (Dec. 22, 1998). Similarly, the Proponents seek to incorporate external sources into the Proposal and thereby circumvents the 500-word limit of the proxy rules. Further, as discussed below, the text of SA8000 and the ILO and other conventions are integral parts of the Proposal, which asks the Company to commit to the "full implementation" of these complex and lengthy standards.

We are aware that in the past, the Staff did not permit Eastman Kodak Company to exclude proposals requiring Kodak to endorse the environmental standards known as the "Ceres Principles" on the grounds that the proposals and the principles together exceeded 500 words. See, e.g., *Eastman Kodak Co.* (Jan. 7, 1993). We believe that the Proposal is distinguishable from the ones submitted to Kodak. First, Kodak was only asked to endorse the Ceres Principles, not implement them. Further, the Ceres Principles are contained in a single document which is easily summarized in a one page list, whereas SA8000 and the ILO, Human Rights and United Nations conventions impose hundreds of **[*7]** requirements contained in multiple sources. Because the Proposal effectively exceeds 500 words, it may be properly excluded under Rule 14a-8(i)(3).

The Proposal is excludable under Rule l4a-8(i)(3) because it is false and misleading.

The Proposal may be excluded pursuant to Rule l4a-8(i)(3) because it contains vague, false and misleading statements. A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." *Philadelphia Electric Co.* (July 30, 1992). See also *Bristol-Myers Squibb Co.* (Feb. 1, 1999); *IDACORP, Inc.* (January 24, 2000).

The Proposal is vague and misleading because shareholders will not understand what they are being asked to consider from the text of the Proposal. **[*8]** The Proposal is completely devoid of any description of the substantive provisions of SA8000. Rather than describing the content of SA8000 the Proposal recitals simply refer to the ILO Conventions, and briefly summarize eight of the 13 ILO Convention documents. However, SA8000 is much more extensive than what is summarized in the Proposal, and includes provisions relating to discrimination, working hours, compensation, discipline, control of suppliers, health and safety and other topics. The ILO Conventions impose additional principles, going far beyond those summarized in the Proposal. Further, as mentioned earlier, SA8000 also incorporates the Human Rights convention and the UN convention, which are not mentioned at all in the Proposal. The Human Rights convention consists of 30 Articles, and the UN convention consists of 54 Articles. Accordingly, the Proposal does not fully or accurately summarize the elements of SA8000.

The Proposal is also misleading because the shareholders would be unable to determine what actions or measures SA8000 would require if implemented. The Proposal fails to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform **[*9]** shareholders of what actions it would require the Company to take. Further, as discussed below, the Company already has a business policy in place that governs a virtually identical set of principles as those addressed in SA8000, but the Proposal does not discuss what additional actions would be needed. Because the Proposal is misleading on several levels, it may be excluded pursuant to Rule 14a-8(i)(3).

**Rule 14a-8(i)(1) -- Proposal is Improper under State Law**

Rule 14a-8(i)(1) allows a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization." The note which accompanies 14a-8(i)(1) indicates that, depending on the subject matter, proposals which would be binding on the company if approved by the shareholders are sometimes deemed improper and excluded from the proxy materials.

The Company is organized under the laws of the State of Wisconsin. Under the Wisconsin business corporation law (the "WBCL"), the Board of Directors, not the shareholders, are responsible for the management of the company. Section **[*10]** 180.0801(2) of the WBCL states: "All corporate powers shall be executed by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." This language indicates a presumption in Wisconsin law in favor of the Board of Directors as the decision-making body in relation to the operation of the business of the company, unless the Board's decision-making capacity is restricted by the company's Articles of Incorporation.

If approved, the Proposal would require the Company to "commit itself to the full implementation" of certain human rights standards involving international labor markets and to "commit to a program of outside, independent monitoring of compliance" with those standards. Questions regarding self-prescribed (as opposed to governmentally-required) standards involving the Company's international labor market are related to the operation of the business, and are therefore proper subjects for the decision-making capacity of the Board of Directors. The Board's authority to make decisions regarding these matters is not limited by the Company's **[*11]** Articles of Incorporation. Because the Proposal mandates action in an area that falls within the scope of powers reserved for the Board and not restricted by the Articles, the proposal conflicts with the powers conferred upon the Board by the WBCL and the Company's Articles, is not a proper subject for shareholder action under state law, and is therefore properly excludable under Rule 14a-8(i)(1).

**Rule 14a-8(i)(7) -- Proposal Relates to Conduct of Ordinary Business Operations**

The Proposal may also be properly excluded pursuant to Rule 14a-8(i)(7), which permits the omission of any proposal that "deals with a matter relating to the Company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "Release"), which accompanied the 1998 amendments to Rule 14a-8, the Commission stated that the underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is' impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the Release, the Commission reversed the Staffs **[*12]** position in *Cracker Barrel Old Country Store, Inc.* (October 13, 1992) with respect to the automatic exclusion of employment-related stockholder proposals raising social policy issues and announced that it would determine excludability under the "ordinary business" standard on a case by case basis.

In providing guidelines on how to make this determination, the Release stated that the "policy underlying the ordinary business exclusion rests on two central considerations." The first relates to the subject matter of the proposal. According to the Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration stated in the Release "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into a matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed **[*13]** judgment."

The Proposal requires the Company to implement policies relating to the same topics cited in the Release as examples of "ordinary business" operations. For example, Part IV of SA8000 imposes requirements on the hiring of employees (sections 1 and 2); retention of suppliers (section 9.6); discipline (section 6); working hours (section 7); and health and safety (section 3). Further, section 8 of Part IV addresses the rates and payment of employee wages. The Staff has consistently stated that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to an employer's "ordinary business" and consequently has allowed proposals involving such policies to be excluded pursuant to Rule 14a-8(i)(7). See, e.g., *Wal-Mart Stores, Inc.* (March 31, 2000); *Wal-Mart Stores, Inc.* (March 15, 1999); *Kmart Corp.* (March 12, 1999); *The Warnaco Group* (March 12, 1999).

We are aware that the Staff required the inclusion of a proposal asking Microsoft Corporation to embrace the "China Principles" despite Microsoft's argument that it fell under the ordinary business exclusion. *Microsoft Corp.* (Sept. 14, 2000). We believe that the **[*14]** Proposal more fundamentally relates to the Company's ordinary business than the one at issue in Microsoft. First, Microsoft was asked to "embrace" the China Principles whereas the Proposal requires the Company to "commit to the implementation" of SA8000, which, as discussed above, involves numerous policies and procedures as well as the oversight of Company operations. Moreover, SA8000 is a far more extensive set of standards, and incorporates several other conventions, all of which relate to the Company's ordinary business operations. Accordingly, the Proposal may properly be excluded on the basis of Rule 14a-8(i)(7).

**Rule 14a-8(i)(10) - Proposal Has Been Substantially Implemented**

The Proposal may be omitted from the 2001 Proxy pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. When a company can demonstrate that it has already adopted policies or taken actions to address each element of a proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g. , *Nordstrom Inc.* (Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers **[*15]** that was substantially covered by existing company guidelines was excludable as moot); see also *The Gap, Inc.* (March 8, 1996). The Staff does not require a company to have implemented a proposal in each of its precise details; rather, the Company may omit the proposal under Rule 14a-8(i)(10) if it has substantially implemented the "essential objectives" of the proposal. *General Motors Corporation* (March 4, 1996).

The Company adopted a formal business policy in October 1996 entitled "Terms of Engagement for Kohl's Business Partners" (the "TOE") which emphasizes the Company's long-standing philosophy that no merchandise purchased by the Company will be manufactured through the use of illegal labor conditions. The TOE is attached hereto as Exhibit D. The TOE shares the same goals as the Proposal, addresses virtually identical issues and has resulted in the implementation of most, if not all, of the standards embodied in SA8000. The Company's vendors, subcontractors and buying agents are required to comply with the TOE n2,, and the Company monitors their compliance with the TOE through two independent monitoring firms.

n2 The Proposal requires implementation of SA8000 by the Company's "international suppliers and in its own international production facilities". The Company operates a chain of retail department stores which sell goods manufactured by third parties, but does not directly operate any production facilities. **[*16]**

The following is a comparison of the four main sections of SA8000 (Exhibit B) with the corresponding provisions of the TOE (Exhibit D). We believe this comparison further supports the Company's position that its own policies and procedures make moot the Proponents' requirement that the Company commit to implementing SA8000.

I. Purpose and Scope

| **SA8000** | **The Company's Terms of Engagement ("TOE")** |
|---|---|
| The stated purpose of SA8000 is to enable a company to develop, maintain and enforce policies and procedures in order to manage those issues which it can control or influence and to demonstrate to interested parties that policies, procedures and practices are in conformity with the requirements of the standard. The requirements are to be applied worldwide. | The TOE sets forth the minimum social accountability requirements for companies wishing to do business with Kohl's The TOE also provides the foundation for the Company's ongoing evaluation of its vendors' social responsibility. The TOE is applied on a worldwide basis to all of the Company's vendors, manufacturers, contractors, subcontractors, and other suppliers, sources and agents who provide the company with good or services. |

II. Normative Elements And Their Interpretation

| **SA8000** | **The Company's Terms of Engagement ("TOE")** |
|---|---|
| Companies are required to comply with all national and other applicable laws, and to respect numerous conventions of the International Labor Organization, the Universal Declaration of Human Rights and the United Nations Convention of the Rights of the Child. | The TOE states that all of the Company's business partners must operate in full compliance with all applicable local and national laws, rules and regulations pertaining to all aspects of factory operations. The vast majority of the issues addressed in the conventions and declarations listed in SA8000 are addressed in various parts of the TOE, as described below. |

III. Definitions

| **SA8000** | **The Company's Terms of Engagement ("TOE")** |
|---|---|
| SA8000 defines eleven terms used in the document. | The TOE do not include a list of defined terms, but rather define terms as they are used throughout the document. The Company's definitions of terms do not differ materially from those used in SA8000. |

IV. Social Accountability Requirements

| | **SA8000** |
|---|---|
| 1. Child Labor | Prohibits the use of child labor, which is defined as work by a child less than 15 years of age, unless local minimum age law stipulates a higher age. SA8000 requires establishment of procedures for remediation of children found to be working in situations involving unauthorized child labor and for the promotion of education for children and young workers in certain situations. |

| | **The Company's Terms of Engagement ("TOE")** |
|---|---|
| 1. Child Labor | The TOE strictly prohibits use of child labor, which is defined as work by a child who is younger than 15 (or 14 where the law of that country permits) or younger than the age for completing compulsory education in the country where such age is higher than 15. The Company will not utilize business partners who use or permit the use of child labor in any of their facilities. The TOE expressly requires observation of all legal requirements for the work of authorized minors, particularly those relating to hours, wages, minimum education and working conditions. |

**SA8000**

| | |
|---|---|
| 2. Forced Labor | The use or support of forced labor is prohibited. |

**The Company's Terms of Engagement ("TOE")**

| | |
|---|---|
| 2. Forced Labor | The use of forced labor is prohibited. |

**SA8000**

| | |
|---|---|
| 3. Health and Safety | Companies are to provide a safe and healthy working environment and to take adequate steps to prevent accidents and injuries. Procedures are required for the appointment of a senior management representative responsible for the implementation of health and safety standards. Also required are certain health and safety training programs and systems to detect potential threats to health and safety, clean bathrooms, access to potable water and, if appropriate, sanitary facilities for food storage. Any company dormatory facilities are required to be clean, safe and meet the basic needs of personnel. |

**The Company's Terms of Engagement ("TOE")**

| | |
|---|---|
| 3. Health and Safety | Workers are to be provided with a clean, safe and healthful work environment designed to prevent accidents and injuries. All of the Company's business partners must comply with all applicable, legally mandated standards for workplace health and safety. Where applicable, residential facilities are to be safe and healthy and comply with legally mandated standards. |

**SA8000**

| | |
|---|---|
| 4. Freedom of Association & Right to Collective Bargaining | The rights of all personnel to form and join trade unions and to bargain collectively are to be respected. In those situations where such rights are restricted by law, companies are to facilitate parallel means of independent and free association and bargaining. Employees are not to be discriminated against for exercising these rights. |

| | | |
|---|---|---|
| | **The Company's Terms of Engagement ("TOE")** |
| 4. Freedom of Association & Right to Collective Bargaining | Workers must be free to join organizations of their own choice. The Company's business partners must recognize and respect the rights of workers to freedom of association and collective bargaining. Workers shall not be subject to intimidation or harassment in the peaceful exercise of their legal right to join or to refrain from joining an organization. |
| | **SA8000** |
| 5. Discrimination | Discrimination in hiring, compensation, training, promotion, termination or retirement based on race, national origin, religion, disability, gender, sexual orientation, union membership or political affiliation is prohibited. Companies are not to interfere in the exercise of the rights of personnel to observe practices of their affiliated groups. Companies are prohibited from allowing behavior that is sexually coercive, threatening, abusive or exploitative. |
| | **The Company's Terms of Engagement ("TOE")** |
| 5. Discrimination | Employment, wages, benefits, advancement, termination and retirement must be based on the worker's ability and not on physical characteristics. Discrimination on the basis of gender, age, disability, sexual orientation, racial characteristics, cultural or religious beliefs or similar factors is strictly prohibited. |
| | **SA8000** |
| 6. Disciplinary Practices | Corporal punishment, mental or physical coercion and verbal abuse are prohibited. |
| | **The Company's Terms of Engagement ("TOE")** |
| 6. Disciplinary Practices | Corporal punishment, physical, sexual psychological or verbal harassment or other forms of mental or physical coercion, abuse or intimidation are prohibited. |
| | **SA8000** |
| 7. Working Hours | Companies must comply with applicable laws and industry standards, provided that individuals shall not be required to work more than 48 hours per week on a regular basis and shall be provided at least one day off per week. Overtime is not exceed 12 hours per employee per week and is to be remunerated at a premium rate. |

| | |
|---|---|
| | **The Company's Terms of Engagement ("TOE")** |
| 7. Working Hours | Work hours are to conform with prevailing with local work hours. Except in extraordinary circumstances, regularly scheduled hours are to be limited to the legal limit on regular and overtime hours established by local laws and regulations. Reasonable rest periods and one day off per week are required. Any time over the norm for the area should be compensated as described by local labor laws. |
| | **SA8000** |
| 8. Compensation | Wages shall meet legal or industry minimum standards and shall always be sufficient to meet basic needs of personnel and to provide some discretionary income. Deductions from wages are not to be made for disciplinary purposes and clearly documented. |
| | **SA8000** |
| Compensation | Workers are to be paid wages and benefits that comply with the greater of (a) applicable law or (b) the prevailing local manufacturing or industry practices. Overtime is to be paid at a premium rate as required by law. The Company recognizes wages are essential to meet workers' basic needs. The Company will seek and favor business partners that are committed to the betterment of wages and benefits within their facilities. |
| | **SA8000** |
| **9. Management Systems** | |
| 9a. Policy | Companies' top management is to define each company's policy for social accountability and labor conditions, including a commitment to SA8000, a commitment to compliance with national and other applicable law and a commitment to continual improvement. The policies are to be communicated to employees and made publicly available. |

**The Company's Terms of Engagement ("TOE")**

| | |
|---|---|
| **9. Management Systems** 9a. Policy | The TOE expressly states that the Company will seek to identify and work with business partners who adopt business and ethical standards that are compatible with those of the Company's. All business partners must communicate the provisions of the TOE to all workers and supervisors and to post the TOE in readily accessible locations within their factories, translated into the language of workers and supervisors. The TOE is publicly available on the Company's internet site. |

**SA8000**

| | |
|---|---|
| **9. Management Systems** 9b. Management Review | Top management is to periodically review the adequacy of the company's policies and compliance. Amendments are to be made where appropriate. |

**The Company's Terms of Engagement ("TOE")**

| | |
|---|---|
| **9. Management Systems** 9b. Management Review | The TOE requires the Company to take affirmative measures to monitor compliance. These measures include prescreening business partners, scheduled or random, announced or unannounced onsite inspection of factories, by the Company's representatives or certification by business partners that the TOE has been complied with. The Company's employees and representatives have been instructed to be watchful for violation of the TOE on visits to factories or manufacturing facilities and to report questionable conduct to management for follow up and corrective action. Moreover, the Company utilizes two independent monitoring firms to monitor compliance with the TOE. |

**SA8000**

| | |
|---|---|
| **9. Management Systems** 9c. Company Representative | The company is to appoint a senior management representative who is responsible for insuring that the requirements of SA8000 are met. A non-management representative is also to be a facilitator of communication with senior management. |

| | |
|---|---|
| | **The Company's Terms of Engagement ("TOE")** |
| **9. Management Systems**<br>9c. Company Representative | The Company's vendors' compliance with the TOE is monitored by two independent monitoring firms. This entire process is overseen by members of the Company's senior management team. Workers in factories producing goods for the Company must be accessible to the Company's representatives for private interviews to assess TOE compliance. |
| | **SA8000** |
| **9. Management Systems**<br>9d. Planning and Implementation | The company is to insure the requirements of SA8000 are understood and implemented at all levels of the organization. |
| | **The Company's Terms of Engagement ("TOE")** |
| **9. Management Systems**<br>9d. Planning and Implementation | The Company's TOE requires communication of the TOE to all workers in their native language. A copy of the translated document must be posted in each business partner's factory. Business partners are encouraged to take additional steps to insure communication to all workers. |
| | **SA8000** |
| **9. Management Systems**<br>9e. Control of Suppliers | Companies are to establish and maintain appropriate procedures to evaluate and select suppliers based on their abilities to meet their requirements of SA8000. The Company's is to maintain appropriate records of suppliers' compliance. |
| | **The Company's Terms of Engagement ("TOE")** |
| **9. Management Systems**<br>9e. Control of Suppliers | Compliance with the TOE is a prerequisite to doing business with the Company. Additionally, all factories producing merchandise for the Company must retain all documentation necessary to |

demonstrate compliance with the TOE. The Company is to be provided with free access to production facilities and records, as well as access to workers for confidential interviews in connection with monitoring factory or inspection visits. Business partners are required to promptly respond to reasonable inquiries by the Company's representatives concerning the operation of factories with respect to the TOE.

| | **SA8000** |
|---|---|
| **9. Management Systems** | |
| 9f. Addressing Concerns and Corrective Action | The company shall investigate and respond to concerns of employees with regard to conformance with SA8000. Remedial and corrective actions are to be taken when violations are discovered. |

| | **The Company's Terms of Engagement ("TOE")** |
|---|---|
| **9. Management Systems** | |
| 9f. Addressing Concerns and Corrective Action | Remedial corrective actions are taken on a case-by-case basis when violations are discovered. The Company re-evaluates its business relationship with any business partner upon the discovery of a TOE violation. Corrective action may also include cancellation of the affected order or prohibition of subsequent use of a violating factory. The Company may also terminate its business relationship and exercise any other rights and remedies to which the Company may be entitled. |

| | **SA8000** |
|---|---|
| **9. Management Systems** | |
| 9g. Outside Communication | The company is to communicate regularly to all interested parties data and other information regarding performance against the requirements of the SA8000, including, but not limited to the results of management reviews and monitoring activities. |

| | |
|---|---|
| | **The Company's Terms of Engagement ("TOE")** |
| **9. Management Systems** | |
| 9g. Outside Communications | The Company posts the TOE on its internet site. Though not required to do so, the Company has shared general information regarding facility inspection results of the Company's independent monitoring firms with requesting parties when employment practices within such facilities have been called into question. |
| | **SA8000** |
| **9. Management Systems** | |
| 9h. Access | Where required by contract, the company is to provide reasonable information and access to interested parties seeking to verify conformance to the requirements to this standard. |
| | **The Company's Terms of Engagement ("TOE")** |
| **9. Management Systems** | |
| 9h. Access | The Company's business partners must provide the Company with access to its compliance activities. The Company does not have contracts with any parties that would require the provision of information as set forth in SA8000. |
| | **SA8000** |
| **9. Management Systems** | |
| 9i. Records | The company is to maintain appropriate records to determine conformance to the requirements of this standard. |
| | **The Company's Terms of Engagement ("TOE")** |
| **9. Management Systems** | |
| 9i. Records | As stated above, the TOE requires all of the Company's business partners to retain records of their TOE compliance and make such records available to the Company's representatives. Business partners are also to make their employees accessible to the Company to allow the Company to determine TOE compliance. The Company maintains a database of the compliance audit results of all of its business partners' factory inspections. |

As discussed above, in addition to SA8000, the Proposal requires the Company to implement the ILO, the Human Rights and the UN conventions. We believe that the TOE shares the same goals and seeks the same results as the applicable conventions and standards incorporated in the Proposal.

The Company has retained two independent and impartial firms, Pricewaterhouse Coopers ("PWC") and Intertek Testing Services ("ITS") to ensure compliance with the TOE and monitor the factories of business partners from whom the Company procures merchandise bearing the Company's private labels. These monitors conduct inspections of each factory before the Company enters into a business relationship with the business partner and annually thereafter. Results of factory evaluations are included in written reports provided to the Company **[*17]** by the monitors. If a violation of the TOE is discovered, the Company takes immediate and firm action. The Company notifies the business partner of the violation and encourages the business partner to adopt a corrective action plan. Follow up inspections are conducted to verify adherence to the TOE. ITS is one of the world's largest consumer product testing, inspection and certification organizations. PWC is one of-the world's largest contract compliance monitor engaged in human rights monitoring.

The Staff has previously allowed the exclusion of proposals relating to the adoption of principles when a company could demonstrate that it had "substantially implemented" the letter and spirit of these principles. See, e.g., *International Business Machines Corp.* (Jan. 31, 1994). Similarly, the Company has adopted policies and taken actions which demonstrate that it has, at the very least, "committed to" implementing and independently monitoring compliance with SA8000, as required by the Proposal. Accordingly, the Proposal may be omitted under Rule 14a-8(l)(10) because it is moot.

**III. Conclusion**

For the reasons set forth above, the Company respectfully requests that the Staff confirm **[*18]** that it will not recommend any enforcement action if the Proposal is excluded from the 2001 Proxy.

If you have any questions with respect to this matter, please contact the undersigned at 262/703-2787.

Sincerely,

Richard D. Schepp
Sr. Vice President, General Counsel/Secretary

**EXHIBIT A**

**KOHLS CORPORATION /**

**GLOBAL HUMAN RIGHTS STANDARDS**

**Shareholder Resolution co-sponsored by the Connecticut Retirement Plans & Trust Funds**

Whereas, Kohls Corporation currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S. based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance **[*19]** with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA 8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

5) There shall be no use of child labor. (ILO Convention 1389), and **[*20]**

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained.

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international 'production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

December 12, 2000

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **SEC No-Action, Exemptive, and Interpretative Letters**

Terms: **cite(2001 sec no-act.lexis 366 or 2001 sec no-act.lexis 372 or 2001 sec no-act.lexis 383 or 2001 sec no-act.lexis 370 or 2001 sec no-act.lexis 384 or 1999 sec no-act.lexis 329)** (Edit Search)

Select for FOCUS™ or Delivery

*2001 SEC No-Act. LEXIS 366, **

**2001 SEC No-Act. LEXIS 366**

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

March 13, 2001

**CORE TERMS:** shareholder, staff, convention, proponent, human rights, revlon, monitoring, vague, supplier, indefinite, wage, misleading, commit, omission, board of directors, proxy statement, implemented, collective bargaining, proxy, concurred, personnel, global, child labor, stockholder, requesting, workplace, omit, annual meeting, shareholder action, forced labor

**[*1]** Revlon, Inc.

**TOTAL NUMBER OF LETTERS:**
4

**SEC-REPLY-1:**
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2001

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Revlon, Inc.
Incoming letter dated January 10, 2001

The proposal relates to Revlon committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that Revlon may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Revlon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Revlon relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

**INQUIRY-1:** SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

http://www.skadden.com

DIRECT DIAL

(212) 735-3780

DIRECT FAX

(917) 777-3780

EMAIL ADDRESS

AMYERS@SKADDEN.COM

March 2, 2001

Rules 14a-8(i)(3), 14a-8(i)(10),
14a-8(i)(7) and 14a-8(i)(1)

Office **[*2]** of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Revlon, Inc., Commission File No. 1-11178-
Omission Pursuant to Rule 14a-8 of a
Shareholder Proposal Submitted by the
New York City Teachers' Retirement System

Ladies and Gentlemen:

Reference is made to the letter dated January 10, 2001 (the "January Letter"), on behalf of Revlon, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in which I requested the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur with the Company's view that, for the reasons stated therein, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the New York City Teachers' Retirement System (the "Proponent") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 Annual Meeting of Shareholders. Further reference is made to the letter dated February 21, 2001 to the **[*3]** Staff from Laurie Linton, Esq. on behalf of the New York City Teachers' Retirement System.

I am enclosing six copies of this letter. A copy of this letter also is being sent to the Proponent.

I. Background

As described in the January Letter, the Proposal consists of (i) seven "Whereas" clauses relating to global human rights and a program of independent monitoring standards established by the Council on Economic Priorities known as the SA8000 Social Accountability Standards ("SA8000"), (ii) five principles contained in the sixth "Whereas" clause that are set forth as examples of eight of the ILO conventions that are incorporated in SA8000, and (iii) a resolution seeking that the Board of Directors of the Company commit the Company to the full implementation of SA8000 by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

In the January Letter I informed you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials on the following grounds: (a) pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy **[*4]** rules because (i) the Proposal is vague and misleading under Rule 14a-9, (ii) the Company lacks the authority to implement the Proposal due to its misleading nature under Rule 14a-8(i)(6) and (iii) the Proposal violates the 500-word limit of Rule 14a-8(d); (b) pursuant to Rule 14a-8(i)(10), the Proposal has been substantially implemented, and as a result has been rendered moot; (c) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations; and (d) pursuant to Rule 14a-8(i)(1), the Proposal is an improper subject for shareholder action under state law.

II. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

As more fully described in the January Letter, the Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. In addition, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

The Proponent states that Bristol-Myers Squibb Company (February 1, 1999), Philadelphia Electric Company **[*5]** (July 30, 1992) and International Business Machines Corporation (December 13, 1999), no action letters cited by the Company to support exclusion of the Proposal under Rule 14a-8(i)(3), are readily distinguishable from the Proposal because each involved a proposal that was "wholly incomprehensible." However, it is well established that a proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion not only when it is "incomprehensible," but rather when neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine what measures or actions the proposal requires.

In any event, the Proposal is so vague, indefinite and misleading as to be "incomprehensible." The Company does not, as the Proponent argues, underestimate the intelligence of its shareholders. Rather, the Company has assumed-as the Proponent must also-that its shareholders are not mind readers.

For example, the Proposal requests that the Company's board of directors commit the Company to the *"full implementation"* of SA8000, which the Proposal incorporates by reference, but does not fairly summarize. Indeed, the Proposal **[*6]** sets forth only five broad principles citing eight ILO conventions that the Proponent deems to be of particular significance. However, as written, in order to *"fully implement"* SA8000, the Proposal requires the Company to adopt not only *all* of SA8000, but also, *all* of the ILO conventions, which number 180, date from 1919 to the present and cover such divergent topics as the "Seafarers Hours of Work and Manning a Ship Convention" and the ILO's "Pakistan Soccer Ball Project" aimed at curtailing labor abuses in the manufacturing of soccer balls.

Moreover, even if the Proponent intended to incorporate only the five broadly framed human rights principles and the eight ILO conventions which specifically are referenced in the sixth "Whereas" clause, the Proposal still fails to adequately summarize those principles and conventions. Each principle fails to address the obligations imposed on the Company by SA8000 in these very areas. Moreover, each individual convention contains numerous articles that the Company would be required to follow. Indeed, each "single" convention is four to ten pages in length and contains up to 33 separate articles. The articles and pages in all 180 **[*7]** plus conventions are too numerous to count.

The fact is that the Proposal calls for *"full implementation"* of all of SA8000 and the ILO conventions, each of which are merely incorporated by reference in the Proposal and are not clearly and fully summarized in a manner that would permit shareholders to reasonably understand the obligations that they would be placing on the Company were they to vote to adopt the proposal. Clearly, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9, and therefore subject to exclusion under Rule 14a-8(i)(3).

It is ironic, indeed, that the Proponent cites SA8000's "wage" requirements ("ensure that wages paid for a standard working week shall meet at least legal or industry minimum standards...") as support for its argument that the Proposal may not be excluded pursuant to Rules 14a-8(i)(7) or (10), yet nowhere in the Proposal is the word "wages" (or any other like term or any summary of a proposal about wages) mentioned. Once again, we wonder whether the Proponent expects the Company's shareholders to be mind readers.

Notwithstanding the Proponent's assertions, the Proposal is distinguishable from the **[*8]** proposals dealing with the CERES, MacBride and Sullivan Principles. Unlike the Proposal, which references the broad-based standards of SA8000 and the ILO Conventions, the proposals urging adoption of the CERES, MacBride and Sullivan principles include a clear set of enumerated principles which are set forth in full in the applicable proposal and thus it is clear from the face of the proposal what shareholders are being asked to vote upon. This is in sharp contrast to the Proposal, which incorporates the full text of SA8000 and the ILO conventions by reference and which, even if interpreted in the light most favorable to the Proponent, are eight pages in length as to the SA8000 standards and are 42 pages in length as to the ILO conventions.

The Proposal is also distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000). In Microsoft and Oracle, where the Staff refused to concur in the omission of the respective proposals under Rule 14a-8(i)(3), the proposals specifically set forth in their entirety eleven principles to which they were limited.

I note that the Warnaco letter (The Warnaco Group (March 14, 2000)) **[*9]** cited by the Proponent is not relevant in that the proposal addressed therein sought only reporting on the company's monitoring and compliance efforts, but did not seek to impose any particular standards.

I also note the Staffs recent denial of the no-action relief sought by PPG Industries with regard to another shareholder proposal involving the ILO conventions. I note that, while both proposals relate to the ILO conventions, the proposals differ in that the PPG Industries proposal asked the PPG Board to "adopt, implement and enforce a workplace code of conduct *based on* the ILO conventions." See PPG Industries (January 22, 2001). In contrast, the Proposal requests that the Company's Board of Directors "commit itself to the *full implementation* of "SA8000, which incorporates pages of requirements from SA8000 and the ILO conventions, most of which are nowhere referenced in the Proponent's Proposal, and a program of independent monitoring for compliance with SA8000. Unlike the Proposal, which requires shareholders of the Company to comprehend the full text of SA8000 as well as each of the 180 ILO conventions to which it refers in order to fully appreciate the Company's obligations **[*10]** under the Proposal, in PPG, where the proposal requires that the company implement a code of conduct merely *based on* the ILO conventions, incorporation by reference to the ILO Conventions does not serve to mislead shareholders, as shareholders, by viewing the face of the proposal which summarizes a number of ILO conventions, may formulate a code of conduct based on the proposal. Further, I note that the arguments made and positions advanced in the January Letter and herein differ in many respects from those made by counsel to PPG in its correspondence with the Staff. Accordingly, I submit that the PPG Letter is not dispositive of the Company's request and respectfully request the Staff to conclude differently with regard to the Proposal.

Lastly, as noted in the January Letter, the Proponent should not be permitted to avoid the 500 word limit imposed on shareholder proposals by the Staff. Although Proponent asserts that for purposes of the 500 word limit SA8000 and the ILO conventions are not part of the Proposal, SA8000 and the 180 ILO conventions must, as noted above, be included as part of the Proposal, because without external reference to both SA8000 and each of the 180 **[*11]** ILO conventions, shareholders of the Company cannot fully, or even superficially, understand what the Proposal encompasses.

In addition, while the Proponent states that consistent with the intent of the Staff in its adoption of a word limit, reference to SA8000 and the ILO conventions neither raises costs nor obscures important matters in the proxy statements of issuers, the Proponent fails to acknowledge that by burying obligations that would be imposed on the Company in external sources such as SA8000 and the 180 ILO conventions, the voluminous material related to the Proposal obscures the issues upon which shareholders must base their votes.

Finally, the Electronic Data Systems Corporation (March 24, 2000) ("EDS") no action letter cited by the Proponent is besides the point. The EDS proposal quoted directly from newspaper articles; that is, the text of the external source was included as part of the proposal, not incorporated by reference. As such, the issue as to whether a proponent can circumvent Rule 14a-8(d) by facially appearing to comply with its terms while referring shareholders to literally hundreds of pages of documents necessary to an understanding of its terms **[*12]** was not before the Staff-nor did the Staff address it.

III. The Proposal May be Omitted Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented and is Therefore Moot.

As stated in the January Letter, the Company believes that in light of the current "Code of Business Conduct of Revlon, Inc. and Its Worldwide Subsidiaries," the Proposal is unnecessary and repetitive. The Company strongly supports human rights in the workplace, and for years, has addressed the matters raised in this Proposal through corporate policies and practices. The policies in the Company's Code of Business Conduct make clear its commitment to ethical business conduct and worker human rights. The Company's Code of Business Conduct illustrates the Company's, as well as its worldwide subsidiaries and suppliers', commitment to global workers' human rights standards by requiring compliance with all applicable U.S. and foreign laws concerning labor and employment and by implementing policies and procedures covering equal employment opportunities, affirmative action plans, safety and health programs, wage and hour procedures, employees' privacy rights, and employees' rights as to political participation **[*13]** (§§ 7, 8, and 9 of the Code of Conduct).

Although the Proponent states that the Company's Code of Business Conduct (defined by the Proponent as "CBC") falls short of the Proponent's desired practices by failing to address wages (the Proponent states that with respect to a policy regarding compensation, "The CBC contains none"), the Proponent is mistaken-the Company's Code of Business Conduct includes the following statement on page 15: "The Company is bound by these laws and has established policies and programs, including equal employment opportunity policies, affirmative action plans, safety and health programs and *wage* and hour procedures to ensure compliance with legal requirements...." (emphasis added).

Moreover, in accordance with SA8000's goal of verifying compliance with global human rights standards, the Company's Code of Business Conduct designates the Corporate Compliance Officer as having the ultimate responsibility for overseeing employee, agent and supplier compliance with all applicable laws and regulations, the Code of Conduct and all related Company policies and procedures. While the Proponent asserts that internal monitoring standards are inadequate as compared **[*14]** to external, independent monitoring standards, the Company believes that adopting outside monitoring procedures would be a costly, burdensome and unnecessary means of ensuring compliance. Since the implementation of the Code of Business Conduct, Revlon has found that its program of internal monitoring for compliance with the Code of Conduct has proven to be effective.

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the companys ordinary business operations." The Proponent argues that because the Proposal touches upon certain social policy issues, it can not be excluded under Rule 14a8(i)(7). This argument ignores the Staffs position that, when submitting a shareholder proposal with human rights standards to which a company must adhere, a proponent may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with policy issues. n1 Given that the standards that are specifically identified in the Proposal, as well as incorporated by **[*15]** reference in the Proposal, address such matters as management and labor relations, specific wage requirements, working hours and employees benefits, the Proposal on the whole clearly relates to the Company's ordinary business operations. This fact cannot be disguised simply by wrapping it in statements regarding broader social policy concerns.

n1 In this regard, I refer the Staff to the no action letters cited on pages 14 and 15 of the January Letter.

The Proponent correctly notes that there is a series of 1999 no action letters that exclude proposals that deal with an employer's policies with respect to wage adjustments and the so-called "living wage" on the basis that such matters relate to ordinary business operations. The fact that the Proposal does not use the term "living wage" does not change the fact that the Proposal, SA8000 and the ILO Conventions relate directly to employment policies and employee wages.

The Proponent severely misconstrues the Proposal in comparing it to Microsoft. In Microsoft, the proposal requested that the company implement eleven principles to address a specific, known problem in one country, China. The proposal in Microsoft is **[*16]** more analogous to the shareholder proposal addressed in Toys 'R' Us, Inc. (February 8, 1999). In Toys 'R' Us, the Staff refused to concur with the company's position that a shareholder proposal seeking the company to implement the MacBride Principles could be excluded under Rule 14a-8(i)(7). As noted above, the MacBride Principles sought to ensure that the company did not discriminate in Northern Ireland on the basis of religion in the hiring, promotion or termination of employees. Similar to the Microsoft proposal, the Toys 'R' Us proposal, consisting of nine specific principles, sought to address a documented problem in one country. In contrast, the Proposal requests that the Company implement numerous broadly drafted standards and highly complex ILO conventions, some of which are identified and described in the Proposal and some of which are omitted from the Proposal but only incorporated by reference, which would affect the Company's operations worldwide without regard to the appropriateness of any given convention in any particular locality.

The Proposal not only interferes with management's ability to run the Company, but it clearly seeks to micro-manage the **[*17]** Company's business operations. Through the principles briefly addressed in the Proposal, as well as those not so addressed but delineated at length in SA8000 and the ILO conventions, the Proposal purports to dictate standards across a broad spectrum of issues. The scope of these issues demonstrates that the Proposal on the whole relates to the Company's ordinary business operations, encompassing nearly every aspect of the Company and its suppliers' businesses and relationship with their respective employees in intricate detail.

Moreover, SA8000 and the ILO conventions would apply worldwide without regard to employees desires, local laws or local customs. Indeed, many of the benefits which the Company and its suppliers would be forced to provide to their employees under the Proposal are not even customary in the United States. These benefits could not be implemented by the Company without careful analysis on the part of the Company's board of directors of the potential costs of such benefits. How can shareholders acting once a year at an annual meeting, with the benefit of no analysis that would enable them to make an informed judgment, make decisions regarding such matters? Clearly, **[*18]** shareholder intervention on such matters would amount to micro-management of the Company's day to day operations. n2

n2 As previously noted, the Warnaco letter cited by the Proponent is not relevant in that the proposal addressed therein sought only reporting on the company's monitoring and compliance efforts, but did not seek to impose any particular standards.

V. Rule 14a-8(i)(1) Argument

In the January Letter the Company stated its position that, due to the mandatory nature of the Proposal, it could be properly excluded under Rule 14a8(i)(1) because it was not a proper subject for action by shareholders under Delaware law. The Proponent has indicated its intent that the Proposal be construed as precatory in nature and asserts that if asked by the Staff to revise the Proposal to make this posture clearer, it will immediately comply. If the Proponent revises the Proposal so that it is clearly precatory in nature, the Company will withdraw its Rule 14a8(i)(1) argument.

****

For the reasons set forth above and in the January Letter, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree **[*19]** with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Thank you for your consideration.

Very truly yours,

Alan C. Myers

**INQUIRY-2:** THE CITY OF NEW YORK

OFFICE OF THE COMPTROLLER

GENERAL COUNSEL

1 CENTRE STREET ROOM 1100

NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-4531

FAX NUMBER: (212) 669-2884

WWW.COMPTROLLER.NYC.GOV

EMAIL: LLINTON@COMPTROLLER.NYC.GOV

February 21, 2001

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Revlon, Inc.
New York City Teachers' Retirement System Shareholder Proposal

Ladies and Gentlemen:

I write on behalf of the New York City Teachers' Retirement System (the "Retirement System") in response to the January 10, 2001 letter sent to the Securities and Exchange Commission by Skadden, Arps, Slate, Meagher & Flom LLP on behalf of Revlon, Inc ("Revlon" or the "Company"). In that letter, Revlon contends that the Retirement System's shareholder proposal (the "Proposal") may be excluded from **[*20]** the Company's 2001 proxy statement and form of proxy (the "Proxy Materials").

Revlon argues that the Proposal may be omitted under Rule 14a-8 (i)(3), (i)(10); (i)(7); and (i)(1). I have reviewed the Proposal, as well as the January 10, 2001 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Revlon's 2001 Proxy Materials. Accordingly, the Retirement System respectfully requests that the Division deny the relief that Revlon seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses pertain to: (a) internationally recognized global workers' rights standards relating to trade unions and collective bargaining, discrimination, and child and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

> Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these **[*21]** standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and its international suppliers to both compliance with certain human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Retirement System's Response

Revlon has requested that the Division grant "no-action" relief pursuant to four provisions of

SEC Rule 14a-8: (1) Rule 14a-8(i)(3) which prohibits false and misleading statements; (2) Rule 14a-8(i)(10) which applies to proposals that have already been "substantially implemented"; (3) Rule 14a-8(i)(7) which applies to matters concerning a company's "ordinary business"; and (4) Rule 14a-8(i)(1) which relates to proposals that are not properly subject to shareholder action under state law. Pursuant to Rule 14a-8(g), Revlon bears the burden of proving that one or more of these exclusions applies. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal is Not Vague, False or Misleading and May Not Be Omitted Under Rule 14a-8 (i)(3).

(1) The Proposal is Readily Comprehendible

Revlon argues that the Proposal contains impermissibly vague statements. **[*22]** The Company claims that if the proposal were adopted, neither the shareholders nor the Company would be able to determine what actions or measures the Proposal requires. The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. That is simply not the case. The Proposal is concise and clear; it is to be considered a general set of principles by which the Company and its suppliers commit to abide by a set of standards, and commit to have outside monitoring and verification of compliance.

The Commission has, on numerous occasions, allowed proposals containing precisely such types of standards to be included in proxy statements. Examples of such previously approved standard-based proposals include those that called for adoption of the CERES Principles, the Sullivan Principles and the MacBride Principles. More recently, the Division refused to grant no-action relief to companies that objected to resolutions that urged the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. See, e.g., PPG Industries. Inc. **[*23]** (January 22, 2001); Warnaco Group, Inc (March 14, 2000); Oracle Corporation (August 15, 2000); Microsoft Corporation (September 14, 2000)

The decisions cited by the Company to support exclusion on Rule 14a-8(i)(3) grounds are readily distinguishable. Each of the decisions relied upon involved proposals that were wholly incomprehensible. In Bristol-Meyers Squibb Company (February 1, 1999), the proposal that the Company successfully sought to exclude asked that the Corporation "adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction of their lives." The proposal contained "several disjointed statements presented in a rambling fashion" and included references to both the Bible and Roman Law. Similarly, in Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement **[*24]** is subject to innumerable interpretations; "the reader is left without a clear understanding of what is intended. Finally, the disputed proposal in International Business Machines Corporation (December 13, 1991) states "It is now apparent that the need for representation has become a necessity"; this "resolved" clause comes after a series of statements that list rights supposedly denied to women. The vagueness of this alleged resolution cannot even be compared to the Proposal's call to embrace specific human rights standards and to monitor compliance with them.

(2) The Proposal Does Not Exceed the 500-Word Limit

Rule 14a-8 provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and any accompanying supporting statement exceed 500 words; the Proposal does not exceed the limit. While the Proposal includes references to both ILO conventions and the SA 8000 Social Accountability Standards, however, those documents themselves are not part of the Proposal.

The Company tries to argue that, by merely referring to outside documents, the Proposal incorporates those documents for purposes of the 500-word limitation. The Company's argument cannot **[*25]** prevail; it would deny proponents of shareholder proposals the ability to direct fellow shareholders to sources to verify and expand upon the information presented in the resolution. Electronic Data Systems Corporation (March 24, 2000)

The Commission imposed length restrictions on shareholder proposals for the first time in 1976. In adopting that restriction, the Commission noted that extremely long resolutions "constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders and tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents." The intent of the 500-word limitation, therefore, was to keep costs reasonable and to keep from obscuring other important matters. The reference to the ILO Conventions and the SA 8000 Standards neither raises the cost nor obscures other important matters.

B. The Proposal May Not Be Omitted Under Rule 14a-8 (i)(10) Because It Has Not Been Substantially Implemented and Therefore Is Not Moot

The Company believes that it should be able to exclude the Proposal from its Proxy Materials as having been already "substantially implemented." **[*26]** In particular, the Company claims that its Code of Business Conduct (the "CBC") "includes each form of conduct prohibited under SA 8000 as well as a means to verify Company compliance....". A comparison of the CBC and the Proposal, however, reveals that such is not the case. In very salient ways, Revlon's Code falls short of the Retirement System's desired practices.

First, SA 8000 and the specified ILO Conventions, and therefore the Proposal, include some basic, generalized criteria pertaining to compensation. For example, companies are required to "ensure that wages paid for a standard working week shall meet at least legal or industry minimum standards...." Any program to address workers' basic rights cannot be complete without some reference to such prescription. The CBC contains none.

Second, and most critically, the Proposal very specifically asks the Company to "commit to a program of outside, independent monitoring of compliance." (emphasis added) While the CBC provides for a Corporate Compliance Officer and includes mechanisms for employees to report code violations, the monitoring is all internal and self-regulated. Internal monitoring, however, is fraught with problems. **[*27]** For example, a company's own quality control staff is often assigned to monitor human rights conditions. When competition is intense and profit margins slim, staff can face pressure to overlook working condition problems of a supplier that is reliable and low cost. Moreover, by definition, internal monitoring is closed off to the public. That lack of transparency serves to undermine the monitoring program's effectiveness.

Thus, the Company has not substantially implemented the terms of the Proposal; it cannot be excluded from the 2001 Proxy Materials pursuant to Rule 14a-8(i)(10).

C. The Proposal Raises Substantial Policy Issues; It May Not Be Excluded Pursuant to Rule 14a-8(i)(7).

Revlon next argues that the Proposal raises matters that are within the scope of ordinary business; accordingly, the Company urges that the Proposal be excluded under Rule 14a-8(i)(7). However, as the Commission has written, proposals which involve matters of ordinary business must nevertheless be included in the proxy statement if they deal with matters with "significant policy, economic or other implications inherent in them." Release Number 34-12999 The Proposal raises issues that are at the forefront **[*28]** of international discourse concerning globalization and free trade. The Proposal can, by no means, be deemed devoid of policy significance.

The Commission has often recognized the overarching significance of human rights issues when dealing with resolutions involving, e.g., the Sullivan Principles and the MacBride Principles. Recently, the Commission rejected arguments similar to those raised by Revlon in the Warnaco, Oracle and Microsoft cases. The resolutions at issue in those cases asked the companies to endorse a set of principles similar to those advanced by the Proposal.

The Company may argue that any reference to wage policy brings the Proposal within the ambit of ordinary business; that cannot be the case. The "ordinary business" exclusion is designed to guard against proposals that seek to micro-manage a company. The Commission has specifically acknowledged this in its refusal to grant no-action relief in the Microsoft case. At issue in that case was a resolution that called upon Microsoft's Board of Directors to adopt the U.S. Business Principles for Human Rights of Workers in China. The second one of those principles deals directly with wage policy; the **[*29]** principle provides that facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws." The Proposal, similarly, only addresses wages in the most global sense, in terms of "legal or industry minimum standards." Such general direction in no way interferes with the management's ability to run the Company. The Proposal should not be excluded pursuant to Rule 14a-8(i)(7).

D. The Proposal is Not An Improper Subject for Shareholder Action and Should Not Be Excluded Pursuant to Rule 14a-8(i)(1).

The Retirement System fully acknowledges the strictures of Delaware Law and intends the Proposal to comply fully with those limitations. In particular, the Retirement System recognizes that the Company's Board of Directors is vested with the sole power to manage the business and affairs of the Company. The intent of the proposal is to be strictly precatory in nature. If the Division determines that the Proposal should be revised so as to make that posture clearer, the Retirement System is ready immediately to make the necessary revisions.

Conclusion

For **[*30]** the reasons stated above, the Retirement System respectfully submits that Revlon's request for no-action relief should be denied. Should you have any questions or require any additional information, please contact me. Thank you very much for the Commission's time and consideration.

Very truly yours,

Laurie Linton

**INQUIRY-3:** SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

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January 10, 2001

Rules 14a-8(i)(3), 14a-8(i)(10),
14a-8(i)(7) and 14a-8(i)(1)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Revlon, Inc., Commission File No. 1-11178-
Omission Pursuant to Rule 14a-8 of a
Shareholder Proposal Submitted by the
New York City Teachers' Retirement System

Ladies and Gentlemen:

I am writing on behalf of Revlon, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division **[*31]** of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the New York City Teachers' Retirement System (the "Proponent") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal (the "Proposal Letter"). A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal consists of seven "Whereas" clauses relating to global workers' rights and a program of independent monitoring standards established by the Council on Economic Priorities known as the SA8000 Social Accountability Standards ("SA8000"), followed by a paragraph stating:

> Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned **[*32]** human rights standards by its international suppliers and in its own international production facilities and

commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Proposal is attached hereto as Exhibit A. SA8000 is attached hereto as Exhibit B.

II. Summary

This letter is to inform you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials. The Company believes that the Proposal may properly be omitted because (a) pursuant to Rule 14a8(i)(3), the Proposal violates the Commission's proxy rules; (b) pursuant to Rule 14a-8(i)(10), the Proposal has been substantially implemented, and as a result has been rendered moot; (c) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations; and (d) pursuant to Rule 14a-8(i)(1), the Proposal is an improper subject for shareholder action under state law.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because It Violates the Commission's Proxy Rules

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy statement where "the proposal or supporting **[*33]** statement is contrary to any of the Commission's proxy rules." The Proposal may properly be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it violates Rule 14a-9, Rule 14a-8(i)(6) and Rule 14a-8(d). The Proposal violates Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. Moreover, due to its vague and indefinite nature, the Proposal violates Rule 14a-8(i)(6), which requires that in implementing a proposal, a company must be able to determine with "reasonable certainty" what actions or measures the proposal requires. Finally, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

A. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Is Vague. Indefinite and Misleading, and thus in Violation of Rule 14a-9

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." A proposal is sufficiently vague, indefinite and misleading to justify exclusion where "neither the stockholders **[*34]** voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); and Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a Proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal).

The Proposal is vague, indefinite and misleading because it requires that the Company commit itself to SA8000, but does not fairly summarize what those standards are for the Company's shareholders. **[*35]** As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures by the Company would be required in the event that the Proposal were implemented, but actions ultimately taken by the Company pursuant to the Proposal may differ significantly from actions contemplated by shareholders in voting on the Proposal.

The Proposal's failure to clearly set forth what SA8000 requires of the Company contributes to the vague, indefinite and misleading nature of the Proposal on at least four levels:

First, although the text of the Proposal suggests that the Company must comply with a set of broadly framed human rights standards relating to child and forced labor, trade unions and collective bargaining and discrimination, n1 the Proposal's failure to address the obligations imposed by SA8000 in these very areas makes the Proposal vague, indefinite and misleading on its face and thus in violation of Rule 14a-9. With respect to the human rights standards that are referred to in the Proposal, SA8000 requires, although the Company's shareholders cannot possibly know due to their being omitted from the Proposal, that the Company must:

. establish, **[*36]** document, maintain and effectively communicate policies and procedures for promoting child education, including means to ensure that children are not employed during school hours;

. establish, document, maintain and effectively communicate policies and procedures for remediation of child labor including providing adequate support to enable children to attend and remain in school n2;

. ensure that personnel are not required to lodge deposits or identity papers upon commencing employment; and

. facilitate means of independent and free association for personnel in those situations where the right to freedom of association and collective bargaining are restricted by law. n3

n1 The five social accountability standards referred to in the Proposal may be categorized under four of the nine headings in Section IV of SA8000: Child Labor (subsection 1), Forced Labor (subsection 2), Freedom of Association and Right to Collective Bargaining (subsection 4), and Discrimination (subsection 5).

n2 Nowhere in SA8000 or the proposal is there any indication of what that support might consist of or what its cost might be.

n3 It would not appear that the Company would have the power to provide means of free association when such means are restricted by law. This may, in itself, render the Proposal excludable pursuant to Rule 14a-8(i)(6). **[*37]**

Second, SA8000 contains five additional broadly based sets of social accountability requirements-relating to health and safety, disciplinary practices, working hours, compensation and management systems-which are nowhere referred to in the Proposal. n4 Because the subject matter of these five additional human rights standards, as well as a description of the obligations thereunder, is omitted from the Proposal and appears only in the text of SA8000, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9. From the text of the Proposal, the Company's shareholders could not possibly know that implementation of the Proposal would, among other things, require that the Company n5:

. appoint additional management representatives to oversee the implementation of health and safety standards, ensure that personnel receive periodic health and safety training, and establish mechanisms to handle threats against personnel health and safety;

. ensure that in complying with laws and standards governing working hours, workers not be required to work in excess of 48 hours per week, that overtime work in excess of 12 hours per week, even **[*38]** if compensated on an overtime wage basis, not be required other than in exceptional circumstances, and that workers receive at least one day off for every seven day period;

. ensure that personnel wages meet not only industry or legal minimum standards but that they are also sufficient to accommodate workers' basic personal needs and provide for discretionary income; and

. ensure that management adopts policies for social accountability, and with respect to these policies (i) engages in periodic reviews, (ii) appoints representatives to monitor adherence, (iii) formulates implementation and planning strategies, (iv) establishes procedures for evaluating supplier and subcontractor compliance with these standards, (v) addresses personnel concerns regarding compliance, (vi) provides parties with information regarding company compliance including, where necessary, contact information for verification, and (vii) maintains records demonstrating compliance.

n4 See Section IV of SA8000: Health and Safety (subsection 3), Disciplinary Practices (subsection 6), Working Hours (subsection 7), Compensation (subsection 8), and Management Systems (subsection 9).

n5 Moreover, neither the text or the Proposal nor SA8000 provides any estimate as to the potential costs to the Company associated with complying with the following requirements. **[*39]**

Third, the Proposal, both on its face and with reference to the text of SA8000, is also vague, indefinite and misleading because it (as well as SA8000) is replete with references to obscure "ILO conventions" with which the Company would be required to comply: the Proposal cross refers to eight "ILO conventions" and SA8000 itself cross refers 13 "International Labor Organization ("ILO") conventions." Nowhere in the Proposal or in SA8000 is there any explanation of the requirements that would be imposed by such conventions. Certainly, a mere reference to an 110 convention title or number does not pass muster under even the most expansive view of minimally adequate disclosure and is no substitute for the full, fair and accurate summary to which shareholders are entitled prior to being asked for their proxies. These material omissions, by making it impossible for the Company's shareholders to understand what it is they are being asked to vote on and consider, further contribute to the misleading nature of the Proposal and further cause it to be in violation of Rule 14a-9. Accordingly, for this reason as well, the Proposal is so incomplete as to be vague, indefinite and misleading **[*40]** within the scope of Rule 14a-9.

Fourth, the Proposal is also vague, indefinite and misleading due to the omission of a definitional section. Section III of SA8000, which provides definitions to key terms contained in SA8000's text, is not included within the text of the Proposal. Therefore, the Company's shareholders cannot know that words which may appear to them to have common meanings, are defined terms under SA8000 and are therefore not susceptible to diverging or varying interpretation. For example, SA8000 provides an intricate definition of "child," which as a defined term, refers to any person less than 15 years of age, unless local minimum age law stipulates a higher age for work or mandatory schooling, in which case the higher age would apply." However, according to the definition, if "local minimum age law is set at 14 years of age in accordance with developing country exceptions under 110 Convention 138, the lower age will apply." Because the Proposal omits key definitions such as this and fails to properly identify which words and phrases must be strictly construed in accordance with SA8000, the Proposal is vague, indefinite and misleading within the scope of Rule **[*41]** 14a-9.

The Company's Proposal is distinguishable from Microsoft (September 14, 2000) where the Staff refused to concur in the omission of a proposal under Rule 14a-8(i)(3). In Microsoft, where the proposal requested that the company implement a list of human rights principles, known as the China Principles, the company unsuccessfully argued that the proposal was false and misleading because shareholders could not with certainty determine exactly what they were being asked to consider. However, in Microsoft, rather than relying on cross referencing to the principles, the full text of the principles was included as part of the proposal.

In summary, because those sections of SA8000 referred to in the Proposal are not adequately summarized, only certain sections of SA8000 are referred to in the Proposal, the Proposal is replete with references to 110 conventions which are nowhere explained, and defined terms are neither identified as such nor defined in the Proposal, the Proposal is vague, indefinite and misleading so as to be subject to exclusion from the Company's 2001 Proxy Materials under Rule 14a8(i)(3).

B. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because **[*42]** It Violates Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is vague, and as a result, the company "would lack the power or authority to implement" the proposal. See Int'l Business Machines Corp. (January 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

If the Proposal were adopted, the vagueness of SA8000 would confuse and mislead the Company and its shareholders as to the nature and extent of the human rights obligations imposed on the Company. For example, Section II requires the Company to comply with national and other applicable law and other requirements to which the Company subscribes, and also that the Company respect the principles of a myriad of 110 conventions. In the case of overlapping standards, the most "stringent" applies. In order to comply with this mandate, the Company would be required to become **[*43]** familiar with the intricacies of each 110 convention, and would also continue to be obligated to comply with a multiplicity of foreign laws and regulations. Moreover, it is not apparent how the word "stringent" should be interpreted, leaving the Company to guess as to which requirement to follow. Finally, neither the Proposal nor SA8000 provides any guidance to the Company as to how to reconcile the inevitable conflicts between the 110 conventions and foreign and local laws and regulations. n6

n6 In addition, Section IV of SA8000, Freedom of Association and Right to Collective Bargaining (subsection 4.2), requires that in those instances where the right to freedom of association and collective bargaining are restricted under law, a company "facilitate parallel means of independent and free association and bargaining for all such personnel." A company attempting to comply with SA8000 can only guess what "parallel means of independent and free association and bargaining" might be or how it might provide them without itself running a substantial risk of being found guilty of circumventing, and, accordingly, violating, local law.

In addition, the term "respect," with regard to **[*44]** the Proposal's request that the Company "respect" the 110 conventions, is vague, indefinite and misleading. It is unclear whether respecting the principles of each convention would require affirmative action on the part of the Company or rather simply require that the Company not take actions adverse to their principles. To the extent that "respect" requires affirmative action, the Proposal fails to address either the extent of such required action or the degree to which such action would interfere with the Company's operations as presently conducted.

Due to these uncertainties, the Company would lack the power or authority to implement the Proposal under Rule 14a-8(i)(6), making it subject to exclusion under Rule 14a-8(i)(3).

C. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Purports to Circumvent Rule 14a-8(d)

Rule 14a-8(d) provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and its supporting statement, in the aggregate, exceed 500 words. The Proponent seeks to circumvent Rule 14a-8(d) by requesting that shareholders require the Company to commit itself to a set of global human rights standards as set forth **[*45]** in SA8000 but omitting the actual text of SA8000. SA8000 alone constitutes 2,458 words. We have not attempted to count the number of words in the 110 conventions that the Proposal and SA8000 itself in turn incorporate by reference.

As stated above, a shareholder cannot fully comprehend the Company's obligations under the Proposal without reading SA8000 and, therefor, the text of SA8000 constitutes the most integral aspect of the Proposal. Accordingly, for purposes of Rule 14a-8(d)'s word limitation, the text of SA8000 should be deemed to be incorporated into the Proposal *in haec verba.* On this basis, the Proposal's length grows to over 2,700 words-more than five times that permitted by Rule 14a-8(d). As a result, the Proposal as it presently stands, mandating incorporation by reference to SA8000, violates Rule 14a-8(d) and should be excluded under Rule 14a-8(i)(3).

IV. The Proposal Maybe Omitted Pursuant to Rule 14a-8(i)(10) Because It has been Substantially Implemented by the Company

Under Rule 14a-8(i)(10), a shareholder proposal and any statement in support thereof may be excluded from a company's proxy statement if the proposal has been substantially implemented. In **[*46]** recent years, the Staff has consistently taken the position that shareholder proposals similar to the Proposal have been substantially implemented within the scope of Rule 14a-8(i)(10) when the relevant company already has policies and procedures in-place relating to the subject matter of the proposal. In Kmart Corporation (February 23, 2000), the Staff concurred in the omission of a shareholder proposal requesting that the board of directors report on the company's vendor standards and compliance mechanisms for its vendors, subcontractors and buying agents in countries where it sources, because the company had substantially implemented the proposal through its (i) adoption, publication and distribution to its entire supplier base of the Vendor Workplace Code of Conduct; (ii) establishment of a third-party monitoring program; (iii) dissemination of a shareholder report describing these actions; and (iv) willingness to further discuss these matters with interested shareholders. Similarly, in Nordstrom. Inc. (February 8, 1995), the Staff concurred in the omission of a shareholder proposal requesting that the company establish a set of standards for its international suppliers **[*47]** and prepare a report to shareholders describing its policies and current and future compliance efforts, because the company had consistently made such information available to shareholders and had assured shareholders that it would continue to do so.

The Company believes that the Proposal requesting that it commit itself to the full implementation of a set of global human rights standards should be excluded under Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal through its Code of Business Conduct. The full text of the Code of Business Conduct is attached hereto as Exhibit C. A comparison of SA8000 and the Company's Code of Business

Conduct reveals that the Code of Business Conduct includes each form of conduct prohibited under SA8000 as well as a means to verify Company compliance as requested in SA8000. Consistent with these standards, the Company's Code of Business Conduct ensures the Company's, as well as its suppliers', commitment to policies regarding trade unions and collective bargaining, discrimination child labor and forced labor, worker health and safety, wages and hours and management systems to monitor Company compliance. For example, **[*48]** the Company's Code of Business Conduct:

. prevents discrimination in the workplace by providing for equal employment opportunity for all employees without discrimination based on any impermissible classification-including, but not limited to, race, color, creed, religion, sex, national origin, citizenship, age, disability, marital status, veteran status or sexual orientation-and endorsing a no tolerance policy with regard to discrimination against its employees (Description of Policies, Section 8, Labor and Employment Law);

. commits the Company to eliminating hazards from the workplace and providing its employees with a safe and healthy work environment (Description of Policies, Section 8, Labor and Employment Law);

. ensures compliance with all applicable U.S. and foreign laws concerning labor and employment, such as the prohibition on forced or child labor and the right to engage in collective bargaining (Description of Policies, Section 8, Labor and Employment Law, Section 11, International Business);

. designates the Company's Corporate Compliance Officer as having the ultimate responsibility for overseeing compliance with all applicable laws and regulations, the Code **[*49]** and all related Company policies and procedures (Corporate Compliance Officer); and

. ensures vendor and supplier compliance with Code principles by (i) providing that it governs the conduct of "consultants, agents and others retained to work for [the Company]" (All Employees' Responsibility) and (ii) requiring that employees periodically confirm that they are not aware of any actions or relationships that are in violation of the Code (Implementation of the Code, Employee Acknowledgments).

We do not believe that differences in detail between the Proposal and the Code of Business Conduct are significant enough to distinguish the Proposal from the Company's ongoing program under the Code. It is well recognized that a Company need not implement a proposal word-for-word in order to have it excluded as substantially implemented under Rule 14a-8(i)(10), but must only demonstrate that its particular policies, practices and procedures compare favorably with the guidelines of the proposal. See Texaco, Inc. (March 28, 1991); Exchange Act Release No. 34-20091 (August 16, 1983).

V. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary **[*50]** Business Operations

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a-8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees." Although the Staff reversed its position in Cracker Barrel Old Country Stores. Inc. (October 13, 1992) regarding the automatic exclusion of employment-related shareholder proposals raising social policy issues, the 1998 Release specifically **[*51]** noted that "reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations." Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no bright-line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion" but noted that the Staff "will make reasoned distinctions" relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation of a set of global human rights standards by reference to SA8000. While several of the principles addressed in SA8000 and the Proposal's summary of SA8000 deal with significant policy concerns, these principles are combined with other principles, both in the Proposal and in the text of SA8000, which directly relate to the Company's ordinary business operations.

For example, the requirement that the Company commit itself to "respect the right of all personnel **[*52]** to form and join trade unions of their choice and bargain collectively" deals directly with the Company's ordinary business operations, because it is linked to the Company's ordinary business policies relating to the relationship between management and labor. In recent years, the Staff has concluded that determinations involving collective bargaining units, as well as the negotiations between companies and unions regarding wages, hours and working conditions are ordinary business issues within the scope of Rule 14a-8(i)(7). Modine Manufacturing Co. (May 6, 1998) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with the company's policies regarding trade unions and collective bargaining related to ordinary business operations).

In addition, the human rights standard embodied in SA8000 (but not spelled out in the Proposal), which requires the Company to "ensure that wages paid for a standard working week shall meet at least legal or industry minimum standards and shall always be sufficient to meet the basic needs of personnel and to provide some discretionary income" relates clearly to the Company's ordinary **[*53]** business operations. On a consistent basis, the Staff has determined that an employer's policies with respect to wage adjustments and the so-called "living wage" relate to ordinary business operations, and that such shareholder proposals may be properly excluded pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores. Inc. (March 15, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with "sustainable living wage" issues infringed upon the company's ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff reached the same conclusion as in Wal-Mart Stores. Inc. with respect to a similar shareholder proposal).

Finally, SA8000's mandate regarding working hours (but, once again, not spelled out in the Proposal), that the Company "shall comply with applicable laws and industry standards on working hours" and that "in any event, personnel should not, on a regular basis, be required to work in excess of 48 hours per week and shall be provided with at least one day off for every seven day period" also relates to the Company's ordinary **[*54]** business operations. On several occasions, the Staff has determined that an employer's policy with respect to employee hours relates to the Company's ordinary business operations, and that shareholder proposals relating to such issues may be excluded pursuant to Rule 14a-8(i)(7). See Intel (March 18, 1999) (the Staff concurred in exclusion of a shareholder proposal requesting adoption of an Employee Bill of Rights that would dictate such ordinary business operational matters as employee work hours); see also Toys 'R' Us (March 18, 1998) (the Staff concurred in omission of a shareholder proposal under Rule 14a-8(i)(7) because the proposal, in focusing upon such issues as working conditions, wages and working hours for employees of company suppliers, dealt primarily with ordinary employment-related matters).

Through the principles briefly addressed in the Proposal and delineated at length in SA8000, the Proposal addresses a broad spectrum of issues: child labor; forced labor; health and safety; freedom of association and right to collective bargaining; discrimination; disciplinary practices; working hours; compensation; and management systems. Taking the separate enumerated standards **[*55]** of the Proposal and SA8000 as a single proposal, as required under the single proposal limitation of Rule 14a-8(c), the scope of these principles demonstrates that the Proposal on the whole relates to the Company's ordinary business operations. Therefore, because the Proposal, through its incorporation by reference of SA8000, encompasses nearly every aspect of the Company's business, the Proposal invokes the Company's ordinary business operations and should be excluded under Rule 14a-8(i)(7).

On a consistent basis, the Staff has not permitted revisions under Rule 14a-8(i)(7). In light of this practice, the Proposal's inclusion of both human rights issues and ordinary business matters does not preclude its omission from the Company's 2001 Proxy Material under Rule 14a-8(i)(7). In recent years, the Staff has noted that a proponent in submitting a shareholder proposal with an enumerated list of human rights standards to which a company must adhere may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with significant policy issues. See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in omission of a shareholder proposal **[*56]** which requested the company to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff concurred in omission as to both under Rule 14a-8(i)(7) with regard to similar proposals where one aspect of the proposals required the companies to implement policies regarding a sustainable living wage, an ordinary business operation within the scope of Rule 14a8(i)(7)); Chrysler.Corp (February 18, 1998) (the Staff permitted exclusion of a proposal which required the company to review and report to shareholders on its international codes and standards with respect to six principles, where one principle, a report on categories such as child care, training programs for workers, upgrading management and mechanical skills of employees, related to the company's ordinary business). While the Proposal addresses human rights and social policy issues such as child labor and forced labor, which fall outside of the scope of the Company's **[*57]** ordinary business activity, specific aspects of the Proposal, such as standards regarding wages, working hours and the right to form trade unions and engage in collective bargaining, relate to the Company's ordinary day-to-day business operations. Therefore, the entire Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Once again, the Proposal is distinguishable from the proposal addressed in Microsoft *(see §* 111 (A), above) as well as Oracle Corporation (August 15, 2000), where the Staff in each instance refused to concur in the omission of a proposal under Rule 14a-8(i)(3). In each of Microsoft and Oracle, the proposal requested that the company implement a list of human rights principles, known as the China Principles, designed to address issues specifically relating to worker human rights in that one country. The Proposal, on the other hand, purports to micro manage the Company's operations worldwide. Moreover, in each of Microsoft and Oracle the company was asked to comply with a narrowly drafted set of eleven principles. The Proposal, as previously noted, incorporates all 2,458 words of SA8000, which in turn incorporates 13 110 conventions. n7

n7 To the extent, however, that the Staff believes that the proposals at issue in Microsoft and Oracle are not distinguishable from the Proposal, we believe that the failure of the Staff to take the no-action positions requested therein was inconsistent with prior positions of the Staff as set forth in the line of no action letters cited above and that the denial by the Staff of the relief requested by those registrants was inappropriate. If necessary in order for the Staff to concur with our view that the Proposal is excludable pursuant to Rule 14a(i)(7), we respectfully request that the Staff reconsider the positions taken by it in Microsoft and Oracle. **[*58]**

VI. The Proposal Maybe Omitted Pursuant to Rule 14a-8(i)(1) Because It is an Improper Subject for Shareholder Action

Rule 14a-8(i)(1) provides that a shareholder proposal that is "not a proper subject for action by shareholders under the laws of the company's organization" may properly be excluded from a company's proxy statement. The Proposal is an improper subject for action by the Company's shareholders under the laws of the State of Delaware, the jurisdiction of the Company's incorporation, and, accordingly, may be excluded from the Company's 2001 Proxy Materials.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") vests a company's board of directors with the sole power to manage the business and affairs of the Company, except as otherwise provided in the DGCL or the Company's Restated Certificate of Incorporation. Neither the DGCL nor the Company's Restated Certificate of Incorporation limits the authority of the Company's board of directors in any way applicable to the Proposal.

The Proposal is not a proper subject for action by the Company's shareholders under Delaware law because it would require the Company to take actions that are otherwise reserved **[*59]** to the sole judgment of the Company's Board of Directors. Specifically, rather than requesting, recommending or asking that the Board of Directors make a commitment to implement the global human rights standards outlined in SA8000, the Proposal, which is framed in mandatory (as contrasted with precatory) terms, requires that the Company "commit itself to the full implementation of" these standards.

On a consistent, basis, the Staff has allowed a registrant to exclude a shareholder proposal pursuant to Rule 14a-8(i)(1) to the extent that it mandates an act by the company, unless the proposal is revised as a request or recommendation by the proponent. See UST, Inc. (March 13, 2000) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish an independent committee to investigate policies and procedures regarding the placement of UST products in retail outlets and report to shareholders, unless the proponent recast the proposal as a recommendation or request); UST Inc. (January 24, 1997) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish an independent committee to study why **[*60]** use of "smokeless tobacco" products is increasing among minors, unless the proponent recast the proposal as a recommendation or request); RJR Nabisco Holding Corp. (February 23, 1998) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish an independent committee of auditors and independent directors to determine the Company's direct or indirect involvement in cigarette smuggling and to report its findings to shareholders, unless the proponent recast the proposal as a recommendation or request).

Accordingly, the Proposal is not a proper subject for shareholder action under Delaware law since the Company's Board of Directors, pursuant to the DGCL and the Company's Restated Certificate of Incorporation, is solely responsible for managing the Company's affairs. Therefore, unless the Proposal is revised as a recommendation or request, the Company may exclude the Proposal under Rule 14a-8(i)(1).

For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be **[*61]** desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, 10036 (telephone: 212-735-3780; email: amyers@skadden.com) with a copy to Robert K. Kretzman, Esq., Senior Vice President, General Counsel and Secretary, Revlon, Inc., 625 Madison Avenue, New York, New York 10022 (telephone: 212-527-5695; email: robert.kretzman@revlon.com) In my absence, you may also contact Mr. Kretzman directly.

Thank you for your consideration.

Very truly yours,

Alan C. Myers

ATTACHMENT 1

**REVLON, INC./**

**GLOBAL HUMAN RIGHTS STANDARDS**

Whereas, Revlon, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate **[*62]** violations of human rights in these overseas operations can lead negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall **[*63]** be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

ATTACHMENT 2

COMPTROLLER OF THE CITY OF NEW YORK

1 CENTRE STREET

NEW YORK, NY 10007-2341

(212) 669-3500

November 28, 2000

Mr. Robert Kretzman
Secretary
Revlon, Inc.
625 Madison Avenue
New York, NY 10022

Dear Mr. Kretzman:

As Comptroller of New York City, I am the trustee of the New York City Teachers' Retirement **[*64]** System, (the "system"). The system's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholder at the next annual meeting.

Last month, on behalf of our pension funds, I wrote to the Chairman and CEO of your company urging the adoption and implementation of the Social Accountability 8000 (SA 8000), a uniform, verifiable, international standard for workers rights which is based on the Conventions of the International Labor Organization (ILO), the United Nations Convention on the Rights of the Child, and the Universal Declaration of Human Rights. Adoption of SA 8000 would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from Citibank certifying the fund's ownership, for over a year, of over $ 2000 worth of Revlon, Inc. common stock, will follow. The fund intends to continue to hold at least $ 2,000 worth of these securities through the date of the annual meeting.

We would be happy to **[*65]** discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at 212-669-2651, if you have any further questions on this matter,

Sincerely,

Alan G. Hevesi

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Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **SEC No-Action, Exemptive, and Interpretative Letters**
Terms: **cite(2001 sec no-act.lexis 366 or 2001 sec no-act.lexis 372 or 2001 sec no-act.lexis 383 or 2001 sec no-act.lexis 370 or 2001 sec no-act.lexis 384 or 1999 sec no-act.lexis 329)** (Edit Search)

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*2001 SEC No-Act. LEXIS 384, **

**2001 SEC No-Act. LEXIS 384**

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

March 13, 2001

**CORE TERMS:** convention, shareholder, human rights, proponent, supplier, monitoring, commit, vague, misleading, omission, indefinite, board of directors, proxy statement, workplace, no-action, annual meeting, child labor, circumvent, concurred, proxy, minimum age, living wage, omit, distinguishable, wage, social policy, enumerated, collective bargaining, implemented, stockholders

**[*1]** AnnTaylor Stores Corporation

**TOTAL NUMBER OF LETTERS:**
4

**SEC-REPLY-1:**
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2001

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: AnnTaylor Stores Corporation
Incoming letter dated January 12, 2001

The proposal relates to AnnTaylor committing itself to the "full implementation of these human rights standards" and a program to monitor compliance with "these standards."

There appears to be some basis for your view that AnnTaylor may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if AnnTaylor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AnnTaylor relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

**INQUIRY-1:**
SKADDEN, ARPS, SLATE, MEAGHER & FLOM

(DELAWARE)

ONE RODNEY SQUARE

P.O. BOX 636

WILMINGTON, DELAWARE 19899-0636

TEL: (302) 651-3000

FAX: (302) 651-3001

DIRECT DIAL

(302) 651-3130

DIRECT FAX

(302) 651-3001

EMAIL ADDRESS

PMORAN@SKADDEN.COM

February 21, 2001

Rules 14a-8(i)(3), 14a-8(i)(6),
**[*2]** 14a-8(i)(7) and 14a-8(i)(11)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AnnTaylor Stores Corporation, Commission File No. 1-10738, Omission Pursuant to Rule 14a-8 of a Shareholder Proposal Submitted by the New York City Employees' Retirement System and the Amalgamated Bank of New York Long View SmallCap 600 Index Fund

Ladies and Gentlemen:

Reference is made to the letter dated January 12, 2001 ("January Letter"), on behalf of AnnTaylor Stores Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in which I requested the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur with the Company's view that, for the reasons stated therein, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted separately (but in identical form) by the New York City Employees' Retirement System and the Amalgamated Bank of New York LongView SmallCap 600 Index Fund (the "Proponents") properly **[*3]** may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 Annual Meeting of Shareholders. Further reference is made to the letter dated February 9, 2001 to the Staff from Cornish F. Hitchcock, Esq., (the "Proponent Letter") on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (I assume for purposes of this letter that Mr. Hitchcock is writing on behalf of whichever fund is the correct proponent).

I am enclosing six copies of this letter. A copy of this letter also is being sent to each of the Proponents.

I. Background

As described in the January Letter, the Proposal consists of (i) six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring standards (the "Standards) purportedly established by some companies, which Standards incorporate the conventions of the International Labor Organization ("ILO"), (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions that are incorporated in the Standards, and (iii) a resolution **[*4]** seeking that the Board of Directors of the Company commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

In the January Letter I informed you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials on the following grounds: (a) pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy rules because (i) the Proposal is vague and misleading under Rule 14a-8(i)(3), and (ii) the Proposal violates the 500-word limit of Rule 14a-8(d); (b) pursuant to Rule 14a-8(i)(6), the Company lacks the authority to implement the Proposal due to its misleading nature and (c) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations.

II. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

As more fully described in the January Letter, the Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it is vague, **[*5]** indefinite and misleading and thus in violation of Rule 14a-9. In addition, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

It is well established that a proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion when neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine what measures or actions the proposal requires. On its face, the plain language of the Proposal requires the Company to adopt all of the ILO conventions, which number in excess of 180. The Proponents argue in the Proponent Letter that "if one were to peruse the various ILO conventions" one could figure out that many of the conventions have no bearing on the Company and therefor are not what is sought to be adopted. The Proponents' argument turns the analysis on its head. The Rules require that shareholders be able to determine from reading *the Proposal* what it is they are being asked to adopt. To require that, in order to understand the Proposal before them, shareholders must access and read obscure conventions **[*6]** that, when printed, amount to six inches of paper, defies logic and contravenes the Rules.

As addressed in the January Letter, even if the Proponents intended to incorporate only the eight ILO conventions which specifically are referenced in the "Whereas" clauses of the Proposal, the Proposal still fails to adequately summarize those conventions. Each "single" convention is four to ten pages in length and contains up to 33 separate articles. The Proponents assert in the Proponent Letter that I did not accuse the Proponent of inaccurately describing or mischaracterizing the ILO conventions. As to the words of the Proposal, that is correct. The words set forth are accurate. This does not change the fact, however, that a statement of five principles as a summary of all of the conventions covered by the Proposal simply fails to provide a complete statement of the substance of the proposal. It certainly is well established in our securities law that statements can be misleading by way of material omissions, not just material misstatements. Nothing in the Proponents Letter changes the fact that the ILO conventions incorporated in the Standards would place numerous obligations on the Company **[*7]** which shareholders could not possibly know by reading the Proposal.

Notwithstanding the Proponents' assertions in the Proponent Letter, the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000). As noted by the Proponent, in Microsoft and Oracle, the proposals requested that the company implement eleven specific principles known as the The U.S. Business Principles for Human Rights Workers in China (the "China Principles"). Moreover, those principles applied to Microsoft and Oracle's operations only in China and were designed to address issues specifically relating to worker human rights in that country. The Proponent states that this argument ignores proposals relating to the Sullivan Principles, the MacBride Principles and the CERES Principles. While the text of these principles may be somewhat longer than the China Principles, as asserted by the Proponents, in all other ways they are very similar to the proposals addressed in Microsoft and Oracle. The Sullivan Principles and the MacBride Principles applied to a company's operations in one country, South Africa and Northern Ireland, respectively. **[*8]** The CERES Principles are a set of narrowly crafted specifically principles addressing environmental concerns only. Unlike the Proposal, the CERES Principles allow companies to determine the best ways in which to achieve the various environmental goals, rather than micro-managing a company's business operations. In addition, the Sullivan Principles, the MacBride Principles and the CERES Principles are each less than two pages in length and thus it is clear from the face of the proposals what shareholders are being asked to vote upon. This is in sharp contrast to the ILO conventions which, even if interpreted in the light most favorable to the Proponents, are 42 pages in length.

Lastly, I note that the lack of a precedential no action letter is no basis for disregarding the fact that, by omitting the text of the ILO conventions and using the technique of incorporation by reference, the Proponents seeks to circumvent Rule 14a-8(d)'s 500 word limitation.

III. The Proposal Should Be Excluded under Rule 14a-8(i)(6) Because it is Impermissibly Vague and Indefinite, and Therefore Beyond the Company's Ability to Effectuate, and Thus Violates Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides **[*9]** that a shareholder proposal may be excluded from a company's proxy statement if it is sufficiently vague that the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken if the proposal were adopted. In the Proponent Letter, the Proponents correctly point to the example that the Proposal would mandate freedom of association for workers even in countries where such activities are legally prohibited. The Proponents then endeavor, however, to analogize that situation to commitments by companies with operations in Northern Ireland or South Africa to adoption of the McBride Principles or the Sullivan Principles, respectively, even though the goals of such principles "were not yet a reality". I submit that a goal of non-discrimination not being a reality is quite different from a mandated activity being illegal. As more fully discussed in the January Letter, it is unclear how the Company would reconcile conflicts between the ILO conventions and foreign laws. For this reason, and for the other reasons discussed in the January Letter, the Proposal is beyond the Company's power to implement.

IV. **[*10]** The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In the Proponent Letter, the Proponents argue that because the Proposal touches upon certain social policy issues, it can not be excluded under Rule 14a-8(i)(7). This argument ignores the Staff's position that, when submitting a shareholder proposal with human rights standards to which a company must adhere, a proponent may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with policy issues. Given that the standards address such matters as management and labor relations, working hours and employees benefits, the Proposal on the whole clearly relates to the Company's ordinary business operations. This fact cannot be disguised simply by wrapping it in statements regarding broader social policy concerns.

The Proponents correctly note that there is a series of 1999 no action letters that exclude proposals that deal with an employer's policies **[*11]** with respect to wage adjustments and the so-called "living wage" on the basis that such matters relate to ordinary business operations. The fact that the Proposal does not use the term "living wage" does not change the fact that it relates directly to employment policies and employee wages.

As noted in the January Letter, the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) in which the proposals requested that the company implement the China Principles. These eleven principles were *narrowly framed and were designed to address a specific, known problem in one country,* China. This is consistent with the Staff's approach regarding the McBride Principles and the Sullivan Principles which sought to mandate polices of non-discrimination in Northern Ireland and South Africa. Again, they involved specific principles designed to address a documented problem in one country. In contrast, the Proposal requests that the Company implement numerous broadly drafted and highly complex ILO conventions which would affect the Company's operations worldwide without regard to the appropriateness of any given convention in any **[*12]** particular locality. I note that the Warnaco letter cited by the Proponent is not applicable in that the proposal therein addressed sought only reporting on the company's monitoring and compliance efforts, but did not seek to impose any particular standards.

I note that the Proponents sought to distinguish Modine Manufacturing Co. (May 16, 1998), wherein the Staff found that a proposal requesting that the Board of Directors "form a committee to develop a corporate code of conduct addressing, among other issues, the right of employees to organize and maintain unions" could be excluded as a matter relating to the conduct of the company's ordinary business operations. However, the fact that the right of workers in the United States to organize also is addressed and protected in the United Stated by the NLRA had no bearing on the Staff's position that the right of workers to organize and unionize is a matter of a company's ordinary business.

I note the Staff's recent denial of the no-action relief sought by PPG Industries with regard to another shareholder proposal involving the ILO conventions. I note that, while both proposals relate to the ILO conventions, the proposals differ **[*13]** in that the PPG Industries proposal asked the PPG Board to "adopt, implement and enforce a workplace code of conduct *based on* the ILO conventions." In contrast, the Proposal requests that the Company's Board of Directors "commit itself to the *full implementation* of the [Standards]," which incorporate the ILO conventions, and a program of independent monitoring of compliance with the Standards. The PPG proposal allows the company greater flexibility to formulate its own code of conduct which supports the principles outlined in the ILO conventions, but is appropriate for PPG's business. The Proposal, on the other hand, requires the Company to adopt the Standards wholesale thereby adopting, without regard to the wisdom of doing so, each of the

ILO conventions. Further, I note that the arguments made and positions advanced in the January Letter and herein differ in many respects from those made by counsel to PPG in its correspondence with the Staff. Accordingly, I submit that the PPG Letter is not dispositive of the Company's request and respectfully request the Staff to conclude differently with regard to the Proposal.

For the reasons set forth above and in the January Letter, **[*14]** the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Thank you for your consideration.

Very truly yours,

Patricia Moran

**INQUIRY-2:**
CORNISH F. HITCHCOCK

ATTORNEY AT LAW

1100 17TH STREET, N.W., 10TH FLOOR

WASHINGTON, D.C. 20036-4601

(202) 974-5111 . FAX: 331-9680

E-MAIL: CONH@TRANSACT.ORG

9 February 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Jonathan Ingram, Esq.

Re: Shareholder proposal from Amalgamated Bank of New York LongView Collective Investment Fund to AnnTaylor Stores Corp.

Dear Mr. Ingram:

I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letter from counsel for AnnTaylor Stores Corp. ("AnnTaylor" or the "Company") dated 12 January 2001, in which AnnTaylor advises that it plans to omit the Fund's shareholder **[*15]** resolution from the Company's 2001 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to deny the relief AnnTaylor seeks.

The Fund's Resolution

The Fund's resolution focuses on the fact that AnnTaylor has extensive overseas operations, including a significant number of suppliers, that there has been a growing public awareness of human rights abuses in some countries, that a number of corporations have implemented independent monitoring with respect to human rights issues, and that these standards implement conventions of the International Labor Organization ("ILO") on workplace human rights, including-

- the right to form and join trade unions and bargain collectively (ILO Conventions 87 and 98);

- non-discrimination involving worker representatives (ILO Convention 135);

- no discrimination or intimidation in employment (ILO Conventions 100 and 111);

- freely chosen employment, with no use of force, including bonded or prison labor (ILO Conventions 29 and 105);

- no use of child labor (ILO Convention 138).

With this background, the resolution asks the board of directors to "commit the Company to the full implementation of these human rights **[*16]** standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

The Company's Opposition and the Fund's Response.

AnnTaylor urges the Division to grant "no-action" relief on the grounds that the resolution is vague and misleading within the meaning of Rule 14a-8(i)(3); tries to circumvent the 500-word limit of Rule 14-8(d); is beyond the Company's power to implement within the meaning of Rule 14a-8(i)(6); involves the Company's ordinary business within the meaning of Rule 14a-8(i)(7); and is identical to a previously received shareholder proposal, which is grounds for exclusion under Rule 14a-8(i)(11).

We address each objection in turn below. Before doing so, however, we offer the general observation that the Division has refused to grant no-action relief to companies objecting to similar resolutions urging the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. *Microsoft Corp.* (14 September 2000); *Warnaco Group, Inc.* (14 March 2000); *Oracle Corp.* (15 August **[*17]** 2000); *3Com Corp.* (15 August 2000). In those letters the Division cumulatively rejected many of the exclusions upon which AnnTaylor relies here. AnnTaylor attempts to distinguish these decisions, but for reasons we discuss below, we believe that the similarities between the Fund's resolution and the cited proposals warrant the denial of no-action relief here, particularly as AnnTaylor bears the burden under Rule 14a-8(g) of proving that one or more of the exclusions applies, and it has failed to do so here.

Rule 14a-8(i)(3): Allegedly vague, indefinite and misleading language.

AnnTaylor makes several language objections which we answer as follow.

The first objection is that the resolution is flawed and misleading because, in the Company's view (at 4), the proposal "appears to require the Company to adopt all of the ILO conventions." The key word in that sentence is "appears," and if one were to peruse the various ILO conventions, it is apparent that the facts are different from AnnTaylor's purported "appearance." As AnnTaylor correctly notes, there are some 180 separate conventions, some of which deal with issues such as seafarers' hours of work and a "Pakistan soccer ball **[*18]** project," which have little or no bearing on the Company's business operation. We thus fail to see how the Company can argue that the Fund's resolution "appears" to require something that the resolution plainly does not, i.e., implementation of "all" 180 conventions.

More specifically, AnnTaylor asserts (at 4) that the five general standards or principles set out in the resolution, which cite to eight enumerated ILO standards, "fail to adequately summarize those conventions." At no point in its letter, however, does the Company suggest that the Fund has inaccurately described or mischaracterized those ILO conventions, nor does the Company claim that the cited ILO conventions contain provisions that are, in fact, at odds with the five specified standards. Reduced to its essentials, the Company's objection is that the resolution is somehow misleading because it does not incorporate detailed specifics that appear in the specific ILO conventions, *e.g.,* with respect to child labor, those portions of the ILO conventions urging that the minimum age for employment be not less than the age of completing compulsory schooling and, in any event, not less than 15 years or recommending that **[*19]** the determination of the minimum age for admission to employment that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less than 18 years.

AnnTaylor does not explain how the omission of this supporting detail renders the Fund's proposal "materially false or misleading." Indeed, and given AnnTaylor's style of rhetorical attack, one suspects that if the Fund had omitted any citation to these ILO conventions, AnnTaylor would have protested that a bare formulation such as "There shall be no use of child labor" was vague and misleading for failing to define what is a "child," for not specifying an acceptable age of employment, and for not detailing whether some jobs could be appropriately handled by employees younger than a generally applicable standard, etc. n1

n1 Indeed, the Company takes exactly that tack in assailing the resolution's request for "independent monitoring" - How independent must the monitor be, the Company asks? Can the monitor be paid by the Company? Must the Company retain a "social organization" that would not charge a fee? Incoming letter at 5. AnnTaylor's attack on this two-word phrase ignores the explanatory language in the fourth whereas clause, which explains that other companies have "implemented independent monitoring programs with respected human rights and religious organizations." Thus, any assertion that the Company does not understand the resolution or that shareholders would not understand the resolution are belied by a reading of the entire text, not just a phrase here and there. **[*20]**

AnnTaylor acknowledges, as it must, that the Division rejected similar claims in *Microsoft* and *Oracle,* cited above. The Company argues, however, that those letters are distinguishable because the proposal at issue there fully stated all 11 principles that the companies were being asked to endorse. The problem with this argument is that it ignores at least several decades of experience with resolutions such as the Sullivan Principles, the McBride Principles and the CERES Principles, all of which had texts that were longer than the text in *Microsoft* or *Oracle.* We are aware of no letter that upheld an objection of the sort AnnTaylor lodges here, namely, that those resolutions were deficient because they omitted the full text of the relevant principles. So too here, the relevant benchmark is whether the challenged language is "materially false or misleading," and AnnTaylor has failed to carry its burden of demonstrating that the Fund's proposal is deficient.

Rule 14a-8(d): More than 500 words

AnnTaylor next argues (at 6) that the Fund "purports to circumvent the 500-word limit on Rule 14a-8(d)." The argument rests on the dubious notion that by urging AnnTaylor to **[*21]** implement standards that incorporate certain ILO conventions, the Fund is somehow obligated to include the full text of the referenced conventions into the text of the resolution. AnnTaylor cites no precedent for the proposition that a resolution urging a company to adopt certain publicly available standards must incorporate the full text of those standards into the resolution. Indeed, there have been many no-action requests over the years involving resolutions asking a company to adopt the Sullivan Principles, the McBride Principles and the CERES Principles, and we are unaware of any no-action ruling that has accepted the position that AnnTaylor advances here. The fact of the matter is that the resolution is well within the 500-word limit, and the Company's argument does not merit serious consideration.

Rule 14a-8(i)(6): Beyond the Company's power to effectuate

The next objection restates in slightly different form the two prior objections. AnnTaylor argues that it lacks the power to commit itself to implementation of the enumerated human rights standards, for example, because there are some countries where activities enumerated in the resolution, *e.g.,* worker freedom of association, **[*22]** are not yet permitted under the laws of those countries. The objection merges two distinct points. The resolution asks the Company to commit itself to certain principles, while recognizing that full implementation may not occur immediately. The proposal is thus similar to prior resolutions involving the Sullivan or McBride principles, which asked companies to commit themselves to goals that were not yet a reality in South Africa or Northern Ireland - and that might not have become a reality without United States corporations going on record in favor of norms that are widely accepted in the international community.

Rule 14a-8(i)(7): Ordinary business.

AnnTaylor then invokes the "ordinary business" exclusion under which a company may omit resolutions dealing with issues that "are mundane in nature and do not involve *any* substantial policy or other considerations." Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976)(emphasis added). The issues presented by the Fund's resolution are hardly devoid of policy significance.

With an exception discussed below, the Division has issued various letters over the years recognizing human rights issues **[*23]** as not subject to the "ordinary business" exclusion, witness the numerous resolutions involving the Sullivan Principles, McBride Principles and CERES Principles. As the Fund's resolution makes clear, AnnTaylor has extensive international operations, and it does business in some countries where issues of human rights violations periodically occur.

For example, AnnTaylor obtains a significant amount of its inventory from China, a nation where human and labor rights issues have been the subject of frequent attention in the news media, before the United Nations, the World Trade Organization, and other governmental bodies. Indeed, the issue human rights in China played a prominent role in last year's congressional debate over permanent normalized trade relations with the United States. Businesses choosing to operate in China thus face special risks, and the Fund's resolution seeks to anticipate those risks. At a minimum, and in light of this well-known public debate, AnnTaylor can-not persuasively argue that human rights issues in a key country where it does business is an issue that is utterly devoid of "any substantial" policy component.

We note that the Division rejected similar objections **[*24]** in the recent *Oracle* and *Microsoft* rulings, where the resolution in question asked those companies to endorse a set of principles similar to those advanced by the Fund here that would go beyond the company's current code of ethics. In both those situations, the Division rejected no-action relief on "ordinary business" grounds. The fact that these resolutions were specific to China does not affect the calculus. In *Warnaco Group, Inc.* (14 March 2000), the proponent made arguments similar to those the Fund is advancing here in support of a resolution seeking a report on Warnaco's monitoring and compliance with its vendor standards, and that policy affected Warnaco's overseas operations generally, not just in China. That resolution raises the same sort of issues that the Fund's proposal raises here, and the Division denied no-action relief to Warnaco.

AnnTaylor relies (at 10) on what has become a limited exception in this area, citing a series of 1999 letters in which a sourcing-related proposal was omitted by several companies because the proposal requested a report on six issues involving the practices of the company's overseas vendors, one of which involved the issue of **[*25]** whether these overseas vendors paid their employees a "living wage." The proposal was omitted because of the offending paragraph, the Division explaining that while "the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [the "living wage" paragraph] relates to ordinary business operations." *K mart Corp.* (12 March 1999); accord *Wal-Mart Stores, Inc.* (15 March 1999); *Warnaco Group, Inc.* (12 March 1999). The Fund's proposal does not, of course, include "living wage" issues as part of the five enumerated principles, and the 1999 letters just cited thus do not support AnnTaylor's request for no-action relief.

Along the same line, and in a continuation of this "divide-and-conquer" strategy, AnnTaylor tries to pick off another enumerated standard by challenging (at 7-8) the resolutions's first two points, which deal with freedom of association, collective bargaining, and access to workplaces. The Company relies on *Modine Manufacturing Co.* (16 May 1998), but *Modine* is distinguishable because it sought the development of a code under which U.S. workers could organize and maintain **[*26]** unions in this country, an issue addressed by the NLRA. By contrast, in at least one country where AnnTaylor does business (China), there are limitations on that right, as well as limitations on worker representational activities, and those limits are both in violation of applicable ILO standards, according to the Department of State's 1999 COUNTRY REPORTS ON HUMAN RIGHTS PRACTICES (25 February 2000). There is a world of difference between a resolution dealing with a right that exists under U.S. law and a right that is not yet secured under international standards such as the ILO Conventions. Indeed, the rights that AnnTaylor singles out for attack are viewed in the human rights community as significant elements in what is generically known as "freedom of association."

Rule 14a-8(i)(11): Two Proposals

AnnTaylor argues finally that the Fund's proposal may be excluded because it is substantially identical to one received several hours earlier from the New York City Employees' Retirement System ("NYCERS"). The Fund and NYCERS have met with AnnTaylor executives and explained that it was not their intention to submit proposals independently, such that the Company had to focus on which **[*27]** was received first. Their intention from the start was for the Fund and NYCERS to be co-sponsoring the same resolution. Thus, the objection that there are two proposals here is not well taken.

Conclusion

For these reasons, the Fund respectfully submits that AnnTaylor's request for no-action relief should be denied. We appreciate very much the Division's consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,

Cornish F. Hitchcock

**INQUIRY-3:** SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE RODNEY SQUARE

P.O. BOX 636

WILMINGTON, DELAWARE 19899-0636

TEL: (302) 651-3000

FAX: (302) 651-3001

http://www.skadden.com

DIRECT DIAL

(302) 651-3130

DIRECT FAX

(302) 651-3001

EMAIL ADDRESS

PMORAN@SKADDEN.COM

January 12, 2001

Rules 14a-8(i)(3), 14a-8(i)(6),
14a-8(i)(7) and 14a-8(i)(11)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AnnTaylor Stores Corporation, Commission File No. 1-10738, Omission Pursuant to Rule 14a-8 of a Shareholder Proposal Submitted by the New York City Employees' Retirement System and the Amalgamated **[*28]** Bank of New York LongView SmallCap 600 Index Fund

Ladies and Gentlemen:

I am writing on behalf of AnnTaylor Stores Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted separately (but in identical form) by the New York City Employees' Retirement System and the Amalgamated Bank of New York LongView SmallCap 600 (the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 Annual Meeting of Shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponents' letters transmitting the Proposal (the "Proposal Letters"). A copy of this letter also is being sent to each of the Proponents as notice of the Company's intent to omit the Proposal from the Proxy **[*29]** Materials.

I. The Proposal

The Proposal consists of (i) six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring standards (the "Standards) purportedly established by some companies, which Standards incorporate the conventions of the International Labor Organization ("ILO"), (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions that are incorporated in the Standards, and (iii) a resolution that reads as follows:

> Therefore, be it resolved that the shareholders request the board of directors to commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Proposal is set forth in the letters from the Proponents attached hereto as Exhibits A and B. A copy of the eight ILO conventions listed as examples in the Proposal is attached as Exhibit C (the text of all 180 ILO conventions are over 6 inches. Accordingly **[*30]** we have not included them, however, we will provide them at your request).

II. Summary

This letter is to inform you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials. The Company believes that the Proposal properly may be omitted as follows: (a) pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy rules because (i) the Proposal is vague and misleading under Rule 14a-8(i)(3), and (ii) the Proposal violates the 500-word limit of Rule 14a-8(d); (b) pursuant to Rule 14a-8(i)(6), the Company lacks the authority to implement the Proposal due to its misleading nature and (c) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

The Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8 (i)(3), which states that a proposal may be omitted if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9. The Company believes that the Proposal violates Rule 14a-9, and Rule 14a-8(d). The Proposal violates **[*31]** Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. In addition, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

A. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because it is Vague, Indefinite and Misleading, and thus in Violation of Rule 14a-9.

The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. See IDACORP, Inc., (January 24, 2000) (the Staff concurred with the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal sought to amend the company's articles of incorporation to provide for the "recall" of members of the board by "plurality vote" as vague and indefinite). A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal **[*32]** requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal).

The Proposal is vague, indefinite and misleading because from the face of the Proposal, shareholders will not know what they are being asked to consider and upon what they are being asked to vote. The Proposal requests that the board of directors commit the Company to the full implementation of the Standards, which incorporate the ILO conventions, but does not fairly summarize **[*33]** those Standards. Indeed, the Proposal sets forth only five broad principles citing eight ILO conventions. As written, the Proposal appears to require the Company to adopt all of the ILO conventions, which number in excess of 180. Even if the Proponents intended to incorporate only the eight ILO conventions which specifically are referenced in the "Whereas" clauses, the Proposal still fails to adequately summarize those conventions. Each individual convention contains numerous articles that adopting companies would be required to follow. Indeed, each "single" convention is four to ten pages in length and contains up to 33 separate articles. As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures the Company would have to take in the event that the Proposal were adopted, but actions ultimately taken by the Company pursuant to the Proposal could differ significantly from actions contemplated by shareholders in voting on the Proposal.

The text of the Proposal requests that the Company comply with the Standards which appear to be a set of broadly framed human rights standards that incorporate the ILO conventions and contain sweeping statements **[*34]** regarding child and forced labor, trade unions, collective bargaining and discrimination. However, as noted above, the Proposal fails to set forth those conventions and instead sets forth only five broad principles that are included therein. Certainly, a statement of five principles as a summary of hundreds of conventions (or even eight conventions, for that matter) does not pass muster under even the most expansive view of minimally adequate disclosure. The eight conventions alone include 140 articles and an aggregate of 46 pages. The articles and pages in all 180 plus conventions are too numerous to count. The fact is that the ILO conventions incorporated in the Standards would place numerous obligations on the Company which shareholders could not possibly know by reading the Proposal. For example, ILO Convention 138 is summarized in the Proposal as follows:

> There shall be no use of child labor.

However, adoption of that convention would require the Company and its suppliers do the following, none of which appears in the Proposal:

> . undertake to pursue a national policy to ensure the effective abolition of child labor and raise progressively the minimum age for admission **[*35]** to employment or work to a level consistent with the fullest physical and mental development of young persons;
>
> . specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory;
>
> . ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years;
>
> . determine the minimum age for admission to employment or work that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less than 18 years;

Thus, only by reading the ILO conventions would shareholders understand the true impact of adoption of the Proposal.

In addition, the Proposal calls for "independent monitoring of corporate adherence" to the Standards. The Proposal fails to define what would constitute "independent monitoring" or who would qualify as an independent monitor. For example, if the Company employed the Company's independent outside accounting firm as a monitor, would the fact the Company pays a fee to perform such services prevent them from being considered independent? Would the Company be required to hire a social organization **[*36]** that would not charge a fee for such monitoring? Because the Proposal offers the Company no guidance in this respect, as well as for the reasons outlined above, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9, and therefore subject to exclusion under Rule 14a-8(i)(3).

I note that the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of a proposal under Rule 14a-8(i)(3). In Microsoft and Oracle, the proposals requested that the company implement a lust of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than proposing sweeping standards that incorporate voluminous ILO conventions that would be applicable to company operations anywhere in the world, the proposal specifically set forth in their entirety eleven principles to which it was limited. Moreover, those principles applied to Microsoft and Oracle's operations only in China and were designed to address issues specifically relating to worker human rights in that country.

B. The Proposal **[*37]** Should Be Excluded under Rule 14a-8(i)(3) Because it Purports to Circumvent the 500-Word Limit of Rule 14a-8(d).

Rule 14a-8(d) provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and its supporting statements, in the aggregate, exceed 500 words. n1 By omitting the text of the ILO conventions incorporated in the Standards sought to be adopted under the Proposal, the Proponents seeks to circumvent Rule 14a-8(d). The Proposal states that the Standards "incorporate the conventions of the ILO on workplace human rights" which, as discussed above, exceed 180 in number. We have not attempted to count the number of words in all 180 conventions, or even in the eight specifically referenced conventions. Nevertheless they are, in either case, most assuredly well in excess of 500 words. Surely, a shareholder should not be permitted to do an end run around the requirements of the proxy rules by incorporating voluminous materials not available to shareholders.

n1 The Company did not give the Proponents notice within 14 days of the failure to comply with Rule 14a-8(d) because the Company believes such notice would be futile. It would be impossible to include the necessary information in the Proposal (i.e. the text of the ILO conventions), and come within the 500 word count. **[*38]**

As stated above, a shareholder cannot fully comprehend the impact on the Company of adoption of the Proposal without reading the ILO conventions. Accordingly, the text of the ILO conventions would have to be included in the Proposal, which for purposes of Rule 14a-8(d)'s word limitation, would cause the Proposal to be many times in excess of the number of words permitted by Rule 14a-8(d). As a result, the Proposal violates Rule 14a-8(d) and is excludable under Rule 14a-8(i)(3).

IV. The Proposal Should Be Excluded under Rule 14a-8(i)(6) Because it is Impermissibly Vague and Indefinite, and Therefore Beyond the Company's Ability to Effectuate, and Thus Violates Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is sufficiently vague that the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken. See Int'l Business Machines Corp. (January 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is **[*39]** so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

The Proposal requests that the board of directors commit the Company to the "full implementation" of the Standards. As discussed above, it is impossible to determine from the Proposal what the Company's obligations would be if the board so committed the Company and its suppliers to full implementation of the Standards, thereby committing itself to broadly written ILO conventions that would be applicable to the Company's operations worldwide. If the Proposal were adopted, the Company would be required to become familiar with the intricacies of each ILO convention. Moreover, the Company would continue to be obligated to comply with a multiplicity of foreign laws and regulations. Neither the Proposal nor the ILO conventions themselves provide any guidance to the Company as to how to reconcile conflicts between the ILO conventions and foreign and local laws and regulations. For example, the ILO conventions mandate collective bargaining and organization of employees, notwithstanding the fact that such activities may violate **[*40]** the law in certain foreign jurisdictions. This may, in itself, render the Proposal excludable pursuant to Rule 14a-8(i)(6).

From the face of the Proposal, the shareholders and the Company could have widely divergent views regarding what obligations the Proposal would place on the Company. This uncertainty is exacerbated by the fact that significant implementation would have to occur at the supplier level, since the Company contracts out all manufacturing operations. Further, it is unclear how the Company could reconcile conflicts between the ILO conventions and foreign laws. Due to these material uncertainties, the Company would lack the power or authority to implement the Proposal, making it subject to exclusion under Rule 14a-8(i)(6).

I note that the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of a proposal under Rule 14a-8(i)(6). As discussed above, in Microsoft and Oracle, the proposals requested that the company implement a list of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than **[*41]** proposing sweeping standards that incorporate voluminous and complex ILO conventions that would be applicable to company operations anywhere in the world, the proposal specifically set forth in their entirety eleven principles to which it was limited. Thus, the Proposal would be significantly more onerous for the Company to attempt to implement than the proposals in Microsoft or Oracle.

V. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a-8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

As stated in the 1998 Release, the policy underlying the ordinary **[*42]** business exclusion rest on two central themes. First, the 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees." Second, the 1998 Release states that the Staff will consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This may come into play...where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Although the Staff reversed its position in Cracker Barrel Old Country Stores, Inc. (October 13, 1992) regarding the automatic exclusion of employment-related shareholder proposals raising social policy issues, the 1998 Release specifically noted that "reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals **[*43]** under the exclusion, such as proposals on general business operations." Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no bright-line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion" but noted that the Staff "will make reasoned distinctions" relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation of the Standards, which are a set of global human rights standards incorporating the ILO conventions. While several of the principles addressed in the ILO conventions touch upon social policy concerns, a vast majority of the issues directly relate to the Company's ordinary business operations. For example, the Proposal includes a requirement that the Company and its suppliers commit themselves to the standard that "all workers have the right to form and join trade unions and bargain collectively." Moreover, the Proposal specifically requires that "worker representatives...have access **[*44]** to all workplaces necessary to enable them to carry out their representation functions." Clearly these mandates deal directly with the Company's ordinary business operations in the area of management and labor relations. In recent years, the Staff has concluded that determinations involving collective bargaining units as well as the negotiations between companies and unions regarding wages, hours and working conditions are ordinary business issues within the scope of Rule 14a-8(i)(7). See Modine Manufacturing Co. (May 6, 1998) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with the company's policies regarding trade unions and collective bargaining related to ordinary business operations).

In addition, the ILO's mandate regarding working hours (that the working hours of employees of the Company and its suppliers should not exceed eight hours a day or 48 hours per week) also clearly relates to the Company's ordinary business operations. On several occasions, the Staff has determined that an employer's policy with respect to employee hours relates to the Company's ordinary business operations, and that **[*45]** shareholder proposals relating to such issues may be excluded pursuant to Rule 14a-8(i)(7). See Intel (March 18, 1999) (the Staff concurred in exclusion of a shareholder proposal requesting adoption of an Employee Bill of Rights that would dictate such ordinary business operational matters as employee work hours); see also Toys 'R' Us (March 18, 1998) (the Staff concurred in omission of a shareholder proposal under Rule 14a-8(i)(7) because the proposal, in focusing upon such issues as working conditions, wages and working hours for employees of company suppliers, dealt primarily with ordinary employment-related matters).

We note further that the Staff has determined that an employer's policies with respect to wage adjustments and the so-called "living wage" relate to ordinary business operations, and that such shareholder proposals may be properly excluded pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with "sustainable living wage" issues infringed upon the company's ordinary business operations); see also K-Mart **[*46]** Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) the Staff reached the same conclusion as in Wal-Mart Stores, Inc. with respect to a similar shareholder proposal.

The Proposal clearly seeks to micro-manage the Company's business operations. The ILO conventions touch upon nearly every aspect of the Company's and its suppliers' relationship with their respective employees in intricate detail. For example, in addition to dictating the number of hours a day that an employee should work and dictating standards for employee wages, the conventions would require that the Company and its suppliers:

. set the minimum age for employment which is likely to jeopardize the health, safety or morals of young person at no less than 18 years;

. provide workers' representatives with access to their workplace facilities;

. commit itself to a 40-hour work week;

. provide maternity leave of not less than 14 weeks;

. take steps to ensure that any worker required to transport loads manually receive training in techniques to safeguard health and prevent accidents; and

. provide each worker with a minimum of three weeks of paid vacation every year.

The conventions establish **[*47]** the minimum age of employees, dictate the type of benefits to be provided to employees (including health insurance and maternity leave), set the maximum number of hours employees may work and outline safety provisions to which the Company and their suppliers, must adhere. The mandates would apply worldwide without regard to employees' desires, local laws or local customs. Indeed, many of the benefits that the Company and its suppliers would be forced to provide to their employees under the Proposal are not even customary in the United States. These benefits could not be implemented by the Company without careful analysis on the part of the board of directors of the potential costs of such benefits. How can shareholders acting once a year at an annual meeting, without the benefit of any meaningful analysis that would enable them to make an informed judgment, make decisions regarding such matters? Clearly, shareholder intervention on such matters would amount to micro-management of the Company's day to day operations.

Through the principles briefly addressed in the Proposal and delineated at length in the ILO conventions, the Standards address a broad spectrum of issues. The scope of **[*48]** these Standards demonstrates that the Proposal on the whole relates to the Company's ordinary business operations, encompassing nearly every aspect of the Company and its suppliers' businesses, and seeks to micro-manage the Company. This cannot be masked by the fact that some of these issues also touch upon broader social policy concerns. In recent years, the Staff has noted that a proponent in submitting a shareholder proposal with an enumerated list of human rights standards to which a company must adhere may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with significant policy issues. See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in omission of a shareholder proposal which requested the company to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff concurred in omission as to both under Rule 14a-8(i)(7) with regard to similar proposals **[*49]** where one aspect of the proposals required the companies to implement policies regarding a sustainable living wage, an ordinary business operation within the scope of Rule 14a-8(i)(7)); Chrysler Corp. (February 18, 1998) (the Staff permitted exclusion of a proposal which required the company to review and report to shareholders on its international codes and standards with respect to six principles, one of which related to ordinary business). In light of the foregoing, the Proposal relates the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

The Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of the proposals under Rule 14a-8(i)(7). In Microsoft and Oracle, the proposals requested that the company implement eleven specific principles in one country, China. These principles were designed to address a specific, known problem in that country. The proposals in Microsoft and Oracle are more analogous to the shareholder proposal addressed in Toys 'R' Us, Inc. (February 8, 1999). In Toys 'R' Us, the Staff **[*50]** refused to concur with the company's position that a shareholder proposal seeking the company to implement the MacBride Principles could be excluded under Rule 14a-8(i)(7). The MacBride Principles sought to ensure that the company did not discriminate in Northern Ireland on the basis of religion in the hiring, promotion or termination of employees. Similar to the Microsoft and Oracle proposals, the Toys 'R' Us proposal, consisting of nine specific principles, sought to address a documented problem in one country. In contrast, the Proposal requests that the Company implement numerous broadly drafted and highly complex ILO conventions which would affect the Company's operations worldwide without regard to the appropriateness of any given convention in any particular locality.

VI. One of the Two Shareholder Proposals Can Be Omitted Pursuant to Rule 14a-8(i)(11)

In the event the Staff does not concur with the Company's view that the Proposals can be omitted entirely under Rules 14a-8(i)(3), 14a-8(i)(6), and 14a-8(i)(7), the Company requests the Staff's concurrence that one of the two Proposals may be properly omitted under Rule 14a-8(i)(11). The Company received the **[*51]** Proposal from the New York City Employees' Retirement System on December 18, 2000. Later that day, the Company received an identical proposal from the Amalgamated Bank of New York LongView SmallCap 600 Index Fund. Pursuant to Rule 14a-8(i)(11), a shareholder proposal may be omitted from the proxy statement "if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

In the event that the Staff does not concur with the Company that the Proposal from both Proponents properly may be excluded from the Proxy Materials, the Company would exclude the later-received proposal based on Rule 14a-8(i)(11). In this case, the later-received proposal does not merely "substantially duplicate" the proposal submitted by the New York City Employees' Retirement System; it is, in fact, identical to it. Therefore, the Company believes that the proposal from the Amalgamated Bank of New York LongView SmallCap 600 Index Fund is excludable under Rule Rule 14a-8(i)(11) because it is duplicative of the proposal from the New York City Employees' Retirement System.

For the reasons **[*52]** set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, One Rodney Square, Wilmington, Delaware, 19801 (telephone: 302-651-3130 ) or, in my absence, please contact Jocelyn F.L. Barandiaran, Esq., Senior Vice President, General Counsel and Corporate Secretary, AnnTaylor Stores Corporation, 142 West 57th Street, New York, New York 10019 (telephone: 212-541-3226).

Thank you for your consideration.

Very truly yours,

Patricia Moran /PF

**ATTACHMENT 1**

ANNTAYLOR STORES / GLOBAL HUMAN RIGHTS STANDARDS

**Whereas**, AnnTaylor Stores currently has extensive overseas operations, and

**Whereas**, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations have led to an increased **[*53]** public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

**Whereas**, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

**Whereas**, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

**Whereas**, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO) Conventions 87 and 98).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO) Convention 135)

3. There shall be no discrimination or intimidation in employment. Equality of **[*54]** opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).

5. There shall be no use of child labor. (ILO Convention 138), and,

**Whereas**, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

**Therefore**, be it resolved that the shareholders request the Board of Directors of the company to commit itself to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

**ATTACHMENT 2**

THE CITY OF NEW YORK

OFFICE OF THE COMPTROLLER

1 CENTRE STREET

NEW YORK, N.Y. 10007-2341

December 15, 2000

Ms. Jocelyn F.L. Barandiaran
Secretary
AnnTaylor Store
142 West 57th Street
New York, NY 10019

Dear Ms. Barandiaran: **[*55]**

The New York City Comptroller's Office acts as cusodian of the New York City Employees' Retirement System (the "system"). The system's board of trustees have authorized our office to inform you of our intention to co-sponsor the enclosed proposal which will be presented for the consideration and approval of stockholders at the next annual meeting.

We therefore, offer the enclosed proposal for shareholders to consider and approve at the next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and we ask that it be included in the company's proxy statement.

A letter from Citibank certifying the fund's ownership for over a year of 29,400 shares of AnnTaylor Store common. stock will follow. The system intends to continue to hold at least 2,000 worth of these securities through the date of the annual meeting.

Please feel free to contact me at (212) 669-2651, if you have any questions on this matter. Should the board decided to endorse its provisions as corporate policy, the system will ask that the proposal be withdrawn from consideration at the annual meeting.

Sincerely,

Patrick Doherty

**ATTACHMENT 3**

AnnTaylor Stores Corp. **[*56]** / GLOBAL HUMAN RIGHTS STANDARDS

**Whereas** AnnTaylor Stores Corp. (the "Company") currently has extensive overseas operations, and

**Whereas** reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations have led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

**Whereas** corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

**Whereas** a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

**Whereas** these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO) Conventions 87 and 98).

2. Workers representatives **[*57]** shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO) Convention 135)

3. There shall be no discrimination or intimidation in employment Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).

5. There shall be no use of child labor. (ILO Convention 138), and,

**Whereas** independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our Company's commitment to human rights is to be maintained,

**Therefore** be it resolved that the shareholders request the board of directors to commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with those standards.

**[*58]**

**ATTACHMENT 4**

CORNISH F. HITCHCOCK

ATTORNEY AT LAW

1100 17TH STREET, N.W., 10TH FLOOR

WASHINGTON, D.C. 20036-4601

(202) 974-5111 . FAX: 331-9680

E-MAIL: CONH@TRANSACT.ORG

15 December 2000

By UPS and facsimile: (212) 541-3299

Ms. Jocelyn F.L. Barandiaran
Corporate Secretary
AnnTaylor Stores Corp.
142 West 57th Street
New York, New York 10019

Re: Shareholder proposal for 2001 annual meeting

Dear Ms. Barandiaran:

On behalf of the Amalgamated Bank of New York LongView SmallCap 600 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that AnnTaylor Stores plans to circulate to shareholders in anticipation of the 2001 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to commit the company to active implementation of a human rights code of conduct based on International Labor Organizations Conventions.

The Fund is an S&P SmallCap 600 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets of $ 360 million. Created by the Amalgamated Bank of New York in 1994, the Fund beneficially owns 23,000 shares of AnnTaylor common stock. A letter from the Bank **[*59]** confirming ownership will be provided under separate cover. The Fund has thus owned more than $ 2000 worth of stock for over a year and plans to continue ownership through the date of the 2001 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

*2001 SEC No-Act. LEXIS 587, **

**2001 SEC No-Act. LEXIS 587**

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

May 25, 2001

**CORE TERMS:** shareholder, human rights, convention, omission, vague, indefinite, supplier, workplace, child labor, monitoring, personnel, collective bargaining, proponent, concurred, commit, annual meeting, proxy, misleading, wage, proxy statement, living wage, stockholder, global, forced labor, circumvent, telephone, inform, omit, potentially misleading, board of directors

**[*1]** H.J. Heinz Company

**TOTAL NUMBER OF LETTERS:** 2

**SEC-REPLY-1:**
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 25, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: H.J. Heinz Company
Incoming letter dated May 11, 2001

The proposal relates to H.J. Heinz committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that H.J. Heinz may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if H.J. Heinz omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which H.J. Heinz relies.

Sincerely,

Jonathan Ingram
Special Counsel

**INQUIRY-1:**

SKADDEN, ARPS, SLATE, HEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
(212) 735-3780
DIRECT FAX
(917) 777-3780
EMAIL ADDRESS
AMYERS@SKADDEN.COM

May 11, 2001

Rules 14a-8(i)(3)
and 14a-8(i)(7)

Office of **[*2]** the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: H.J. Heinz Company, Commission File No. 1-3385 Omission Pursuant to Rule 14a-8 of a Shareholder Proposal Submitted by the New York City Police Department Pension Fund and the Connecticut Retirement Plans and Trust Fund

Ladies and Gentlemen:

I am writing on behalf of H.J. Heinz Company, a Pennsylvania corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the New York City Police Department Pension Fund and co-sponsored by the Connecticut Retirement Plans and Trust Fund (the "Proponents") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 annual meeting of shareholders. **[*3]**

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponents' letters transmitting the Proposal (the "Proposal Letters"). A copy of this letter is also being sent to the Proponents as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal consists of seven "Whereas" clauses relating to global workers' rights and a program of independent monitoring standards established by the Council on Economic Priorities known as the 5A8000 Social Accountability Standards ("5A8000"), followed by a paragraph stating:

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Proposal is attached hereto as Exhibit A. SA8000 is attached hereto as Exhibit B.

II. Summary

This letter is to inform you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials. The Company believes that the Proposal may properly **[*4]** be omitted because (a) pursuant to Rule 14a8(i)(3), the Proposal violates the Commission's proxy rules; and (b) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3)
Because It Violates the Commission's Proxy Rules

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy statement where "the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal may properly be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it violates Rule 14a-9, Rule 14a-8(i)(6) and Rule 14a-8(d). The Proposal violates Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. Moreover, due to its vague and indefinite nature, the Proposal violates Rule 14a-8(i)(6), which requires that in implementing a proposal, a company must be able to determine with "reasonable certainty" what actions or measures the proposal requires. Finally, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates **[*5]** Rule 14a-8(d).

A. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Is Vague, Indefinite and Misleading, and thus in Violation of Rule 14a-9

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." A proposal is sufficiently vague, indefinite and misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); and Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a Proposal's **[*6]** references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal).

In recent months, the Staff has taken an unambiguous position on the omission of shareholder proposals seeking a company's full implementation of SA8000. In four no-action letters issued during March 2001, the Staff, pursuant to Rule 14a-8(i)(3), concurred in the omission of shareholder proposals submitted by one or both of the Proponents ***identical*** to the Proposal due to their. vague, indefinite and, therefore, potentially misleading, nature. See TJX Companies (March 14, 2001); Kohl's Corporation (March 13, 2001); Revlon. Inc. (March 13, 2001); and McDonald's Corporation (March 13, 2001).

As was the case with respect to TJX Companies, Kohl's Corporation, Revlon. Inc. and MacDonald's Corporation, the Proposal's failure to clearly set forth what 5A8000 requires of the Company contributes to the vague, indefinite and misleading nature of the Proposal on several levels.

For example, the Proposal **[*7]** requests that the Company's board of directors commit the Company to the "full implementation" of 5A8000, which the Proposal incorporates by reference, but does not fairly summarize. Indeed, the Proposal sets forth only five broad principles relating to child labor, forced labor, trade unions and collective bargaining and discrimination, n1 citing eight ILO conventions that the Proponent deems to be of particular significance to these principles. However, as written, in order to "fully implement" SA8000, the Proposal requires the Company to adopt not only *all* of SA8000, but also all of the ILO conventions, which number 180, date from 1919 to the present and cover such divergent topics as the "seafarers Hours of Work and Manning a Ship Convention" and the ILO's "Pakistan Soccer Ball Project" aimed at curtailing labor abuses in the manufacturing of soccer balls.

n1 The five social accountability standards referred to in the Proposal may be categorized under four of the nine headings in Section IV of SA8000: Child Labor (subsection 1), Forced Labor (subsection 2), Freedom of Association and Right to Collective Bargaining (subsection 4), and Discrimination (subsection 5). **[*8]**

Moreover, each individual convention contains numerous articles that the company would be required to follow. Indeed, each "single" convention is four to ten pages in length and contains up to 33 separate articles. The articles and pages in all 180 plus conventions are too numerous to count. Certainly, a mere reference to an ILO convention title or number does not pass muster under even the most expansive view of minimally adequate disclosure and is no substitute for the full, fair and accurate summary to which shareholders are entitled prior to being asked for their proxies.

In addition to the five broad principles outlined in the Proposal, SA8000 contains five additional broadly based sets of social accountability requireitients-relating to health and safety, disciplinary practices, working hours, compensation and management systems-which are-nowhere referred to in the Proposal. n2 Because the subject matter of these five additional human rights standards, as well as a description of the obligations thereunder, is omitted from the Proposal and appears only in the text of SA8000, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule **[*9]** 14a-9. From the text of the Proposal, the Company's shareholders could not possibly know that implementation of the Proposal would, among other things, require that the Company n3:

. appoint additional management representatives to oversee the implementation of health and safety standards, ensure that personnel receive periodic health and safety training, and establish mechanisms to handle threats against personnel health and safety;

. ensure that in complying with laws and standards governing working hours, workers not be required to work, on a regular basis, in excess of 48 hours per week, that overtime work in excess of 12 hours per week, even if compensated on an overtime wage basis, not be required other than in exceptional circumstances, and that workers receive at least one day off for every seven day period;

. ensure that personnel wages meet not only industry or legal minimum standards but that they are also sufficient to accommodate workers' basic personal needs and provide for discretionary income; and

. ensure that management adopts policies for social accountability, and with respect to these policies (i) engages in periodic reviews, (ii) appoints representatives **[*10]** to monitor adherence, (iii) formulates imple-mentation and planning strategies, (iv) establishes procedures for evaluating supplier and subcontractor compliance with these standards, (v) addresses personnel concerns regarding compliance, (vi) provides parties with information regarding company compliance including, where necessary, contact information for verification, and (vii) maintains records demonstrating compliance.

n2 See Section IV of SA8000: Health and Safety (subsection 3), Disciplinary Practices (subsection 6), Working Hours (subsection 7), Compensation (subsection 8), and Management Systems (subsection 9).

n3 Moreover, neither the text or the Proposal nor SA8000 provides any estimate as to the potential costs to the Company associated with complying with-the following requirements.

Moreover, even if the Proponent intended to incorporate only the five broadly framed human rights principles and the eight ILO conventions which specifically are referenced in the sixth "Whereas" clause, the Proposal fails to adequately summarize the obligations which would be imposed on the Company by those very principles and conventions. With respect to the human rights standards **[*11]** that are referred to in the Proposal, SA8000 requires, although the Company's shareholders cannot possibly know, that the Company must:

. establish, document, maintain and effectively communicate policies and procedures for promoting child education, including means to ensure that children are not employed during school hours;

. establish, document, maintain and effectively communicate policies and procedures for remediation of child labor including providing adequate support to enable children to attend and remain in school n4;

. ensure that personnel are not required to lodge deposits or identity papers upon commencing employment; and

. facilitate means of independent and free association for personnel in those situations where the right to freedom of association and collective bargaining are restricted by law. n5

n4 Nowhere in SA8000 or the proposal is there any indication of what that support might consist of or what its cost might be.

n5 It would not appear that the Company would have the power to provide means of free association when such means are restricted by law. This may, in itself, render the Proposal excludable pursuant to Rule 14a-8(i)(6).

The fact **[*12]** is that the Proposal calls for the "full implementation" of all of SA8000 and the ILO conventions, each of which are merely incorporated by reference into the Proposal and are not clearly and fully summarized in a manner that would permit the shareholders to reasonably understand the obligations that they would be placing on the Company were they to vote to adopt the Proposal. In that regard, the Staffs current no-action position of concurring in the omission of identical shareholder proposals directly supports the exclusion of the Proposal pursuant to Rule 14a-8(i)(3). Clearly, in light of the substance of the Proposal and relevant Staff precedent, the Proposal is so incomplete as to be vague, indefinite and, therefore, potentially misleading within the scope of Rule 14a-9 and therefore subject to exclusion under Rule 14a-8(i)(3).

B. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Violates Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is vague, and as a result, the company "would lack the power or authority to implement" the proposal. See Int'l Business Machines Corp. (January **[*13]** 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

If the Proposal were adopted, the vagueness of SA8000 would confuse and mislead the Company and its shareholders as to the nature and extent of the human rights obligations imposed on the Company. For example, Section II requires the Company to comply with national and other applicable law and other requirements to which the Company subscribes, and also that the Company respect the principles of a myriad of ILO conventions. In the case of overlapping standards, the most "stringent" applies. In order to comply with this mandate, the Company would be required to become familiar with the intricacies of each ILO convention, and would also continue to be obligated to comply with a multiplicity of foreign laws and regulations. Moreover, it is not apparent how the word "stringent" should be interpreted, leaving the Company to guess as to which requirement **[*14]** to follow. Finally, neither the Proposal nor SA8000 provides any guidance to the Company as to how to reconcile the inevitable conflicts between the ILO conventions and foreign and local laws and regulations. n6

n6 In addition, Section IV of SA8000, Freedom of Association and Right to Collective Bargaining (subsection 4.2), requires that in those instances where the right to freedom of association and collective bargaining are restricted under law, a company "facilitate parallel means of independent and free association and bargaining for all such personnel." A company attempting to comply with SA8000 can only guess what "parallel means of independent and free association and bargaining" might be or how it might provide them without itself running a substantial risk of being found guilty of circumventing, and, accordingly, violating, local law.

In addition, the term "respect," with regard to the Proposal's request that the Company "respect" the ILO conventions, is vague, indefinite and misleading. It is unclear whether respecting the principles of each convention would require affirmative action on the part of the Company or rather simply require that the Company not take actions **[*15]** adverse to their principles. To the extent that "respect" requires affirmative action, the Proposal fails to address either the extent of such required action or the degree to which such action would interfere with the Company's operations as presently conducted.

Due to these uncertainties, the Company would lack the power or authority to implement the Proposal under Rule 14a-8(i)(6), making it subject to exclusion under Rule 14a-8(i)(3).

C. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Purports to Circumvent Rule 14a-8(d)

Rule 14a-8(d) provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and its supporting statement, in the aggregate, exceed 500 words. The Proponent seeks to circumvent Rule 14a-8(d) by requesting that shareholders require the Company to commit itself to a set of global human rights standards as set forth in SA8000 but omitting the actual text of SA8000, an eight page single-spaced document. SA8000 alone constitutes 2,458 words. We have not attempted to count the number of words in the ILO conventions that the Proposal and SA8000 itself in turn incorporate by reference.

As stated above, a shareholder **[*16]** cannot fully comprehend the Company's obligations under the Proposal without reading SA8000 and, therefor, the text of SA8000 constitutes the most integral aspect of the Proposal. Accordingly, for purposes of Rule 14a-8(d)'s word limitation, the text of SA8000 should be deemed to be incorporated into the Proposal *in haec verba*. On this basis, the Proposal's length grows to over 2,700 words-more than five times that permitted by Rule 14a-8(d). As a result, the Proposal as it presently stands, mandating incorporation by reference to SA8000, violates Rule 14a-8(d) and should be excluded under Rule 14a-8(i)(3).

In a similar context, the Staff has stated that the incorporation of web site content into shareholder proposals may violate the proxy rules, including Rule 14a-8(d)'s 500-word limitation. See Templeton Dragon Fund (June 15, 1998) - ("reference to Proponent's Internet site in the supporting statement potentially may violate the proxy process requirements."); see also The Boeing Company (February 23, 1999) (reference to a third-party web site excluded as false or misleading);. Emerging Germany Fund (December 22, 1998). Similarly, the Proponents seek to incorporate external sources **[*17]** into the Proposal and thereby circumvents the 500-word limit of the proxy rules.

We are aware that the Staff did not permit Eastman Kodak Company to exclude proposals requiring Kodak to endorse the environmental standards known as the Ceres Principles on the grounds that the proposals and the principles together exceed 500 words. See Eastman Kodak Co. (January 7, 1993). We believe that the Proposal is distinguishable from the one submitted to Kodak. First, Kodak was only asked to endorse the Ceres Principles, not implement them. Further, the Ceres Principles are contained in a single document which is easily summarized in a one page list, whereas SA8000 and the ILO conventions impose hundreds of requirements contained in multiple sources.

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary Business Operations

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company s ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a-8, the Staff acknowledged **[*18]** that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees." Although the Staff reversed its position in Cracker Barrel Old Country Stores. Inc. (October 13, 1992) regarding the automatic exclusion of employment-related shareholder proposals raising social policy issues, the 1998 Release specifically noted that "reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations." Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no bright-line test to determine when employment-related **[*19]** shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion" but noted that the Staff "will make reasoned distinctions" relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation of a set of global human rights standards by reference to SA8000. While several of the principles addressed in SA8000 and the Proposal's summary of SA8000 deal - with significant policy concerns, these principles are combined with other principles, both in the Proposal and in the text of SA8000, which directly relate to the Company's ordinary business operations.

For example, the requirement that the Company commit itself to "respect the right of all personnel to form and join trade unions of their choice and hargain collectively" deals directly with the Company's ordinary business operations, because it is linked to the Company's ordinary business policies relating to the relationship between management and labor. In recent years, the Staff has concluded that determinations involving collective **[*20]** bargaining units, as well as the negotiations between companies and unions regarding wages, hours and working conditions are ordinary business issues within the scope of Rule 14a-8(i)(7). See Modine Manufacturing Co. (May 6, 1998) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with the company's policies regarding trade unions and collective bargaining related to ordinary business operations).

In addition, the human rights standard embodied in SA8000 (but not spelled out in the Proposal), which requires the Company to "ensure that wages paid for a standard working week shall meet at least legal or industry minimum standards and shall always be sufficient to meet the basic needs of personnel and to provide some discretionary income" relates clearly to the Company's ordinary business operations. On a consistent basis, the Staff has determined that an employer's policies with respect to wage adjustments and the so-called "living wage" relate to ordinary business operations, and that such shareholder proposals may be properly excluded pursuant to Rule 14a-8(i)(7) See Wal-Mart Stores. Inc. (March 15, **[*21]** 1999) - (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with "sustainable living wage" issues infringed upon the company's ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff reached the same conclusion as in Wal-Mart Stores. Inc. with respect to a similar shareholder proposal). The fact that the Proposal does not use the term "living wage" does not change the fact that the Proposal, through SA8000 and the ILO Conventions which relate directly to employment policies and employee wages, conveys the same "living wage" concept.

Finally, SA8000's mandate regarding working hours (but, once again, not spelled out in the Proposal), that the Company "shall comply with applicable laws and industry standards on working hours" and that "in any event, personnel should not, on a regular basis, be required to work in excess of 48 hours per week and shall be provided with at least one day off for every seven day period" also relates to the Company's ordinary business operations. On several occasions, the Staff has determined that an employer's **[*22]** policy with respect to employee hours relates to the Company's ordinary business operations, and that shareholder proposals relating to such issues may be excluded pursuant to Rule 14a-8(i)(7). See Intel (March 18, 1999) (the Staff concurred in exclusion of a shareholder proposal requesting adoption of an Employee Bill of Rights that would dictate such ordinary business operational matters as employee work hours); see also Toys 'R' Us (March 18, 1998) (the Staff concurred in omission of a shareholder proposal under Rule 14a8(i)(7) because the proposal, in focusing upon such issues as working conditions, wages and working hours for employees of company suppliers, dealt primarily with ordinary employment-related matters).

Through the principles briefly addressed in the Proposal and delineated at length in SA8000, the Proposal addresses a broad spectrum of issues: child labor; forced labor; health and safety; freedom of association and right to collective bargaining; discrimination; disciplinary practices; working hours; compensation; and management systems. Taking the separate enumerated standards of the Proposal and 5A8000 as a single proposal, as required under the single **[*23]** proposal limitation of Rule 14a-8(c), the scope of these principles demonstrates that the Proposal on the whole relates to the Company's ordinary business operations. Therefore, because the Proposal, through its incorporation by reference of SA8 000, encompasses nearly every aspect of the Company's business, the Proposal invokes the Company's ordinary business operations and should be excluded under Rule 14a-8(i)(7).

On a consistent basis, the Staff has not permitted revisions under Rule 14a-8(i)(7). In light of this practice, the Proposal's inclusion of both human rights issues and ordinary business matters does not preclude its omission from the Company's 2001 Proxy Material under Rule 14a-8(i)(7). In recent years, the Staff has noted that a proponent in submitting a shareholder proposal with an enumerated list of human rights standards to which a company must adhere may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with significant policy issues. See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in omission of a shareholder proposal which requested the company to report on actions taken to ensure that its suppliers **[*24]** do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff concurred in omission as to both under Rule 14a-8(i)(7) with regard to similar proposals where one aspect of the proposals required the companies to implement policies regarding a gustainable living wage, an ordinary business operation within the scope of Rule 14a8(i)(7)); Chrysler Corp. (February 18, 1998) (the Staff permitted exclusion of a proposal which required the company to review and report to shareholders on its international codes and standards with respect to six principles, where one principle, a report on categories such as child care, training programs for workers, upgrading management and mechanical skills of employees, related to the company's ordinary business). While the Proposal addresses human rights and social policy issues such as child labor and forced labor, which fall outside of the scope of the Company's ordinary business activity, specific aspects of the Proposal, such as standards regarding **[*25]** wages, working hours and the right to form trade unions and engage in collective bargaining, relate to the Company's ordinary day-to-day business operations. Therefore, the entire Proposal may be excluded pursuant to Rule 14a-8(i)(7).

The Proposal is distinguishable from the proposal addressed in Microsoft (September 14, 2000) as well as Oracle Corporation (August 15, 2000), where the Staff in each instance refused to concur in the omission of a proposal under Rule 14a-8(i)(7). In each of Microsoft and Oracle, the proposal requested that the company implement a list of human rights principles, known as the China Principles, designed to address issues specifically relating to worker human rights in that one country. The Proposal, on the other hand, purports to micro manage the Company's operations worldwide without regard to the appropriateness of any given convention in any particular locality. Moreover, in each of Microsoft and Oracle, the company was asked to comply with a narrowly drafted set of eleven principles. The Proposal, as previously noted, incorporates all 2,458 words of 5A8000, which in turn incorporates 13 ILO conventions. n7

n7 To the extent, however, that the Staff believes that the proposals at issue in Microsoft and Oracle are not distinguishable from the Proposal, we believe that the failure of the Staff to take the no-action positions requested therein was inconsistent with prior positions of the Staff as set forth in the line of no action letters cited above and that the denial by the Staff of the relief requested by those registrants was inappropriate. If necessary in order for the Staff to concur with our view that the Proposal is excludable pursuant to Rule 14a(i)(7), we respectfully request that the Staff reconsider the positions taken by it in Microsoft and Oracle. **[*26]**

For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, 10036 (telephone: 212-735-3780; email: amyers@skadden.com), with a copy to Laura Stein, Senior Vice President and General Counsel, H.J. Heinz Company, P.O. Box 57, Pittsburgh, Pennsylvania 15230-0057 (telephone: 412-456-5711; email: laura.stein@hjheinz.com). In my absence, you may also contact Ms. Stein directly.

Thank you for your consideration.

Very truly yours,

Alan C. Myers

ATTACHMENT 1

H.J. HEINZ CORPORATION/

GLOBAL HUMAN RIGHTS STANDARDS

Whereas, H.J. Heinz Corporation currently has extensive overseas operations, and

Whereas, reports of human rigbts abuses in the overseas subsidiaries and **[*27]** suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact 6n shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human fights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and **[*28]** shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall beno use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

ATTACHMENT 2

COMPTROLLER OF THE CITY OF NEW YORK

1 CENTRE STREET

NEW YORK, NY 10007-2341

(212) 669-3500
**[*29]**

January 18, 2000

Ms. Karyll Davis
Secretary
H.J. Heinz Company
600 Grant Street
Pittsburgh, PA 15219

Dear Ms. Davis:

As Comptroller of New York City, I am the trustee of the New York City Police Department Pension Fund, (the "fund"). The fund's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

In November of last year, on behalf of our pension funds, I wrote to the Chairman and CEO of your company urging the adoption and implementation of the Social Accountability 8000 (SA 8000), a uniform, verifiable, international standard for workers rights which is based on the Conventions of the International Labor Organization (110), the United Nations Convention on the Rights of the Child, and the Universal Declaration of Human Rights. Adoption of SA 8000 would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Enclosed is a copy **[*30]** of the original letter, which was submitted to you in December, 2000, certifying the fund's ownership of the company's common stock. The fund intends to continue to hold at least $ 2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide toendorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at 212-669-2651, if you have any further questions on this matter.

Sincerely,

Alan G. Hevesi

ATTACHMENT 3

State of Connecticut

Office of the Treasurer

55 ELM STREET
HARTFORD, CONNECTICUT 06106-1773
TELEPHONE: (860) 702-3000

January 12, 2001

Ms. Karyll Davis
Secretary
H.J. Heinz Company
600 Grant Street
Pittsburgh; PA 15219

Dear Ms. Davis:

The attached documentation is to inform you that the Connecticut Retirement Plans and Trust Fund ("CRPTF") is co-sponsoring the New York City Pension Funds' resolution on Social Accountability 8000 ("SA 8000").

As the principal fiduciary of the CRPTF under Connecticut law, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your **[*31]** company for the last year. Furthermore, as of January 12, 2001, the CRPTF held 246,300 shares of H.J. Heinz Company common stock. The CRPTF will continue to own H.J. Heinz Company shares through the annual meeting date. For your information, I have attached a verification letter from State Street Bank, which serves as the custodian bank of the CRPTF and a copy of New York City Pension Funds' resolution.

Please do not hesitate to contact Meredith Miller, Assistant Treasurer of Policy at (860) 702-3294, if you have any questions or comments concerning this resolution.

Sincerely,

Denise L. Nappier

ATTACHMENT 4

State of Connecticut

Office of the Treasurer

55 ELM STREET
HARTFORD, CONNECTICUT 06106-1773
TELEPHONE: (860) 702-3000

January 12, 2001

Ms. Karyll Davis
Secretary
H.J. Heinz Company
600 Grant Street
Pittsburgh, PA 15219

Dear Ms. Davis:

As Treasurer of the State of Connecticut and principal fiduciary of the $ 22 billion Connecticut Retirement Plans and Trust Funds ("CRPTF"), I write to you concerning important corporate governance issues related to H. J. Heinz Company that have implications for CRPTF's interests as a shareholder.

I understand that New York City's Pension Funds has submitted for consideration, at your - company's **[*32]** 2001 annual meeting; a resolution proposing the adoption by your shareholders of humane, safe, fair and auditable workplace standards in your facilities throughout the world. Those standards are described in detail in a document entitled Social Accountability 8000 (SA 8000) and arise from the Conventions of the International Labor Organizations (ILO), the United Nations Convention on the Righis of the Child, and the Universal Declaration of Human Rights. They address workplace conditions, including child labor, freedom of association, and workplace safety.

This letter isto inform you of the CRPTF's intention to co-sponsor that resolution.

I strongly believe that a company's corporate governance policies, such as the implementation of global standards for human rights in the workplace, can directly effect its longterm performance. The CRPTF's proxy voting policies explicitly support shareholder proposals that create good corporate citizens while enhancing long-term shareholder value. Specifically, the CRPTF policies support the adoption of global codes of conduct by a company and its suppliers that ensure basic protections for workers.

SA 8000 seeks to encourage productivity by improving **[*33]** and maintaining working conditions. By adopting SA 8000; your company is asking to have its workplace standards compliance assessed by an independent organization accredited by the Council on Economic Priorities Accreditation Agency. The evidence of compliancewith SA 8000 provided by the assessment therefore should enhance the long-term performance of H. J. Heinz securities by increasing consumer and investor confidence that your company and its suppliers are not associated with human rights violations in the workplace.

I urge H.J. Heinz Company to adopt and implement SA 8000. In accordance with SEC Rule 14a-8(a)(1), I have attached a copy of our beneficial ownership of H.J. Heinz Company stock. It is our intention to maintain ownership of these securities through the date on which the annual meeting of H.J. Heinz Company is held.

If you have questions regarding this matter, please feel free to contact Meredith Miller, Assistant Treasurer of Policy, at (860) 702-3294.

Sincerely,

Denise L. Nappier

ATTACHMENT 5

January 10, 2001

H.J. HEINZ CORPORATION /

GLOBAL HUMAN RIGHTS STANDARDS

Shareholder Resolution co-sponsored by the Connecticut Retirement Plans & Trust Funds

Whereas, H.J. Heinz Corporation currently **[*34]** has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S. based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA 8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. **[*35]** (ILO Cdnventions 87 and 98)

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3) There shall be o discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

5) There shall be no use of child labor. (ILO Convention 1389), and

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained.

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance **[*36]** with these standards.

January 10, 2001

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **SEC No-Action, Exemptive, and Interpretative Letters**
Terms: **cite(2001 sec no-act.lexis 587)** (Edit Search)
View: Full
Date/Time: Monday, December 31, 2001 - 10:07 AM EST

*2001 SEC No-Act. LEXIS 124*

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-8(i)(5), 14a-8(i)(7), 14a-8(i)(10)

January 22, 2001

**[*1]** PPG Industries, Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, 2001

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: PPG Industries, Inc.
Incoming letter dated December 15, 2000

The proposal urges the board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal.

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule **[*2]** 14a-8(i)(7).

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs
Attorney-Advisor

INQUIRY-1:

CORNISH F. HITCHCOCK

ATTORNEY AT LAW

1100 17TH STREET, N.W., 10TH FLOOR

WASHINGTON, D.C. 20036-4601

(202) 974-5111 . FAX: 331-9680

E-MAIL: CONH@TRANSACT.ORG

8 January 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Jonathan Ingram, Esq.

Re: Shareholder proposal from Amalgamated Bank of New York LongView Collective Investment Fund to PPG Industries, Inc.

Dear Mr. Ingram:

I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letter from counsel for PPG Industries, Inc. ("PPG" or the "Company") dated 15 December 2000, in which PPG advises that it plans to omit the Fund's shareholder resolution from the Company's 2001 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to **[*3]** deny the relief PPG seeks.

The Fund's Resolution

The Fund's resolution states:

The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:

1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).

2. Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

3. There shall be no discrimination or intimidation in employment. PPG shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other

distinguishing characteristics (ILO Conventions 100 and 111).

4. Employment shall be freely chosen. There shall be no use of forced (including bonded or voluntary) prison labor (ILO Conventions 29 and 105).

5. There shall be no use of child labor (ILO Convention 138).

The supporting statement notes that PPG is a global corporation, **[*4]** and its international operations and sourcing arrangements can expose the company to a variety of risks, and that the resolution is designed, therefore, to manage the risk of PPG becoming a party to serious human rights violations in the workplace. The supporting statement notes as well that PPG operates plants or owns an equity interest in operations in China, where, according to the U.S. State Department, Amnesty International and Human Rights Watch, human rights are not adequately protected by law and/or public policy. The supporting statement adds that PPG's success depends on consumer and governmental good will and the PPG brand and reputation would benefit from adopting and enforcing a code of conduct based on ILO convention that seek to assure that PPG is not associated with human rights violations in the workplace.

The Company's Opposition and the Fund's Response.

PPG has urged the Division to grant "no-action" relief under four provisions of SEC Rule 14a-8(i): Rule 14a-8(i)(10), which applies to proposals that have already been "substantially implemented; Rule 14a-8(i)(7), which applies to matters pertaining to the "ordinary business" of a company; and Rule 14a-8(i)(5), **[*5]** involving matters not significantly related to the company's business; and Rule 14a-8(i)(3), which deals with false or misleading statements.

We address each objection in turn below. Before doing so, however, we offer the general observation that the Division has refused to grant no-action relief to companies objecting to similar resolutions urging the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. *Microsoft Corp.* (14 September 2000); *Warnaco Group, Inc.* (14 March 2000); *Oracle Corp.* (15 August 2000); *3Com Corp.* (15 August 2000). In those letters the Division cumulatively rejected each of the exclusions upon which PPG relies here, and we believe that the similarities between the Fund's resolution and the cited proposals warrant the denial of no-action relief here, particularly as PPG bears the burden under Rule 14a-8(g) of proving that one or more of the exclusions applies.

Rule 14a-8(i)(10): Substantially implemented.

PPG argues that the Fund's resolution has been substantially implemented because the Company has adopted various policies or is subject to certain laws that **[*6]** address concerns raised in the proposal. These include:

-- PPG's EEO policy, which is said to address the points in paragraph 3 of the resolution;

-- the National Labor Relations Act, which protects the rights of workers to unionize and collectively bargain in the United States;

-- PPG's Global Code of Ethics, which the Company states (a) requires compliance with local law, as a minimum standard, and (b) is monitored by the Company to assure compliance by its employees.

-- U.S. ratification of ILO Convention 105 regarding forced labor.

We have reviewed PPG's Global Code of Ethics in particular, which endorses and adopts certain worthy principles, yet this document, even when read in conjunction with the other authorities PPG cites, does not demonstrate that PPG has substantially implemented the Fund's proposal.

To be sure, the Global Code of Ethics contains scattered references to some of the specifics covered in the Fund's resolution, but some points are not specifically addressed at all. There is, for example, no reference to the Fund's first two points, involving the right to form and join trade unions, or the right of worker representatives to carry out their functions, and PPG's [*7] citation to the National Labor Relations Act is unavailing as it does not cover PPG workers overseas.

Nor does PPG's Code contain an explicit reference to the fourth and fifth points involving forced (including bonded or voluntary) prison labor, as well as child labor. The Code does contain a general statement that PPG "regard[s] observing local law to be the minimum acceptable level of conduct," and PPG's "own standards frequently oblige us to go beyond the legal minimum of a locality and to conduct our affairs according to the higher standard." This falls far short of the specificity on the cited topics that the Fund's resolution seeks.

The Global Code of Ethics does state, as the Company asserts, that PPG "fully support[s] regulations barring employment discrimination and enhancing employment equity in all countries in which we operate." If anything, the Code's specificity on this point underscores the inadequacy of the Code's treatment of the other points noted by the Fund in the preceding paragraphs.

More generally, the Company's response misses the heart of the Fund's resolution, which is to generate the production of a single document that explicitly and in one place commits [*8] the Company to the enumerated principles. The resolution is thus similar to other proposals that the Division has viewed as appropriate for shareholder action, such as the Sullivan Principles, CERES Principles and McBride Principles, which the Division viewed as a proper subject regardless of whether a company has an existing code of conduct in place.

We note too that the Division denied relief on (i)(10) grounds less than six months ago in *Oracle Corp., supra*, where Oracle argued against a proposal to adopt a similar set of human rights principles on the ground that Oracle already had in place its own code and a separate employee handbook, which (along with laws to which Oracle was subject) were said to "sufficiently address the concerns of the Principles." (Inquiry Letter 1, par. 2). There, as here, the proponent cited specific elements of the resolution that were not addressed in the company's documentation, and the Division denied no-action relief. We ask the Division to follow the same approach here.

Rule 14a-8(i)(7): Ordinary business.

PPG next invokes the "ordinary business" exclusion under which a company may omit resolutions dealing with issues that "are mundane [*9] in nature and do not involve *any* substantial policy or other considerations." Release No. 34-12999, *41 Fed. Reg. 52994, 52998 (3 December 1976)* (emphasis added). The issues presented by the Fund's resolution are hardly devoid of policy significance.

With an exception discussed below, the Division has issued various letters over the years recognizing human rights issues as not subject to the "ordinary business" exclusion, witness the numerous resolutions involving the Sullivan Principles, McBride Principles, CERES Principles and the like. As the Fund's resolution makes clear, PPG has extensive international operations, and it does business in some countries where issues of human rights violations periodically occur.

Of note are PPG's operations in China where, according to the Company's 2000 Form 10-K, PPG operates two chemical plants and owns unspecified equity interests in other operations in that country. n1 China is a nation where human and labor rights issues have been the subject of frequent attention in the news media, before the United Nations, the World Trade Organization, and other governmental bodies. Indeed, the issue of human rights in China [*10] played a prominent role in last year's congressional debate over permanent normalized trade relations with the United States. Businesses choosing to operate in China thus face special risks, and the Fund's resolution seeks to anticipate those risks. At a minimum, and in light of this well-known public debate, PPG cannot persuasively argue that human rights issues in a key country where it operates is an issue that is utterly devoid of "any substantial" policy component.

n1 PPGs letter advises (at 5) that in 1999 and 2000 the Company divested itself of its interests in two float glass plants in China. The nature of its remaining interests in Chinese businesses (apart from the two PPG-owned plants) is not made clear in the letter.

We note that the Division rejected arguments similar to those PPG makes here in the recent *Oracle* and *Microsoft* rulings, where the resolution in question asked those companies to endorse a set of principles similar to those advanced by the Fund here that would go beyond the company's current code of ethics. In both those situations, the Division rejected no-action relief on "ordinary business" grounds. The fact that these resolutions were specific [*11] to China does not affect the calculus. In *Warnaco Group, Inc.* (14 March 2000), the proponent made arguments similar to those the Fund is advancing here in support of a resolution seeking a report on Warnaco's monitoring and compliance with its vendor standards, and that policy affected Warnaco's overseas operations generally, not just in China. That resolution raises the same sort of issues that the Fund's proposal raises here, and the Division denied no-action relief to Warnaco.

PPG relies on what has become a limited exception in this area by citing a series of 1999 letters in which a sourcing-related proposal was omitted by several companies because the proposal requested a report on six issues involving the practices of the company's overseas vendors, one of which involved the issue of whether these overseas vendors paid their employees a "living wage." The proposal was omitted because of the offending paragraph, the Division explaining that while "the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [the "living wage" paragraph] relates to ordinary business operations." *K mart* **[*12]** *Corp.* (12 March 1999); accord *Wal-Mart Stores, Inc.* (15 March 1999); *Warnaco Group, Inc.* (12 March 1999).

The Fund's proposal does not, of course, involve "living wage" issues, and the 1999 letters just cited thus do not support PPG's request for no-action relief. Nor can the two 1993 letters that PPG also cites, *United Technologies Corp.* (19 February 1993); *Unisys Corp.* (19 February 1993), both of which were issued when the Commission was following the so-called *Cracker Barrel* doctrine, under which resolutions involving labor relations were *per se* excluded under the "ordinary business" exclusion. The Commission's 1998 amendments to Rule 14a-8 overturned that interpretation and substituted the current methodology under which the recent resolutions involving Oracle. Microsoft and Warnaco were recently approved. n2

n2 PPG also tries a "divide and conquer" strategy of focusing on individual items and arguing that each may be excluded. The authorities cited by the Company fail to persuade, however. Thus, PPG argues that the Fund's first two points, dealing with freedom of association, bargaining, and access to workplaces, may be excluded under *Intel Corp.* (8 March 2000) and *Modine Manufacturing* (16 May 1998). *Intel* is not precedent, however, because it involved a resolution that had been withdrawn and upon which therefore the Division did not opine. *Modine* sought the development of a code under which U.S. workers could organize and maintain unions in this country, an issue addressed by the NLRA. By contrast, in at least one country where PPG does business (Malaysia), there are limitations on that right in some sectors, as well as limitations on worker representational activities, both of which are in violation of applicable ILO standards, according to the Department of States 1999 COUNTRY REPORTS ON HUMAN RIGHTS PRACTICES (25 February 2000). There is a world of difference between a resolution dealing with a right that exists under U.S. law and a right that is not yet secured under international standards such as the ILO Conventions. **[*13]**

In short, PPG has failed to carry its burden of justifying the exclusion of the Fund's proposal under this provision of the Rule.

Rule 14a-8(i)(5): *De minimis* and "not significantly related" activities.

PPG next cites the exclusion that allows the omission of proposals relating to operations that account for less than five percent of total assets, net earnings and gross sales in the most recent fiscal year "and is not otherwise significantly related to the company's business." PPG argues that its China operations account for under one percent of assets, earnings and gross sales and are therefore not "significantly related" to its business. This argument does not persuade for several reasons.

PPG does business in many countries around the world, and while China is perhaps the most prominent focus of concern, we noted earlier (at note 2) that PPG also does business in Malaysia, where the State Department's annual human rights report indicates that local law does not come up to the ILO standards mentioned in the Fund's resolution.

In any event, even if one were to confine the analysis to specific countries that did not account for five percent of PPG's operations, either individually

[*14] or collectively, the (i)(5) exclusion would not be applicable. In adopting this exclusion in 1976, the Commission stated that this exclusion is not to be applied mechanically or with reference solely to an economic standard, given that "there are many instances in which the matter involved in a proposal is significant to an issuer's business, even though such significance is not apparent from an economic standpoint," with the ratification of auditors and "ethical issues such as political contributions" cited by the Commission as two permissible topics. Release No. 34-12999, *41 Fed. Reg. 52997* (col. 2) (3 December 1976).

For some of the reasons discussed in the (i)(7) discussion, the same analysis controls here. As the supporting statement to the Fund's resolution indicates, reports that a company is involved with human rights abuses overseas have a damaging effect on corporate reputation and the corporate brand, which is the reason why the Fund believes that endorsement of ILO principles is an important means of preventive medicine. Revelations in the news media about overseas labor abuses can be at least as damaging as reports about unlawful or dubious **[*15]** political contributions, irrespective of the size of a company's overseas operation.

Despite the Commission's statements that the analysis here is qualitative, not purely quantitative, PPG advances only a quantitative argument. PPG acknowledges, as it must, the Division's recent *3Com* and *Oracle* letters, which rejected an (i)(5) defense even though China accounted for no more than two percent of operations, assets or sales at either company. n3 PPG argues (at 5) that these letters reached that conclusion because, notwithstanding the current low level of activity in China, those companies were "rapid growth technology companies," and the Division "correctly" concluded that their current level of operations "did not adequately take into account their potential expansion and growth in a developing market."

n3 PPC also cites the recent *Microsoft* letter, but no (i)(5) defense was raised in that case.

There are several problems with this approach. We note that the Division offered no specific reasons for its conclusion and certainly did not say what PPG attributes to it. To be sure, there are references in the proponent's opposition letters in both the *Oracle* and **[*16]** *3Com* exchanges to China's "market potential" and the prospect that those two companies will be "continuously growing," but the Division did not expressly adopt that reasoning. Moreover, the fact that these proposals dealt with issues that were significant to those companies regardless of asset, sales or earnings size is an adequate ground for denying no-action relief irrespective of potential growth.

Thus, an analytical approach that focused solely on potential sales or earnings would be at odds with Commission's stated intention that the (i)(5) exclusion not focus solely on quantitative concerns. The Commission's example of corporate political payoffs demonstrates a concern that activities with small monetary significance for a company today may turn out to have huge significance tomorrow, depending on the subject matter. In like fashion, reports of overseas human rights violations can be an Achilles heel for a corporation, regardless of how small the operation may be in a given country. The (i)(5) exclusion therefore has no application here.

Rule 14a-8(i)(3): False and misleading statements.

PPG finally raises two objections that amount to little more than pulling words [*17] out of context and claiming that the entire proposal is tainted as a result.

First, the Company objects to language asking PPG to adopt a code of conduct "based on" the ILO Conventions dealing with workplace human rights. This is said to be so "vague and indefinite" that shareholders will not know what they are voting on. PPG notes (at 6) that there are 180 separate conventions dealing with issues such as seafarers' hors of work and a "Pakistan soccer ball project," and the "majority of the ILO Conventions bear little or no relevance to the business operations of PPG."

The short answer is that the resolution was phrased as it is for the reason PPG cites. Had the resolution been written to require adoption of a code incorporating each and every 110 Convention, PPG would doubtless have objected to that formulation as well. The Fund's "based on" formulation, followed by the enumeration of five specific areas, accompanied by citation to specific ILO convention numbers, and then rounded out with a supporting statement identifying the areas of concern -- all these provide adequate guidance to the Fund's fellow shareholders, as well as to the PPG board, about what issues the shareholders [*18] are voting. Fairly read, the proposal and supporting statement fairly identify what the Company must do to implement the proposal, and the "based on" language provides flexibility that one would expect a company to embrace, rather than fight.

The second objection (at 6) is that the Fund's resolution overstates the importance of China, and the explicit reference to child, forced or prison labor in the proposal is said to "imply that PPG currently utilizes such forms of labor and thus requires a change in business operations." PPG reads too much into the text. If anything, the supporting statement makes clear that this resolution is aimed at managing risk and preventing problems from occurring in the first place. The second sentence in the supporting statement is to that effect (emphasizing the need to manage the risk of PPG "becoming a party" to serious violations), as is the second sentence in the second paragraph (resolution seeks "to ensure that the Company is not associated with" such violations). The resolution is thus couched in terms of preventive medicine, not implied allegations of wrongdoing. PPG's objections here are overblown and should not be credited.

Conclusion

For [*19] these reasons, the Fund respectfully submits that PPG's request for no-action relief should be denied. We appreciate very much the Division's consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,

Cornish F. Hitchcock

INQUIRY-2:

**PPG**

**PPG Industries, Inc.**

One PPG Place Pittsburgh, Pennsylvania 15272 USA

Direct Dial: (412) 434-2740

Telecopy: (412) 434-2490

December 15, 2000

Division of Corporate Finance
Office of the Chief Executive
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholders Proposal of Amalgamated Bank of New York LongView Collective Investment Fund

Ladies and Gentlemen:

PPG Industries, Inc. (the "Company") has received a letter from the Amalgamated Bank of New York LongView Collective Investment Fund (the "Proponent") containing a proposal (the "Proposal") for inclusion in the Company's 2001 annual meeting proxy material (the "Proxy Material"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company hereby files notice of its intention to omit the Proposal. Six copies of the Proponent's letter containing the Proposal and supporting statement, as well as six copies **[*20]** of this letter, are included herewith.

The Proposal is as follows:

The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:

1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).

2. Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

3. There shall be no discrimination or intimidation in employment. PPG shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (ILO Conventions 100 and 111).

4. Employment shall be freely chosen. There shall be no use of forced (including bonded or voluntary) prison labor (ILO Conventions 29 and 105).

5. There shall be no use of child labor (ILO Convention 138).

By copy of this letter the Company is notifying the Proponent of its intent [*21] to omit the Proposal. The Company believes the Proposal may be omitted for the following reasons:

A. **Rule 14a-8(i)(10). The proposal May Be Excluded Because It Has Already Been Substantially Implemented.**

The Proposal and supporting statement relate to matters that have already been substantially implemented by the Company. First, PPG has adopted a Company-wide Equal Employment Opportunity ("EEO") Policy that completely covers all concerns raised in the principle identified in the Proposal with respect to discrimination in employment. The EBO Policy mandates:

"PPG Industries will give equal consideration to any applicant for employment regardless of race, sex, color, age, creed, religion, sexual orientation, or national origin. The same non-discriminatory consideration will apply in promoting or demoting employees .... Also, PPG Industries has pledged to create and maintain a workplace that is free of harassment due to race, sex, color, age, creed, religion, sexual orientation, national origin, citizenship status, disability, or veteran status. An employee who feels that he or she is a victim of harassment can obtain prompt, appropriate company action by notifying [*22] any member of management."

PPG's EEO Policy clearly implements all of the principles incorporated in the third item of the Proposal.

Second, with respect to the ILO Conventions regarding the rights of workers to join trade unions and to bargain collectively, and the right of workers' representatives to have access necessary to carry out their representation, PPG is already obligated to provide such rights under U.S. federal law. PPG's Business Conduct Policies confirm our commitment to upholding such obligations. The PPG Business Conduct Policies provide:

"PPG and its subsidiaries will maintain an effective compliance program to prevent and detect violation of laws and conform to the standards established by applicable law... It is the policy of PPG and its subsidiaries, its agents and employees, to make every effort to operate as good, responsible and ethical corporate citizens and to comply with all applicable laws of the jurisdiction in which they are present or operating."

The National Labor Relations Act ("NLRA") of 1935, also known as the Wagner Act, provides in part:

"Employees shall have the right to self-organization, to form, join or assist labor organizations, [*23] to bargain collectively through representatives of their own choosing and to engage in other concerted activities for the purpose of collective bargaining or other mutual aid or protection, and shall also have the right to refrain from any or all of such activities except to the extent that such right may be effected by an agreement requiring membership in a labor organization as a condition of employment..."

NLRA Act *29 U.S. Code § 157.* The NLRA further prohibits and employer from interfering with, restraining, or coercing employees in the exercise of these rights, or discriminating in employment decisions or any terms of employment to encourage or discourage membership in any labor organization.

PPG's Global Code of Ethics provides that while we endeavor to respect local customs and institutions, "we must not use local custom as an excuse for violating applicable laws or corporate policies." Even in countries where the local law does not provide protections comparable to those incorporated in PPG's policies, our Code of Ethics requires that "we regard observing local law to be the *minimum acceptable level of conduct*. PPG's own standards **[*24]** frequently oblige us to go beyond the legal minimum of a locality and to conduct our affairs according to higher standard" (emphasis added). The Global Code of Ethics further provides that "while we will obey the local laws of host countries in which we are guests, we will observe those PPG standards of conduct that go beyond the local legal minimum."

PPG also has implemented procedures to assure compliance and enforcement of these principles. We conduct an annual certification to confirm that all employees worldwide have read, understand, and are in compliance with our Global Code of Ethics and Business Conduct Policies. PPG has a Global Ethics Committee that regularly examines whether our policies are being enforced. We also maintain a worldwide ethics hotline to encourage employees to report possible violations of these policies.

Finally, ILO Convention 105 regarding forced labor cited in the Proposal has been ratified by the United States and, therefore, applies with the force of law in the U.S. and applies to PPG. As previously stated, PPG's policies confirm our commitment to supporting and upholding U.S. applicable law.

PPG's existing policies, standards and the laws applicable **[*25]** to PPG already substantially implement the principles incorporated in the Proposal. The Proposal may, therefore, be excluded under Rule 14a-8(i)(10).

B. **Rule 14a-8(i)(7). The Proposal May Be Excluded Because It Relates To Matters Within The Company's Ordinary Business Operations.**

Under Rule 14a-8(i)(7), a company may properly exclude a proposal dealing with a matter relating to the conduct of the ordinary business operations of the company. The Proposal provides that the Company should "adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's Conventions on workplace human rights..." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the staff acknowledged that "the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is *impractical* for shareholders to decide how to solve such problems at an annual shareholders meeting" (emphasis added). The Pennsylvania Business Corporation Law of 1988 clearly contemplates that ordinary business decisions, **[*26]** such as labor relations, are proper subjects for the board of directors and management, not for the shareholders. The SEC staff acknowledged in the 1998 Release that "there is no bright-line test to determine when employment-related shareholder proposals raising social issues fall within the scope of the 'ordinary business' exclusion," but the staff "will make *reasoned distinctions* in deciding whether to furnish 'no-action' relief" (emphasis added). It is impossible to define a "reasoned distinction" between the "social policy" of encouraging participation in labor unions and collective bargaining from the ordinary business decisions made by the Company's management and negotiated between the management and labor representatives.

The 1998 Release recognized that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to the direct shareholder oversight...." These matters specifically include "the management of the workforce." The staff has ruled, both prior to and subsequent to the 1998 Release, that proposals relating to ordinary workplace decisions and activities, such as labor relations, **[*27]** may be excluded pursuant to Rule 14a-8(i)(7). See, e.g., Walmart Stores, Inc. (March 15, 1999); K-Mart Corp. (March 12, 1999); the Warnaco Group (March 12, 1999); United Technologies Co. (February 19, 1993); Unisys Corp. (February 19, 1993). In particular, the first two principles identified in the Proposal, are inherently associated with the ordinary business relationship between management and labor. See Intel Corp. (March 8, 2000). The staff has repeatedly recognized that proposals calling for companies to adopt specific codes of conduct addressing the rights of employees to organize and maintain unions are simply "employment matters for the general workforce, including employee relations," and are, therefore, "matters relating to the conduct of ordinary business operations." In Modine Manufacturing Co. (May 6, 1998).

C. **Rule 14a-8(i)(5). The Proposal May Be Excluded Because It Relates To Matters That Are Not Significantly Related To Our Business.**

The supporting statement explains the purpose of the Proposal is to prevent the Company from "becoming a party to serious human rights violations in the workplace." The only support it provides for this concern is that "PPG **[*28]** operates plants or owns an equity interest in operations in China, where, according to the U.S. State Department, Amnesty International and Human Rights Watch, human rights are not adequately protected by law and/or public policy." Rule 14a-8(i)(5) permits the exclusion of proposals that relate to operations that account for less than 5% of the company's total assets and for less than 5% of its net earnings and gross sales for its most recent fiscal year, unless such operations were "otherwise significantly related" to its business. During PPG's most recent fiscal year, ended December 31, 1999, gross sales from our operations in China amounted to only 0.17% of PPG's gross sales, and our assets committed to operations in China amounted to 0.24% of our total assets. Our China operations made no contribution to our net earnings for fiscal 1999, and, in fact, ended with a net *loss* of $ 800,000. Accordingly, PPG's operations in China are *de minimus* and do not amount to a significant segment of our business operations.

There is absolutely no indication that our operations in China are "otherwise significantly related" to our business. In a few cases, unlike ours, the staff has found **[*29]** that operations are "otherwise significantly related" for certain companies whose current operations in China may not satisfy the 5% threshold, but who are experiencing rapid growth in China and project further growth in the future. See, e.g., 3Com Corporation (August 15, 2000); Oracle Corporation (August 15, 2000); Microsoft Corporation (September 14, 2000). However, PPG's operations in China present a clearly distinct factual situation from these rapid growth technology companies. The purpose of the "not otherwise significantly related" portion of the Rule is to account for factors other than financial results or capital commitments that may be "difficult to quantify," such as rapid growth, market share and future market potential. The staff correctly identified, with respect to 3Com, Oracle and Microsoft, that their current revenues, market penetration and asset commitments in China did not adequately take into account their potential expansion and growth in the developing market. This rationale simply does not apply to PPG. In fact, in 1999 and 2000 PPG divested itself of its largest business endeavor in China by disposing of PPG's interests in two float glass plants in China. **[*30]** Accordingly, the Proponent can offer no evidence to support a claim that PPG's operations in China are "otherwise significantly related" to our business operations so as to override the 5% threshold.

The Proposal is, therefore, excludable under Rule 14a-8(i)(5).

D. **Rule 14a-8(i)(3). The Proposal And Supporting Statement May Be Excluded Because They Are Vague And Misleading In Violation Of The SEC's Proxy Rules.**

The Proposal and supporting statement are contrary to the SEC's proxy rules because they are vague and misleading in violation of Rule 14a-9. Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and supporting statement if the proposal or statement is contrary to any of the SEC'S proxy rules, including Rule 14a-9, which prohibits false or misleading statements in the proxy soliciting materials.

The SEC staff has repeatedly ruled that proposals could be excluded if: (1) the proposals were so vague and indefinite that it would be difficult for shareholders to determine with any reasonable certainty what measures the company would take in the event the proposals were adopted, and (2) any resultant action by the company would **[*31]** have to be made without guidance from the proposals and consequently in possible contravention of the intention of the stockholders who voted in favor of the proposals. Philadelphia Electric Company (July 30, 1992); CCBT Bank Corp., Inc. (April 20, 1999); American International Group, Inc. (January 14, 1999).

First, the Proposal may be excluded on the basis that it is so vague and indefinite "that the shareholders voting upon the proposal or the company would not be able to determine with any reasonable certainty exactly what action or measures the company would be required to take in the event the proposal were to be implemented." Scientific Atlanta (September 5, 1981). The Proposal directs the Company "to adopt, implement, and enforce a code of conduct *based on* the International Labor Organization's Conventions on workplace human rights." The Proponent identifies five general principles incorporated in the ILO Conventions that he finds particularly important. However, the ILO Conventions on which the proposed "code of conduct" is to be based, encompass 180 separate conventions dating from 1919 to the present and covering such divergent topics as the "Seafarers' Hours of Work **[*32]** and Manning a Ships Convention" and the ILO's "Pakistan Soccer Ball Project" aimed at curtailing labor abuses in the manufacturing of soccer balls. The majority of the ILO Conventions bear little or no relevance to the business operations of PPG. Those conventions that do express ethical principles relevant to our business operations have already been adopted into our Business Conduct Policies and Global Code of Ethics as described above. In instances where the staff has required the inclusion of shareholder proposals regarding social principles relating to corporate activities, such proposals included a clear, specific enumeration of principles, such as the CERES Principles, Sullivan Principles and McBride Principles. The Proponents' Proposal requests a "workplace code of conduct based on" the multitude of ILO Conventions. As a result, neither PPG's shareholders nor the Company's Board of Directors would be able to determine what actions the Company would have to take to comply with the Proposal.

Second, the Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal and supporting statement are extremely misleading both in the fact that the supporting statement grossly overstates **[*33]** the relevance of PPG's business operations in China, and the specific principles regarding child, forced or prison labor in the Proposal imply that PPG currently utilizes such forms of labor and thus require a change in business operations. Implying that PPG may be involved in serious human rights violations "amounts to charges of improper, illegal or immoral conduct and impugns the character, integrity or personal reputation of [PPG] and its employees without factual foundation." Lucent Technologies (November 2, 1999) (finding that the supporting statement may be materially false or misleading where it implies that the company participates in slave or forced labor without providing factual support for such assertion). Furthermore, the Proposal and supporting statement fail to inform the shareholders of PPG's current statutory obligation to abide by the principles identified in the Proposal, or the significant steps PPG has already taken to address these issues.

**Conclusion.**

Based on the foregoing, PPG believes that the Proposal maybe omitted form the Proxy Materials pursuant to (a) Rule 14a-8(i)(10) because the Proposal has been substantially implemented, (b) Rule 14a-8(i)(7) **[*34]** because the Proposal relates to the conduct of the ordinary business operations of PPG, (c) Rule 14a-8(i)(5) because the Proposal relates to matters that account for less than 5% of the Company's total assets or net earnings and are not otherwise significantly related to the Company's business, and (d) Rule 14A-8(i)(3) because the Proposal is vague and misleading in contravention of the SEC's Proxy Rules.

In accordance with Rule 14a-8(d), six additional copies of this letter are enclosed. By copy of this letter, PPG is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Very truly yours,

PPG INDUSTRIES, INC.

David H. McClain
Assistant Counsel

ATTACHMENT 1

SHAREHOLDER RESOLUTION

RESOLVED: The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:

1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).

2. Workers' representatives shall not be the subject of discrimination and shall have access [*35] to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

3. There shall be no discrimination or intimidation in employment. PPG shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (ILO Conventions 100 and 111).

4. Employment shall be freely chosen. There shall be no use of forced (including bonded or voluntary) prison labor (ILO Conventions 29 and 105).

5. There shall be no use of child labor (ILO Convention 138).

SUPPORTING STATEMENT

PPG is a global corporation, and its international operations and sourcing arrangements can expose the company to a variety of risks. This resolution is designed, therefore, to manage the risk of the Company becoming a party to serious human rights violations in the workplace. For example, PPG operates plants or owns an equity interest in operations in China, where, according to the U.S. State Department, Amnesty International and Human Rights Watch, human rights are not adequately protected by law and/or public policy.

The success of many PPG businesses depends on consumer [*36] and governmental good will. Since PPG's brand name is one of the Company's most significant assets, PPG would benefit from adopting and enforcing a code of conduct based on ILO conventions that would ensure that the Company is not associated with human rights violations in the workplace. Such action would protect PPG's brand name and/or its relationships with its customers and the numerous governments under which the Company operates and with which it may do business.

Also, institutional investors are increasingly concerned with the impact of company workplace practices on shareholder value. At least two of the world's largest pension funds have adopted responsible contractor and workplace practice guidelines. The adoption and enforcement of an effective code of conduct would increase attractiveness to the institutional investor community.

We urge you to vote FOR this resolution.

ATTACHMENT 2

CORNISH F. HITCHCOCK

ATTORNEY AT LAW

1100 17TH STREET, N.W. 10TH FLOOR

WASHINGTON, D.C. 20036-4601

(202) 974-5111 . FAX: 331-9680

E-MAIL: CONH@TRANSACT.ORG

3 November 2000

By UPS and facsimile: (412) 434-2490

Mr. Michael C. Hanzel
Corporate Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, Penna. 15272 **[*37]**

Re: Shareholder proposal for 2001 annual meeting

Dear Mr. Hanzel:

On behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that PPG Industries plans to circulate to shareholders in anticipation of the 2001 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organizations Conventions on workplace human rights.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets of $ 5 billion. Created by the Amalgamated Bank of New York in 1992, the Fund beneficially owns 3000 shares of PPG common stock. A letter from the Bank confirming ownership will be provided upon request. The Fund has thus owned more than $ 2000 worth of stock for over a year and plans to continue ownership through the date of the 2001 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish **[*38]** F. Hitchcock

110RJQ

********** Print Completed **********

Time of Request: December 31, 2001 10:17 am EST

Print Number: 949:0:42745801
Number of Lines: 705
Number of Pages: 16

Send To: DICECCO, M
E I DUPONT DE NEMOURS & CO
1007 MARKET ST # D-1060
WILMINGTON, DELAWARE 19801-1227

*1999 SEC No-Act. LEXIS 329, **

**1999 SEC No-Act. LEXIS 329**

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

March 15, 1999

**CORE TERMS:** climate, global, warming, shareholder, supplier, factory, proponent, staff, vendor, monitoring, proxy, wage, pamphlet, emission, child labor, sisters, implemented, greenhouse, no-action, board of directors, forced labor, certification, manufacturers, treaty, fail to comply, human rights, manufacture, composition, temperature, conjunction

**[*1]** Wal-Mart Stores, Inc.

**TOTAL NUMBER OF LETTERS:**
3

**SEC-REPLY-1:**
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 1999

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Wal-Mart Stores, Inc.
Incoming letter dated February 10, 1999

The proposal requests the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found **[*2]** it necessary to address the alternative bases for omission on which Wal-Mart relies.

Sincerely,

Theresa Regan
Attorney-Advisor

**INQUIRY-1:** PAUL M. NEUHAUSER

ATTORNEY AT LAW

3485 RICHARD CIRCLE, S.W.

IOWA CITY, IOWA 52240

OFFICE PHONE
319-335-9076
OFFICE FAX
319-335-9019
319-335-9098

HOME PHONE
319-338-6070

February 26, 1999

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Carolyn Sherman, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Corporation

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, the Community of the Sisters of St. Dominic of Caldwell, New Jersey, the Congregation of the Holy Cross (Southern Province), the Congregation of the Sisters of Charity of the Incarnate Word, the Domestic and Foreign Missionary Society of the Protestant Episcopal Church, the Dominican Province of St. Albert the Great, the Immaculate Heart Missions, the Marianist Society (Province of St. Louis), the Marianist Society (New York Province), the Missionary Oblates of Mary Immaculate, the Presbyterian Church (USA), the Redemptionists (Denver Province), the Sinsinawa **[*3]** Dominicans, the Sisters of Charity of Cincinnati, the Sisters of the Holy Spirit and Mary Immaculate, the Sisters of St. Francis of Philadelphia, the Sisters of St. Joseph of Nazareth, the Society of Catholic Medical Missionaries, the Society of Mary (Province of St. Louis), and the Women's Division of the General Board of Missions of the United Methodist Church (which religious institutional investors are hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Exxon Corporation (hereinafter referred to as "Exxon" or the "Company"), and who have jointly submitted a shareholder proposal to Exxon, to respond to the letter dated January 15, 1999, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's 1999 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's **[*4]** 1999 proxy statement and that it is not excludable by virtue of either of the cited rules.

RULE 14a-8(i)(3)

1. Liabilities

Exxon has failed to assert that the Proponents have made a false statement or have omitted to state a material fact. If Exxon believes that there is no reasonable grounds to believe that it will incur liability, let it so state in its own Statement in Opposition (which will, of course, be subject to Rule 14a-9).

2.

We are at a loss to understand Exxon's objection. It is a member of the Global Climate Coalition, which takes ads in newspapers which deny the existence of global warming (climate change). In addition, at a meeting between Exxon representatives and various Church groups, held in New York on February 11, 1999, at which the undersigned was present, the Exxon representatives denied the existence of climate change. Similarly, in the Company's no-action letter request to the SEC one year ago (see Exxon Corporation (January 26, 1998)), the Company vehemently denied the existence of climate change. The CEO of Exxon, Mr. Lee R. Raymond gave a talk in Beijing in October, 1997, which was published by Exxon and appeared as the Company's Exhibit 3 to its no-action **[*5]** request of one year ago. Each double page contains a highlighted summary of major points printed in a special box. One of the highlighted summaries reads "Many people believe that global warming is a rock-solid certainty. But it is not." Elsewhere in the speech he asserts that "the case for so-called global warming is far from airtight". In Exxon's favorite pamphlet, "Global Climate Change: Everyone's Debate", Mr. Raymond states in his page one covering latter "Even if global warming were a proven threat - which it is not..." In contrast to Exxon's self-interested views, 168 nations signed the Kyoto treaty aimed at reducing greenhouse gases in order to slow global warming. We believe that it is wholly accurate to assert that Exxon engages in "efforts to undermine national and international responses" to the problem. The Company appears to be talking out of both sides of its mouth: on the one hand asserting that there is no evidence of climate change and on the other objecting if the Proponents point out what it has been saying.

Although the Company is quite correct in stating that the Senate is opposed to the Kyoto treaty as it now stands, that opposition arises not from a denial **[*6]** of the existence of global warming, but rather is based on the fact that not all nations would be required to address the problem of global warming. The Western nations, and especially the United States, would be required to reduce their greenhouse gas output, but no restrictions whatever are plated on "developing" nations, such as China, which can be expected to catch up with the United States in greenhouse gas output at some point during the coming century. The reason for the unanimous opposition is therefore not that global warming is not occurring, but rather that efforts to combat it are not spread equitably. Contrary to the implication of Exxon's argument, public and international policy is, indeed, based on the existence of global warming, and the Senatorial opposition to the treaty is no evidence that the Senate does not believe that there is, in fact, global warming. The manner by which the Global Climate Coalition is undermining public policy is not via its opposition to the treaty, but rather its denial of the existence of global warming in the first place.

3. Last paragraph

The last sentence of the Whereas clause states that the Proponents know of no scientific articles **[*7]** which have been peer reviewed which support the Company's position that there is no evidence of climate change. The Company offers four articles which purport to refute their assertion.

However, the first two deal not with the science of climate change, but rather with the economic consequences of cutting the use of fossil fuels. There are therefore irrelevant to Exxon's contention.

Exxon notes that it has quoted from the third article on page 10 of Exxon's booklet entitled "Global Climate Change: Everybody's Debate". That quotation is as follows:

> Delaying the implementation of emissions controls for 10 to 20 years will have little effect on the atmospheric concentrations of greenhouse gas emissions.

We fail to see how this supports the proposition that there is no evidence of global warming. It is merely a statement that the emission controls contemplated by that report would have little effect. It is neither a statement that more severe controls would have no effect nor a statement that humans are not causing climate change. The article, written incidently prior to the IPPC study, fails to support Exxon's position.

Finally, the fourth article referred to by Exxon is the IPCC **[*8]** report. That report does not support Exxon's position. It concludes that climate change is being caused by human activity. Although it concedes that there are some uncertainties, these uncertainties pertain to the extent of the human induced change, but not to its existence. For a fuller discussion of this matter, we refer the Staff to our letter dated January 23, 1998, sent to the Staff in opposition to last year's no-action letter request by Exxon. (The relevant portion of which is set forth as an appendix to this letter.)

4. General

The Proponents' shareholder proposal does not refer to public debate. It refers to efforts by the Company to undermine international responses to the problem of global warming as a predicate for the issuance by the Company of a report to shareholders on (i) the impact of global warming on the Company and (ii) whether Exxon can reduce carbon dioxide emissions. That is not the termination of debate. On the contrary, the requested report by Exxon would state Exxon's position, whatever that may be. There is no requirement that the requested report reflect the views of the Proponent. We fail to see how the statement of the Proponents position is **[*9]** a violation of Rule 14a-9.

In conclusion, we do not believe that any of the Proponents' statements violate Rule 14a-9. If, however, the Staff were to disagree with us, we would be willing to revise those statement, whether to rephrase them as matters of belief or otherwise.

RULE 14a-8(i)(10)

The burden of proof is on the registrant to establish the applicability of any of the exclusions, including (i)(10), set forth in Rule 14a-8(i). See Rule 14a-8(g).

Although the Company lists a large number of publications which it asserts makes some mention of global warming, with but one exception, it does not attempt to show how these publications have mooted the Proponents' shareholder proposal. Therefore, all but one of the publications are irrelevant to the Company's argument. The only relevant document which need be examined to see if it moots the proposal is therefore the pamphlet entitled "Global Climate Change: Everybody's Debate".

The shareholder proposal requests three things:

> (i) a report on "the impact of global warming on [the] Company's policies and practices"; we do not find anything in the pamphlet which addresses this matter;
>
> (ii) a report any possible liabilities arising out **[*10]** of global warming; we do not find anything in the pamphlet which addresses this matter;

(iii) a report on "what Exxon can do to reduce carbon dioxide emissions" from fossil fuels; we find almost nothing in the pamphlet which addresses this matter (the exceptions are on p. 10).

Thus, although the pamphlet discusses the general topic of global warming, it does almost nothing to respond to any of the specific matters raised by the Proponents. On the contrary, the pamphlet seems to be aimed primarily at the Kyoto treaty. It is therefore clear that the issuance of the pamphlet does not substantially implement the shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at 319-335-9076 with respect to any questions in connection with this matter or if the staff wishes any further information.

Verly truly yours,

Paul M. Neuhauser
Attorney at Law

APPENDIX

2. The Human Component in Climate Change

Although at times Exxon seems to argue that climate change is non-existent, at other times the Company seems to be arguing merely that climate **[*11]** change is not caused by human activity, but rather is a natural phenomenon. This is a question which has been more seriously debated than whether climate change exists at all. Nevertheless, there is no doubt that, despite the occasional dissenter, a consensus on this matter also exists. For example, two weeks ago the United States government announced that global temperatures reached a new high in 1997. On January 9, 1998, The New York Times quoted Thomas R. Karl, a senior scientist at the National Climate Data Center, as stating that "We believe this tendency for increased global temperatures is related to human activity." (See Exhibit B.) The article also notes that:

> Mainstream scientists say emissions of heat-trapping gases like carbon dioxide, which is produced by the burning of coal and oil, are responsible for at least part of the warming trend. The Government experts restated that judgement yesterday.

Similarly, an article on the same date in The Washington Post stated that data released by NOAA show not only that 1997 was the warmest year on record, but also that nine of the eleven warmest years have occurred during the past ten years. (See Exhibit C.) That article **[*12]** quotes Elbert W. Friday, Jr., NOAA's associate administrator for oceanic and atmospheric research, as stating that "For the first time, I feel confident saying there's a human component" in the rising temperatures.

This, of course, is also the consensus of 168 governments, 2,500 climate scientists and 2,000 economists.

The Company's principle attack on this consensus involves an attack on the IPCC report, allegedly made by Dr. Benjamin Santer of the Lawrence Livermore National Laboratory, relying on an alleged quotation from Dr. Santer which appeared in an article in Science. However, Attached as Exhibit E is a copy of a letter from Dr. Santer stating that he objects to the distortion of his position which debunkers of global warming have been engaged in.

Specifically, he denies that he does not believe that human activity causes global warming. On the contrary, his open letter of June 10, 1997, states:

> ... I am not distancing myself from one of the primary conclusions of the Intergovernmental Panel on Climate Change (IPCC) -- that "the balance of evidence suggests a discernable human influence on global climate" (a statement for which I bear some responsibility). Indeed, **[*13]** it is my considered professional opinion that the scientific evidence that has emerged subsequent to the publication of the IPCC report in June 1996 reinforces and fully warrants the IPCC's "discernable human influence" conclusion. (Emphasis in original.)
>
> One sentence of mine that was reported... has been used by Western Fuels [in newspaper ads] to imply that climate change science is so uncertain that we don't have to worry about any potential impact of human activities on climate.
>
> This may be what Western Fuels believes (or wishes the pubic to believe), but it is not what I believe. . . The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate in the past century and will continue to influence the climate of the 21st century. (Emphasis in original.)
>
> The best scientific information we have suggests that the human component of climate change is not trivially small, and that human activities are already producing a climate-change "signal" that can be discriminated from the background "noise" of natural climate variability. (Emphasis in original.)

It is perfectly true that, as Exxon contends, there **[*14]** exist uncertainties in connection with the human component of climate change. This point is made in the IPCC report. But those uncertainties pertain to the extent of the human induced change, not to its existence. This is explained in other parts of Dr. Santer's open letter. Following his comment (quoted above) which questions whether Western Fuels may be trying to mislead the public, Dr. Santer states:

> Uncertainties are a fundamental part of any branch of science. Although we will never have complete certainty about the exact size of the past, present and future human effect on climate, we do know -- beyond any reasonable doubt -- that the burning of fossil fuels has modified the chemical composition of the atmosphere. The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate of the past century and will continue to influence the climate of the 21st century.

Thus, the uncertainties which Exxon stresses have nothing to do with the fact of human influence on climate change, but rather with the magnitude of the human-induced changes in climate. The fact that there is an element of uncertainty **[*15]** does not indicate that everything about the matter is uncertain. By analogy, we can be uncertain about when the sun will die and our solar system will end without being uncertain about whether the sun will rise tomorrow. We suggest that the various snippets from the IPCC report which are set forth in the Company's Enclosure 4 be read in light of the distinction made by Dr. Santer between, on the one band, the lack of uncertainty concerning whether human activities affect climate change and, on the other hand, our inability to ascertain exactly the magnitude of such inevitable change. If read in that light, the significance of the snippets evaporates.

In this connection, we note that the Company's quote from its Enclosure 6 (the MIT paper) appears to rely primarily on the interpretation of Dr. Santer's remarks quoted in Science which Dr. Santer has himself repudiated. Furthermore, if one examines the MIT paper as a whole it contradicts Exxon's position. The paper does not contend that there is no proven effect on climate from human activity. Rather, the gist of the paper is that there will be an effect, but the magnitude of that effect is uncertain. (Exactly Dr. Santer's **[*16]** point.) For example, the raison d'etre for the paper is the fact that its authors have conceived a computer model to predict the possible range of climate change during the 21st century. The predictions of this model are set forth in the graph on page 3 of the paper. The computer simulation gives seven possible outcomes, dependent on a variety of variables related to how much greenhouse gases are emitted, uncertainties in the natural climate process etc. Most conspicuous is that all seven computer simulations result in increases in temperature. There is no doubt that the globe will warm. The only question is how large the increase will be. The paper concludes that even though there are a range of possible outcomes, the prudent course would be to initiate now some steps to limit greenhouse emissions.

Thus, the very materials which the Company relies on to establish its case (Dr. Santer and the MIT paper) do not support that case. Rather they both support the fact that human activity is contributing to climate change, although the exact amount of warming cannot be predicted with certainty.

The New York Times of December 12, 1997 quoted John Browne, the CEO of British Petroleum, **[*17]** as follows:

> In Mr. Browne's view, it is time for the business world to accept the realities of global warming, which he described as facts backed by "effective consensus among the world's leading scientists and serious and well-informed people".

We urge Exxon, as well as the Staff, to join that consensus of serious and well informed people.

**INQUIRY-2:**

**WAL*MART**

WAL*MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8315
PHONE: 501-277-2345
FAX: 501-277-5991

February 10, 1999
VIA OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. -- Omission of Shareholder Proposal

Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company" or "Wal-Mart"), is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the

"Exchange Act"), to notify the Commission of the Company's intention to exclude a shareholder proposal (the "Proposal") from its 1999 proxy materials for its Annual Meeting of Stockholders. The Proposal was submitted by the General Board of Pension and Health **[*18]** Benefits of the United Methodist Church and 21 other stockholders. A copy of the Proposal is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter are enclosed.

The Proposal provides as follows:

> "Resolved: The shareholders request that the Board of Directors prepare a report at reasonable expense describing Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. This report will be made available by November, 1999.

We believe the report should include a description of:

> 1. Current monitoring practices enforcing the company's Standards for Vendor Partners for its manufacturers and licensees.
>
> 2. Plans for independent monitoring programs in conjunction with local respected religious and human rights groups.
>
> 3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage.
>
> 4. Incentives to encourage suppliers to comply with standards, rather than terminate contracts.
> **[*19]**
> 5. Plans to report to the public on supplier compliance reviews."

The Company believes it may exclude the Proposal from its 1999 proxy materials under Rule 14a-8(i) of the Exchange Act because (i) Wal-Mart has substantially implemented the Proposal; and (ii) the Proposal deals with matters relating to Wal-Mart's ordinary business operations.

**Rule 14a-8(i)(10)**

Rule 14a-8(i)(10) permits a registrant to omit any shareholder proposal that has been substantially implemented. The Proposal requests the Board to prepare and make available a report addressing the Company's actions to ensure it does not purchase goods from suppliers who manufacture items using forced labor, convict labor or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. In 1992 Wal-Mart implemented it Standards for Vendor Partners, which every Wal-Mart Vendor *must* comply with as a condition of doing business with Wal-Mart. Wal-Mart has created a factory inspection and certification program to monitor compliance with its Standards for Vendor Partners. These Standards for Vendor Partners, as well as a description **[*20]** of our monitoring program, are publicly available on Wal-Mart's internet site. A copy of the Standards for Vendor Partners is attached as Exhibit B and a description of the monitoring program is attached as Exhibit C. In addition to availability on the internet, Wal-Mart routinely makes its Standards for Vendor Partners available for anyone requesting them. Accordingly, Wal-Mart has already substantially implemented the Proposal.

Wal-Mart's Standards for Vendor Partners requires its vendors to:

. comply with all applicable laws;

. fairly compensate employees at the higher of legally required minimum wages or the prevailing industry wages;

. maintain reasonable work hours;

. maintain employment on a voluntary basis;

. base employment on an individual's ability to do the job, not on the basis of personal characteristics or beliefs;

. maintain a safe, clean and healthy workplace environment; and

. demonstrate a commitment to the environment.

In addition to requiring its vendors to comply with the Standards for Vendor Partners, Wal-Mart requires that the Standards be posted in all factories producing goods for Wal-Mart. Wal-Mart's Standards for Vendor Partners have been **[*21]** translated into several languages (Mandarin, Portuguese. Spanish, Thai, Turkish, Arabic and French) in addition to English for posting in factories. The Company has also established a toll-free number that is posted with the Standards in the factories so that any suspected violations of its Standards for Vendor Partners may be easily reported.

In conjunction with the establishment of the Standards for Vendor Partners, the Company established a factory inspection and certification program. Each year Wal-Mart's agents conduct onsite visits to inspect *every* factory that produces goods for which Wal-Mart is the importer of record. In a typical year, Wal-Mart's agents inspect approximately 3,500 factories.

A factory is automatically denied certification and Wal-Mart will not buy goods produced in that factory if any of the following are discovered:

. inadequate fire safety equipment;

. locked or blocked fire escapes;

. illegal child labor;

. evidence of forced labor or prison labor; or

. evidence of transshipment of goods (labeling showing an incorrect country of origin).

Certification is also denied if a factory's overall total assessed score falls below a passing score **[*22]** established by the Company. Factories are encouraged to correct deficiencies identified by the inspectors. To encourage continual improvements in the overall working conditions of the factories, the Company has raised the passing score several times since it adopted the inspection and certification program.

If inspectors discover the problems listed above at a supplier's factory, the Company will not place any orders with the vendor for any goods manufactured in the country where the factory is located. If such problems are encountered in factories in more than one country, Wal-Mart will not do any business with the vendor responsible for supplying goods from those factories. As a result of Wal-Mart's inspection and certification program, over 100 factories around the world are currently barred from producing merchandise for Wal-Mart.

The omission of shareholder proposals similar to the Proposal has been allowed by the Staff of the Commission under old Rule 14a-8(c)(10) (which provided for the omission of a proposal if the proposal had been rendered moot as a result of being substantially implemented) in every case where the issuer had set in place policies and procedures relating **[*23]** to the conduct of suppliers. In no-action letters to Nordstrom, Inc. (avail. February 8, 1995), The Gap, Inc. (avail. March 8, 1996) and Sears, Roebuck & Co. (avail. February 23, 1998), shareholder proposals substantially similar to the Proposal were deemed moot based on the fact that each company (i) already had sourcing policies, procedures and/or guidelines which governed the operations of its suppliers. (ii) monitored its suppliers and conducted on-site visits, and (iii) in certain instances, required each supplier to comply with the company's wage and labor laws. Wal-Mart's policies, procedures and practices are clearly analogous to those in place in each of the no-action letters cited above.

Based on the foregoing, the Proposal has been "substantially implemented" and may, therefore, be properly omitted from the Company's 1999 proxy materials in accordance with Rule 14a-8(i)(10).

**Rule 14a-8(i)(7)**

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) (previously Rule 14a-8(c)(7)) ". . . is basically the same **[*24]** as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and directions of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n. 47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957). Section 141(a) of the Delaware General Corporation Law (the corporation law of the jurisdiction in which Wal-Mart is incorporated) reflects this policy by providing ". . . the business and affairs of every corporation organized under this subchapter shall be managed by or under the direction of a board of directors . . . ."

In May 1998, the Commission amended its rules on shareholder proposals (Exchange Act Release No. 40018, May 21, 1998) (the "Release"). In the Release, the Commission stated that in analyzing proposals under the ordinary business exclusion **[*25]** it would return to the standard it had previously articulated in its 1976 Release. *See* Exchange Act Release No. 12999 (November 22, 1976). The Release notes that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second policy consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into mattes of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Staff of the Commission has consistently recognized that decisions concerning the selection of and relationships with vendors and suppliers are matters of ordinary business. For example, the Company received a proposal for inclusion in its 1991 proxy materials requesting **[*26]** a report on certain of the Company's employment policies and a description of the Company's efforts to publicize its policies to vendors and suppliers and to purchase goods and services from minority and female-owned businesses. The Staff allowed the omission of the proposal, noting that "the proposal involves a request for detailed information on the composition of the Company's work force, employment practices and policies, and also on the Company's practices and policies for selecting suppliers of goods and services." Wal-Mart Stores, Inc. (available April 10, 1991). See also, Dayton Hudson Corp. (available March 12, 1996) (addressing, in part, policies and programs favoring the purchase of goods and services from minority and/or female-owned suppliers); American Brands, Inc. (available December 28, 1995) (addressing, in part, the purchase of goods and services from specified suppliers); and Wal-Mart Stores, Inc. (available April 10, 1992) (addressing, in part, the practices and policies for selecting suppliers of goods and services). Consistent with the policy considerations underlying Rule 14a-8(i)(7), the Staff has recognized that the selection of and business dealings with vendors **[*27]** and suppliers are matters relating to the conduct of ordinary business operations.

The Company's selection and retention of its substantial number of vendor partners involves a number of fundamental considerations, including, but not limited to, quality of products and/or services, competitive pricing, distribution, location, working conditions, compliance with Wal-Mart's vendor standards and regulatory compliance. These considerations are an integral part of Wal-Mart's daily ordinary business operations, include all the matters identified in the Proposal and are not matters within the competence of shareholders or which should be subject to direct shareholder oversight. Accordingly, the Proposal may properly be omitted from the Company's 1999 proxy materials in accordance with Rule 14a-8(i)(10).

**Conclusion**

In conclusion, the Company requests that the Staff confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from the Company's 1999 proxy materials. By copy of this letter, the proponents of the Shareholder Proposal are being notified of the Company's intention to omit the Proposal from its proxy materials.

Please call **[*28]** me at (501) 277-2345 if you have any questions or need additional information or as soon as a response from the Staff is available.

Sincerely,

Allison D. Garrett
Assistant General Counsel
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-8315

**ATTACHMENT**

**REPORT ON STANDARDS FOR VENDOR PARTNERS -- WAL-MART STORES**

**Whereas**: The public is increasingly concerned about the conditions under which the goods they purchase and the clothing they wear are produced.

As U.S. companies import more goods, consumer concern is growing about working conditions in facilities around the world that fall far below basic standards of fair and humane treatment. Reports indicate that some retail items sold in the United States were manufactured under unhealthy working conditions or using child labor. Our company faces the challenge of ensuring that its manufacturers, suppliers and subcontractors of its products are in compliance with Wal-Mart's Standards for Vendor Partners.

Our company purchases apparel products from countries like China where human rights abuses persist, unfair labor practices occur and low wages are paid. A *Washington Post* article (June 24, **[*29]** 1997) stated: "Among American companies that buy products from wholesalers or distributors who get goods from firms owned by the Chinese military and paramilitary police are some of the biggest names in retailing: Nordstrom, Macy's, Kmart, Wal-Mart and Montgomery Ward."

We believe a socially responsible company is expected to assure shareholders and consumers that workers are treated with respect and paid fairly in factories where the products they buy are produced or assembled. Currently, it is Wal-Mart's policy only to monitor compliance of its manufacturers, not the manufacturers' sub-contractors where abuses are more likely to occur.

We believe Wal-Mart should enforce company Standards by developing independent monitoring programs with local non-governmental groups. Adding little to production costs, a policy should also be established for providing a sustainable living wage for employees.

To be effective, company codes must be carefully monitored. The Gap has participated in an independent monitoring process in El Salvador with respected religious and human rights institutions for the past three years. Other companies like Liz Claiborne, Mattel and Nike have announced plans **[*30]** to develop independent monitoring programs in conjunction with local non-governmental organizations. Through independent monitoring there can be greater assurance that the company's Standards for Vendor Partners are applied, protecting the company from negative publicity associated with the discovery of sweatshop practices.

**Resolved**: The shareholders request that the Board of Directors prepare a report at reasonable expense describing Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. The report will be made available by November, 1999.

**Supporting Statement**

We believe the report should include a description of:
1. Current monitoring practices enforcing the company's Standards for Vendor Partners for its manufacturers and licensees.
2. Plans for independent monitoring programs in conjunction with local respected religious and human rights groups.
3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage.
**[*31]** 4. Incentives to encourage suppliers to comply with standards, rather than terminate contracts.
5. Plans to report to the public on supplier compliance reviews.

*2000 SEC No-Act. LEXIS 854*

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(7)

September 14, 2000

[*1] Microsoft Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2000

**RESPONSE OF THE OFFICE OF CHIEF COUNSEL**
**DIVISION OF CORPORATION FINANCE**

Re: Microsoft Corporation
Incoming letter dated August 2, 2000

The proposal requests the board of directors to implement and/or increase activity on eleven principles set forth in the proposal relating to human and labor rights referred to collectively as the Principles.

We are unable to concur with your view that Microsoft may exclude the proposal under rule 14a-8(i)(3). According, we do not believe that Microsoft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur with your view that Microsoft may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Microsoft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur with your view that Microsoft may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Microsoft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael Hyatte
Special Counsel

INQUIRY-1:
**HARRINGTON [*2]**

**INVESTMENTS, INC.**

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923

HARRINV@NAPANET.NET

August 23, 2000

Ladies and Gentlemen:

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**RE: Stockholder Proposal submitted to Microsoft Corporation**

This letter is in response to an August 2, 2000 letter from Microsoft Corporation, indicating the company had filed a request to exclude from its proxy material statement and form of proxy for the company's 2000 Annual Meeting of Shareholders, a stockholder proposal and supporting statement filed by myself, John Harrington, President & CEO of Harrington Investments, Inc. Acting on behalf my clients, I filed this shareholder resolution in order, to allow shareholders the right to vote on whether or not Microsoft should adopt *The U.S. Business Principles for Human Rights of Workers in China.*

Microsoft seeks to exclude the shareholder resolution from their proxy material based on:

**1. Rule 14a-8(i)(7),** which states that the proposal may be omitted if it deals with a matter relating to the company's ordinary [*3] business operations;
**2. Rule 14a-8(i)(3),** which states that the proposal may be omitted if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials; and
**3. Rule 14a-8(i)(6),** which states that the proposal may be omitted if the company lacks the power or authority to implement the proposal.

I respectfully request that the Commission *not* allow the company to exclude the resolution from its proxy materials.

**1. Rule 14a-8(i)(7):** The company argues that the proposal deals with matters relating to ordinary business operations. However, the overall policy issue addressed by this proposal is far from ordinary business but rather relates to *extraordinary social policy* matters. The proposal applies to the treatment of Microsoft employees in China, where numerous human and labor rights violations of Chinese workers have consistently been a hot issue in the media (attachment A), before the United Nations, affiliated UN organizations, other numerous agencies and the WTO and other trade-related organizations. Additionally, human and [*4] labor rights issues have been the subject of extensive coverage and review not only by the California State University system & State of California (attachment B), but also the U.S. State Department and the U.S. Congress (attachment C).

Representing the world's largest population and its pending accession to the World Trade Organization (WTO), China stands to become the largest economic market potential ever for U.S. corporations, including those in the high tech industry. Under new agreements set forth between China and the U.S. for normalized trade relations, China would join the Information Technology

Agreement, pledging to bring tariffs on information technology down to zero by 2005. Foreigner investors in China would be able to own up to 50 percent of Chinese Internet ventures. In addition, China has recently received approval by the United States House of Representatives regarding U.S. extension of Permanent Normal Trade Relations (PNTR). These highly publicized aspects make any business involvement in China a highly significant matter, not only to Microsoft but all U.S. companies seeking business opportunities there as well.

With operations in China, Microsoft is a strategic [*5] technology and business partner to the Chinese government and state corporations, which is clearly significantly related to the company's present and future business in China and on the entire Asian continent. Although China has decent wage, hour, health and safety laws, most if not all are routinely ignored by transnational corporations doing business in China. Human Rights in China were the subject of extensive debate recently when the U.S. House of Representatives approved PNTR. U.S. business operations in China are considered a highly significant social matter, definitely not considered ordinary. This proposal relates to overall corporate policy in China and not "ordinary business."

In the past, the Securities & Exchange Commission has ruled important issues that relate to business operations in South Africa, Northern Ireland & Burma as *extraordinary social policy matters*, thereby allowing the shareholder proposals to remain on the proxy statement. However, there is much more U.S. corporate involvement in China than in South Africa, Northern Ireland or Burma and therefore, the economic impact of such involvement is far greater; making these extraordinary matters highly significant [*6] for U.S. businesses operating in China. As proponents of the proposal and shareholders of Microsoft, we do not want the company to find itself ill-prepared and tangled in the middle of these matters or debates.

**2. Rule 14a-8(i)(3):** The company argues that the proposal contains impermissibly vague and misleading statements because if the proposal were adopted neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measurers the proposal requires. Microsoft underestimates the intelligence of shareholders by assuming they will not clearly understand the concept of the proposal. This is clearly not the case. The proposal is very clear and is to be considered a general set of principles in which endorsing companies commit to a set of standards. In the past the Commission has allowed many proposals calling for a commitment to a set of standards to be included in company proxies, including the CERES Principles, The Sullivan Principles, and the McBride Principles. Further, 50 companies have endorsed the United Nation's *Global Compact Code*, making a commitment to the standards outlined in that code. Upon endorsing [*7] the *Global Compact Code* each company determines how it will implement the standards. Therefore, I have confidence that the management of Microsoft is capable of determining the necessary steps to implement such principles at the ground level of operations.

**3. Rule 14a-8(i)(6):** Microsoft believes that the proposal is so vague that the company lacks the power or authority to implement the principles. However, the principles are not vague but rather very precise. Implementation of these principles would be no more difficult than those of a company's own worker's Code of Conduct or ethical guidelines. Certainly companies implement principles of their own that outline a code of conduct for workers. The task of implementing the *The US. Business Principles for Human Rights of Workers in*

*China* is no different from that of a company's own code.

In addition to the above arguments, I would like to refer to decision made by the Commission on August 15, 2000 based on the same shareholder proposal *(The US. Business Principles for Human Rights of Workers in China)* filed with Oracle. The SEC's ruled that the proposal did not violate Rule **14a-8(i)(7), Rule 14a-8(i)(3),** and [*8] **Rule 14a-8(i)(6)** (see the attached ruling from the SEC). Consequently, the proposal could not be omitted from the company's proxy materials. Therefore, I urge the SEC to rule accordingly for the proposal I filed with Microsoft.

I thank the members of the Commission for your time and respectfully urge you to allow shareholders of Microsoft the right to vote on this important policy issue at its 2000 Annual Shareholders' Meeting.

Sincerely,

John C. Harrington
President

INQUIRY-2:

**PrestonGatesEllis** LLP

**701 FIFTH AVENUE, SUITE 5000 SEATTLE, WA 98104-7078 TEL:** (206) 623-7580 **FAX:** (206) 623-7022 www.prestongates.com

August 2, 2000

Richard H. Walker
Special Counsel
Stop 4-2
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Shareholder Proposal Submitted to Microsoft Corporation by John C. Harrington**

Dear Mr. Walker,

The Microsoft Corporation ("Microsoft" or the "Company") has received a shareholder proposal requesting that the Company endorse a list of principles entitled "U.S. Business Principles for Human Rights of Workers in China" (the "China Principles") relating to the [*9] Company's and its suppliers' business operations in China. Mr. John Harrington submitted the Proposal (the "Proponent"). A copy of the Proposal is attached as Exhibit A.

By copy of this letter, the Company notifies the Proponent that it intends to exclude the Proposal from the Company's proxy statement and form of proxy for the 2000 annual meeting of shareholders. This letter constitutes the Company's statement of reasons it deems the exclusion to be proper.

On behalf of the Company and in accordance with the Securities and Exchange Act Rule 14a-8, we request that the Division not recommend any enforcement action if the Proposal is excluded for the reasons set forth below. The Company provided us with the factual content of this letter. The annual meeting is scheduled for November 9, 2000. In accordance with paragraph (j) of Rule 14a-8, we have enclosed six copies of this letter and the Proposal.

**The Proposal**

The Proposal states: "The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor standards for China.... As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions [*10] in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles."

**Grounds for Exclusion**

The Company believes the Proposal may properly be excluded from its 2000 proxy materials based on any of the following rules:

I. Pursuant to Rule 14a-8(i)(7) because significant portions of the Proposal are related to the Company's ordinary business operations;

II. Pursuant to Rule 14a-8(i)(3) because the Proposal is vague and misleading; and

III. Pursuant to Rule 14a-b(i)(6) because the Company lacks the power or authority to implement the proposal due to its misleading nature.

**I. The Proposal may be excluded under Rule 14a-8(i)(7)**

The Proposal may be excluded because it relates to the Company's ordinary business operations pursuant to Rule 14a-8(i)(7). According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems [*11] at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees. . ." Pursuant to the amended rules, the Staff determines excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

Taken in its entirety as a single proposal (as it must if the Proponent is not to violate the single-proposal limitation of Rule 14a-8(c)), the very breadth and scope of its individual "principles" demonstrate that the eleven parts cannot be seen as unified into one single proposal. Through its various requirements, the Proposal addresses: 1) prohibitions against slave and prison labor and methods of supplier production; 2) the rates and payment of employee wages and working hours, 3) prohibitions against physical punishment, **[*12]** 4) safety measures, 5) workers' rights, 6) the terms of unionization and collective bargaining, 7) prohibitions against hiring discrimination, 8) hiring and promotions practices, 9) methods of production and environmental safety measures, 10) prohibitions against child labor and 11) requirements for annual progress reports. The only unifying concept underlying the many "principles" raised in the Proposal is that they all relate to the conduct of business in China. Thus, because it blankets virtually every aspect of the Company's business operations, management practices, and production standards, with China as the only link, the Proposal infringes on the Company's "ordinary business" operations.

The Proposal seeks the endorsement by Microsoft of eleven principles, a number of which relate to the Company's ordinary business operations. For example, the second principle calls upon the Company and its suppliers to "adhere to wages that meet workers' basic needs, and to fair and decent working hours. . . ." The Staff has on numerous occasions stated that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to the employer's "ordinary **[*13]** business," and thus that shareholder proposals involving such policies may properly be excluded pursuant to Rule 14a-8(i)(7). *See, e.g.,* Wal-Mart Stores, Inc. (Mar. 15, 1999); Kmart Corp. (Mar. 12, 1999); The Warnaco Group (Mar. 12, 1999); United Technologies Co. (Feb. 19, 1993). *See also* Intel Corp. (Mar. 3, 2000). The Staff has also consistently excluded proposals dealing with management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of employment and employee training and motivation because these issues correctly fall under "ordinary business operations". *See* Unisys Corp. (Feb. 19, 1993). Considering the fact that at least seven of the eleven enumerated "China Principles" are issues dealing directly with "ordinary business operations", the Proposal is excludable under Rule 14a-8(i)(7).

More specifically, the sixth principle calls upon the Company to promote the "freedom of association and assembly, including the rights [of employees] to form unions and to bargain collectively. . . ." This item is inextricably intertwined with policies relating to the ordinary business relationship between management and labor. **[*14]** The recognition of collective bargaining units and the negotiation of wages, hours and working conditions between companies and unions are fundamental business issues that confront all employers. *See, e.g.,* Intel Corp. (Mar. 8, 2000) The Staff has recognized that determinations involving unions and collective bargaining relate to companies' "ordinary business." In Modine Manufacturing Co. (May 6, 1998), involving a proposal to form a committee to develop corporate codes of conduct addressing rights of employees to organize and maintain unions, the Staff agreed that "employment matters for the general workforce, including employee relations, are matters relating to the conduct of ordinary business operations."

The relationship between management and its employees is an integral part of the daily conduct of ordinary business operations. The recognition of a collective bargaining unit, and the negotiation of wages, hours, and working conditions, are fundamental business issues any employer faces. If shareholders adopted this particular proposal, they would be directly interfering with the Company's conduct and administration of the business by dictating a particular avenue of pursuit. **[*15]** Compelling workers by a shareholder vote to form labor unions not only limits the decision-making ability and autonomy of the

Company, but it also removes any choice from the workers themselves, who may not wish to form a collective bargaining unit for their working relationship. *See, e.g.*, Lockheed Martin Corp. (Feb. 1, 1999); UAL, Inc. (Mar.3, 1986). Voting on foreign employees' rights to bargain collectively or unionize is not within the shareholders' power. Labor relations relate directly to ordinary business operations, and should not be subject to a shareholder vote.

The inclusion of human rights issues along with ordinary business matters does not exempt the Proposal from Rule 14a-8(i)(7). The Staff has repeatedly acknowledged that proponents may not circumvent the prohibition on ordinary business matters by bundling them with significant policy issues. *See, e.g.*, Wal-Mart Stores, Inc. (Mar. 15, 1999) (exclusion of proposal requiring company to report on actions it has taken to ensure that its suppliers do not, among other things, use slave or child labor permitted where a single element to be included in the report related to ordinary business matters); Kmart Corp. **[*16]** ( Mar. 12, 1999) and The Warnaco Group (Mar. 12, 1999) (both reaching the same result as Wal-Mart Stores with respect to a similar proposal); Chrysler Corp. (Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters"); Unisys Corp. (Feb. 19, 1993) (the Staff excluded a proposal that included issues dealing with both ordinary business operations and social policy issues); *see also* Intel Corp. (Mar. 8, 2000) (proposal bundling China Principles with environmental standards). These letters also reflect the fact that the Staff does not permit proponents to revise proposals that are excludable under Rule 14a-8(i)(7). Although the Proposal addresses social policy concerns dealing with foreign human rights issues, the bulk of the Proposal relates specifically to matters that are within the Company's power to decide and administer as part of its management of the business. As such, **[*17]** the Proposal in its entirety can be seen as referring to "ordinary business operations". Accordingly, because the Proposal relates to ordinary business matters, the Company may properly exclude the Proposal in its entirety from the 2000 Proxy Materials.

**II. The Proposal may be excluded under 14a-8(i)(3)**

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains impermissibly vague and misleading statements. A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (Jul. 30, 1992). *See also* Bristol-Myers Squibb Co. (Feb. 1, 1999). The Staff has determined that a proposal may be excluded if it involves "vague and indefinite determinations **[*18]** . . . that neither the shareholders voting on the proposal, nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." IDACORP, Inc., (January 24, 2000), quoting, A.H. Belo Corp., (January 29, 1998); Intel Corp. (Mar. 3, 2000). *See, e.g.*, Wendy's International, Inc., (February 6, 1990) (excluding proposal that requested company to "eliminate all anti-takeover measures" because wording was vague and unclear as to which measures and the method that should be used to eliminate them); NYNEX Corp., (January 12, 1990) (excluding proposal requesting the company to not "interfere in government policies of foreign nations" because it was vague and subject to different interpretations).

The Proposal is vague and misleading because shareholders will not understand what they are being asked to consider from the face of the Proposal. The China Principles are characterized in the Proposal as a set of human rights standards. The recitals to the Proposal state that implementing the Proposal merely "commits a company to a widely accepted and thorough set of human rights standards for China, including eleven topics briefly **[*19]** summarized in the recitals. However, one of the enumerated principles relates to implementing "environmentally responsible methods of production that have minimum adverse impact on land, air and water quality," an issue that by most accounts falls outside the scope of "human rights standards." The China Principles include more than just human rights concerns, but shareholders will be unaware of the additional elements encompassing the distinct issue of environmental production standards, a matter that in its own right constitutes a separate policy issue and should be included in a different proposal. By including an issue unrelated to the stated resolution, the Proposal misleads shareholders and should be excluded under Rule 14a-8(i)(3).

The Proposal is also misleading because the shareholders would be unable to determine what actions or measures the China Principles would require if implemented. While the Proposal states that the issue is whether the Company should endorse the China Principles, the Proposal includes only general overviews of suggested modes of conduct without fleshing them out or adding additional explanation. The resulting principles are not dealt with in enough **[*20]** depth to fully inform shareholders of what resulting action the principles would entail. Due to their vague and overbroad language, the principles could be interpreted in a number of different ways depending on individual beliefs and standards. Different people could easily understand the China Principles in very different ways. For instance, phrases like "freedom of association" and "freedom of expression" have been hotly debated in the United States; there is no clear understanding of what activities would and would not be covered.

**III. The Proposal may be excluded under 14a-8(i)(6)**

The Proposal may also be excluded under 14a-8(i)(6) because it is so vague that the company "would lack the power or authority to implement" its principles. A company "lacks the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (Jan. 14, 1992); *Dyer v. SEC. 287 F.2d 773, 781 (8th Cir. 1961)* ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for **[*21]** either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail."); Intel Corp. (Mar. 3, 2000).

The very nature of the China Principles is vague; it is a broad statement of values but it includes no concrete language specifying a method of implementation. If the Proposal were approved, the Company would have no practical guidelines to carry it out. The principles are abbreviated ideas concerning human rights standards, but in recent years these standards have proven extremely complicated to execute in foreign countries. Given the host of unanswered questions raised by the China Principles themselves, shareholders would have widely divergent views of the standard of conduct that would be expected of the Company and its suppliers, and the Company would have no clear standard governing its conduct. For this reason, the Proposal and Supporting Statement are impermissibly vague and indefinite within the meaning of Rule 14a-9, and thus may be properly excluded from the Company's 2000 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

**Conclusion**

Based on the reasons stated above, the Company believes that the Proposal [*22] may be excluded from the 2000 proxy materials. We therefore respectfully request that the Commission not recommend any enforcement action if the Proposal is excluded from the Company's 2000 Proxy Statement.

Should the Division have any questions or comments regarding this filing, please contact the undersigned at (206) 623-7580. Please acknowledge receipt of this filing by date stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed stamped envelope.

Thank you for your consideration of these matters.

Very truly yours,

PRESTON GATES & ELLIS LLP

By Richard B. Dodd

**ATTACHMENT 1**

**US BUSINESS PRINCIPLES FOR HUMAN RIGHTS**

**OF WORKERS IN CHINA**

WHEREAS: our company's business practices in China respect human and labor rights of workers. The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws.

(1) No goods [*23] or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall prohibit any police or military presence designed to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not **[*24]** face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity or region of origin.

(8) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(9) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(10) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(11) We will issue annual statements to the Human Rights for Workers in China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

RESOLVED: Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

**[*25]**

SUPPORTING STATEMENT: As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards or fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

**ATTACHMENT 2**

**HARRINGTON**

**INVESTMENTS, INC.**

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923

HARRINV@NAPANET.NET

May 18, 2000

William H. Gates
Microsoft
Chairman of the Board & CEO
One Microsoft Way, Building 8
North Office 2211
Redmond, WA 98052-6399

Dear Mr. Gates:

Harrington Investments, Inc. is a registered investment advisor managing over $ 165 million in assets for individuals and institutions concerned with a social as well as financial return. I am writing on behalf of my clients who collectively bold over 70,000 shares of Microsoft and are concerned about human rights issues, including low wages and dangerous working conditions existing in factories in China.

My clients strongly believe that U.S. companies doing business throughout the world should adopt a labor code of conduct that is easily implemented and rigorously enforced. **[*26]** We feel it is important for U.S. companies to ensure the human rights of workers producing products purchased by U.S. consumers.

According to information obtained from your website, Microsoft has offices, labs, factories, contractors and subcontractors in China. Yet, there was little or no information in English about whether or not there is an existing Code of Conduct. Recently Harrington Investments, Inc. endorsed the *US Business Principles for Human Rights of Workers in China*, which are labor principles launched by Global Exchange, the International Labor Rights Fund, and Human Rights in China. These principles are designed to ensure that our business practices in China respect human rights and provide adequate labor standards. We believe these principles to be quite thorough, easy to understand and implement. Other companies, such as Levis Strauss, Reebok, Nike and Mattel have already endorsed these principles. Furthermore, Intel has agreed to participate in "Working Group" sessions organized to share resources and to learn more about the *US Business Principles for Human Rights of Workers in China*. We would like to see our Company do the same.

Therefore, as beneficial **[*27]** owner of 450 shares of Microsoft, I am filing the attached shareholder proposal for inclusion in the company's 2000 proxy materials, pursuant to rule 14-a-8 of the Securities and Exchange Commission. A statement of proof of ownership is enclosed. As an investor of Microsoft, I hope to see our company represent the highest standards of corporate responsibility.

If you desire to discuss the *US Business Principles for Human Rights of Workers in China*, or the proposal prior to your deadline for printing the proxy statements, please contact me. Medea Benjamin at the non-profit organization, Global Exchange (415) 255-7296 is also available for your questions or concerns.

Sincerely,

John C. Harrington
President

*2000 SEC No-Act. LEXIS 808*

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-8(i)(5), 14a-8(i)(6), 14a-8(i)(7), 14a-8(i)(10)

August 15, 2000

**[*1]** Oracle Corporation

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 15, 2000

Response of the Office of the Chief Counsel
Division of Corporation Finance

Re: Oracle Corporation
Incoming letter dated June 19, 2000

The proposal requests that the board of directors make all possible lawful efforts to implement and/or increase activity on principles "defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws."

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the **[*2]** proposal is "otherwise significantly related" to Oracle's business. Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Theresa Regan
Special Counsel

INQUIRY-1:
ORACLE(R)

Oracle Corporation

500 Oracle Parkway

M/S 5op7

Redwood Shores

California 94065

phone 650.506.5500

fax 650.633.1813

August 1, 2000

**VIA FACSIMILE AND OVERNIGHT COURIER**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, **[*3]** N.W.
Washington, D.C. 20549

**Re: Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposal of The Vanguard Public Foundation**

Ladies and Gentlemen:

This letter is in reply to the letter from Harrington Investments ("Harrington") to the Staff, dated July 25, 2000 ("Harrington's Letter"), regarding the stockholder proposal and statement in support thereof (the "Proposal") of The Vanguard Public Foundation (the "Proponent"). The Proposal seeks to have Oracle Corporation (the "Company") adopt *The US. Business Principles for Human Rights of Workers in China* (the "Principles") relating to the Company's business operations in China.

This letter supplements our letter to the Staff, dated June 19, 2000 (the "June 19th Letter"), requesting that the Staff concur in our opinion that the Proposal may be properly excluded from the proxy statement and form of proxy for the Company's 2000 Annual Meeting of Stockholders (collectively, the "2000 Proxy Materials"). We believe that Harrington's Letter fails to refute our analysis in the June 19th Letter and the following highlights some of the more significant gaps in Harrington's Letter:

. In Section 1, Harrington states [*4] that the Proposal is significantly related to the Company's business activities because certain "highly publicized aspects make any business involvement in China a highly significant matter." n1 This implies that due to certain highly publicized events, any business involvement in China would be significant to a company's business. We do not agree. As a Company that had less than 2% of its assets, net earnings and revenues in China in fiscal 1999 and less than 1% in fiscal 2000, we do not believe that Harrington's Letter demonstrates the required meaningful relationship to the Company's business. The Company's operations in China are not particularly unique in any way because the Company performs similar tasks in many other countries throughout the world. Moreover, Harrington's Letter further evidences that the Proposal relates to human rights violations in the context of manufacturing. n2 Because the Company's primary business is the development and licensing of software and the Company does not engage in any type of manufacturing contemplated by the Proposal (in China or elsewhere), the Proposal is not significantly related to the Company's business (*See* Paragraph I of our June [*5] 19th Letter). n3 Accordingly, because the Proposal relates to operations which account for less than 5% of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business, the Proposal may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(5).

. In Section 2, Harrington states that the Proposal does not deal with matters relating to the Company's ordinary business. This is in direct conflict with Harrington's statement in Section 1, where Harrington admits that the Proposal is "intended to cover *all* activities of companies operating in the People's Republic of China." Because the Proposal is intended to cover all of the Company's activities, it cannot avoid impermissibly treading on the Company's ordinary business operations. The Staff has concurred that proponents may not circumvent the prohibition on ordinary business matters by bundling them with significant policy issues. Accordingly, because the Proposal is intended to "cover *all* activities" and will certainly relate to the Company's ordinary business, the Proposal may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(7).
[*6]

. In Section 3, Harrington states that *The Oracle Code of Ethics and Business Conduct* fails to substantially implement the Proposal. Our June 19th Letter details how *The Oracle Code of Ethics and Business Conduct*, the *Employee Handbook* for China employees and other Company policies constitute a comprehensive set of policies relating to and substantially implementing each of the Principles raised in the Proposal. Furthermore, the Company's untarnished track record in China and other global operations support its claim that (i) the Company has already substantially (if not fully) implemented the Proposal and (ii) no further action by the Company is necessary. Thus, the Proposal may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(10).

. In Section 3, Harrington states that *The Oracle Code of Ethics and Business Conduct* does not address certain Principles of the Proposal. We note that while the Company can demonstrate that it has already implemented the Proposal, the Proposal, as drafted, may also be properly excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is so vague and indefinite that it goes beyond the Company's ability [*7] to effectuate. A proposal is sufficiently vague and indefinite to justify its exclusion under Rule 14a-8(i)(3) where neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *Bristol-Myers Squibb Co.* (available Feb. 1, 1999). A proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) if it deals with a matter beyond the registrant's power to effectuate. In the Staffs view, a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken. *Int'l Business Machines Corp.* (available Jan. 14, 1992). For example, with respect to the Proposal, Principle 5 states that the Company and its suppliers shall prohibit any police or military presence designed to prevent workers from exercising their rights. The Chinese government governs the police and military. How can the Company prohibit the police or military? The Company has no such authority or power. Principle 6 states that the Company shall **[*8]** promote freedom from arbitrary arrests or detention among its employees and the employees of its suppliers. How can the Company promote such freedom? What constitutes an arbitrary arrest or detention? Given the host of unanswered questions raised by the Proposal, stockholders of the Company would have widely divergent views of the standard of conduct that would be expected of the Company and its suppliers, and the Company would have no clear standard governing its conduct. For these reasons, the Proposal is impermissibly vague and indefinite and, thus, may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

n1 The "highly publicized aspects" include (a) China representing the world's largest population, (b) China being a candidate for membership in the World Trade Organization and (c) China receiving approval by the U.S. House of Representatives regarding U.S. extension of Permanent Normal Trade-Relations.

n2 Attachment C to Harrington's Letter contains writings titled (a) *Outlaw Purchase of Slave-Made Goods by the University of California, California State University, Community Colleges, and K-12 School Districts* and (b) *Proposed Policy on Procurement of Foreign-Made Equipment, Materials, or Supplies Produced by Forced, Convict, or Indentured Labor.* Attachment D to Harrington's Letter contains writings titled (a) *Why Doesn't Congress Pressure China to Stop its Human Rights Abuses* (discussing the subject of importing slave made goods in Chinese factories) and (b) *Trade Deficits with China Detrimental to U.S.* (discussing forced labor in Chinese factories).

[*9]

n3 Harrington attempts to demonstrate that the Proposal is somehow significantly related to the Company's business by referencing the imprisonment of a computer software businessman, Lin Hai; however, Lin Hai's imprisonment had nothing to do with his employment, rather, the Chinese government imprisoned him for inciting the overthrow of the state. This isolated and unrelated incident fails to establish any significant relationship between the Proposal and the Company's business (or any business, for that matter) because, even if the Company were to adopt the Proposal, the Company could not prevent government imprisonment.

We reaffirm our view that the Proposal (i) relates to operations which account for less than 5% of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business and may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(5), (ii) relates to the Company's ordinary business operations and may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(7), and (iii) has been substantially implemented and may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(10). **[*10]** Finally, we believe the Proposal is impermissibly vague and indefinite and, thus, may also be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

For the foregoing reasons and our reasons set forth in our July 19th Letter, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2000 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein or in our June 19th Letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. Please do not hesitate to call me at (650) 506-5500, or Cisco Villalta, Corporate Counsel, at (650) 506-5100, if we may be of any further assistance in this matter.

Sincerely,

Daniel Cooperman
Senior Vice President,
General Counsel & Secretary

INQUIRY-2:
HARRINGTON

INVESTMENTS, INC.

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923

HARRINV@NAPANET.NET

July 25, 2000

Office of Chief Counsel
Division of Corporate Finance
Securities **[*11]** and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**RE: Stockholder Proposal of the Vanguard Public Foundation**

Ladies and Gentlemen:

This letter is in response to the June 19, 2000 letter from Oracle Corporation, which filed a request to exclude from its proxy material statement and form of proxy for the Oracle Corporation's 2000 Annual Meeting of Shareholders, a stockholder proposal and supporting statement filed by Harrington Investments on behalf a client, the Vanguard Public Foundation. The shareholder resolution requests Oracle Corporation to adopt *The U.S. Business Principles for Human Rights of Workers in China.*

Oracle seeks to exclude the shareholder resolution from their proxy material based on: 1. Rule 14a-8(i)(5); 2. Rule 14a-8(i)(7); and 3. Rule 14a-8(i)(10). We are requesting that the Commission *not* allow Oracle to exclude the resolution from its proxy materials for the following reasons.

**1. Rule 14a-8(i)(5):** Oracle argues that the proposal is not significantly related to the company's business and that its "operations in China are limited to sales, education, consulting, technical support and administration **[*12]** and constitute less than 2% of its operations in terms of assets, net earnings and revenues." This is clearly the contrary, those operations significantly relate to the company's total business and although the company's operations in China amount to 2% of total operations, they are *not* insignificant. China represents the world's largest population, and as a candidate for membership in the World Trade Organization (WTO), it stands to be an enormous market potential for U.S. corporations, including Oracle. Oracle has already begun to operate in China and business operations are continuously growing. This growth represents the greater Asian national economies and a globally recognized expanding economy that has recently become a major trading and investment partner of the United States. In addition, China has recently received approval by the United States House of Representatives regarding U.S. extension of Permanent Normal Trade Relations (PNTR). These highly publicized aspects make any business involvement in China a highly significant matter, not only to Oracle but other U.S. companies as well.

By providing software sales, education, consulting, and technical support and administration, **[*13]** Oracle is a strategic technology and business partner to the Chinese government and state corporations, which is clearly significantly

Nations Covenants on Economic, Social and Cultural, and Civil and Political Rights are intended to cover *all* activities of companies operating in the People's Republic of China, regardless of the extent of their operations.

It is also important to note that the term "facilities" used throughout the proposal relates to any facility in which Oracle has operations, not just manufacturing, but sales, distribution, marketing, administration, etc., essentially anywhere Oracle Corporation employs workers. No industry in China escapes human and labor rights issues. For example, reported in Amnesty International's Report 2000, Lin Hai, a 30 year old computer software businessman was imprisoned for "subversive" use of the internet and was charged with "inciting the overthrow of the State" (attachment A). Moreover, this **[*14]** resolution is not only being introduced to Oracle, but to numerous technology companies with a variety of operations in China, not limited to manufacturing.

**2. Rule 14a-8(i)(7):** The company argues that the proposal deals with matters relating to ordinary business operations. However, the overall policy issue addressed by this proposal is far from ordinary business decisions but rather relates to *extraordinary* matters. The proposal applies to the treatment of Oracle employees in China, where numerous human and labor rights violations of Chinese workers have consistently been a hot issue in the media (attachment B), before the United Nations, numerous agencies and affiliated UN organizations, the WTO, and other trade-related organizations. Additionally, human and labor rights issues have been the subject of extensive coverage and review not only by the California State University system & State of California (attachment C), but also the U.S. State Department and the U.S. Congress (attachment D).

Although China has decent wage, hour, health and safety laws, most if not all are routinely ignored by transnational corporations doing business in China. Human Rights in China [*15] were the subject of extensive debate recently when the U.S. House of Representatives approved PNTR. U.S. business operations in China are considered a highly significant social matter, definitely not considered ordinary. This proposal relates to overall corporate policy in China and not "ordinary business."

In the past, the Securities & Exchange Commission has ruled important issues that relate to business operations in South Africa & Burma as *extraordinary matters*, thereby allowing the shareholder proposals to remain on the proxy statement. However, there is much more U.S. corporate involvement in China than either South Africa or Burma and therefore, the economic impact of such involvement is far greater; making these extraordinary matters highly significant for U.S. businesses operating in China. As proponents of the proposal and shareholders of Oracle, we do not want the company to find itself ill-prepared and tangled in the middle of these matters or debates.

**3. Rule 14a-8(i)(10):** Oracle asks the Commission to omit our proposal pursuant this rule because they believe the company has already "substantially implemented" the elements of the proposal. Oracle Corporation [*16] has in no way "substantially implemented" this proposal. My letter (attachment E) sent to the company, dated May 9, 2000, describes how *The Oracle Code of Ethics and Business Conduct* (attachment F) not only differ from that of *The US. Business Principles for Human Rights of Workers in China*, but lack many of the key principles pointed out in the proposal. It is clear that Oracle's code, particular policies and practice procedures do not compare favorable with the guidelines of our shareholder proposal.

*The Oracle Code of Ethics and Business Conduct* does not prohibit bonded labor or forced labor, corporal punishment, physical, sexual or verbal abuse, or harassment of workers; discrimination based on labor, political or religious activity, or involvement in demonstrations, past records of arrest or internal exile for peaceful protest, for non-violent social or political change, or equal opportunity with regard to pregnancy. Furthermore, there is no mention of the prohibition of police or military presence to prevent workers from exercising their rights and no mention in the "Code" of environmental responsibility or providing the freedom of association and assembly, including [*17] the rights to form unions and to bargain collectively, or freedom of expression and freedom from arbitrary arrest or detention. Unfortunately, most of the "Code" is broad, non-specific, and general. While we applaud the company's efforts in the past, clearly there is a lack of a comprehensive company policy that relates to the social & ethical issues that face workers in the People's Republic of China. Thus, it is clear that the Oracle has not substantially implemented the points of the proposal.

In addition, the Securities and Exchange Commission has upheld shareholder resolutions in the past that deal with "codes of conduct" such as, the CERES Principles, Vendor Standards, the Sullivan Principles, and the McBride Principles. These resolutions have asked companies to endorse their code of conduct regardless of whether or not the company already had a existing code of conduct. Similarly, *The U.S. Business Principles for Human Rights of Workers in China* is a human and labor rights code of conduct for workers in China.

Even though the company (attachment G, page 10) reports that there have been "no reported incidents of physical, sexual, or verbal harassment..." "...police have [*18] not entered any of the Company's facilities in China to prevent or otherwise disrupt any actions by employees exercising their rights," "there have been no claims of discrimination...," and that according to the company, none of their facilities in China employ child labor, we can see no reason why the company should not clearly, in writing, adopt a policy preventing such acts.

Harrington Investments, Inc., and the Vanguard Foundation respectfully urge the Commission to allow shareholders of Oracle Corporation the right to vote on this important policy issue at its 2000 Annual Shareholders' Meeting.

Sincerely,

John C. Harrington
President

**ATTACHMENT**

HARRINGTON

INVESTMENTS, INC.

**US BUSINESS PRINCIPLES FOR HUMAN RIGHTS**

**OF WORKERS IN CHINA**

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923

HARRINV@NAPANET.NET

**WHEREAS:** our company's business practices in China respect human and labor rights of workers. The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization, the United Nations [*19] Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall prohibit any police or military presence designed to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights **[*20]** to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity or region of origin.

(8) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(9) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(10) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(11) We will issue annual statements to the Human Rights for Workers in China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

**RESOLVED:** Stockholders request **[*21]** the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

**SUPPORTING STATEMENT:** As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

INQUIRY-3:

ORACLE(R)

Oracle Corporation

500 Oracle Parkway

M/S 5op7

Redwood Shores

California 94065

phone 650.506.5500

fax 650.633.1813

June 19, 2000

**VIA OVERNIGHT COURIER**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Securities Exchange Act of 1934, Rule 14a-8; Stockholder Proposal of The Vanguard Public Foundation**

Ladies and Gentlemen:

This letter is to inform you that Oracle Corporation (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2000 Annual Meeting of Stockholders (collectively, the "2000 Proxy Materials") a stockholder proposal and statement in support **[*22]** thereof (the "Proposal") received from The Vanguard Public Foundation (the "Proponent"). The Proposal seeks to have the Company adopt *The US. Business Principles for Human Rights of Workers in China* (the "Principles") relating to the Company's business operations in China. The Proponent's letter, dated May 9, 2000, setting forth the Proposal, is attached hereto as Atose related to wages, corporal

punishment and child labor, arose in the context of well-publicized conditions and practices found in certain segments of the apparel and other low-wage industries operating in various Asian countries. By contrast, the nature of the Company's operations in China is technology-intensive and necessarily requires highly skilled, well-educated professional employees. We believe that it would not be appropriate to adopt the Principles because the Company's China operations simply do not pose the types of situations addressed by the Principles. Moreover, the Company currently **[*23]** adheres to policies that sufficiently address the concerns of the Principles. This letter discusses these matters in greater detail.

We hereby respectfully request that the Staff of the Division of Corporation Finance concur in our opinion that the Proposal may be properly excluded from the 2000 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2000 Proxy Materials. The Company intends to file its definitive 2000 Proxy Materials with the Commission on September 11, 2000. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not less than 80 days before the Company intends to file its 2000 Proxy Materials with the Commission.

As discussed more fully below, we believe that the Proposal may properly be excluded from the 2000 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(5), because the Proposal relates to operations which account for less than 5% of the Company's **[*24]** total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business;

2. Rule 14a-8(i)(7), because significant elements of the Proposal relate to the Company's ordinary business operations; and

3. Rule 14a-8(i)(10), because the Proposal has been substantially implemented.

**I. RULE 14a-8(i)(5) - THE PROPOSAL IS NOT SIGNIFICANTLY RELATED TO THE COMPANY'S BUSINESS.**

The Proposal may be properly excluded pursuant to Rule 14a-8(i)(5), which permits the exclusion of a proposal that relates to operations which account for less than 5% of a company's total assets at the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

The Company's operations in China are not significant economically within the meaning of Rule 14a-8(i)(5). The Company's operations in China are limited to sales, education, consulting, technical support and administration. Less than 300 of the Company's more than 42,000 employees are in China. The Company's operations in China constitute less than 2% of its operations in terms **[*25]** of assets, net earnings and revenues; thus, the insignificant nature of the Company's operations in China brings the Proposal squarely within the intent of Rule 14a-8(i)(5).

We are aware that the Staff has required certain stockholder proposals dealing with social issues to be included in proxy materials even where the foregoing economic thresholds are not met. However, in each case, there has been some significant relationship between the proposal and the company's business activities. *See Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554 (D.D.C. 1985)* (a proposal may be significantly related to a company's business even if the operations related to the proposal do not exceed the economic tests). In particular, a proposal affecting operations with a significant level of sales (but below the bright-line economic thresholds) may be "otherwise significantly related" to the company's business if the proposal has ethical or social significance. *Id at 561.* However, a proposal that is "ethically significant in the abstract but [has] no meaningful relationship to the business" may be excluded. *Id at 561 n. 16.* **[*26]** The Staff recently issued several no-action letters under Rule 14a-8(i)(5) (and under predecessor Rule 14a-8(c)(5)) allowing the exclusion of the proposal where, despite its ethical or social significance, there was no meaningful relationship to the company's business. See, e.g., *Eli Lilly and Company* (available February 2, 2000); *J.P. Morgan & Co., Inc.* (available February 5, 1999); *BellSouth Corp.* (available February 19, 1998); *La Jolla Pharmaceutical Company* (available February 18, 1997); *Atlantic Richfield Company* (available January 28, 1997).

The overriding ethical or social significance of the Proposal appears to be the workplace environment and rights of production or manufacturing employees in China. *See, e.g.,* Principles 1, 4 and 9 and the supporting statement. Principle 10 also suggests the foregoing in that it prohibits the use of child labor, a practice that has been found in the apparel and other low-wage industries in various Asian countries. n1

n1 *See also* letters from Proponent's advisor ("Advisor"), dated February 9, 2000 and May 9, 2000, attached hereto as Attachment B stating "[we] feel it is important for U.S. companies to ensure human rights of workers producing products purchased by U.S. companies... Workers' human and labor rights have repeatedly been violated in such countries, and often this has occurred in U.S. corporate factories or factories of American companies." Proponent's Letter states that he is concerned with dangerous working conditions existing in factories in China. **[*27]**

The Company's primary business is the development and licensing of software and the Company does not engage in any type of production or manufacturing contemplated by the Proposal (in China or elsewhere) and the Company certainly does not use child labor. n2 The Company operates in China through its wholly-owned Chinese subsidiary which licenses software products developed in the United States from the Company. The sole functions of the Chinese subsidiary are to distribute such software products in China and provide customer support for the same. Almost without exception, the Company's employees in China are professionally skilled personnel in important parts of the Company's business, like sales, education, consulting, technical support and administration. In addition, except for purchases made by Company representatives in China, the Company does not purchase any goods directly from suppliers in China. Virtually all of the goods purchased by Company representatives in China are standard office supplies, and such products clearly are not significantly related to the Company's business of providing software.

n2 Advisor incorrectly states in his letter that the Company has labs and factories in China. Further, Advisor appears to have mistakenly grouped the Company with other companies that manufacture products in China, including Levis Strauss, Reebock, Nike and Mattel. **[*28]**

Accordingly, because the Proposal does not have the requisite "meaningful relationship" to the Company's business, we believe that we may properly exclude it in its entirety from the 2000 Proxy Materials.

**II. RULE 14a-8(i)(7) - THE PROPOSAL DEALS WITH MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.**

The Proposal may also properly be excluded pursuant to Rule 14a-8(i)(7), which permits the exclusion of a proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998)(the "1998 Release"). The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals, including, in particular, proposals relating to "the management of the workforce, such [*29] as the hiring, promotion, and termination of employees..." Importantly, although it reversed the Staffs position in *Cracker Barrel Old Country Stores, Inc.* (available October 13, 1992) with respect to the automatic exclusion of employment-related stockholder proposals raising social policy issues, the 1998 Release specifically stated that "reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations." Pursuant to the 1998 amendments to Rule 14a-8, the Staff will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

Here, the Proposal seeks the endorsement of principles relating to a variety of different topics, a number of which relate to the Company's ordinary business operations. For example, Principle 2 instructs the Company and its suppliers to "adhere to wages that meet workers' basic needs, fair and decent working hours...." It is difficult to conceive of a more ordinary business decision than [*30] the determination of employees' wages and hours. On numerous occasions, the Staff has concurred in the opinion that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to the employer's "ordinary business," and, thus, that stockholder proposals involving such policies may properly be excluded pursuant to Rule 14a-8(i)(7). *See, e.g., Wal-Mart Stores, Inc.* (available March 15, 1999); *Kmart Corp.* (available March 12, 1999); *The Warnaco Group* (available March 12, 1999).

Similarly, Principle 6 calls upon the Company to promote the "freedom of association and assembly, including the rights [of employees] to form unions and bargain collectively...." While the Company certainly supports the exercise by employees of all of their rights, this item is inextricably intertwined with policies relating to the ordinary business relationship between management and labor. The recognition of collective bargaining units and the negotiation of wages, hours and working conditions between companies and unions are fundamental business issues that confront all employers. The Staff, too, has acknowledged that determinations involving unions [*31] and collective bargaining relate to companies' "ordinary business." See, e.g., *UAL, Inc.* (available March 3, 1986); *see also Modine Manufacturing Co.* (available May 6, 1998)(proposal to form committee to develop corporate code of conduct addressing right of employees to organize and maintain unions held excludable as relating to "ordinary business").

Although certain of the topics addressed in the Principles may touch upon significant policy issues, these are interspersed with other "principles" that clearly relate to ordinary business matters that do not raise significant policy issues. In fact, taken in its entirety as a single proposal (as, indeed, it must if the Proponent is not to violate the single-proposal limitation of Rule 14a-8(c)), the very breadth and scope of its individual "principles" demonstrate that the Proposal necessarily relates to the Company's "ordinary business" operations. Through its various requirements, the Proposal addresses not just prohibitions against slave and child labor, but also the rates and the payment of employee wages; it covers not just hiring and promotion practices, but also occupational health and safety considerations; it seeks to [*32] dictate not only the terms of unionization and collective bargaining, but also methods of production and environmental safety measures; it relates not just to the

Company's operations, but also to those of its suppliers. In short, the only unifying concept underlying the many "principles" raised in the Proposal is that they all relate to the conduct of business in China. Thus, because it blankets virtually every aspect of doing business in China, the Proposal cannot avoid impermissibly treading on the Company's "ordinary business" operations.

The Staff has on a number of occasions concurred that proponents may not circumvent the prohibition on ordinary business matters by bundling them with significant policy issues. *See, e.g., Wal-Mart Stores, Inc.* (available March 15, 1999)(exclusion of proposal requiring company to report on actions it took to ensure that its suppliers do not, among other things, use slave or child labor permitted where a single element to be included in the report related to ordinary business matters); *Kmart Corp.* (available March 12, 1999) and *The Warnaco Group* (available March 12, 1999)(both reaching the same result as *Wal-Mart Stores* with respect [*33] to a similar proposal); *Chrysler Corp.* (available February 18, 1998)(proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters"). These letters also indicate that the Staff does not permit proponents to revise proposals that are excludable under Rule 14a-8(i)(7). Accordingly, because the Proposal relates to ordinary business matters, we believe that we may properly exclude it in its entirety from the 2000 Proxy Materials.

**III. RULE 14a-8(i)(10) - THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.**

The Proposal may also properly be excluded pursuant to Rule 14a-8(i)(10), which permits the exclusion of a proposal when a company has already "substantially implemented" the elements of the Proposal. n3 The 1998 Release notes that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (August 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 [*34] interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 28, 1991).

n3 We note in this regard, however, that to the extent some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portion of a proposal in order to properly exclude the balance as well. See *Exxon Corp.* (available February 28, 1992)(proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under 14a-8(c)(10)).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (available February 8, 1995)(proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable [*35] as moot); *see also The Gap, Inc.* (available March 8, 1996). As discussed below, the Company's current policies compare favorably with and, in many cases, go beyond the standards set forth in the Principles, demonstrating that the Company has substantially implemented the Proposal, rendering the Proposal moot.

The Company has adopted *The Oracle Code of Ethics and Business Conduct* (the "Code"), the *Employee Handbook* for China employees (the "Handbook") and other policies, collectively which constitute a comprehensive set of policies relating to and substantially implementing each of the Principles raised in the Proposal. Collectively, these policies constitute the Company's official position on issues concerning employees and the workplace environment.

The Code, the Handbook and such other Company policies set forth the following minimum expectations relating to employees and the workplace environment in China that substantially address the substance of the Proposal and each of the Principles:

. Nondiscrimination and diversity: The Company believes in treating each employee and applicant for employment fairly, equitably and with dignity. The Company does not discriminate **[*36]** based on personal preference or physical characteristics and its policy is to provide equal employment opportunity without regard to race, religion, national origin, sex, age, physical disability, marital status or sexual orientation. The Company believes in cultivating an environment that is inclusive of all employees by using effective communication skills and demonstrating mutual respect.

. Harassment-free workplace: The Company's policy is to provide a work environment free from sexual harassment.

. Open communication: The Company makes it clear that adherence to its policies carries the highest priority worldwide. The Company supports an "open door" policy that encourages employees to embrace open, honest and regular communication and to raise work-related concerns with all levels of management or a Human Resources representative. Management and Human Resources are required to make themselves available to employees who have questions, problems or concerns and to promptly address such employees. Furthermore, the Company's policy is that reports made by employees will be handled as confidentially as possible. No employee will suffer retaliation by the Company because **[*37]** of a report made in good faith. The managing director or branch managers and employees from different groups meet regularly on a monthly basis to address the employees' work-related suggestions and concerns. Also, employees participate in a work "social club" to provide outdoor group activities and enhance team spirit and communication.

. Compensation, benefits and hours: The Company participates in a number of salary surveys conducted by organizations specializing in remuneration consulting. Similar jobs are matched and compared in terms of salary and benefits, and salary and benefit trends are analyzed. This market information forms the basis upon which the Company sets its salary ranges. All employees are eligible for salary increases once a year. Salary increases are influenced primarily by an employee's work performance and comparable market salaries. The compensation paid and hours worked by the Company's employees in China are fair and commensurate with the high-skilled nature of the work they perform. In fact, the average salary of the Company's employees in China is 1600% greater than the average salary in China. Benefits provided to such employees include medical, **[*38]** permanent total disablement and accidental death and dismemberment insurance. In compliance with local legal requirements, the Company follows the standard of eight working hours per day and 40 working hours per week.

. Environmental health: Although the nature of the Company's primary product (software) is such that it does not produce harmful waste or by-products, the Company makes great efforts to protect the environment by promoting environmental good practice in minimizing resource utilization, focusing on substantial resources, minimizing and recycling waste and other activities.

. Compliance with laws: The Company's policy is to comply with all laws applicable to its business, wherever conducted. The Company makes it the responsibility of each employee to meet this obligation. Managers must ensure that employees read the Code and understand the importance of complying with it and applicable laws. The Company encourages employees to contact its Legal Department to ensure that the Company and its employees are in compliance with the Code and observing prevailing laws.

. Suppliers: The Company contractually obligates its suppliers to comply with applicable laws. **[*39]** For example, the Company's standard terms and conditions for its purchase orders include a "compliance with laws" provision that provides that the supplier agrees to comply fully with all laws, including, but not limited to, the laws and regulations concerning nondiscrimination in employment and equal opportunity.

Finally, the Company's core values set forth in the Code and elsewhere include its commitments to:

. Integrity: Company employees demonstrate honesty and sound ethical behavior in all business transactions and personal integrity in all dealings with others.

. Mutual Respect: Company employees consistently treat individuals with respect and dignity.

. Teamwork: Company employees work together as a team for the collective interests of the Company.

. Communication: Company employees share information widely and effectively with each other.

. Innovation: Company employees seek innovative and creative approaches to problem solving.

. Quality: Company employees make excellence and quality a part of day-to-day work processes and seek continuous improvement in all they do.

. Fairness: Company employees are committed to dealing fairly **[*40]** with one another.

. Compliance: Company employees comply with all laws and regulations that govern the Company's business.

. Business Conduct: Company employees observe the standards that have been established by the Company and act ethically in their approach to business decisions.

. Community: The Company is aware of its ability and responsibility to make a difference in the global community.

In addition to having adopted these policies which compare favorably with or go beyond the actions called for under the Principles, the Company continues to actively enforce and promote the implementation by employees of such policies firm-wide. The following facts further demonstrate that the Company has substantially implemented the Proposal as it applies to the Company's operations in China:

. There have been no reported incidents of physical, sexual or verbal abuse or harassment since the start of the Company's operations in China in 1991.

. At no time since the Company opened its operations in China have the police or military entered any of the Company's facilities in China to prevent or otherwise disrupt any actions by employees exercising their rights.

. [*41] There have been no claims of discrimination of any sort with respect to hiring, remuneration or promotion.

. None of the Company's facilities in China (or elsewhere, for that matter) employ child labor in violation of local minimum age laws and requirements.

Accordingly, the foregoing amply demonstrates, first, that the Company has already adopted policies and principles covering the same subject matter as the Proposal and, second, that the Company's track record in China supports its claims that the Company has implemented and continues to enforce those policies and principles. To the extent that the Proposal applies to the Company's operations in China, the Company has clearly "substantially," if not fully, implemented it. Thus, we believe that we may properly exclude the Proposal from the 2000 Proxy Materials.

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2000 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth [*42] herein, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. Please do not hesitate to call me at (650) 506-5500, or Cisco Villalta, Corporate Counsel, at (650) 506-5100, if we may be of any further assistance in this matter.

Sincerely,

Daniel Cooperman
Senior Vice President,
General Counsel & Secretary

**ATTACHMENT A**

HARRINGTON

INVESTMENTS, INC.

P.O. BOX 6108 NAPA, CALIFORNIA 94501-1108 707-252-6166 800-788-0154 FAX

707-257-7923

HARRINV@NAPANET.NET

May 9, 2000

Lawrence J. Ellison, Chairman of the Board and CEO
Oracle
500 Oracle Parkway Street
Box 659506
Redwood City, CA 94065

Dear Mr. Ellison:

Harrington Investments, Inc. is a registered investment advisor managing over $ 170 million in assets for individuals and institutions concerned with a social as well as a financial return. I am writing to you on behalf of my clients who hold over 21,000 shares of Oracle. My clients strongly believe that U.S. companies doing business throughout the world should adopt a labor code of conduct that is easily implemented and rigorously enforced. We feel it is important for U.S. companies to ensure the human rights **[*43]** of workers producing products purchased by U.S. consumers.

You may recall my letter dated February 9, 2000 inquiring about our company's Code of Conduct for workers in China. Thank you for the recently received copy of *The Oracle Code* of Ethics and Business Conduct sent to me by Derek Williams, Senior Vice President, Asia Pacific Division. Although this code provides a general overview for business practices, I feel that important human rights and labor issues were not covered by the company's codes. This is especially important for companies, such as Oracle, who have operations and/or subcontractors in other parts of the world where democratic rights and freedom are not guaranteed. Workers' human and labor rights have repeatedly been violated in such countries, and often this has occurred in U.S. corporate factories or factories of American companies. I would like to see our company's codes include and implement important principles to ensure that all workers, in all parts of the world, are provided safety and guaranteed the right to human decency.

The *US Business Principles for Human Rights of Workers in China* are a good set of labor and human rights principles that address **[*44]** such issues. They are defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil and Political Rights. They have been signed by the Chinese government and are included in China's national laws. On the other hand, *The Oracle Code* of Ethics and Business Conduct makes no mention of the prohibition of the following which are all included in the *US Business Principles for Human Rights of Workers in China:*

. bonded labor, forced labor, prison camps, or reform through labor or re-education through labor programs
. fair wages that meet basic needs or decent working hours established by China's national labor laws
. corporal punishment as well as any physical, sexual or verbal abuse or harassment of workers
. police or military presence designed to prevent workers from exercising their

rights
. discrimination of Equal Opportunity with regard to pregnancy, although Oracle's Code of Conduct mentions physical disabilities that are not mentioned in the China Principles
. discrimination based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for **[*45]** peaceful protest, or membership in organizations committed to non-violent social or political change
. child labor, at a minimum complying with guidelines on minimum age for employment within China's national labor laws

Also, there is no mention of:
. environmental responsibility
. freedom of association and assembly, including the rights to form unions and to bargain collectively, freedom of expression, and freedom from arbitrary arrest or detention

My clients and other concerned shareholders would like to see our company make all possible lawful efforts to adopt, implement and enforce the *US Business Principles for Human Rights of Workers in China.* We would like Oracle to be considered a leader in its industry for protecting the human and labor rights of its workers in China.

Please contact me if you wish to discuss this matter or my clients' attached shareholder proposal for inclusion in the Company's 2000 proxy material. I thank you in advance for your prompt attention to this matter.

Sincerely

John C. Harrington
President

**ATTACHMENT B**

May 9, 2000

The Vanguard Public Foundation
C/o Harrington Investments, Inc.
1001 Second Street, Suite 325
Napa, **[*46]** CA 94559

Lawrence J. Ellison, Chairman of the Board and CEO
Oracle
500 Oracle Parkway Street
Box 659506
Redwood City, CA 94065

Dear Mr. Ellison:

The Vanguard Public Foundation is filing the attached shareholder resolution as the beneficial owner of 1000 shares. I, the Executive Director of the Vanguard Public Foundation, am concerned about human rights issues, including low wages and dangerous working conditions existing in factories in China.

I am transmitting to you herewith a shareholder proposal for inclusion in the *proxy statement* for the next annual meeting of shareholders, pursuant to rule 14-a-8 of the Securities and Exchange Commission (SEC). A statement of proof of ownership is enclosed.

If you desire to discuss the substance of the proposal, prior to your deadline for printing the proxy statements, or if you require clarification of my actions please contact John Harrington, my advisor on these matters at (707) 252-6166.

Sincerely,

Hari Dillion
Executive Director

**ATTACHMENT B**

US BUSINESS PRINCIPLES FOR HUMAN RIGHTS

OF WORKERS IN CHINA

**WHEREAS:** our company's business practices in China respect human and labor rights of workers. The eleven **[*47]** principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall prohibit any police or military presence designed to **[*48]** prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity or region of origin.

(8) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non violent social or political change.

(9) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(10) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor [*49] laws.

(11) We will issue annual statements to the Human Rights for Workers in China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

**RESOLVED:** Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

**SUPPORTING STATEMENT:** As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its Industry and embrace these principles.

# EXHIBIT "C"

# Our Mission...

Du Pont is a diversified chemical, energy and specialty products company with a strong tradition of discovery. Our global businesses are constantly evolving and continually searching for new and better ways to use our human, technological and financial resources to improve the quality of life of people around the world.

The mission that drives us is ongoing and challenging...to increase the value of the company to customers, employees and shareholders by profitably providing beneficial products and services to worldwide markets.

In doing so, each of our businesses must deliver financial results superior to those of its leading competitors...for we consider ourselves successful only if we return to our shareholders a long-term financial reward comparable to the better performing, large industrial companies.

While much of our growth occurs through discovery and development of new products, energy resources and services, our success depends ultimately upon our total commitment to serving the needs of the marketplace. This requires that we work in full partnership with our customers...not only in understanding and meeting customer needs, but in anticipating their problems as well.

Above all, we recognize that the degree of our success is in direct proportion to the quality and dedication of our people.

To be more successful than our competitors, we must never be satisfied with the status quo...we must be calculated risk takers with a compulsive curiosity...the curiosity to seek the most innovative answers to the most complex problems...bringing better things for better living to the marketplace.

DU PONT

BETTER THINGS FOR BETTER LIVING

# Our Principles...

A significant factor contributing to our success is adherence to a distinctive set of guiding principles and commonly shared values.

**CUSTOMER ORIENTATION**
We must focus our energies on customers and markets, constantly striving for excellence in understanding, anticipating and serving their needs faster and better than our competitors.

**COMPETITIVE POSITION**
We must serve those markets in which we can be the best...markets where our human, technological and financial strengths give us opportunities to establish and maintain leadership positions and achieve profitable growth. Further, we must be aggressive in both acquiring and divesting businesses to enhance those positions.

**MANAGEMENT STYLE**
We must manage our diverse businesses with organizational structures, systems and policies that enable them to excel in the markets they serve. In so doing, calculated risk taking must be encouraged to maximize returns, and barriers that inhibit achievement of full business and individual potential eliminated.

**INDIVIDUAL OPPORTUNITY**
We must treat each other fairly, with respect for individual dignity, while developing our talents and skills to their full potential to increase our contributions to the success of the businesses we serve. Our recognition, rewards and advancement must be based on the value of those contributions as we strive for continuous improvement in the quality of everything we do.

**ETHICAL BEHAVIOR**
We must conduct our business affairs with the highest ethical standards and work diligently to be a respected corporate citizen worldwide.

**SAFETY**
We must adhere to the highest standards for the safe operation of facilities and the protection of the environment, our people and customers, and the citizens of the communities in which we do business.

# DuPont Business Conduct Guide

November 1999

# Table of Contents



PLEASE NOTE:

This booklet summarizes important policies, standards and guidelines of the Company with which all employees should be familiar.

"DuPont Company", "DuPont" and "Company" refer to E.I. du Pont de Nemours and Company and the subsidiaries, affiliates and joint ventures in which it has a majority interest.

The original edition of this guide was published in 1989. This is the third revision and contains new material on the Company's compliance efforts. In addition, it has been updated to reflect changes in the law.

# MESSAGE TO EMPLOYEES

DuPont has a proud heritage and enjoys an excellent reputation. As the Company moves into the 21st century and into its own third century of operations, it is important that we maintain and enhance that reputation. We currently operate diverse businesses around the globe under a wide range of competitive situations and subject to a variety of local laws, regulations and cultures. The future holds the promise of even greater complexity and diversity. In this type of global environment, the foundation of our long-term success will be business excellence consistent with the highest ethical standards and compliance with the law.

DuPont's commitment is to conduct its business in such a fashion as to be a respected corporate citizen throughout the world. It is important that each of us clearly understands our responsibility to act in accordance with the policies and procedures that implement the Company's ethical standards. This "Business Conduct Guide" summarizes these standards and some of the more important laws that affect the Company and the proper conduct of its business. Consistently applying our ethical standards to all global business relationships will support a work environment conducive to individual and Company success.

Charles O. Holliday, Jr.
Chairman of the Board

**********************************************************************************************

'THE DUPONT COMPANY WILL CONDUCT ITS BUSINESS AFFAIRS WITH THE HIGHEST ETHICAL STANDARDS AND WORK DILIGENTLY TO BE A RESPECTED CORPORATE CITIZEN WORLDWIDE."

Excerpt from
Corporate Mission Statement

**********************************************************************************************

THIS BOOKLET provides information...

- To Guide employees so that their business conduct is consistent with the Company's ethical standards.
- To improve the understanding of the Company's ethical standards among customers, suppliers and others outside the Company.

**********************************************************************************************

**Ethics/Compliance Hotline Number: (302) 774-1300**

- For any employee wishing to report an ethical violation (anonymously, if desired).

**********************************************************************************************

## EACH EMPLOYEE'S RESPONSIBILITY:

As a condition of employment with DuPont, employees are expected to comply with the law, with the Company's standards of business conduct and with the policies and procedures underlying these standards. This booklet provides guidance to employees on their basic ethical and legal responsibilities. When in doubt, employees have the responsibility to seek clarification from their line management or, if necessary, from Company legal counsel or a member of Internal Auditing management. Violations of the Company ethical standards are grounds for disciplinary action up to and including discharge and possible legal prosecution.

Under DuPont's ethical standards, each employee individually is accountable for:

1. Becoming familiar with and conducting Company business in compliance with applicable laws and ethical policies. More detailed guidance on certain ethical policies can be found in the Business Ethics Policy adopted by the Board of Directors.
2. Adhering to Company standards for protecting the environment and the safety and health of our employees, our customers, our communities and our contractors.
3. Treating all customers and suppliers in an honest and fair manner.
4. Avoiding situations where personal interests are, or appear to be, in conflict with Company interests.
5. Safeguarding and properly using Company proprietary information, assets and resources, as well as those of other organizations entrusted to DuPont.
6. Maintaining confidentiality on nonpublic information and not acting on such information for personal gain.
7. Exercising good judgement in making legal political contributions or in using political influence.

Basic guidance on each of these responsibilities is provided on the following pages. Underlying these responsibilities is a philosophy of respect for the individual and fair treatment for employees. All employees benefit from an atmosphere of good ethical conduct. Employees who are aware of or suspect misconduct, illegal activities, fraud, abuse of Company assets or violations of the standards in this or the Business Ethics Policy are responsible for reporting such matters to their line management or a member of Internal Auditing Management. The substance of every report will be investigated, and where necessary DuPont will put corrective measures in place. Employees may also report to the Vice President and General Auditor in Wilmington, Delaware, by calling the Company's hotline at (302) 774-1300. There will be no retribution against any employee for making such a report, and every effort will be made to protect the identity of the reporting employee.

## SHARED RESPONSIBILITIES:

DuPont is committed to increasing its value to customers, employees and shareholders by profitably providing beneficial products and services to worldwide markets. We will fulfill this commitment while upholding the highest level of ethical conduct and meeting our responsibilities as a good corporate citizen. Although laws and customs will vary in the many countries in which we operate, our basic ethical standards are set forth in this Guide.

All employees should understand the laws which apply to them in the performance of their jobs and ensure that Company operations with which they are involved are conducted in conformity with those laws. Violation of these laws can seriously damage the Company's reputation, subject the Company to liability and even subject individual employees to personal liability. Line management must fully support each employee in this responsibility and provide resources necessary for compliance, and the Company must create an atmosphere of trust which emphasizes the importance of compliance.

## COMPLIANCE WITH THE LAW:

### COMPLIANCE COMMITTEE

Compliance with applicable laws is a critical element of our ethical standards. To consolidate and focus efforts to comply with the law, a "Corporate Compliance Committee" composed of senior managers of the Company was established in 1993. The Committee oversees compliance matters and works to ensure that the Company has necessary policies and systems in place to train its employees, audit compliance and correct any deficiencies in compliance programs. Any questions concerning the Committee should be referred to the Office of the Senior Vice President and General Counsel.

### APPLICABLE LAWS

Because of the international environment in which it operates, DuPont is subject to legal requirements that are both numerous and complex. Questions concerning any legal issue should be referred to your DuPont Legal advisor. Although it is impractical to detail all relevant laws, here is a list of those that, in general, have the greatest impact on our businesses.

**ANTITRUST**

- The Company is subject to antitrust and competition laws in most countries where it does business, and the investigation and enforcement of antitrust laws is more and more the result of international cooperation among enforcement authorities. In general, most antitrust laws in effect where DuPont does business prohibit agreements or actions that may restrain trade or reduce competition. Violations include agreements among competitors to fix or control prices: to boycott specified suppliers or customers; to allocate products, territories or markets; or to limit the production or sale of products.

  Special care must be exercised to ensure that any activities undertaken with representatives of other companies are not viewed and would not be construed as violations of any antitrust law.

  The Company's policy with respect to antirust compliance is set forth in two booklets: "Antitrust Compliance Guidelines" and "Antitrust Guide for Members of Trade Associations" available from DuPont Legal. These should be reviewed by all personnel in marketing and related activities and by other employees whose jobs bring them into contact with competitors.

**INTERNATIONAL TRADE**

- There are several areas in which acts carried out in one part of the world can result in prosecution under the laws of another country. The most important of these are:

***Antiboycott***

The U.S. antiboycott laws generally prohibit U.S. companies and their subsidiaries from cooperating with international boycotts which the United States government does not sanction. A boycott occurs when a person or group of people refuse to do business with certain other people or countries. One example is the Arab boycott of Israel. U.S. companies and their worldwide subsidiaries must report to the U.S. Government any requests they receive to engage in boycotting activity.

***Export Control Laws***

DuPont must comply with all applicable national and multinational export control laws. For example, U.S. export control laws apply to the export and re-export of U.S. goods and technology. Under certain circumstances, these laws prohibit subsidiaries of U.S. companies, including those located outside the United States, from dealing directly or indirectly with particular countries with respect to certain goals.

***Foreign Corrupt Practices Act (FCPA)***

The FCPA was enacted to prohibit payments by or on behalf of American companies (and their subsidiaries) outside the United States to foreign government officials to secure or retain businesses. In addition, the FCPA requires DuPont to use proper accounting controls and maintain accurate reasonably detailed books and records.

***U. S. Customs Laws***

Customs Laws, which apply to intracompany, as well as third-party transactions, require DuPont to determine the correct classification, value and country of origin of all its imports. As an importer, we must be able to demonstrate by a documented, auditable trail that DuPont exercised reasonable care in ensuring that its imports comply with all applicable laws. This requires, at a minimum, the reporting of complete accurate and detailed information regarding any imported product, its place (or places of manufacture and its full cost. While specific rules may vary, virtually all countries in which we do business share these requirements. Violations are punishable by civil and criminal penalties.

**GOVERNMENT CONTRACTING**

In pursuing business with governments of various countries, the standards of conduct and prohibited practices may be different from those adhered to in commercial business. For example, in the United States, the giving of or offering to accept business courtesies from the government is severely limited. Courtesies could even include simple items such as meals and entertainment. These laws are often complex and impose serious civil and criminal penalties for violations on both the Company and employees participating in improper practices.

**SECURITIES**

Laws in a number of countries including the United States, prohibit the use of material, nonpublic information in connection with the purchase or sale of securities. The Company's Ethics Policy also forbids the use of such information obtained as a consequence of Company employment (including information about customers, suppliers or competitors, proposed acquisitions or divestitures, etc.) for the personal gain of an employee or of anyone else as a result of association with the employee. Use for personal gain includes taking advantage of such information by trading or providing information for others to trade in securities of DuPont on any other Company.

**SAFETY & HEALTH**

DuPont has long regarded the safety and health of its employees as a core value. In addition, however, there are extensive local and national laws designed to promote a safe workplace. These laws are strictly enforced. Any incident that leads to serious injury or death of an employee is likely to be thoroughly investigated by governmental agencies. Extensive and continuous training and regular safety audits are essential for understanding and complying with safety laws.

**ENVIRONMENT**

Governments at all levels and in many countries have enacted very strict laws for the protection of the environment. Moreover, enforcement authorities have shown a strong tendency to enforce criminal laws against corporations and their employees for serious environment offenses. Environmental laws govern nearly every aspect of DuPont operations, especially those causing emissions of materials to air, land or water. Many incidents such as accidental releases and spills or newly acquired information indicating that chemicals may pose a health threat, must be reported to government agencies. Also many governments require advance notification before the Company manufacturers or imports new chemicals. Extensive and continuous employee training programs and effective programs for auditing environmental performances are essential.

## CUSTOMER AND SUPPLIER RELATIONS:

DuPont does not seek to gain any advantage through the improper use of business courtesies or other inducements. Good judgment and moderation must be exercised to avoid misinterpretation and adverse effect on the reputation of the Company or its employees. Offering, giving, soliciting or receiving any form of bribe is prohibited.

**BUSINESS COURTESIES**

Gifts, favors, entertainment and other inducements may be given if they:

- are consistent with customary business practices,
- are not excessive in value and cannot be construed as a bribe or payoff,
- do not violate applicable law or ethical standards, and
- will not embarrass the Company or the employee if publicly disclosed.

Gifts, favors, entertainment or other inducements may not be accepted by employees from any person or organization that does or seeks business with, or is a competitor of, the Company, except as common courtesies usually associated with customary business practices. An especially strict standard applies when suppliers are involved. Favors or entertainment, appropriate in our sales programs, may not be appropriate or acceptable from suppliers. Employees should not accept a gift in cash or cash equivalent.

## BUSINESS INDUCEMENTS

Sales-related commissions, rebates, discounts, credits, and allowances are customary business inducements, but careful attention is needed to avoid illegal or unethical payments and to ensure compliance with various currency exchange controls and tax regulations. Such business-inducement payments must be reasonable in value, competitively justified, properly documented and made to the business entity to whom the original sales agreement or invoice was made/issued. They should not be made to individual officers, employees or agents of such entity or to a related business entity. They should be made only in the country of such entity's place of business.

Similarly, commission payments related to Company purchases of goods and services should be made only to the seller or provider in the country of their place of business, or in the country in which the product was delivered or service rendered.

Although discouraged, "facilitating" payments are permitted if they are legal, necessary, follow an established well-recognized practice in the area, and are for administrative actions to which the Company is clearly entitled. These payments should be properly approved in advance and accurately recorded.

## CONFLICTS OF INTEREST:

Employees should avoid any situation that may involve a conflict between their personal interests and the interest of the Company. In dealings with current or potential customers, suppliers, contractors and competitors, employees should act in the best interests of the Company to the exclusion of personal advantage. Each employee shall make prompt and full disclosure in writing to line management of any situation which may involve a conflict of interest. This includes:

- Ownership by an employee, or a family member, of a significant financial interest in any outside enterprise which does or seeks to do business with, or is a competitor of, the Company. (Real estate and mineral interests are particularly sensitive.)

- Serving as a director, officer, partner, consultant or in any other key role in any outside enterprise which does or seeks to do business with, or is a competitor of, the Company.

- Acting as a broker, finder or other intermediary for the benefit of a third party in transactions involving the Company or its interest.

- Any other arrangement or circumstance, including family or other personal relationships, which might dissuade the employee from acting in the best interest of the Company.

## PROTECTION AND USE OF ASSETS:

Proper protection and use of Company assets, including proprietary information, is a fundamental responsibility of each employee. Employees must comply with site security programs to safeguard physical property and other assets against unauthorized use or removal, as well as against loss by criminal act or breach of trust.

**INTERNAL CONTROLS**

The Company has established accounting control standards and procedures to ensure that assets are protected and properly used and that records and reports are accurate and reliable. Employees share the responsibility for maintaining and complying with required internal controls.

**REPORTING INTEGRITY**

All Company financial reports, accounting records, research reports, sales reports, expense accounts, time sheets and other documents must accurately and clearly represent the relevant facts or the true nature of a transaction. Improper or fraudulent accounting, documentation or financial reporting are contrary to Company policy and may also be in violation of applicable laws. Intentional accounting misclassifications (e.g., cost versus capital) and improperly accelerating or deferring expenses or revenues would be examples of unacceptable reporting practices.

**ELECTRONIC INFORMATION**

Company data transmitted and/or stored electronically are assets requiring unique protection. Corporate standards for Electronic Information Security (ELIS) have been adopted and are available through line management. Each data user throughout the Company is responsible for compliance with the standards and related procedures.

**TRAVEL AND ENTERTAINMENT**

Travel and entertainment should be consistent with the needs of business. The Company's intent is that an employee neither lose nor gain financially as a result of business travel and entertainment. Employees are expected to spend the Company's money as carefully as they would their own.

Employees who approve travel and entertainment expense reports are responsible for the propriety and reasonableness of expenditures, for ensuring that expense reports are submitted promptly and that receipts and explanations properly support reported expenses.

**INSIDE INFORMATION**

Confidential Company information (including business strategies, pending contracts, unannounced products, exploration or research results, financial projections or customer lists, etc.) may not be given or released, without proper authority, to anyone not employed by the Company, or to an employee who has no need for such information.

Nonpublic information obtained as a consequence of Company employment (including information about customers, suppliers or competitors, real estate acquisition, exploration or research activities, and proposed acquisition, or divestitures) may not be used for the personal profit of the employee or of anyone as a result of association with the employee. Use for personal profit includes taking advantage of such information by (a) trading or providing information for others to trade in securities of DuPont or any other company, or (b) acquiring a property interest of any kind, including real estate and oil and gas interest.

**TRADE SECRET LAWS AND COMPETITIVE INTELLIGENCE**

Increasingly, the Company's assets are found in its intellectual property, including trade secrets. Company policy is to protect such assets so as to maintain legal competitive advantage.

International law for the protection of trade secrets now includes provisions in NAFTA and GATT. Individual national laws vary greatly in this area. In the United States, most states provide for civil as well as criminal penalties for trade secret theft. In addition, a recent federal statute, the Economic Espionage Act of 1996, provides for criminal penalties against the theft of trade secrets.

To protect its own assets under these laws, the Company must maintain the economic value of its trade secrets by taking reasonable steps to maintain secrecy. While collecting data on our competitors, employees are to use legal, ethical resources to prevent the tainting of Company operations with the improper introduction of others' proprietary information. Substantial civil and criminal penalties against the Company and employees for misappropriation of the trade secrets are avoidable through compliance with Company guidelines available from DuPont Legal.

## POLITICAL CONTRIBUTIONS:

Employees may not make any contribution of Company funds, property or services to any political party or committee or to any candidate for or holder of any office of any government. This policy does not preclude, where lawful, (a) the operation of a political action committee, (b) Company contributions to support or oppose public referenda or similar ballot issues, or (c) political contributions which have been reviewed in advance by members of Corporate management charged with responsibility in this area.

No direct or indirect pressure in any form is to be directed toward employees to make any political contribution or participate in the support of a political party or the political candidacy of any individual.

## VALUING INDIVIDUAL DIVERSITY:

In the conduct of Company business, employees should respect the rights and cultural differences of individuals. It is the policy of the Company not to discriminate against any employee or applicant for employment because of age, race, religion, color, sex, disability, national origin, ancestry, marital status, sexual orientation or veteran status. Harassment of any type will not be tolerated.





## The United Nations Global Compact

### The Issue:

The Global Compact (www.unglobalcompact.org) is a United Nations initiative which challenges the business community- individually through companies and collectively through business associations- to embrace, support, and enact a set of core values in the areas of human rights, labor standards, and environmental practices.

DuPont's core values of innovation and discovery, safety and environmental stewardship, integrity and high ethical standards, and treating people fairly and with respect meet and in many respects exceed the goals embodied in the values set out in the Global Compact. Therefore, on April 30, 2001, in a letter to Kofi Annan, DuPont endorsed the Global Compact.

In his letter, Chad Holliday stated "As with other commitments at the principle level, we will develop implementation actions that are consistent with DuPont policies and practices. However, we also expect that our association with the UN and other Global Compact companies will provide the opportunity to learn and leverage the best practices of others."

DuPont's overriding objective is "sustainable growth"- creating shareholder and societal value while reducing our footprint throughout the value chain. This encompasses our belief that economic growth, enhancing societal value, and reducing environmental impacts are all necessary for a successful company in the 21st century.

Examples of DuPont's efforts to implement sustainable growth can be found on the website.

- Vision statement http://www.dupont.com/corp/overview/glance/vision/index.html
- Executive speeches http://www.dupont.com/corp/news/speeches/index.html
- Safety, Health, and Environmental Commitment http://www.dupont.com/corp/social/growth/usa/us2.html
- Progress data http://www.dupont.com/corp/social/growth/usa/us1.html
- Examples http://www.dupont.com/corp/news/publications/index.html
- Community Involvement http://www.dupont.com/corp/social/outreach/index.html

DuPont believes that creating a sustainable world cannot be accomplished by any one sector of society, so we continue to seek alliances and partnerships, particularly with organizations that recognize the constellation of values important to sustainable growth. We look forward to this expanded opportunity to establish alliances and partnerships towards a more sustainable world.

7/01

Do you have a question, upgrade or comment about this page? Please contact info@dupont.com. Thank you for your feedback!

# The Global Compact

## Corporate Leadership in the World Economy

### The Opportunity

Hundreds of companies have become participants in the Global Compact, which is rapidly evolving into the first global forum designed to address critical issues related to globalization.

Announced by United Nations Secretary-General Kofi Annan at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at United Nations Headquarters in July 2000, the Compact calls on companies to embrace nine universal principles in the areas of human rights, labour standards and the environment. It brings companies together with United Nations organizations, international labour organizations, NGOs and other parties to foster partnerships and to build a more inclusive and equitable global marketplace. It aims, in the words of Secretary-General Kofi Annan, to contribute to the emergence of "shared values and principles, which give a human face to the global market."

The companies engaged in the Global Compact are diverse and represent different industries and geographic regions. But they have two features in common: they are all leaders; and they all aspire to manage global growth in a responsible manner that takes into consideration the interests and concerns of a broad spectrum of stakeholders – including employees, investors, customers, advocacy groups, business partners, and communities.

Corporate leaders participating in the Global Compact agree that globalization, which only a few years ago was seen by many as an inevitable and unstoppable economic trend, in fact is highly fragile and may have an uncertain future. Indeed, rising concerns about the effects of globalization on the developing world – be they related to the concentration of economic power, income inequalities or societal disruption – suggest that, in its present form, globalization is not sustainable. The Global Compact was created to help organizations redefine their strategies and courses of action so that all people can share the benefits of globalization, not just a fortunate few.

The Global Compact is not a regulatory instrument, a legally binding code of conduct or a forum for policing management policies and practices. Nor is it a "safe-harbour" allowing companies to sign-on without demonstrating real involvement and results. The Compact is a voluntary initiative that seeks to provide a global framework to promote sustainable growth and good citizenship through committed and creative corporate leadership.

### Why Companies Participate

Business leaders see many opportunities through engagement in the Global Compact.

These include:

- Demonstrating a position of leadership with regard to responsible citizenship
- Sharing experiences and learnings with like-minded companies and organizations
- Building relationships with other companies, government bodies, Labour, NGOs and international organizations

- Partnering with United Nations agencies, including the International Labour Organization, the Office of the High Commissioner for Human Rights, the United Nations Environmental Programme and the United Nations Development Programme
- Maximizing business opportunities by broadening the corporate vision to include the social dimension and by implementing responsible management policies and practices
- Participating in result-oriented Issue Dialogues related to the critical problems facing our world e.g. The Role of Business in Zones of Conflict (March 2001)

## The Nine Principles of the Global Compact

The Global Compact asks companies to embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labour standards and the environment. This means that a company needs to bring about positive change only in those areas that are relevant to its business operations. The principles are as follows:

*Human Rights*

1. Businesses should support and respect the protection of internationally proclaimed human rights; and
2. make sure they are not complicit in human rights abuses.

*Labour Standards*

3. Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;
4. the elimination of all forms of forced and compulsory labor;
5. the effective abolition of child labour; and
6. eliminate discrimination in respect of employment and occupation.

*Environment*

7. Businesses should support a precautionary approach to environmental challenges;
8. undertake initiatives to promote greater environmental responsibility; and
9. encourage the development and diffusion of environmentally friendly technologies.

## How to Participate in the Global Compact

The Global Compact is not an exclusive club; it is an accessible forum that seeks wide participation from a diverse group of businesses and other organizations.

A company wishing to engage in the Global Compact can do so by sending a letter from the chief executive officer to the Secretary-General, expressing support for the Global Compact and commitment to take the following actions:

- Issue a clear statement of support for the Global Compact and its nine principles, and to publicly advocate the Global Compact.
  This may include:
  - Informing employees, shareholders, customers and suppliers
  - Integrating the Global Compact and nine principles into the corporate development and training program

- Incorporating the Global Compact principles in the company's mission statement
- Including the Global Compact commitment in the company's Annual Report and other public documents
- Issuing press-releases to make the commitment public

■ Provide, once a year, a concrete example of progress made or a lesson learned in implementing the principles, for posting on the Global Compact website.

This letter should be sent to:
**Kofi Annan**
**Secretary-General**
United Nations
New York, NY, 10017

In addition to these two basic actions, within the framework of the Global Compact, a company may wish to actively support the principles and broad United Nations goals by initiating and participating in projects in partnership with the United Nations.

## Measuring the Success of the Global Compact

The success of the Global Compact will be measured by how effectively it provokes change and stimulates action. Companies must begin to do things differently, and produce tangible results. To achieve this, the Global Compact is pursuing the following goals:

■ Make the nine principles part of the strategic vision and operating practices of companies everywhere. By 2002, 100 major multinationals and 1,000 other companies across the world's regions will be engaged in the Global Compact.

■ Provide an interactive and action-oriented learning resource, based on the experience of hundreds of companies to showcase what works and what doesn't - fully operational in 2001.

■ Conduct at least one major Issue Dialogue a year that addresses a critical problem where business in partnership with NGOs and other relevant stakeholders can produce recommendations leading to meaningful change.

■ Ensure that business, United Nations agencies, Labour, NGOs, government, and community groups work in partnership to develop and execute projects that further the principles, and are of particular benefit to those most in need.

## The Global Compact in Action

Under the leadership of the UN Secretary-General, the Global Compact encourages learning, dialogue, compact initiatives, and country outreach:

- The Global Compact Learning Forum--working to identify and disseminate lessons learned in the effort to translate general principles into concrete management practices and real internal change.

- Policy Dialogues--providing a platform for diverse stake-holders to engage in substantive dialogue and develop practical action plans in response to the key challenges of globalization.

- Compact Initiatives--promoting specific company and partnership initiatives to advance the nine core principles of the Global Compact and the widely accepted goals of the United Nations.

- Country Outreach --extending the scope and breadth of the Global Compact internationally, and engaging new actors and stake-holders throughout the world.

## The Global Compact Learning Forum-Translating Principles into Practical Action

Each year companies are asked to share an example of a concrete action or set of actions undertaken to apply at least one of the nine GC principles within its corporate domain. These examples will form the basis of a learning bank describing factors for success, and the causes of failure, in the effort to advance the Compact's founding principles. The Learning Forum aspires to help companies learn directly from one another, and also from the commentary provided by labour groups, civil society organizations, and the academic and public policy communities. The University of Warwick Business School in the United Kingdom, and other leading academic institutions from both North and South are supporting the Global Compact Office in the development and launch of the Learning Forum.

It is anticipated that the case-studies of the Learning Forum will enable sharing and learning by:

- Providing illustrative examples of both successful and ineffectual strategies to promote corporate citizenship.

- Developing an information base of practices to advance the nine principles of the Global Compact.

- Enabling business, governments and civil society to cooperate and form alliances for collective action in support of the Compact's principles.

## Policy Dialogues – Finding Solutions Together

The Global Compact Office organizes annual policy dialogues on the contemporary challenges of globalization, providing a platform for the exchange of views and substantive discourse. The policy dialogues encourage action networks between labour and civil society organizations in pursuit of innovative solutions to complex problems.

The 2001 dialogue is exploring The Role of the Private Sector in Zones of Conflict. Participants in this inquiry are exploring how the rule of law and respect for human rights may serve as a foundation for a stable and constructive relationship between business and society. Among the subjects being explored are the role of collective action in breaking patterns of corruption; measures to enhance transparency;

capacity building to create a culture of peace; and the elaboration of analytical tools to better understand the impact of business in conflict situations.

Next year's dialogue will review practical experiences dealing with sustainability issues, in support of the World Summit on Sustainable Development in Johannesburg.

Participation in dialogues is optional.

## Compact Initiatives– Principles In Action

The Global Compact encourages individual companies to develop policies, business practices, and targeted initiatives consistent with the Compact's core principles. The Compact also encourages companies to act in partnership with other actors on broader issues of corporate responsibility, particularly those that benefit developing countries.

Partnership projects emphasize activities companies undertake as outreach to their communities and society in general. These initiatives are conducted in partnership with other organizations - including the UN, civil society, labor, and national and international aid agencies. The objective of these activities is to harness the energy, expertise, and resources of the private sector to help achieve broadly accepted UN goals.

Global Compact participants are already undertaking dozens of partnership projects in diverse issue areas, including investment; micro-credit; international labour accords; the reduction of carbon dioxide emissions; HIV/AIDS; and programs to expand basic education in local communities.

Participation in development projects is optional.

## Country Outreach - Making the Global Compact Relevant Everywhere

The Global Compact Office is currently engaged in a comprehensive outreach programme to extend the breadth and scope of its activities world-wide. We are working with the business community in many developing countries, both at the local and international levels, to adapt the Global Compact Principles to local cultures and specific countries. Outreach efforts have engaged business leaders in Brazil, Ghana, China, India, Indonesia, South Africa, Mexico, Poland, Zambia, Malaysia, Nigeria, Tunisia, Chile, Jordan, Guyana, and a number of other countries. By the end of 2001 the Global Compact will have launched outreach efforts in every region of the world.

## Contact Information

For Further information, please visit:
www.unglobalcompact.org

or contact:
**Global Compact**
Executive Office of the Secretary- General

**E-Mail:** globalcompact@un.org

**Phone:**

| | |
|---|---|
| Georg Kell | ++ 1 212 963 1490 |
| Denise O'Brien | ++ 1 212 963 4890 |
| Fred Dubee | ++ 1 212 963 6189 |
| Susana Weyer | ++ 1 212 963 0268 |
| Melissa Powell | ++ 1 212 963 0566 |

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

January 24, 2002



U.S. Security & Exchange Commission
450 Fifth St. NW
Washington D.C. 20549

Attention: Office of General Counsel
Division of Corporation Finance
Mail Stop 0402 Room 4012

Re: Request by E. I. DuPont de Nemours & Company (DuPont) to omit our proposal from its 2002 Proxy Materials

On November 16, 2001, the Teamsters General Fund (the "Fund" or "Proponent") submitted a proposal to the Company for inclusion in DuPont's 2002 Proxy Materials. On December 31, 2001, DuPont responded with a request to you to allow them to exclude the proposal from its proxy materials.

The Company suggests that the proposal may be eliminated because:

- It is vague, indefinite and misleading;
- It is related to the Company's ordinary business operations; and
- It has been substantially implemented and is moot.

The Fund disagrees on all three accounts.

The Company argues that the proposal is vague, indefinite and misleading, citing Bristol-Meyers Squibb Co (February 1, 1999), in which Bristol Meyers argued that the proposal on the use of fetal materials in product testing was "false and misleading in that it contains several disjointed statements presented in a rambling fashion."[1] The Fund's proposal is succinct and stays within the required 500 word limit.

The company argues that the Commission's decision on Ann Taylor (March 13, 2001) and others, suggests that the SEC should allow DuPont to omit the proposal. At Ann Taylor, the omitted proposal's resolution read:

> Therefore, be it resolved that the shareholders request the board of directors to commit the Company to the **full implementation** of these human rights standards by its international suppliers and in its own international production facilities and commit to a programs of outside independent monitoring of compliance with these standards.[2] [emphasis added]

The language from the Fund's proposal reads:

> The Board of Directors of E.I. DuPont de Nemours & Company (Dupont) shall adopt, implement and enforce the workplace Code of Conduct (Code) as **based on** the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights, which include:
>
> - No use of child labor.
> - No discrimination or intimidation in employment.
> - All workers have the right to form and join unions and to bargain collectively.
> - Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
> - No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen. [emphasis added]

[1] 1999 SEC No-Act. LEXIS 105
[2] 2001 SEC No-Act. LEXIS 384

The Company claims that the proposals are substantially similar; in PPG Industries, Inc. (January 22, 2001)[3], where the Commission did not concur with PPG, decided that the language is substantially different from Ann Taylor, denied its request of no-action. Ann Taylor refers to and may be read to incorporate the extension provisions of SA-8000; the Fund's Proposal does not. As in the PPG case, DuPont's request for no-action should be similarly denied.

The Company claims the "Proposal is vague, indefinite and misleading because shareholders will not know the full extent of what it is they are voting on, or how, or indeed to what extent, it will be implemented." Conventions 29 and 105 concern Forced Labor; Conventions 87, 98 and 135 concern the right to form and join unions and to bargain collectively, and application of the principles of collective bargaining; Conventions 100 and 111 concern discrimination; and Convention 138 concerns Child Labor. These principles are outlined in the Proposal, and therefore it is neither vague, nor indefinite nor misleading.

The Company argues that the Proposal should be omitted because it is related to the Company's ordinary business operations. In Associates First Capital Corp. (AFCC) (March 13, 2000), the Commission noted that:

> ...A shareholder proposal, which requests that this company establish a committee of outside directors to develop and enforce policies to ensure "that accounting methods and financial statements adequately reflect the risks of subprime lending and...employees do not engage in predatory lending practices" and report to shareholders, may not be omitted from the company's proxy material under rule 14a-8(i)(7) or (i)(10).

In his letter encouraging your office to reject AFCC's request for no action, Attorney Paul M. Neuhauser, on behalf of the Proponents, argued that, contrary to AFCC's assertion that that proposal related to AFCC's "conduct of a legal compliance programs," the proposal went "beyond what is required by law and [asks AFCC] to establish policies which are ethical (not merely legal)."[4]

---

[3] 2001 SEC No-Act. LEXIS 124
[4] 2000 SEC No-Act. LEXIS 314

Neuhauser concludes that "[s]ince the proposal raises an important policy issue ... with voluntary actions, it is not excludable by Rule 14a-8(i)(7)."[5]

Your office rejected DuPont's request for no action under Rule 14a-8(i)(7) in March, 2000.[6] In its request for no action, DuPont refers to the SEC Release No. 34-40018, May 21, 1998 (May 1998 Release) more than once:

> The exclusion reaches proposals that seek to "micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed decision."
>
> ...since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. In addition, as a result of extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment related proposals that raise sufficiently significant social policy issues.[7]

This Fund's Proposal does NOT ask shareholders to "micromanage" the Company. In fact, the Proposal raises "sufficiently significant social policy issues," speaking to the Commission's May 1998 Release, in that this employment related Proposal offers DuPont shareholders "an opportunity to express their views to [DuPont's] management."

The Company argues that the it should be allowed to omit the Proposal because it has been substantially implemented and is moot. In its defensive use of 14a-8(i)(10), the Company claims that its Mission Statement, Guiding Principles and Business Conduct Guide address the issues of the Proposal. It further defends itself because, in 2001, it claims to have taken a significant step in endorsing the Global Compact.

---

[5] 2000 SEC No-Act. LEXIS 314, letter from Attorney Neuhauser, dated February 16, 2000.
[6] 2000 SEC No-Act. LEXIS 339
[7] 2000 SEC No-Act. LEXIS 339, letter from DuPont's Senior Counsel, Peter C. Mester, December 27, 1999.

The Global Compact is a set of principles developed by the United Nations and promoted by its Secretary-General, Kofi Annan. According to the UN website:

> The Global Compact is **not a regulatory instrument or code of conduct**, but a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialogue to identify and disseminate good practices based on universal principles.[8] [emphasis added]

In short, adoption of the Global Compact does NOT bind the Company, the Company's employees, or the Company's international operations and to any Code of Conduct. Retail businesses call it "window dressing." And, while DuPont endorses the window dressing (in principle), it doesn't commit the Company to anything beyond what is already Company policy and practice.

In its publication titled *Sustainable Growth 2001 Progress Report: Creating Shareholder and Societal Value... While Reducing Our Footprint Through the Value Chain*,[9] DuPont boasts its early support of the United Nations Global Compact "in principal." "We [endorsed the Compact at a 'principle' level], recognizing that implementation .. would need to be applied within ... **a way consistent with our current policies and practices**." [emphasis added] In other words, the Company agrees to the non-binding Compact, but only in principle, and, provided it does not effect any changes in its current policies and practices.

In its argument against the Fund's Proposal last year, DuPont stated that it "is supportive of the general intent of the proposal ... The Company also meets with advocates of codes to explore issues of mutual concern. These efforts will continue."[10] The Fund found the Company's efforts at meeting with advocates nonexistent. In the Fund's Supporting Statement for this year, we noted the Company's failure to meet with such advocates[11], and that the Fund is returning

---

[8] http://www.unglobalcompact.org/un/gc/unweb.nsf/content/whatitis.htm
[9] Available on the DuPont website's investor center's investor publications. www.dupont.com/corp/news/publications/index.html.
[10] DuPont Proxy, 2001.
[11] "... the Company has missed opportunities to meet with advocates. Last year, the Proponent asked DuPont to meet with several interested parties to discuss the American Chemistry Council's (ACC) "no position" decision on

again this year precisely because the Proposal is NOT substantially implemented and, therefore, it is germane.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Fund urges you to protect DuPont's shareholders who support its Proposal on a workplace code of conduct based on the ILO Conventions mentioned, and, by extension, all shareholders who take an interest in Corporate Governance, by denying the Company's request for no-action.

Thank you,

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jh
opeiu#2

attachments

---

the proposed Memorandum of Understanding (MOU) on Safety & Health as part of the overall two-year negotiations between the International Federation of Chemical, Energy, Mining and General Workers' Unions' (ICEM) and the International Council of Chemical Associations (ICCA) – of which ACC is a part. The MOU was intended to give credibility to the Responsible Care program. By taking its position, the ACC decided that an enforceable program wasn't worth an MOU. 'The US chemical industry… deliberately destroyed this international process,' said ICEM General-Secretary Fred Higgs.

"Dupont's failure to meet negates its argument against this proposal."

Also see letter from the Fund (attached), dated April 9, 2001, encouraging DuPont to engage in discussions with advocates.

RECEIVED

'02 JAN -4 

DU PONT ®

Donald P. McAviney
DuPont Legal, D-8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

December 31, 2001

VIA OVERNIGHT MAIL
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

Re: E. I. du Pont de Nemours and Company Proxy Statement
2002 Annual Meeting
Proposal--Teamsters General Fund of the International Brotherhood of Teamsters

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nèmours and Company, a Delaware corporation ("DuPont" or the "Company"), pursuant to Rule 14a-8 (j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively the "Proposal") submitted by the Teamsters General Fund of the International Brotherhood of Teamsters (the "Proponent" or "Teamsters") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal requests that DuPont adopt, implement, and enforce a specific set of standards on global workplace practices. The text of the resolution of the Proposal is set forth below, and a copy of the Proposal together with its Supporting Statement is included with this letter as Exhibit A.

*Resolved:* The Board of Directors of E. I. du Pont de Nemours and Company (DuPont) commit to adopt, implement and enforce the workplace Code of Conduct (Code), as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights which include:

- No use of child labor.
- No discrimination or intimidation in employment.
- All workers have the right to form and join unions and to bargain collectively.
- Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
- No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen.

II. The Proposal May be Omitted Pursuant To Rule 14a-8(i)(3) Because it is Vague, Indefinite and Misleading and Therefore in Violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. DuPont believes that the Proposal is misleading in several respects.

The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or action the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999), wherein the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation. All no action letters cited herein are attached at Exhibit B.

The Proposal is misleading in that it seeks to have the shareholders of DuPont vote in favor of the implementation and enforcement of an unidentified and undefined "workplace Code of Conduct", which is based on eight ILO Conventions. The Proposal implies that such a "workplace Code of Conduct" does, in fact exist, but because it is not specifically identified, it leaves the shareholder to speculate whether or not that implication is correct. The "workplace Code of Conduct" is the very essence of the Proposal in that the Board of Directors of the Company is being requested to commit to adopting, implementing and enforcing this document. Placing shareholders in a position of having to speculate as to the existence of the "workplace Code of Conduct" causes the Proposal to violate Rule 14a-8(i)(3) in that it omits essential information and, as a result, constitutes a misleading statement in violation of Rule 14a-9.

Furthermore, during the last year the Staff has taken a consistent position on the omission of shareholder proposals that were substantially similar to this Proposal based on the proposals being vague and indefinite, and therefore potentially misleading. See TJX Companies (March 14, 2001), McDonald's Corporation (March 13, 2001), Kohl's Corporation (March 13, 2001), Revlon, Inc. (March 13, 2001), AnnTaylor Stores Corporation (March 13, 2001) and H. J. Heinz Company (May 25, 2001). In each of the aforementioned proposals the proponents sought to include a set of five human rights principles that were virtually identical to this Proposal, and the same eight ILO Conventions. While the TJX, McDonald's, Kohl's, Revlon and Heinz letters also sought to incorporate the provisions of the SA 8000 Social Accountability Standards, the AnnTaylor Stores Corporation letter referred only to the eight ILO Conventions contained in the instant Proposal. As was the case with each of the letters cited in the previous sentence, the failure of those proponents to describe clearly what was actually being required of the respective companies by the SA 8000 Standards or the ILO Conventions contributed substantially to the vague and indefinite nature of those proposals.

It is also noted that the Staff recently denied no-action relief to PPG Industries with regard to another shareholder proposal involving similar ILO Conventions. See PPG Industries (January 22, 2001). In PPG Industries, the proposal urged the PPG Board of Directors to "adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's (ILO) Conventions on workplace human rights". The proposal in PPG Industries merely requested PPG to create its own "workplace code of conduct" using the ILO conventions as a resource, and not the exclusive resource. PPG management still retained the right and flexibility to fashion a document that could incorporate certain principles from the ILO conventions, while at the same time meeting the needs of its employees around the world. In contrast to the PPG proposal, the instant Proposal requires the board of directors to *"adopt, implement and enforce "the workplace Code of Conduct, as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138".* It is the "workplace Code of Conduct" that is based on the listed ILO Conventions, and without an adequate explanation and understanding of those Conventions, that Proposal is vague and indefinite.

The Teamsters' Proposal is vague, indefinite and misleading because shareholders will not know the full extent of what it is they are voting on, or how, or indeed to what extent, it will be implemented at all. Shareholders are being asked to accept a proposal that would commit the Company to adopt, implement and enforce the "workplace Code of

Conduct", which incorporates the noted ILO Conventions, but does not fairly summarize those Conventions. Furthermore, it is not clear from the language of the Proposal if the Proponents wish to adopt all 180 ILO Conventions, or only the eight that are specifically identified. However, even if the intent is limited to adoption, implementation and enforcement of the eight listed Conventions, the Proposal is still vague and indefinite for failing to describe the numerous Articles (between 10 and 32 Articles) in each of the eight cited Conventions. Additionally, no attempt is made to discuss or reconcile the numerous interpretative difficulties that will have to be resolved by the Company to determine which of the respective Articles actually applies to it as an industrial manufacturing company. For example, Article 1 of Convention 111 (Employment and Occupation) states as follows:

> For the purpose of this Convention the term *discrimination* includes—(a) any distinction, exclusion or preference made on the basis of race, colour, sex, religion, political opinion, national extraction or social origin, which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation.

Article 3 (a) and (b) of that same Convention further states that, "each Member for which the Convention is in force undertakes, by methods appropriate to national conditions and practice—

> (a) to seek the cooperation of employers' and workers' organisations and other appropriate bodies in promoting the acceptance and observance of this policy,
>
> (b) to enact such legislation and to procure such educational programmes as may be calculated to secure the acceptance and observance of the policy.

Would DuPont be required to identify and locate all employer and worker organizations, and "other appropriate bodies" within the more than 70 countries in which it operates? Would it then be required to promote acceptance and observance of this policy among *all* such organizations and "other appropriate bodies", or just the most influential organizations, or possibly selective organizations with which it may have a business history or relationship? Additionally, would DuPont be required to engage in active lobbying efforts in every country in which it operates to change any law to the extent it were deemed to fall short of the annunciated principle?

Finally, with respect to subparagraph 3(b) could DuPont take the position that this entire paragraph is not applicable to it since it has no control over the legislative process in any country, or is the correct interpretation that the first part does not apply, but that DuPont would have to comply with latter portion dealing with promoting "educational programmes...calculated to secure the acceptance of the policy." Regardless of the answers to these inquiries, one thing is unmistakably clear. The shareholders voting on the Proposal would have no understanding of the requirements that they were imposing on DuPont by virtue of their votes for this Proposal.

The text of the Proposal requests that the Company "adopt, implement and enforce the workplace Code of Conduct" which incorporates eight ILO Conventions, and contains sweeping statements regarding child and forced labor, trade unions, collective bargaining and discrimination. The Proposal makes no attempt to define those Conventions, and instead, sets forth only five broad principles that are included therein. Certainly, a statement of five principles as a summary of over one hundred Articles that comprise the eight cited Conventions, does not constitute minimally adequate disclosure under even the most expansive view of adequate disclosure. The fact is that the ILO conventions incorporated in the "workplace Code of Conduct" would place numerous obligations on the Company which shareholders could not possibly know by reading this Proposal.

For example, in AnnTaylor Stores Corporation (March 13, 2001), ILO Convention 138 (Minimum Age Convention) was summarized as follows:

- No Use of Child labor

However, adoption of that convention would have required AnnTaylor Stores Corporation to do the following, none of which appears in the Proposal:

(a) undertake to pursue a national policy to ensure the effective abolition of child labor and raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons;

(b) specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory;

(c) ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years;

(d) determine the minimum age for admission to employment or work that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less that 18 years.

The Teamsters' Proposal contains virtually the same five human rights principles and eight ILO Conventions that were set out in AnnTaylor Stores Corporation. This includes the summary of ILO Convention 138—(Minimum Age Convention) as the principle –

"No use of child labor".

The above example is only illustrative of the extent to which the Proposal is vague and indefinite, and highlights the impossible task shareholders will have in understanding the effect of any vote in connection with this Proposal. One thing, however, is certain. Only by reading the particular ILO Conventions would shareholders have any real understanding of the true impact of adoption of this Proposal.

Based on the foregoing, the Proposal is vague and indefinite and is excludable pursuant to Rule 14a-8 (i)(3).

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it is Related to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a-8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no brightline test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business exclusion'", but noted that the Staff will make reasoned distinctions relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation and enforcement of the "Code of Conduct", which is a set of human rights principles incorporating at least eight ILO Conventions. While several of the principles addressed in the ILO Conventions address social policy issues, most of the principles are related directly to the Company's ordinary business operations. For example, the third principle states that "all workers have the right to form and join unions and to bargain collectively." Also, the fourth principle states in part that "workers' representatives...shall have access to all workplaces necessary in carrying out their representation functions." These activities fall clearly within the Company's responsibilities related to its management and labor relations. The fact that the principles deal with numerous ordinary business activities cannot be masked by the Proponents intermingling several social policy concerns. See Wal-Mart Stores, Inc. (March 15, 1999), in which the Staff concurred in omitting a shareholder proposal which requested Wal-Mart to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations.

This Proposal is distinguishable from the proposal discussed in Microsoft (September 14, 2000) and the Oracle Corporation (August 15, 2000) in which the Staff refused to concur in the omission of either proposal under Rule 14a-8 (i)(7). In both Microsoft and Oracle the proposals requested that each company address specific human rights violations in China by adopting certain guidelines, known as the China Principles. These guidelines were specific and targeted only one country--China. By contrast, the instant Proposal, requires implementation and enforcement of at least eight ILO Conventions with over 100 separate Articles, varying application in each of the over 70 countries in which the Company operates, reconciliation of the inevitable conflicts that will arises between the ILO Conventions and the local laws and regulations of the Company's host countries, and all with an overreaching involvement into the Company's ordinary business operations.

Based on the foregoing, the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8 (i)(7).

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because it has been Substantially Implemented and is Moot.

Under Rule 14a-8(i)(10), a proposal may be omitted if the company has already substantially implemented the proposal. To the extent that the Proposal is not excludable pursuant to the rules discussed above, it may be omitted because it has been substantially implemented by the Company.

The Company has had in place for many years a Mission Statement, Guiding Principles, and a Business Conduct Guide addressing many of the issues covered in the ILO Conventions proposed for adoption. These corporate policies and procedures are applicable to all employees in all DuPont businesses around the globe. Copies of the Mission, Principles and Business Conduct Guide are attached at Exhibit C. The Company's Business Conduct Guide, for example, emphasizes the responsibility of each employee to comply with all applicable laws and stresses the Company's zero tolerance policy on discrimination and harassment, a key element of the ILO Conventions. The Mission Statement and Principles set forth the "guiding principles and commonly shares values" under which the Company operates around the world. They articulate in a thorough manner the Company's commitment to safety, ethics and respect for the rights of individuals.

It should also be noted that during 2001, the Company took the significant step of endorsing the Global Compact, an initiative of the United Nations. The Global Compact seeks to have companies and business associations embrace, support, and enact a set of core values in the areas of human rights, labor standards, and environmental practices. The Global Compact contains nine principles, including, among other things, elimination of all forms of forced and compulsory labor, abolition of child labor, elimination of discrimination in respect of employment and occupation, and support of the freedom of association. The principles of the Global Compact address essentially all of the five human rights tenets highlighted in the Proposal. A copy of the page from DuPont's web site discussing the Company's endorsement of the Global Compact and DuPont's commitment to the principles of the Compact, as well as the United Nations brochure describing the Global Compact and its nine principles, are attached at Exhibit C.

Through its endorsement of the Global Compact, DuPont has substantially implemented the objectives of the Proposal. The Proposal therefore is excludable pursuant to Rule 14a-8(i)(10).

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from its 2002 Annual Meeting Proxy Materials.

If you have any questions or require additional information, please contact me at (302)-774-9564 or my colleague, Mary Bowler, at (302)-774-5303.

Very truly yours,

Donald P. McAviney /MB

Donald P. McAviney
Corporate Counsel and
Assistant Secretary

attachments

cc: International Brotherhood of Teamsters

**RESOLVED**: The Board of Directors of E.I. duPont de Nemours & Company (Dupont) shall adopt, implement and enforce the workplace Code of Conduct (Code) as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights, which include:

- No use of child labor.
- No discrimination or intimidation in employment.
- All workers have the right to form and join unions and to bargain collectively.
- Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
- No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen.

**SUPPORTING STATEMENT**: Dupont operates or has business relationships in several countries, including China and Thailand, where the U.S. State Department and Amnesty International indicate law and/or public policy do not adequately protect human rights.

> **China**: The Constitution provides for "freedom of association;" but, it doesn't exist." After speaking with reporters about his union activities, Cao Maobing was admitted against his will to a psychiatric hospital and forced to take medication. There is no right to strike. Forced labor is a serious problem. Workplace safety is not important. Trafficking in children for purposes of labor is a problem. (*Human Rights Practices 2000: China*, US State)
>
> **Thailand**: Employers used legal loopholes to fire union leaders prior to government certification of new unions. (*Human Rights Practices 2000: Thailand*, US State)

Arguing against last year's similar proposal, Dupont stated that it "is supportive of the general intent of the proposal ... The Company also meets with advocates of codes to explore issues of mutual concern. These efforts will continue. The Company therefore believes adoption of the proposed code is unnecessary."

In fact, the Company has missed opportunities to meet with advocates. Last year, the Proponent asked Dupont to meet with several interested parties to discuss the American Chemistry Council's (ACC) "no position" decision on the proposed

Memorandum of Understanding (MOU) on Safety & Health as part of the overall two-year negotiations between the International Federation of Chemical, Energy, Mining and General Workers' Unions' (ICEM) and the International Council of Chemical Associations (ICCA) – of which ACC is a part. The MOU was intended to give credibility to the Responsible Care program. By taking its position, the ACC decided that an enforceable program wasn't worth an MOU. "The US chemical industry... deliberately destroyed this international process," said ICEM General-Secretary Fred Higgs.

Dupont's failure to meet negates its argument against this proposal.

Dupont benefits from ensuring it isn't associated with human rights violations. Additionally, institutional investors are concerned with the workplace practices impacts on shareholder value. Several large funds have adopted workplace practice guidelines. Adopting the Code increases attractiveness to the institutional investor community.

I urge you to vote **FOR** this proposal.

# 6 – STOCKHOLDER PROPOSAL ON INTERNATIONAL WORKPLACE STANDARDS

The International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, NW, Washington, DC, owner of 90 shares of DuPont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof:

RESOLVED: That the Board of Directors of E. I. du Pont de Nemours and Company (DuPont) shall adopt, implement and enforce the workplace Code of Conduct (Code) as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111,135 and 138 on workplace human rights, which include:

–No use of child labor.
–No discrimination or intimidation in employment. DuPont shall provide equality of opportunity and treatment regardless of race, color, sex, or other distinguishing characteristics.
–All workers have the right to form and join unions and to bargain collectively.
–Workers' representatives shall not be subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
–No use of forced, including bonded or voluntary prison, labor. Employment shall be freely chosen.

**Stockholder's Statement**

As a global institution, DuPont and its international operations and sourcing arrangements are exposed to sundry risks. Adoption of this proposal manages the risk of being a party to serious human rights violations in the workplace.

DuPont operates or has business relationships in a number of countries, including China, Indonesia and Thailand, where, the U.S. State Department, Amnesty International, and/or Human Rights Watch indicate law and/or public policy do not adequately protect human rights. To wit:

Thailand: "Forced labor and illegal child labor also remain problems." (1999 Country Reports on Human Rights Practices: Thailand, U.S. Department of State)

Indonesia: "Reports of violence against women, including rape, were received throughout the year. In some cases women were raped or held in sexual slavery in retaliation for the political activities of their male relatives. There were persistent reports of sexual violence against women in refugee camps in West Timor." (Amnesty International Annual Report 2000: Indonesia)

China: "Violence against women, including coercive family planning practices—which sometimes include forced abortion and forced sterilization; prostitution; discrimination against women; trafficking in women and children; abuse of children; and discrimination against the disabled and minorities are all problems. The Government continued to restrict tightly worker rights, and forced labor in prison facilities remains a serious problem. Child labor persists." (1999 Country Reports on Human Rights Practices: China, U.S. Department of State)

The success of DuPont's operations depends on consumer and governmental good will. Brand name is a significant asset. DuPont benefits from adopting and enforcing the Code ensuring that it isn't associated with human rights violations. This protects DuPont's brand names and/or its relationships with customers and the numerous governments under which DuPont operates and with which it does business.

Additionally, institutional investors are increasingly concerned with the impact of company workplace practices on shareholder value. Several of the world's largest pension funds have adopted responsible contractor and workplace practice guidelines. Adopting the Code increases attractiveness to the institutional investor community.

The shareholders urge the Board to issue annual reports on the status of DuPont's adoption, implementation and enforcement of the above-stated code.

**Position of the Board of Directors**

**The Board of Directors recommends that you vote "AGAINST" this proposal.**

DuPont is committed to conducting its business affairs with the highest ethical standards, and works diligently to be a respected corporate citizen throughout the world. The Company has had in place for many years an Ethics Policy, Mission Statement and Code of Business Conduct addressing many of the issues covered in the standards proposed for adoption. These corporate policies and procedures are applicable to all employees in all DuPont businesses around the globe.

The Company's Business Conduct Guide, for example, emphasizes the responsibility of each employee to comply with all applicable laws and stresses the Company's zero tolerance policy on discrimination and harassment. The Ethics Policy requires employees to confirm on an annual compliance statement that they have conducted business in accordance with the Company's standards.

The proposal also calls for a series of annual reports on the status of the adoption, implementation and enforcement of the proposed code. This data gathering and report preparation would duplicate many aspects of the annual compliance statements and would thus impose a significant and unnecessary cost on the Company without providing shareholders or employees with any additional benefit.

The Company is supportive of the general intent of the proposal and similar international workplace standards suggested by other organizations for adoption. The Company reviews on an ongoing basis codes offered by a wide variety of organizations, and examines its own policies and practices in light of the provisions of the proposed codes. The Company also meets with advocates of codes to explore issues of mutual concern. These efforts will continue. The Company therefore believes adoption of the proposed code is unnecessary.

## Other Matters

The Board of Directors knows of no other proposals that may properly be presented for consideration at the meeting but, if other matters do properly come before the meeting, the persons named in the proxy will vote your shares according to their best judgment.

The miracles of science®

# Sustainable Growth 2001 Progress Report

Creating Shareholder and Societal Value ... While Reducing Our Footprint Throughout the Value Chain



DUPONT 200 YEARS

## *From the Chief Executive:*



As a company preparing to celebrate our 200th anniversary in 2002, we hold as fundamental a culture that values the safety and health of people. For instance, we demonstrated our values in response to the September 11, 2001, terrorist attack on the World Trade Center buildings and the Pentagon in the United States.

Immediately following the attacks, we activated our corporate Crisis Management Team to assess and anticipate any impacts on our employees and their families, our manufacturing sites and distribution networks, and on our customers and suppliers around the world. We placed the highest priority on producing those materials and products used in disaster relief, recovery and rebuilding. Products like Nomex® for firefighter turnout coats, and Kevlar® and Tyvek® for protective apparel are well-known for their role in protecting lives and preventing injuries. In fact, we made a corporate donation of $5 million primarily earmarked for the education of the children of firefighters, police officers and other uniformed emergency response personnel who lost their lives.

From an economic standpoint, 2001 was a difficult year with global market weakness. The lingering impact of high oil and natural gas prices from 2000 moved through inventories for much of the year. In addition, the September 11th tragedy weakened already low consumer confidence; economic recovery is not expected until well into 2002 and possibly beyond. Nevertheless, we finished the year with a very strong balance sheet and the lowest level of debt in over 20 years. Even during these difficult times, we continued to make progress toward our transformation to become a ***sustainable growth*** company — one that ***creates shareholder and societal value while decreasing our environmental footprint*** along the value chains in which we operate. This report and more detailed information available on our Web site provides an update on our progress.

### *Footprint Reduction — The Goal Is "0"*

Our safety and health performance remains significantly better than the industry average. We expect to complete the year with about 25 of our 85,000 employees losing a day of work from an "acute" injury, an improvement of 15 percent over 2000. We also significantly reduced the number of serious "soft tissue" injuries and illnesses through efforts to better identify and address symptoms at an early stage where corrective treatment can be most effective. However, we did have three significant environmental/process incidents early in the year, but zero significant fire or distribution incidents. As our first line of defense, we completed over 2000 first- and second-party audits worldwide covering all six codes of Responsible Care®.

From an environmental standpoint, greenhouse gas emissions from our global operations are now down 63 percent (on a Kyoto basis) since 1990. Global emissions of air toxics and carcinogens are both down from last year and are now 76 percent and 87 percent, respectively, below our 1987 baseline levels. Total energy consumption is down from last year and now stands at 101 percent of 1990 levels, essentially offsetting a 35 percent increase in production over this period. Global hazardous waste is up 4 percent over last year, but 37 percent below our 1990 levels.

On a U.S. basis, the total releases we reported in 2001 (for the year 2000) to the U.S. Environmental Protection Agency as part of the Toxic Release Inventory declined by 5 percent and are now 76 percent below 1987 levels. In addition, our "as generated" waste declined 20 percent to 550 million pounds and is 38 percent lower than 1987. However, we added to our reported numbers over 10 million pounds of "waste," material we thought could be made into useful and saleable product but now must be contained in landfills. These are not new releases, but a change in what we report. Also, in conformance with new U.S. EPA requirements, we reported dioxins and other persistent, bioaccumulative and toxic materials (PBTs) for the first time this year. We have inventoried PBTs associated with our manufacturing processes and materials and are working to reduce or eliminate both exposure and risk associated with this class of materials.

While our environmental performance continues to improve, our global environmental costs in 2000 were $550 million (pretax), down from a high of $1 billion in 1993. Fines and penalties were $1.25 million, which included a $850,000 fine paid to fulfill a consent agreement for a 1996 accidental release.

### *Social Responsibility, Public Policy and Stakeholder Engagement*

As a company, we have historically had very strong policies and actions related to the safety and treatment of our employees, and the ethical conduct of our business. As such, we followed closely the development of the Global Compact by the United Nations. Early this year, I met with Secretary General Kofi Annan and indicated that DuPont would be an early endorser of the Compact. We did this at the "principle" level, recognizing that implementation of the Compact's nine principles would need to be applied within our global businesses in a way that was consistent with our current policies and practices.

We are delighted to be associated with this important global initiative aimed at strengthening the contribution of the business community in the area of social responsibility.

We have continued to work to be helpful in the public policy debates about climate change. We believe a workable policy will involve at least two elements: a market-based "emissions trading" system to optimize the use of resources and direct them to where they can have the most impact; and a clear set of goals or targets to set the direction and pace of change.

As a company, we have been active in working with others to pilot emissions trading systems and have completed small trades in both Canada and the United Kingdom. Also, at the request of the Salt Lake City Olympic Committee, we have donated 120,000 tons of $CO_2$-equivalent emissions credits so that the 2002 Olympics can offset emissions associated with the games and in effect, be "climate neutral." Our emissions credits have been created through the greenhouse gas emission abatement projects we have installed over the past 10 years. However, we still lack both U.S. and global policies to set the guidelines for future investment and actions.

We continue to meet with our external Biotechnology Advisory Panel to seek guidance on our commitment to the responsible development and commercialization of biotechnology-based products. To date, the topics we have discussed include: an assessment of the state of the scientific knowledge in several areas such as allergenicity; the moral, ethical and cultural issues associated with biotechnology; and, the important elements of a public outreach strategy. More recently, we have engaged panel members in helping to shape a corporate position on biodiversity. For more information on our Biotechnology Advisory Panel, please visit our Web site: ***http://www.dupont.com/biotech***.

*Sustainable Growth — The Business Imperative*

At the invitation of the *Harvard Business Review*, I prepared an article for their September 2001 edition that describes our approach to Sustainable Growth, one that "seeks to make more of the world's people our customers — and to do so by developing markets that promote and sustain economic prosperity, social equity, and environmental integrity." I also had the privilege to co-chair a World Business Council for Sustainable Development (WBCSD) working group, "Sustainability through the Market: 7 keys to success," with John Pepper, chairman of Procter & Gamble. In the working group report (available through the WBCSD), the seven keys to success are described as: innovate, practice eco-efficiency, move from stakeholder dialogues to partnerships for progress, provide and inform consumer choice, improve market framework conditions, establish the worth of Earth, and make the market work for everyone. The report provides a useful guide for companies interested in implementing sustainable development.

As DuPont transforms toward sustainable growth, we are employing three strategies across the company — productivity, knowledge intensity and integrated science — and have included specific examples as part of this report and as part of our DuPont Annual Report to shareholders. Six Sigma continued to be our most important productivity tool for achieving lower capital and operating costs in 2001, while also contributing to top-line growth. These productivity gains were realized at the same time we reduced energy consumption, water use, waste and emissions. We are achieving 20 percent top line revenue growth in our highly "knowledge intensive" Safety Resources business while helping the companies we work with avoid injury to thousands of their employees. And, our efforts to integrate chemistry and biology are producing analytical instruments that improve the safety of the food chain.

In synergy with these three core strategies, we are reducing our environmental "footprint" and more broadly engaging diverse groups in civil society in a way that develops growth opportunities based on common objectives. We have included specific examples in these areas also.

In closing, I thank all of our employees worldwide for their commitment, energy and creativity which achieved the progress described in this report. I thank our customers, suppliers and others external to DuPont who have worked closely with us. Although DuPont is far from its goal of achieving sustainability, we are unwavering in our drive toward that ultimate objective.

With warm regards,

**Charles O. Holliday, Jr.**
*Chairman and Chief Executive Officer and*
*Chief Safety, Health and Environmental Officer*

# *Sustainable Growth Stra*

We are pursuing our mission of Sustainable Growth through nuts-and-bolts business practices that provide opportunities for real growth across our business units around the world. A strategic focus on *productivity* drives down costs, waste and the use of energy. The creation of *knowledge intensive* value through technology, know-how and service has the potential to reduce the use of depletable forms of raw materials and energy, while lowering the environmental impact. And *integrated science* has the potential to combine chemistry, biology and other technology platforms to create products with greater societal value and lower environmental impact. In synergy with these three core strategies, we are actively pursuing *stakeholder engagement* as a way to align societal value and shareholder value creation. We also continue to extend our decade-long commitment to substantial environmental *footprint reduction.*

These strategies underpin our transformation to become a sustainable growth company for the 21st century. They sit solidly on our 200-year commitment to our core values: safety, health and environmental excellence; the highest standards of ethics and integrity in the conduct of our business; and the fair and respectful treatment of all people. The commitment to these core values, regardless of the business we are in or where we operate in the world, is a non-negotiable condition for being a part of DuPont.



## Productivity

DuPont businesses and operations have continually focused on improving productivity. However, over the past three years, we have employed the Six Sigma methodology to enhance our efforts. To implement Six Sigma we have trained over 1,300 "black belts," over 5,000 "green belts" and now have completed or have underway 5,500 projects. We are finding that these projects are delivering substantial reductions in our environmental footprint along with financial benefits.

As one example, our White Pigment & Mineral Products business estimates that 70 percent of their Six Sigma projects result in footprint reductions. At the end of 2001 the business had 128 completed projects with substantial financial benefits. These same projects also reduced energy consumption by 2.1 percent, greenhouse gas emissions by 1.1 percent and non-hazardous landfilled waste by 6 percent. Other benefits included reduced water consumption, less shipment of highly hazardous materials and adoption of inherently safer manufacturing process technology.

## Knowledge Intensity

The concept of knowledge intensity is not new to us. However, historically the delivery of our science and technology to the marketplace has been primarily through physical products and materials. More and more we are developing value for our customers based on the knowledge we have, either separate from or in combination with the products and materials we deliver.

DuPont Canada's Performance Coatings business initiated a partnership with Ford Motor Company's Oakville, Ontario, automotive assembly plant. The commercial agreement was based on "cars painted" versus the historical metric of gallons of paint sold/purchased. As such, DuPont began to bring its extensive know-how on paint application technology into the paint operations. The result is that less paint is used, application efficiency has improved greatly, volatile organic emissions from the plant have been lowered by 50 percent over four years, and Ford's costs are down by almost 35 percent. This improved efficiency has also created significant value for DuPont, more than offsetting the reduction in actual gallons of paint sold.

A second example involves the DuPont Flooring Systems business, a business that has grown over the past decade by adding certified installation, patented maintenance, and end-of-life recycling to an already world-class carpet offering of DuPont™ Antron®. By addressing the total value chain in a systematic way, the business has found it can uniquely deliver high value to the consumer while continuing to reduce environmental impact for a variety of flooring systems. And while the environmental focus has traditionally been on end-of-use recycling, field experience has shown that knowledge-intensive maintenance can, in many cases, almost double the useful life of the flooring. In addition, DuPont continues to lead the industry with the first and only commercially viable program that reclaims and recycles all types of commercial carpet. Since 1991, the DuPont™ Carpet Reclamation® Program has reclaimed more than 60 million pounds of carpet for re-use in



manufacturing carpet fiber, resilient flooring tiles, carpet cushion, sod reinforcement and automobile parts.

A third example builds on our 200-year commitment to, and experience in, industrial safety. Our DuPont Safety Resources business has worked over several decades to provide customers with consultation and training in safe practices. In most cases, our customers experience a 50-70 percent reduction in employee injuries within the first three years of working with DuPont. However, to drive home the point that reducing injuries also reduces cost and improves productivity, the business has created an offering called SafeReturns™. There is not a flat up-front fee but a performance-based agreement based on both safety improvement and lower costs for the customer. At the end of 2001, the SafeReturns™ program was in place with customers who collectively represent more than 100,000 people.


People Under SafeReturns™ Contracts
Thousands of People
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1st Qtr
2nd Qtr
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2000
1st Qtr
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2001

## Integrated Science

DuPont is a science company that integrates physics, chemistry, materials science and more recently biology to produce products that create both societal and shareholder value. In addition, all of our businesses conduct product stewardship reviews on a regular basis to assess the potential environmental impacts of new and existing products. This year, we introduced new guidance to our R&D organizations that requires them to integrate potential environmental and societal impact assessments into the development process.





As an example of integrated science, we have brought together our long history in textile science with our equally long history in colors and ink technology to develop the first fully integrated, production-capable, digital textile printing system. This system, designed for the home furnishings market, offers the flexibility of high quality, customized designs at competitive costs. It also eliminates much of the waste associated with customized designs, such as the use of long-run printing equipment for samples and short run jobs. The DuPont™ Artistri™ color control and management system enables textile designers to make color and design alterations by computer, then quickly see their designs emerge on fabric for easy sampling. The system combines speed, quality, flexibility, affordability and a reduction in waste — a great combination of sustainable growth benefits.



In 2001, we created a Fuel Cell business unit to pursue growth in the emerging proton exchange fuel cell market. By integrating our knowledge and experience in polymer chemistry, coatings and electrochemical technologies, we hope to become a leading supplier of high performance materials and components to the emerging worldwide fuel cell market. Fuel cells have the potential to bring distributed power to homes and commercial buildings around the world, and to supply "clean" power for transportation in a way that substantially reduces environmental impacts. On a smaller scale, micro fuel cells could someday be used to power cellular phones, laptop computers and small appliances.

A third example is Qualicon, a DuPont business that has combined chemistry and biotechnology to create commercial tests that can rapidly detect and fingerprint pathogens in food. The Centers for Disease Control and Prevention estimate that in the United States, foodborne illnesses affect as many as 76 million people each year with more than 9,000 deaths. Qualicon systems can reduce the time needed to detect and track pathogenic bacteria from days to hours so that preemptive and corrective steps can be taken more quickly, reducing the disease and death rates.



# Stakeholder Engagement

Our definition of stakeholder includes employees, customers and suppliers, shareholders and society at large. Historically, we have had robust systems and processes for interacting with most stakeholders with the exception of society in general.

With the advent of Responsible Care®, a chemical industry code of conduct developed by the Canadian Chemical Manufacturer's Association, the focus on interaction between sites and their local communities has increased dramatically to the point where we have a community advisory panel or interaction process in place for almost every DuPont plant site around the world. This stakeholder engagement has increased transparency and communications between the plant site and the local community and in most cases, forged a relationship of trust and mutual respect.

We have also increasingly engaged advisory panels, dialogues and outside consultants at both the business and corporate level to seek input and guidance for many of our sustainable growth initiatives. As we organize and grow our efforts to work with external stakeholders with diverse viewpoints, areas of expertise and regional perspectives, we find at least three areas for growth: climate/energy, food and nutrition, and safety and security. All three address important global issues and all three require unprecedented partnerships between the private and public sectors.


Tyvek

Our efforts to address the important global issue of climate change caused by increasing emissions of greenhouse gases have moved us into partnerships with the World Resources Institute, Environmental Defense, the Pew Center for Global Climate Change and the Keystone Center. Our intent is to help influence the development of responsible public policy and an efficient, market-driven emissions trading system, as well as to identify renewable energy sources that are cost competitive with the best fossil fuel alternatives. We see opportunity to create shareholder value through the growth in sales of energy efficient products, such as DuPont™ Tyvek® Homewrap™; to sell emission reduction credits generated beyond our own corporate commitments and to reduce the amount, cost and environmental impact of the energy we use in our manufacturing processes.

The need for adequate food with increased levels of nutrition is a critical issue for the 21st century. Through our Agriculture & Nutrition businesses, we currently provide seed, soy protein and crop protection products that meet growing global needs. At the field level, when our Crop Protection business began developing a new cotton insecticide for West Africa, researchers spent six years with local scientists, distributors and farmers to ensure that they developed a product that could be used safely, introduced effectively and met the needs of the local market. At the corporate level, we have held wide-ranging dialogues with our external Biotechnology Advisory Panel on issues related to the safety and public acceptance of this important new technology.



Finally, our Safety Resources business continues to work with a growing number of external stakeholders to build public awareness and value for workplace safety. We helped to sponsor a National Safety Summit held at Georgetown University in March to discuss and bring focus to the need for greater urgency in addressing injuries in the U.S. workplace.

# Footprint Reduction

Traditionally, we have provided the following charts to report on progress in reducing our environmental footprint. Beginning next year, we will also provide charts to report on our progress towards two new 2010 goals: source 10 percent of global energy needs from renewable sources; achieve 25 percent of revenues from non-depletable resources.

## Total Recordable Injuries & Illnesses



14
12
10
8
6
4
2
0
'94
'95
'96
'97
'98
'99
'00
'01E
DuPont
Chemical Industry Average
Manufacturing Industry Average
DuPont (includes event-related injuries and illnesses)


(Recordable Injuries per 200,000 hours worked)

1998 through 2001 (estimated) injury/illness statistics for employees reflect expanded reporting of cumulative musculoskeletal disorders. Comparative statistics are not available for years prior to 1998. Industry data not available for 2000 and 2001.

## Global Air Toxics & Carcinogenic Emissions



90
80
70
60
50
40
30
20
10
0
'87
'94
'95
'96
'97
'98
'99
'00
Air Toxics
Air Carcinogens


(Millions of pounds)

## Major Safety, Health & Environmental Incidents



60
50
40
30
20
10
0
'95
'96
'97
'98
'99
'00
'01E
Major SHE Incidents


A major safety, health and environmental incident is a significant environmental, process or transportation incident.

## Global Greenhouse Gases & Energy Consumption



300
250
200
150
100
50
0
150
100
50
0
'90
'95
'96
'97
'98
'99
'00
Total (includes CFCs)*
Total, Kyoto Basis (excludes CFCs)*
Global Energy Consumption (Indexed to 1990=100)**


*(Billions of pounds, Carbon Dioxide Equivalents) **(Percentage)

Data indicate a 63% reduction of greenhouse gas emissions (Kyoto basket of gases) since 1990. DuPont expects to achieve a 65% reduction (Kyoto basis) by the year 2010. Global energy consumption has been nearly flat since 1990, despite a 35% increase in production.

## U.S. Toxics Release Inventory Waste & Emissions



1,000
900
800
700
600
500
400
300
200
100
0
'87
'91
'93
'94
'95
'96
'97
'98
'99
'00
Total Waste as Generated
Deepwell Disposal of Hazardous Waste
Total Releases to Air, Water and Land


(Millions of pounds)

Data as reported to the U.S. Environmental Protection Agency. 286 new chemicals were added in 1995. Total waste as generated first reported in 1991. Reflects reductions of 38% in total waste as generated, 84% in deepwell disposal, and 48% reduction in air, water and land releases. Increase in total waste as generated in 1998 and 1999 reflects 143 MM lbs./yr. recycled on-site by two newly acquired facilities.

## Global Hazardous Waste

| | 1990 | 1997 | 1998 | 1999 | 2000 |
|---|---|---|---|---|---|
| Canada | 5.1 | 2 | 2.7 | 2.3 | 2.3 |
| Europe | 120 | 49 | 33 | 25.8 | 40.7 |
| Mexico | 197 | 179 | 252 | 191 | 206 |
| South America | 7.7 | 1.2 | 0.9 | 0.2 | 0.4 |
| Asia/Pacific | 6.8 | 6.1 | 24.3 | 64.5 | 69.3 |
| United States | 2,414 | 2,027 | 1,596 | 1,366 | 1,401 |

(Millions of pounds)

*Regional performance data drawn from the DuPont Corporate Environmental* Plan database. It should be noted that definitions of hazardous waste vary from region to region. Data indicate a 37% reduction in global hazardous waste, dry basis, since 1990.

## *The DuPont Commitment:*

*We affirm to all our stakeholders, including our employees, customers, shareholders and the public, that we will conduct our business with respect and care for the environment. We will implement those strategies that build successful businesses and achieve the greatest benefit for all our stakeholders without compromising the ability of future generations to meet their needs.*

*We will continuously improve our practices in light of advances in technology and new understandings in safety, health and environmental science. We will make consistent, measurable progress in implementing this Commitment throughout our worldwide operations. DuPont supports the chemical industry's Responsible Care® initiative as a key program to achieve this Commitment.*

### Highest Standards of Performance, Business Excellence

We will adhere to the highest standards for the safe operation of facilities and the protection of the environment, our employees, our customers and the people of the communities in which we do business.

We will strengthen our businesses by making safety, health and environmental issues an integral part of all business activities and by continuously striving to align our businesses with public expectations.

### Goal of Zero Injuries, Illnesses and Incidents

We believe that all injuries and occupational illnesses, as well as safety and environmental incidents, are preventable, and our goal for all of them is zero. We will promote off-the-job safety for our employees.

We will assess the environmental impact of each facility we propose to construct and will design, build, operate and maintain all our facilities and transportation equipment so they are safe and acceptable to local communities and protect the environment.

We will be prepared for emergencies and will provide leadership to assist our local communities to improve their emergency preparedness.

### Goal of Zero Waste and Emissions

We will drive toward zero waste generation at the source. Materials will be reused and recycled to minimize the need for treatment or disposal and to conserve resources. Where waste is generated, it will be handled and disposed of safely and responsibly.

We will drive toward zero emissions, giving priority to those that may present the greatest potential risk to health or the environment.

Where past practices have created conditions that require correction, we will responsibly correct them.

### Conservation of Energy and Natural Resources, Habitat Enhancement

We will excel in the efficient use of coal, oil, natural gas, water, minerals and other natural resources.

We will manage our land to enhance habitats for wildlife.

### Continuously Improving Processes, Practices and Products

We will extract, make, use, handle, package, transport and dispose of our materials safely and in an environmentally responsible manner.

We will continuously analyze and improve our practices, processes and products to reduce their risk and impact through the product life cycle. We will develop new products and processes that have increasing margins of safety for both human health and the environment.

We will work with our suppliers, carriers, distributors and customers to achieve similar product stewardship, and we will provide information and assistance to support their efforts to do so.

### Open and Public Discussion, Influence on Public Policy

We will promote open discussion with our stakeholders about the materials we make, use and transport and the impacts of our activities on their safety, health and environments.

We will build alliances with governments, policy makers, businesses and advocacy groups to develop sound policies, laws, regulations and practices that improve safety, health and the environment.

### Management and Employee Commitment, Accountability

The Board of Directors, including the Chief Executive Officer, will be informed about pertinent safety, health and environmental issues and will ensure that policies are in place and actions taken to achieve this Commitment.

Compliance with this Commitment and applicable laws is the responsibility of every employee and contractor acting on our behalf and a condition of their employment or contract. Management in each business is responsible to educate, train and motivate employees to understand and comply with this Commitment and applicable laws.

We will deploy our resources, including research, development and capital, to meet this Commitment and will do so in a manner that strengthens our businesses.

We will measure and regularly report to the public our global progress in meeting this Commitment.

For more information on DuPont:

This report and more environmental data from DuPont are available on the Internet at www.dupont.com/corp/social/SHE/index.html

Comments on this report are welcome and should be addressed to:

DuPont Sustainable Growth Progress Report
1007 Market Street
DuPont Building–Room D-11031
Wilmington, DE 19801-9989

DUPONT

*The miracles of science®*

Printed in U.S.A. Printed on Recycled Paper

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

April 9, 2001

**VIA FAX AND BY POST: 302.774.5303**

Ms. Mary Bowler, Legal Counsel
E. I. DuPont DeNemours and Company
1007 Market Street
Wilmington DE 19898

Dear Ms. Bowler:

I am writing to you on two, closely-linked issues: The Teamsters' General Fund shareholder proposal on the International Conventions on Labor Standards as developed and promoted by the International Labor Organization, and our communications on the UN Global Compact as developed by UN General Secretary Kofi Annan; and the recent "no position" stance taken by the American Chemistry Council (ACC).

First, I want to thank you for the time and effort you have put into our shareholder proposal on the Conventions of International Labor Organization (ILO) and its overall effect on DuPont.

We are impressed with DuPont's involvement. The company's website on UN General Secretary Kofi Anan's *Global Compact* indicates:

> "DuPont's core values of innovation and discovery, safety and environmental stewardship, integrity and high ethical standards, and treating people fairly and with respect meet and in many respects exceed the goals embodied in the values set out in the Global Compact."

In that spirit, we are hopeful that DuPont can convince the other members of the ACC to reverse their "no position" decision on the proposed Memorandum of Understanding (MOU) as part of the overall two-year negotiations between the International Federation of Chemical, Energy, Mining and General Workers' Unions' (ICEM) and the International Council of Chemical Associations (ICCA) –of

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

which ACC is a part. The MOU covers the very issues addressed in the Global Compact –health, safety and the environment. By taking a "no position" stance, the ACC undoes the entire two-year negotiation process and puts the Responsible Care program in jeopardy of becoming little more than a public relations campaign designed to wash away images of corporate malfeasance. It is our hope that DuPont's core values will move the Company to persuade the ACC to reverse its decision on this important MOU on health, safety and the environment.

Your continuing communications with us and the many statements in the Company's publications, show us that DuPont is serious about its commitment to the high standards we address in our proposal. With that in mind, we would like to help you in developing the independent Advisory Board we discussed at our meeting of February 21, 2001.

Below is a list of persons whom the Teamsters General Fund believe would serve well as independent Advisory Board members to review the company's operations and, if necessary, recommend actions to bring DuPont and its contractors into compliance with ILO Conventions (or to some other acceptable form of global standards program).

Roger Bradley, National Director for Organizing
Paper, Allied-Industrial, Chemical & Energy Workers (PACE)
P. O. Box 1475 — 3340 Perimeter Hill Drive
Nashville TN 37202 — Nashville TN 37202
Tel.: 615.831.6783 — Fax: 615.781.6362

M. Elizabeth Bunn, International Vice President
International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW)
8000 East Jefferson
Detroit, MI 48214
Tel.: 313.926.5000.

Carl Goodman, President
International Brotherhood of Dupont Workers
P.O. Box 16333
Louisville, KY 40256-0333
Tel: 812.923.1334 — Fax: 812.923.1335 or 540.337.5442

Barbara Shailor, Director
International Affairs Department, AFL-CIO
Solidarity Center
1925 K Street, NW, Suite 300
Washington, DC 20006
Tel: 202.778.4500 Fax: 202.778.4525

Timothy Smith, Senior Vice President and Director
Socially Responsive Investment
Walden Asset Management
40 Court Street
Boston, MA 02108
Tel.: 617.726.7250

Ken Terry, Director
UAW Region 1
30755 Montpelier
Madison Heights, MI 48071-5110
Tel: 313.926.5341; 313.564.6510; 248.583.1700; 248.645.2400
Fax: 248.588.3555

Ken Zinn, North American Regional Coordinator
ICEM North American Regional Office
815 Sixteenth Street, NW
Washington, DC 20006
Tel: 202.842.7892 Fax: 202.842.7801

Again, thank you for your time. We look forward to working with you on developing enforceable global industrial standards.

If you have any questions, feel free to communicate directly with Joseph Horgan of our Corporate Affairs office at 202.624.6859.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jph
opeiu#2

cc: Roger Bradley, National Director for Organizing, PACE
M. Elizabeth Bunn, International Vice President, UAW
Carl Goodman, President, IBDW
Barbara Shailor, Director, International Affairs Department, AFL-CIO
Timothy Smith, Sr Vice President & Director, Socially Responsive Investments – Walden Assets Management
Ken Terry, Director, UAW Region 1
Ken Zinn, North American Regional Coordinator, ICEM

*1999 SEC No-Act. LEXIS 105*

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

February 1, 1999

[*1] Bristol-Myers Squibb Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 1, 1999

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Bristol-Myers Squibb Company
Incoming letter dated December 21, 1998

The proposal relates to not cannibalizing bodies of unborn children but pursuing preserving their lives.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(3) because it is vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bristol-Myers relies.

Sincerely,

Dennis Bertron
Attorney-Adviser

INQUIRY-1:
Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4714

December 21, 1998

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

RE: Bristol-Myers Squibb Company 1999 Annual Meeting

Ladies and [*2] Gentlemen:

We are submitting this letter to ask you to confirm that you would not recommend an enforcement action if Bristol-Myers Squibb Company omits from our 1999 proxy materials a stockholder proposal from Mr. Edwin D. Foulks, Jr., Chairman of the Committee For Asserting Unalienable Rights. The proposal requests that the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives. A copy of the proposal is attached as Attachment A.

The Company believes that it can omit the proposal from its proxy materials for the following reasons:

I. The proposal can be omitted pursuant to Rule 14a-8(c)(3) as contrary to Rule 14a-9 because it is vague and, therefore, misleading and contains false and misleading statements.

The proposal is false and misleading in that it contains several disjointed statements presented in a rambling fashion to support the proffered resolution. Indeed, the statements referencing the Bible and Roman law only further confuse matters, creating many more questions than are answered. There is no factual support for the proposal's statements attacking the current American [*3] government. All these statements form the logical background to the proposal. The Company believes that its stockholders could not possibly understand what actions would be required to implement the proposed action at the Company. Consequently, the resolution itself is false and misleading. The Company should, therefore, be allowed to omit the proposal as a whole as false and misleading pursuant to Rules 14a-8(c)(3) and 14a-9.

The Company should also be allowed to omit the proposal on the ground that it is vague and indefinite. The Commission has found that stockholder proposals may be omitted from the proxy materials when such proposals are; "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. (Philadelphia Electric Company, No-Action Letter dated July 30, 1992).

Any guidance would have to be found in the supporting statement, which is identical to the supporting statement in the proposal that Mr. Foulks submitted to GE for GE's 1997 Annual Meeting and which the Staff permitted [*4] GE to exclude under Rule 14a-8(c)(3) because it was vague and indefinite. See General Electric Company (January 23, 1997). Also, the Staff has concurred that similar proposals dealing with the rights of the unborn submitted by Mr. Foulks to other companies (e.g., Digital Equipment Corporation, Union Pacific Corporation, IBM Corporation, RJR Nabisco Holdings Corp. Minnesota Mining and Manufacturing Company and Minnesota Power and Light Company) are so vague and indefinite as to be excludable. The Staff has concurred with three no-action requests submitted by the Company on similar proposals submitted by Mr. Foulks.

The proposal is completely silent as to how the Company might implement to the proffered policy. Given the interpretational differences, it is not clear how the proffered policy could be implemented at the Company. In other words, the proposal is so indefinite as to allow no reasonable certainty that the proposal would, or even could be, fulfilled by the Company.

The Company should, therefore, be allowed to omit the proposal pursuant to Rule 14a-8(c)(3) on the ground that it is too vague to give a clear mandate to either the stockholders or the Company.

II. The proposal **[*5]** can be omitted pursuant to Rule 14a-8(c)(6) as concerning matters beyond the Company's power to effectuate.

The proposal is so vague and indefinite that neither the Company nor its stockholders would know exactly what the proffered policy means or how it would be implemented.

In International Business Machines, No-Action Letter dated January 14, 1992, the Staff stated that a proposal may be classified as beyond a company's power to effectuate on the basis that the proposal is "so vague and indefinite that a registrant would be unable to determine what action should be taken." The Company should, therefore, be allowed, to omit the Proposal pursuant to Rule 14a-8(c)(6) on the ground that it is beyond its power to effectuate.

III. The proposal can be omitted pursuant to Rule 14a-8(c)(5) because it related to less than 5% of the Company's total assets or net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business.

The proposal asks that the Corporation adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives.

The Company is a **[*6]** diversified worldwide health and personal care Company whose principal businesses are pharmaceuticals, consumer medicines, beauty care, nutritionals and medical devices. As the Company has stated previously, abortion is unrelated to the business of the Company. Accordingly none of the Company's total assets, gross sales or net earnings are attributable to the proposal and therefore the economic thresholds of Rule 14a-8(c)(5) have not been satisfied with respect to the proposal. Likewise, the proposal has no "significant" relationship to the Company's business. Accordingly, the proposal is clearly excludable under Rule 14a-8(c)(5).

The Company recognized that the Commission has permitted shareholder proposals dealing with social issues to be included in proxy statements under Rule 14a-8. However, the social issues have always had some significant or meaningful relationship to the Company business. For example, "South African" proposals are permitted in connection with companies that do business in South Africa and tobacco proposals are permitted in connection with companies that have tobacco operations.

It is one thing to say that a proposal dealing with operations that fail to meet **[*7]** the economic thresholds of Rule 14a-8(c)(5) must nevertheless be included if it is otherwise significantly related to a company's business. It is another thing to say that a proposal that has no relationship to a company's business must be included. The fact that an issue must have a significant or meaningful relationship to a company's business has been recognized by the courts. For example, in *Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554 (D.C.D.C. 1985)*, the court held that Iroquois Brands had to include in its proxy statement a shareholder proposal relating to the force feeding of geese for the production of pate de foie gras, even though sales of the product failed to meet the economic thresholds set forth in Rule 14a-8(c)(5). The Court reasoned that even though the company's sales of the product failed to meet the economic thresholds, the product nevertheless had a significant relationship to the company's business and therefore the issue raised in the proposal was significantly related to the company's business. The court stated, however, that "the result would, of course, be different if the plaintiff's proposal was ethically significant **[*8]** in the abstract but had no meaningful relationship to the business of the [company] as the [company] was not engaged in the business of importing pate de foie gras" (emphasis added). *Id. At 561,* Note 16. The Company submits that the proposal presents precisely the same situation described by the court in Note 16 of the Lovenheim decision, e.g., an ethically significant issue (abortion) which has no meaningful relationship to the Company's business.

Five additional copies of this letter and its attachments are attached pursuant to Rule 14a-8(d). A copy of this letter and attachments are simultaneously being forwarded to the proponent.

We expect to file our definitive proxy materials on or about March 12, 1999.

Based on the foregoing, we ask that you would not recommend an enforcement action if the proposal is excluded from the 1999 proxy materials. We note that there may be additional procedural grounds for omitting the proposal. We have requested that the proponent comply with all the requirements of Rule 14a-8 of Regulation 14A. Once the time period for a response from the proponent has elapsed, we will supplement this request as appropriate. Should **[*9]** the Staff disagree with our opinion regarding omission of the proposal, we would appreciate the opportunity to confer with you concerning this matter prior to the issuance of your response.

If you have any questions or require additional information, please call me at (212) 546-4714 or send any written inquiries to my be telefax at (212) 605-9622.

Very truly yours,

Alice C. Brennan

**ATTACHMENT A**

STOCKHOLDER PROPOSAL

UNBORN CHILDREN

Mr. Edwin D. Foulks, Jr., Chairman, Committee for Asserting Unalienable Rights, P.O. Box 1061, Binghamton, New York 13902, who holds 1,200 shares of Common Stock, has informed the Company that he intends to present to the meeting the following resolution:

Whereas, this nation was founded proposing "that all men are created (not only born) equal, that they are endowed by their Creator (not the Supreme Court) with certain unalienable Rights" and guaranteed constitutionally to "secure the blessings of liberty to ourselves and our posterity", current American government has embarked on tyrannical rule "destructive of these ends" regarding "persons unborn" (legally recognized by Jefferson's Virginia legislation) by denying "equal protection of the [*10] laws" for such defenseless children from any and all attackers, denying parents the right to claim unborns as dependents and other property rights, (even butchering children during birth!).

Whereas, "Laws of Nature and of Nature's God entitle" that "you shall give life for life, ..., wound for wound" (Exodus 21:23) regarding injured unborn and (applicable through common law/Louisiana State) "Roman law, the principles of which are the nearest to natural reason" (Jefferson), asserts "an unborn child is entitled to action for restitution, where he has lost something by usucaption"; "those who are unborn are, by almost every provision of the Civil Law, understood to be already in existence"; "ancient authorities were so solicitous to maintain the interest of an unborn child who would be free at birth, that they reserved all its rights unimpaired until the time it was to be born."

Whereas, the United Nation's Declaration of the Rights of the Child (1959) demands that "the child, by reason of his physical and mental immaturity, needs special safeguards and care, including appropriate legal protection, before as well as after birth", the American Convention on Human Rights (1969) ratified [*11] by United States Senate maintains that "every person has the right to have his life respected. This right shall be protected by law, and, in general, from the moment of conception" with Black's Law Dictionary asserting "A child conceived, but not born, is to be deemed an existing person"; "Reasonable creature... means a human being, and has no reference to his mental condition, as it includes a lunatic, an idiot, and even an unborn child"; insurance trusts defining "the word 'living' shall include unborn persons in the period of gestation" (Northwestern Mutual Life Insurance Company).

Whereas, the Virginia Declaration of Rights (1776) asserts that "men ... cannot by any compact deprive or divest their posterity; namely, the enjoyment of life and liberty." The Supreme Court (1943) affirmed: "One's right to life, liberty and property ... and other fundamental rights may not be submitted to a vote; they depend on the outcome of no elections"; (1973, 1989) - life begins at conception. Congress's Republican platform pledges: "We believe the unborn child has a fundamental individual right to life which cannot be infringed. We therefore reaffirm our support for a human life amendment [*12] to the Constitution, and we endorse legislation to make clear that the Fourteenth Amendment's protections apply to unborn children."

RESOLVED: Shareholders request the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives.

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **SEC No-Action, Exemptive, and Interpretative Letters**
Terms: **cite(2001 sec no-act.lexis 366 or 2001 sec no-act.lexis 372 or 2001 sec no-act.lexis 383 or 2001 sec no-act.lexis 370 or 2001 sec no-act.lexis 384 or 1999 sec no-act.lexis 329)** (Edit Search)

Select for FOCUS™ or Delivery

*2001 SEC No-Act. LEXIS 384, **

**2001 SEC No-Act. LEXIS 384**

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

March 13, 2001

**CORE TERMS:** convention, shareholder, human rights, proponent, supplier, monitoring, commit, vague, misleading, omission, indefinite, board of directors, proxy statement, workplace, no-action, annual meeting, child labor, circumvent, concurred, proxy, minimum age, living wage, omit, distinguishable, wage, social policy, enumerated, collective bargaining, implemented, stockholders

**[*1]** AnnTaylor Stores Corporation

**TOTAL NUMBER OF LETTERS:**
4

**SEC-REPLY-1:**
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2001

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: AnnTaylor Stores Corporation
Incoming letter dated January 12, 2001

The proposal relates to AnnTaylor committing itself to the "full implementation of these human rights standards" and a program to monitor compliance with "these standards."

There appears to be some basis for your view that AnnTaylor may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if AnnTaylor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AnnTaylor relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

**INQUIRY-1:**
SKADDEN, ARPS, SLATE, MEAGHER & FLOM

(DELAWARE)

ONE RODNEY SQUARE

P.O. BOX 636

WILMINGTON, DELAWARE 19899-0636

TEL: (302) 651-3000

FAX: (302) 651-3001

DIRECT DIAL

(302) 651-3130

DIRECT FAX

(302) 651-3001

EMAIL ADDRESS

PMORAN@SKADDEN.COM

February 21, 2001

Rules 14a-8(i)(3), 14a-8(i)(6),
**[*2]** 14a-8(i)(7) and 14a-8(i)(11)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AnnTaylor Stores Corporation, Commission File No.
1-10738, Omission Pursuant to Rule 14a-8 of a
Shareholder Proposal Submitted by the
New York City Employees' Retirement System and
the Amalgamated Bank of New York Long View
SmallCap 600 Index Fund

Ladies and Gentlemen:

Reference is made to the letter dated January 12, 2001 ("January Letter"), on behalf of AnnTaylor Stores Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in which I requested the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur with the Company's view that, for the reasons stated therein, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted separately (but in identical form) by the New York City Employees' Retirement System and the Amalgamated Bank of New York LongView SmallCap 600 Index Fund (the "Proponents") properly **[*3]** may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 Annual Meeting of Shareholders. Further reference is made to the letter dated February 9, 2001 to the Staff from Cornish F. Hitchcock, Esq., (the "Proponent Letter") on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (I assume for purposes of this letter that Mr. Hitchcock is writing on behalf of whichever fund is the correct proponent).

I am enclosing six copies of this letter. A copy of this letter also is being sent to each of the Proponents.

I. Background

As described in the January Letter, the Proposal consists of (i) six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring standards (the "Standards) purportedly established by some companies, which Standards incorporate the conventions of the International Labor Organization ("ILO"), (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions that are incorporated in the Standards, and (iii) a resolution **[*4]** seeking that the Board of Directors of the Company commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

In the January Letter I informed you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials on the following grounds: (a) pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy rules because (i) the Proposal is vague and misleading under Rule 14a-8(i)(3), and (ii) the Proposal violates the 500-word limit of Rule 14a-8(d); (b) pursuant to Rule 14a-8(i)(6), the Company lacks the authority to implement the Proposal due to its misleading nature and (c) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations.

II. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

As more fully described in the January Letter, the Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it is vague, **[*5]** indefinite and misleading and thus in violation of Rule 14a-9. In addition, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

It is well established that a proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion when neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine what measures or actions the proposal requires. On its face, the plain language of the Proposal requires the Company to adopt all of the ILO conventions, which number in excess of 180. The Proponents argue in the Proponent Letter that "if one were to peruse the various ILO conventions" one could figure out that many of the conventions have no bearing on the Company and therefor are not what is sought to be adopted. The Proponents' argument turns the analysis on its head. The Rules require that shareholders be able to determine from reading *the Proposal* what it is they are being asked to adopt. To require that, in order to understand the Proposal before them, shareholders must access and read obscure conventions **[*6]** that, when printed, amount to six inches of paper, defies logic and contravenes the Rules.

As addressed in the January Letter, even if the Proponents intended to incorporate only the eight ILO conventions which specifically are referenced in the "Whereas" clauses of the Proposal, the Proposal still fails to adequately summarize those conventions. Each "single" convention is four to ten pages in length and contains up to 33 separate articles. The Proponents assert in the Proponent Letter that I did not accuse the Proponent of inaccurately describing or mischaracterizing the ILO conventions. As to the words of the Proposal, that is correct. The words set forth are accurate. This does not change the fact, however, that a statement of five principles as a summary of all of the conventions covered by the Proposal simply fails to provide a complete statement of the substance of the proposal. It certainly is well established in our securities law that statements can be misleading by way of material omissions, not just material misstatements. Nothing in the Proponents Letter changes the fact that the ILO conventions incorporated in the Standards would place numerous obligations on the Company **[*7]** which shareholders could not possibly know by reading the Proposal.

Notwithstanding the Proponents' assertions in the Proponent Letter, the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000). As noted by the Proponent, in Microsoft and Oracle, the proposals requested that the company implement eleven specific principles known as the The U.S. Business Principles for Human Rights Workers in China (the "China Principles"). Moreover, those principles applied to Microsoft and Oracle's operations only in China and were designed to address issues specifically relating to worker human rights in that country. The Proponent states that this argument ignores proposals relating to the Sullivan Principles, the MacBride Principles and the CERES Principles. While the text of these principles may be somewhat longer than the China Principles, as asserted by the Proponents, in all other ways they are very similar to the proposals addressed in Microsoft and Oracle. The Sullivan Principles and the MacBride Principles applied to a company's operations in one country, South Africa and Northern Ireland, respectively. **[*8]** The CERES Principles are a set of narrowly crafted specifically principles addressing environmental concerns only. Unlike the Proposal, the CERES Principles allow companies to determine the best ways in which to achieve the various environmental goals, rather than micro-managing a company's business operations. In addition, the Sullivan Principles, the MacBride Principles and the CERES Principles are each less than two pages in length and thus it is clear from the face of the proposals what shareholders are being asked to vote upon. This is in sharp contrast to the ILO conventions which, even if interpreted in the light most favorable to the Proponents, are 42 pages in length.

Lastly, I note that the lack of a precedential no action letter is no basis for disregarding the fact that, by omitting the text of the ILO conventions and using the technique of incorporation by reference, the Proponents seeks to circumvent Rule 14a-8(d)'s 500 word limitation.

III. The Proposal Should Be Excluded under Rule 14a-8(i)(6) Because it is Impermissibly Vague and Indefinite, and Therefore Beyond the Company's Ability to Effectuate, and Thus Violates Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides **[*9]** that a shareholder proposal may be excluded from a company's proxy statement if it is sufficiently vague that the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken if the proposal were adopted. In the Proponent Letter, the Proponents correctly point to the example that the Proposal would mandate freedom of association for workers even in countries where such activities are legally prohibited. The Proponents then endeavor, however, to analogize that situation to commitments by companies with operations in Northern Ireland or South Africa to adoption of the McBride Principles or the Sullivan Principles, respectively, even though the goals of such principles "were not yet a reality". I submit that a goal of non-discrimination not being a reality is quite different from a mandated activity being illegal. As more fully discussed in the January Letter, it is unclear how the Company would reconcile conflicts between the ILO conventions and foreign laws. For this reason, and for the other reasons discussed in the January Letter, the Proposal is beyond the Company's power to implement.

IV. **[*10]** The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In the Proponent Letter, the Proponents argue that because the Proposal touches upon certain social policy issues, it can not be excluded under Rule 14a-8(i)(7). This argument ignores the Staff's position that, when submitting a shareholder proposal with human rights standards to which a company must adhere, a proponent may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with policy issues. Given that the standards address such matters as management and labor relations, working hours and employees benefits, the Proposal on the whole clearly relates to the Company's ordinary business operations. This fact cannot be disguised simply by wrapping it in statements regarding broader social policy concerns.

The Proponents correctly note that there is a series of 1999 no action letters that exclude proposals that deal with an employer's policies **[*11]** with respect to wage adjustments and the so-called "living wage" on the basis that such matters relate to ordinary business operations. The fact that the Proposal does not use the term "living wage" does not change the fact that it relates directly to employment policies and employee wages.

As noted in the January Letter, the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) in which the proposals requested that the company implement the China Principles. These eleven principles were narrowly framed and were designed to address a specific, known problem in one country, China. This is consistent with the Staff's approach regarding the McBride Principles and the Sullivan Principles which sought to mandate polices of non-discrimination in Northern Ireland and South Africa. Again, they involved specific principles designed to address a documented problem in one country. In contrast, the Proposal requests that the Company implement numerous broadly drafted and highly complex ILO conventions which would affect the Company's operations worldwide without regard to the appropriateness of any given convention in any **[*12]** particular locality. I note that the Warnaco letter cited by the Proponent is not applicable in that the proposal therein addressed sought only reporting on the company's monitoring and compliance efforts, but did not seek to impose any particular standards.

I note that the Proponents sought to distinguish Modine Manufacturing Co. (May 16, 1998), wherein the Staff found that a proposal requesting that the Board of Directors "form a committee to develop a corporate code of conduct addressing, among other issues, the right of employees to organize and maintain unions" could be excluded as a matter relating to the conduct of the company's ordinary business operations. However, the fact that the right of workers in the United States to organize also is addressed and protected in the United Stated by the NLRA had no bearing on the Staff's position that the right of workers to organize and unionize is a matter of a company's ordinary business.

I note the Staff's recent denial of the no-action relief sought by PPG Industries with regard to another shareholder proposal involving the ILO conventions. I note that, while both proposals relate to the ILO conventions, the proposals differ **[*13]** in that the PPG Industries proposal asked the PPG Board to "adopt, implement and enforce a workplace code of conduct *based on* the ILO conventions." In contrast, the Proposal requests that the Company's Board of Directors "commit itself to the *full implementation* of the [Standards]," which incorporate the ILO conventions, and a program of independent monitoring of compliance with the Standards. The PPG proposal allows the company greater flexibility to formulate its own code of conduct which supports the principles outlined in the ILO conventions, but is appropriate for PPG's business. The Proposal, on the other hand, requires the Company to adopt the Standards wholesale thereby adopting, without regard to the wisdom of doing so, each of the

ILO conventions. Further, I note that the arguments made and positions advanced in the January Letter and herein differ in many respects from those made by counsel to PPG in its correspondence with the Staff. Accordingly, I submit that the PPG Letter is not dispositive of the Company's request and respectfully request the Staff to conclude differently with regard to the Proposal.

For the reasons set forth above and in the January Letter, **[*14]** the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Thank you for your consideration.

Very truly yours,

Patricia Moran

**INQUIRY-2:**
CORNISH F. HITCHCOCK

ATTORNEY AT LAW

1100 17TH STREET, N.W., 10TH FLOOR

WASHINGTON, D.C. 20036-4601

(202) 974-5111 . FAX: 331-9680

E-MAIL: CONH@TRANSACT.ORG

9 February 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Jonathan Ingram, Esq.

Re: Shareholder proposal from Amalgamated Bank of New York LongView Collective Investment Fund to AnnTaylor Stores Corp.

Dear Mr. Ingram:

I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letter from counsel for AnnTaylor Stores Corp. ("AnnTaylor" or the "Company") dated 12 January 2001, in which AnnTaylor advises that it plans to omit the Fund's shareholder **[*15]** resolution from the Company's 2001 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to deny the relief AnnTaylor seeks.

The Fund's Resolution

The Fund's resolution focuses on the fact that AnnTaylor has extensive overseas operations, including a significant number of suppliers, that there has been a growing public awareness of human rights abuses in some countries, that a number of corporations have implemented independent monitoring with respect to human rights issues, and that these standards implement conventions of the International Labor Organization ("ILO") on workplace human rights, including-

- the right to form and join trade unions and bargain collectively (ILO Conventions 87 and 98);

- non-discrimination involving worker representatives (ILO Convention 135);

- no discrimination or intimidation in employment (ILO Conventions 100 and 111);

- freely chosen employment, with no use of force, including bonded or prison labor (ILO Conventions 29 and 105);

- no use of child labor (ILO Convention 138).

With this background, the resolution asks the board of directors to "commit the Company to the full implementation of these human rights **[*16]** standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

The Company's Opposition and the Fund's Response.

AnnTaylor urges the Division to grant "no-action" relief on the grounds that the resolution is vague and misleading within the meaning of Rule 14a-8(i)(3); tries to circumvent the 500-word limit of Rule 14-8(d); is beyond the Company's power to implement within the meaning of Rule 14a-8(i)(6); involves the Company's ordinary business within the meaning of Rule 14a-8(i)(7); and is identical to a previously received shareholder proposal, which is grounds for exclusion under Rule 14a-8(i)(11).

We address each objection in turn below. Before doing so, however, we offer the general observation that the Division has refused to grant no-action relief to companies objecting to similar resolutions urging the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. *Microsoft Corp.* (14 September 2000); *Warnaco Group, Inc.* (14 March 2000); *Oracle Corp.* (15 August **[*17]** 2000); *3Com Corp.* (15 August 2000). In those letters the Division cumulatively rejected many of the exclusions upon which AnnTaylor relies here. AnnTaylor attempts to distinguish these decisions, but for reasons we discuss below, we believe that the similarities between the Fund's resolution and the cited proposals warrant the denial of no-action relief here, particularly as AnnTaylor bears the burden under Rule 14a-8(g) of proving that one or more of the exclusions applies, and it has failed to do so here.

Rule 14a-8(i)(3): Allegedly vague, indefinite and misleading language.

AnnTaylor makes several language objections which we answer as follow.

The first objection is that the resolution is flawed and misleading because, in the Company's view (at 4), the proposal "appears to require the Company to adopt all of the ILO conventions." The key word in that sentence is "appears," and if one were to peruse the various ILO conventions, it is apparent that the facts are different from AnnTaylor's purported "appearance." As AnnTaylor correctly notes, there are some 180 separate conventions, some of which deal with issues such as seafarers' hours of work and a "Pakistan soccer ball **[*18]** project," which have little or no bearing on the Company's business operation. We thus fail to see how the Company can argue that the Fund's resolution "appears" to require something that the resolution plainly does not, i.e., implementation of "all" 180 conventions.

More specifically, AnnTaylor asserts (at 4) that the five general standards or principles set out in the resolution, which cite to eight enumerated ILO standards, "fail to adequately summarize those conventions." At no point in its letter, however, does the Company suggest that the Fund has inaccurately described or mischaracterized those ILO conventions, nor does the Company claim that the cited ILO conventions contain provisions that are, in fact, at odds with the five specified standards. Reduced to its essentials, the Company's objection is that the resolution is somehow misleading because it does not incorporate detailed specifics that appear in the specific ILO conventions, *e.g.,* with respect to child labor, those portions of the ILO conventions urging that the minimum age for employment be not less than the age of completing compulsory schooling and, in any event, not less than 15 years or recommending that **[*19]** the determination of the minimum age for admission to employment that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less than 18 years.

AnnTaylor does not explain how the omission of this supporting detail renders the Fund's proposal "materially false or misleading." Indeed, and given AnnTaylor's style of rhetorical attack, one suspects that if the Fund had omitted any citation to these ILO conventions, AnnTaylor would have protested that a bare formulation such as "There shall be no use of child labor" was vague and misleading for failing to define what is a "child," for not specifying an acceptable age of employment, and for not detailing whether some jobs could be appropriately handled by employees younger than a generally applicable standard, etc. n1

n1 Indeed, the Company takes exactly that tack in assailing the resolution's request for "independent monitoring" - How independent must the monitor be, the Company asks? Can the monitor be paid by the Company? Must the Company retain a "social organization" that would not charge a fee? Incoming letter at 5. AnnTaylor's attack on this two-word phrase ignores the explanatory language in the fourth whereas clause, which explains that other companies have "implemented independent monitoring programs with respected human rights and religious organizations." Thus, any assertion that the Company does not understand the resolution or that shareholders would not understand the resolution are belied by a reading of the entire text, not just a phrase here and there. **[*20]**

AnnTaylor acknowledges, as it must, that the Division rejected similar claims in *Microsoft* and *Oracle,* cited above. The Company argues, however, that those letters are distinguishable because the proposal at issue there fully stated all 11 principles that the companies were being asked to endorse. The problem with this argument is that it ignores at least several decades of experience with resolutions such as the Sullivan Principles, the McBride Principles and the CERES Principles, all of which had texts that were longer than the text in *Microsoft* or *Oracle.* We are aware of no letter that upheld an objection of the sort AnnTaylor lodges here, namely, that those resolutions were deficient because they omitted the full text of the relevant principles. So too here, the relevant benchmark is whether the challenged language is "materially false or misleading," and AnnTaylor has failed to carry its burden of demonstrating that the Fund's proposal is deficient.

Rule 14a-8(d): More than 500 words

AnnTaylor next argues (at 6) that the Fund "purports to circumvent the 500-word limit on Rule 14a-8(d)." The argument rests on the dubious notion that by urging AnnTaylor to **[*21]** implement standards that incorporate certain ILO conventions, the Fund is somehow obligated to include the full text of the referenced conventions into the text of the resolution. AnnTaylor cites no precedent for the proposition that a resolution urging a company to adopt certain publicly available standards must incorporate the full text of those standards into the resolution. Indeed, there have been many no-action requests over the years involving resolutions asking a company to adopt the Sullivan Principles, the McBride Principles and the CERES Principles, and we are unaware of any no-action ruling that has accepted the position that AnnTaylor advances here. The fact of the matter is that the resolution is well within the 500-word limit, and the Company's argument does not merit serious consideration.

Rule 14a-8(i)(6): Beyond the Company's power to effectuate

The next objection restates in slightly different form the two prior objections. AnnTaylor argues that it lacks the power to commit itself to implementation of the enumerated human rights standards, for example, because there are some countries where activities enumerated in the resolution, *e.g.,* worker freedom of association, **[*22]** are not yet permitted under the laws of those countries. The objection merges two distinct points. The resolution asks the Company to commit itself to certain principles, while recognizing that full implementation may not occur immediately. The proposal is thus similar to prior resolutions involving the Sullivan or McBride principles, which asked companies to commit themselves to goals that were not yet a reality in South Africa or Northern Ireland - and that might not have become a reality without United States corporations going on record in favor of norms that are widely accepted in the international community.

Rule 14a-8(i)(7): Ordinary business.

AnnTaylor then invokes the "ordinary business" exclusion under which a company may omit resolutions dealing with issues that "are mundane in nature and do not involve *any* substantial policy or other considerations." Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976)(emphasis added). The issues presented by the Fund's resolution are hardly devoid of policy significance.

With an exception discussed below, the Division has issued various letters over the years recognizing human rights issues **[*23]** as not subject to the "ordinary business" exclusion, witness the numerous resolutions involving the Sullivan Principles, McBride Principles and CERES Principles. As the Fund's resolution makes clear, AnnTaylor has extensive international operations, and it does business in some countries where issues of human rights violations periodically occur.

For example, AnnTaylor obtains a significant amount of its inventory from China, a nation where human and labor rights issues have been the subject of frequent attention in the news media, before the United Nations, the World Trade Organization, and other governmental bodies. Indeed, the issue human rights in China played a prominent role in last year's congressional debate over permanent normalized trade relations with the United States. Businesses choosing to operate in China thus face special risks, and the Fund's resolution seeks to anticipate those risks. At a minimum, and in light of this well-known public debate, AnnTaylor can-not persuasively argue that human rights issues in a key country where it does business is an issue that is utterly devoid of "any substantial" policy component.

We note that the Division rejected similar objections **[*24]** in the recent *Oracle* and *Microsoft* rulings, where the resolution in question asked those companies to endorse a set of principles similar to those advanced by the Fund here that would go beyond the company's current code of ethics. In both those situations, the Division rejected no-action relief on "ordinary business" grounds. The fact that these resolutions were specific to China does not affect the calculus. In *Warnaco Group, Inc.* (14 March 2000), the proponent made arguments similar to those the Fund is advancing here in support of a resolution seeking a report on Warnaco's monitoring and compliance with its vendor standards, and that policy affected Warnaco's overseas operations generally, not just in China. That resolution raises the same sort of issues that the Fund's proposal raises here, and the Division denied no-action relief to Warnaco.

AnnTaylor relies (at 10) on what has become a limited exception in this area, citing a series of 1999 letters in which a sourcing-related proposal was omitted by several companies because the proposal requested a report on six issues involving the practices of the company's overseas vendors, one of which involved the issue of **[*25]** whether these overseas vendors paid their employees a "living wage." The proposal was omitted because of the offending paragraph, the Division explaining that while "the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [the "living wage" paragraph] relates to ordinary business operations." *K mart Corp.* (12 March 1999); accord *Wal-Mart Stores, Inc.* (15 March 1999); *Warnaco Group, Inc.* (12 March 1999). The Fund's proposal does not, of course, include "living wage" issues as part of the five enumerated principles, and the 1999 letters just cited thus do not support AnnTaylor's request for no-action relief.

Along the same line, and in a continuation of this "divide-and-conquer" strategy, AnnTaylor tries to pick off another enumerated standard by challenging (at 7-8) the resolutions's first two points, which deal with freedom of association, collective bargaining, and access to workplaces. The Company relies on *Modine Manufacturing Co.* (16 May 1998), but *Modine* is distinguishable because it sought the development of a code under which U.S. workers could organize and maintain **[*26]** unions in this country, an issue addressed by the NLRA. By contrast, in at least one country where AnnTaylor does business (China), there are limitations on that right, as well as limitations on worker representational activities, and those limits are both in violation of applicable ILO standards, according to the Department of State's 1999 COUNTRY REPORTS ON HUMAN RIGHTS PRACTICES (25 February 2000). There is a world of difference between a resolution dealing with a right that exists under U.S. law and a right that is not yet secured under international standards such as the ILO Conventions. Indeed, the rights that AnnTaylor singles out for attack are viewed in the human rights community as significant elements in what is generically known as "freedom of association."

Rule 14a-8(i)(11): Two Proposals

AnnTaylor argues finally that the Fund's proposal may be excluded because it is substantially identical to one received several hours earlier from the New York City Employees' Retirement System ("NYCERS"). The Fund and NYCERS have met with AnnTaylor executives and explained that it was not their intention to submit proposals independently, such that the Company had to focus on which **[*27]** was received first. Their intention from the start was for the Fund and NYCERS to be co-sponsoring the same resolution. Thus, the objection that there are two proposals here is not well taken.

Conclusion

For these reasons, the Fund respectfully submits that AnnTaylor's request for no-action relief should be denied. We appreciate very much the Division's consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,

Cornish F. Hitchcock

**INQUIRY-3:** SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE RODNEY SQUARE

P.O. BOX 636

WILMINGTON, DELAWARE 19899-0636

TEL: (302) 651-3000

FAX: (302) 651-3001

http://www.skadden.com

DIRECT DIAL

(302) 651-3130

DIRECT FAX

(302) 651-3001

EMAIL ADDRESS

PMORAN@SKADDEN.COM

January 12, 2001

Rules 14a-8(i)(3), 14a-8(i)(6),
14a-8(i)(7) and 14a-8(i)(11)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AnnTaylor Stores Corporation, Commission File No. 1-10738, Omission Pursuant to Rule 14a-8 of a Shareholder Proposal Submitted by the New York City Employees' Retirement System and the Amalgamated **[*28]** Bank of New York LongView SmallCap 600 Index Fund

Ladies and Gentlemen:

I am writing on behalf of AnnTaylor Stores Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted separately (but in identical form) by the New York City Employees' Retirement System and the Amalgamated Bank of New York LongView SmallCap 600 (the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 Annual Meeting of Shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponents' letters transmitting the Proposal (the "Proposal Letters"). A copy of this letter also is being sent to each of the Proponents as notice of the Company's intent to omit the Proposal from the Proxy **[*29]** Materials.

I. The Proposal

The Proposal consists of (i) six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring standards (the "Standards) purportedly established by some companies, which Standards incorporate the conventions of the International Labor Organization ("ILO"), (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions that are incorporated in the Standards, and (iii) a resolution that reads as follows:

> Therefore, be it resolved that the shareholders request the board of directors to commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Proposal is set forth in the letters from the Proponents attached hereto as Exhibits A and B. A copy of the eight ILO conventions listed as examples in the Proposal is attached as Exhibit C (the text of all 180 ILO conventions are over 6 inches. Accordingly **[*30]** we have not included them, however, we will provide them at your request).

II. Summary

This letter is to inform you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials. The Company believes that the Proposal properly may be omitted as follows: (a) pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy rules because (i) the Proposal is vague and misleading under Rule 14a-8(i)(3), and (ii) the Proposal violates the 500-word limit of Rule 14a-8(d); (b) pursuant to Rule 14a-8(i)(6), the Company lacks the authority to implement the Proposal due to its misleading nature and (c) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

The Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8 (i)(3), which states that a proposal may be omitted if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9. The Company believes that the Proposal violates Rule 14a-9, and Rule 14a-8(d). The Proposal violates **[*31]** Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. In addition, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

A. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because it is Vague, Indefinite and Misleading, and thus in Violation of Rule 14a-9.

The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. See IDACORP, Inc., (January 24, 2000) (the Staff concurred with the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal sought to amend the company's articles of incorporation to provide for the "recall" of members of the board by "plurality vote" as vague and indefinite). A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal **[*32]** requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal).

The Proposal is vague, indefinite and misleading because from the face of the Proposal, shareholders will not know what they are being asked to consider and upon what they are being asked to vote. The Proposal requests that the board of directors commit the Company to the full implementation of the Standards, which incorporate the ILO conventions, but does not fairly summarize **[*33]** those Standards. Indeed, the Proposal sets forth only five broad principles citing eight ILO conventions. As written, the Proposal appears to require the Company to adopt all of the ILO conventions, which number in excess of 180. Even if the Proponents intended to incorporate only the eight ILO conventions which specifically are referenced in the "Whereas" clauses, the Proposal still fails to adequately summarize those conventions. Each individual convention contains numerous articles that adopting companies would be required to follow. Indeed, each "single" convention is four to ten pages in length and contains up to 33 separate articles. As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures the Company would have to take in the event that the Proposal were adopted, but actions ultimately taken by the Company pursuant to the Proposal could differ significantly from actions contemplated by shareholders in voting on the Proposal.

The text of the Proposal requests that the Company comply with the Standards which appear to be a set of broadly framed human rights standards that incorporate the ILO conventions and contain sweeping statements **[*34]** regarding child and forced labor, trade unions, collective bargaining and discrimination. However, as noted above, the Proposal fails to set forth those conventions and instead sets forth only five broad principles that are included therein. Certainly, a statement of five principles as a summary of hundreds of conventions (or even eight conventions, for that matter) does not pass muster under even the most expansive view of minimally adequate disclosure. The eight conventions alone include 140 articles and an aggregate of 46 pages. The articles and pages in all 180 plus conventions are too numerous to count. The fact is that the ILO conventions incorporated in the Standards would place numerous obligations on the Company which shareholders could not possibly know by reading the Proposal. For example, ILO Convention 138 is summarized in the Proposal as follows:

> There shall be no use of child labor.

However, adoption of that convention would require the Company and its suppliers do the following, none of which appears in the Proposal:

. undertake to pursue a national policy to ensure the effective abolition of child labor and raise progressively the minimum age for admission **[*35]** to employment or work to a level consistent with the fullest physical and mental development of young persons;

. specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory;

. ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years;

. determine the minimum age for admission to employment or work that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less than 18 years;

Thus, only by reading the ILO conventions would shareholders understand the true impact of adoption of the Proposal.

In addition, the Proposal calls for "independent monitoring of corporate adherence" to the Standards. The Proposal fails to define what would constitute "independent monitoring" or who would qualify as an independent monitor. For example, if the Company employed the Company's independent outside accounting firm as a monitor, would the fact the Company pays a fee to perform such services prevent them from being considered independent? Would the Company be required to hire a social organization **[*36]** that would not charge a fee for such monitoring? Because the Proposal offers the Company no guidance in this respect, as well as for the reasons outlined above, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9, and therefore subject to exclusion under Rule 14a-8(i)(3).

I note that the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of a proposal under Rule 14a-8(i)(3). In Microsoft and Oracle, the proposals requested that the company implement a lust of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than proposing sweeping standards that incorporate voluminous ILO conventions that would be applicable to company operations anywhere in the world, the proposal specifically set forth in their entirety eleven principles to which it was limited. Moreover, those principles applied to Microsoft and Oracle's operations only in China and were designed to address issues specifically relating to worker human rights in that country.

B. The Proposal **[*37]** Should Be Excluded under Rule 14a-8(i)(3) Because it Purports to Circumvent the 500-Word Limit of Rule 14a-8(d).

Rule 14a-8(d) provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and its supporting statements, in the aggregate, exceed 500 words. n1 By omitting the text of the ILO conventions incorporated in the Standards sought to be adopted under the Proposal, the Proponents seeks to circumvent Rule 14a-8(d). The Proposal states that the Standards "incorporate the conventions of the ILO on workplace human rights" which, as discussed above, exceed 180 in number. We have not attempted to count the number of words in all 180 conventions, or even in the eight specifically referenced conventions. Nevertheless they are, in either case, most assuredly well in excess of 500 words. Surely, a shareholder should not be permitted to do an end run around the requirements of the proxy rules by incorporating voluminous materials not available to shareholders.

n1 The Company did not give the Proponents notice within 14 days of the failure to comply with Rule 14a-8(d) because the Company believes such notice would be futile. It would be impossible to include the necessary information in the Proposal (i.e. the text of the ILO conventions), and come within the 500 word count. **[*38]**

As stated above, a shareholder cannot fully comprehend the impact on the Company of adoption of the Proposal without reading the ILO conventions. Accordingly, the text of the ILO conventions would have to be included in the Proposal, which for purposes of Rule 14a-8(d)'s word limitation, would cause the Proposal to be many times in excess of the number of words permitted by Rule 14a-8(d). As a result, the Proposal violates Rule 14a-8(d) and is excludable under Rule 14a-8(i)(3).

IV. The Proposal Should Be Excluded under Rule 14a-8(i)(6) Because it is Impermissibly Vague and Indefinite, and Therefore Beyond the Company's Ability to Effectuate, and Thus Violates Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is sufficiently vague that the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken. See Int'l Business Machines Corp. (January 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is **[*39]** so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

The Proposal requests that the board of directors commit the Company to the "full implementation" of the Standards. As discussed above, it is impossible to determine from the Proposal what the Company's obligations would be if the board so committed the Company and its suppliers to full implementation of the Standards, thereby committing itself to broadly written ILO conventions that would be applicable to the Company's operations worldwide. If the Proposal were adopted, the Company would be required to become familiar with the intricacies of each ILO convention. Moreover, the Company would continue to be obligated to comply with a multiplicity of foreign laws and regulations. Neither the Proposal nor the ILO conventions themselves provide any guidance to the Company as to how to reconcile conflicts between the ILO conventions and foreign and local laws and regulations. For example, the ILO conventions mandate collective bargaining and organization of employees, notwithstanding the fact that such activities may violate **[*40]** the law in certain foreign jurisdictions. This may, in itself, render the Proposal excludable pursuant to Rule 14a-8(i)(6).

From the face of the Proposal, the shareholders and the Company could have widely divergent views regarding what obligations the Proposal would place on the Company. This uncertainty is exacerbated by the fact that significant implementation would have to occur at the supplier level, since the Company contracts out all manufacturing operations. Further, it is unclear how the Company could reconcile conflicts between the ILO conventions and foreign laws. Due to these material uncertainties, the Company would lack the power or authority to implement the Proposal, making it subject to exclusion under Rule 14a-8(i)(6).

I note that the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of a proposal under Rule 14a-8(i)(6). As discussed above, in Microsoft and Oracle, the proposals requested that the company implement a list of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than **[*41]** proposing sweeping standards that incorporate voluminous and complex ILO conventions that would be applicable to company operations anywhere in the world, the proposal specifically set forth in their entirety eleven principles to which it was limited. Thus, the Proposal would be significantly more onerous for the Company to attempt to implement than the proposals in Microsoft or Oracle.

V. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a-8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

As stated in the 1998 Release, the policy underlying the ordinary **[*42]** business exclusion rest on two central themes. First, the 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees." Second, the 1998 Release states that the Staff will consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This may come into play...where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Although the Staff reversed its position in Cracker Barrel Old Country Stores, Inc. (October 13, 1992) regarding the automatic exclusion of employment-related shareholder proposals raising social policy issues, the 1998 Release specifically noted that "reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals **[*43]** under the exclusion, such as proposals on general business operations." Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no bright-line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion" but noted that the Staff "will make reasoned distinctions" relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation of the Standards, which are a set of global human rights standards incorporating the ILO conventions. While several of the principles addressed in the ILO conventions touch upon social policy concerns, a vast majority of the issues directly relate to the Company's ordinary business operations. For example, the Proposal includes a requirement that the Company and its suppliers commit themselves to the standard that "all workers have the right to form and join trade unions and bargain collectively." Moreover, the Proposal specifically requires that "worker representatives...have access **[*44]** to all workplaces necessary to enable them to carry out their representation functions." Clearly these mandates deal directly with the Company's ordinary business operations in the area of management and labor relations. In recent years, the Staff has concluded that determinations involving collective bargaining units as well as the negotiations between companies and unions regarding wages, hours and working conditions are ordinary business issues within the scope of Rule 14a-8(i)(7). See Modine Manufacturing Co. (May 6, 1998) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with the company's policies regarding trade unions and collective bargaining related to ordinary business operations).

In addition, the ILO's mandate regarding working hours (that the working hours of employees of the Company and its suppliers should not exceed eight hours a day or 48 hours per week) also clearly relates to the Company's ordinary business operations. On several occasions, the Staff has determined that an employer's policy with respect to employee hours relates to the Company's ordinary business operations, and that **[*45]** shareholder proposals relating to such issues may be excluded pursuant to Rule 14a-8(i)(7). See Intel (March 18, 1999) (the Staff concurred in exclusion of a shareholder proposal requesting adoption of an Employee Bill of Rights that would dictate such ordinary business operational matters as employee work hours); see also Toys 'R' Us (March 18, 1998) (the Staff concurred in omission of a shareholder proposal under Rule 14a-8(i)(7) because the proposal, in focusing upon such issues as working conditions, wages and working hours for employees of company suppliers, dealt primarily with ordinary employment-related matters).

We note further that the Staff has determined that an employer's policies with respect to wage adjustments and the so-called "living wage" relate to ordinary business operations, and that such shareholder proposals may be properly excluded pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with "sustainable living wage" issues infringed upon the company's ordinary business operations); see also K-Mart **[*46]** Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) the Staff reached the same conclusion as in Wal-Mart Stores, Inc. with respect to a similar shareholder proposal.

The Proposal clearly seeks to micro-manage the Company's business operations. The ILO conventions touch upon nearly every aspect of the Company's and its suppliers' relationship with their respective employees in intricate detail. For example, in addition to dictating the number of hours a day that an employee should work and dictating standards for employee wages, the conventions would require that the Company and its suppliers:

. set the minimum age for employment which is likely to jeopardize the health, safety or morals of young person at no less than 18 years;

. provide workers' representatives with access to their workplace facilities;

. commit itself to a 40-hour work week;

. provide maternity leave of not less than 14 weeks;

. take steps to ensure that any worker required to transport loads manually receive training in techniques to safeguard health and prevent accidents; and

. provide each worker with a minimum of three weeks of paid vacation every year.

The conventions establish **[*47]** the minimum age of employees, dictate the type of benefits to be provided to employees (including health insurance and maternity leave), set the maximum number of hours employees may work and outline safety provisions to which the Company and their suppliers, must adhere. The mandates would apply worldwide without regard to employees' desires, local laws or local customs. Indeed, many of the benefits that the Company and its suppliers would be forced to provide to their employees under the Proposal are not even customary in the United States. These benefits could not be implemented by the Company without careful analysis on the part of the board of directors of the potential costs of such benefits. How can shareholders acting once a year at an annual meeting, without the benefit of any meaningful analysis that would enable them to make an informed judgment, make decisions regarding such matters? Clearly, shareholder intervention on such matters would amount to micro-management of the Company's day to day operations.

Through the principles briefly addressed in the Proposal and delineated at length in the ILO conventions, the Standards address a broad spectrum of issues. The scope of **[*48]** these Standards demonstrates that the Proposal on the whole relates to the Company's ordinary business operations, encompassing nearly every aspect of the Company and its suppliers' businesses, and seeks to micro-manage the Company. This cannot be masked by the fact that some of these issues also touch upon broader social policy concerns. In recent years, the Staff has noted that a proponent in submitting a shareholder proposal with an enumerated list of human rights standards to which a company must adhere may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with significant policy issues. See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in omission of a shareholder proposal which requested the company to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff concurred in omission as to both under Rule 14a-8(i)(7) with regard to similar proposals **[*49]** where one aspect of the proposals required the companies to implement policies regarding a sustainable living wage, an ordinary business operation within the scope of Rule 14a-8(i)(7)); Chrysler Corp. (February 18, 1998) (the Staff permitted exclusion of a proposal which required the company to review and report to shareholders on its international codes and standards with respect to six principles, one of which related to ordinary business). In light of the foregoing, the Proposal relates the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

The Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of the proposals under Rule 14a-8(i)(7). In Microsoft and Oracle, the proposals requested that the company implement eleven specific principles in one country, China. These principles were designed to address a specific, known problem in that country. The proposals in Microsoft and Oracle are more analogous to the shareholder proposal addressed in Toys 'R' Us, Inc. (February 8, 1999). In Toys 'R' Us, the Staff **[*50]** refused to concur with the company's position that a shareholder proposal seeking the company to implement the MacBride Principles could be excluded under Rule 14a-8(i)(7). The MacBride Principles sought to ensure that the company did not discriminate in Northern Ireland on the basis of religion in the hiring, promotion or termination of employees. Similar to the Microsoft and Oracle proposals, the Toys 'R' Us proposal, consisting of nine specific principles, sought to address a documented problem in one country. In contrast, the Proposal requests that the Company implement numerous broadly drafted and highly complex ILO conventions which would affect the Company's operations worldwide without regard to the appropriateness of any given convention in any particular locality.

VI. One of the Two Shareholder Proposals Can Be Omitted Pursuant to Rule 14a-8(i)(11)

In the event the Staff does not concur with the Company's view that the Proposals can be omitted entirely under Rules 14a-8(i)(3), 14a-8(i)(6), and 14a-8(i)(7), the Company requests the Staff's concurrence that one of the two Proposals may be properly omitted under Rule 14a-8(i)(11). The Company received the **[*51]** Proposal from the New York City Employees' Retirement System on December 18, 2000. Later that day, the Company received an identical proposal from the Amalgamated Bank of New York LongView SmallCap 600 Index Fund. Pursuant to Rule 14a-8(i)(11), a shareholder proposal may be omitted from the proxy statement "if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

In the event that the Staff does not concur with the Company that the Proposal from both Proponents properly may be excluded from the Proxy Materials, the Company would exclude the later-received proposal based on Rule 14a-8(i)(11). In this case, the later-received proposal does not merely "substantially duplicate" the proposal submitted by the New York City Employees' Retirement System; it is, in fact, identical to it. Therefore, the Company believes that the proposal from the Amalgamated Bank of New York LongView SmallCap 600 Index Fund is excludable under Rule Rule 14a-8(i)(11) because it is duplicative of the proposal from the New York City Employees' Retirement System.

For the reasons **[*52]** set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, One Rodney Square, Wilmington, Delaware, 19801 (telephone: 302-651-3130 ) or, in my absence, please contact Jocelyn F.L. Barandiaran, Esq., Senior Vice President, General Counsel and Corporate Secretary, AnnTaylor Stores Corporation, 142 West 57th Street, New York, New York 10019 (telephone: 212-541-3226).

Thank you for your consideration.

Very truly yours,

Patricia Moran /PF

**ATTACHMENT 1**

ANNTAYLOR STORES / GLOBAL HUMAN RIGHTS STANDARDS

**Whereas**, AnnTaylor Stores currently has extensive overseas operations, and

**Whereas**, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations have led to an increased **[*53]** public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

**Whereas**, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

**Whereas**, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

**Whereas**, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO) Conventions 87 and 98).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO) Convention 135)

3. There shall be no discrimination or intimidation in employment. Equality of **[*54]** opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).

5. There shall be no use of child labor. (ILO Convention 138), and,

**Whereas**, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

**Therefore**, be it resolved that the shareholders request the Board of Directors of the company to commit itself to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

**ATTACHMENT 2**

THE CITY OF NEW YORK

OFFICE OF THE COMPTROLLER

1 CENTRE STREET

NEW YORK, N.Y. 10007-2341

December 15, 2000

Ms. Jocelyn F.L. Barandiaran
Secretary
AnnTaylor Store
142 West 57th Street
New York, NY 10019

Dear Ms. Barandiaran: **[*55]**

The New York City Comptroller's Office acts as cusodian of the New York City Employees' Retirement System (the "system"). The system's board of trustees have authorized our office to inform you of our intention to co-sponsor the enclosed proposal which will be presented for the consideration and approval of stockholders at the next annual meeting.

We therefore, offer the enclosed proposal for shareholders to consider and approve at the next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and we ask that it be included in the company's proxy statement.

A letter from Citibank certifying the fund's ownership for over a year of 29,400 shares of AnnTaylor Store common. stock will follow. The system intends to continue to hold at least 2,000 worth of these securities through the date of the annual meeting.

Please feel free to contact me at (212) 669-2651, if you have any questions on this matter. Should the board decided to endorse its provisions as corporate policy, the system will ask that the proposal be withdrawn from consideration at the annual meeting.

Sincerely,

Patrick Doherty

**ATTACHMENT 3**

AnnTaylor Stores Corp. **[*56]** / GLOBAL HUMAN RIGHTS STANDARDS

**Whereas** AnnTaylor Stores Corp. (the "Company") currently has extensive overseas operations, and

**Whereas** reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations have led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

**Whereas** corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

**Whereas** a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

**Whereas** these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO) Conventions 87 and 98).

2. Workers representatives **[*57]** shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO) Convention 135)

3. There shall be no discrimination or intimidation in employment Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).

5. There shall be no use of child labor. (ILO Convention 138), and,

**Whereas** independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our Company's commitment to human rights is to be maintained,

**Therefore** be it resolved that the shareholders request the board of directors to commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with those standards.

**[*58]**

**ATTACHMENT 4**

CORNISH F. HITCHCOCK

ATTORNEY AT LAW

1100 17TH STREET, N.W., 10TH FLOOR

WASHINGTON, D.C. 20036-4601

(202) 974-5111 . FAX: 331-9680

E-MAIL: CONH@TRANSACT.ORG

15 December 2000

By UPS and facsimile: (212) 541-3299

Ms. Jocelyn F.L. Barandiaran
Corporate Secretary
AnnTaylor Stores Corp.
142 West 57th Street
New York, New York 10019

Re: Shareholder proposal for 2001 annual meeting

Dear Ms. Barandiaran:

On behalf of the Amalgamated Bank of New York LongView SmallCap 600 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that AnnTaylor Stores plans to circulate to shareholders in anticipation of the 2001 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to commit the company to active implementation of a human rights code of conduct based on International Labor Organizations Conventions.

The Fund is an S&P SmallCap 600 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets of $ 360 million. Created by the Amalgamated Bank of New York in 1994, the Fund beneficially owns 23,000 shares of AnnTaylor common stock. A letter from the Bank **[*59]** confirming ownership will be provided under separate cover. The Fund has thus owned more than $ 2000 worth of stock for over a year and plans to continue ownership through the date of the 2001 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **SEC No-Action, Exemptive, and Interpretative Letters**
Terms: **cite(2001 sec no-act.lexis 366 or 2001 sec no-act.lexis 372 or 2001 sec no-act.lexis 383 or 2001 sec no-act.lexis 370 or 2001 sec no-act.lexis 384 or 1999 sec no-act.lexis 329)** (Edit Search)
View: Full
Date/Time: Monday, December 31, 2001 - 10:00 AM EST

*2001 SEC No-Act. LEXIS 124*

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-8(i)(5), 14a-8(i)(7), 14a-8(i)(10)

January 22, 2001

[*1] PPG Industries, Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, 2001

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: PPG Industries, Inc.
Incoming letter dated December 15, 2000

The proposal urges the board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal.

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule **[*2]** 14a-8(i)(7).

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs
Attorney-Advisor

INQUIRY-1:

CORNISH F. HITCHCOCK

ATTORNEY AT LAW

1100 17TH STREET, N.W., 10TH FLOOR

WASHINGTON, D.C. 20036-4601

(202) 974-5111 . FAX: 331-9680

E-MAIL: CONH@TRANSACT.ORG

8 January 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Jonathan Ingram, Esq.

Re: Shareholder proposal from Amalgamated Bank of New York LongView Collective Investment Fund to PPG Industries, Inc.

Dear Mr. Ingram:

I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letter from counsel for PPG Industries, Inc. ("PPG" or the "Company") dated 15 December 2000, in which PPG advises that it plans to omit the Fund's shareholder resolution from the Company's 2001 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to **[*3]** deny the relief PPG seeks.

The Fund's Resolution

The Fund's resolution states:

The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:

1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).

2. Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

3. There shall be no discrimination or intimidation in employment. PPG shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other

distinguishing characteristics (ILO Conventions 100 and 111).

4. Employment shall be freely chosen. There shall be no use of forced (including bonded or voluntary) prison labor (ILO Conventions 29 and 105).

5. There shall be no use of child labor (ILO Convention 138).

The supporting statement notes that PPG is a global corporation, **[*4]** and its international operations and sourcing arrangements can expose the company to a variety of risks, and that the resolution is designed, therefore, to manage the risk of PPG becoming a party to serious human rights violations in the workplace. The supporting statement notes as well that PPG operates plants or owns an equity interest in operations in China, where, according to the U.S. State Department, Amnesty International and Human Rights Watch, human rights are not adequately protected by law and/or public policy. The supporting statement adds that PPG's success depends on consumer and governmental good will and the PPG brand and reputation would benefit from adopting and enforcing a code of conduct based on ILO convention that seek to assure that PPG is not associated with human rights violations in the workplace.

The Company's Opposition and the Fund's Response.

PPG has urged the Division to grant "no-action" relief under four provisions of SEC Rule 14a-8(i): Rule 14a-8(i)(10), which applies to proposals that have already been "substantially implemented; Rule 14a-8(i)(7), which applies to matters pertaining to the "ordinary business" of a company; and Rule 14a-8(i)(5), **[*5]** involving matters not significantly related to the company's business; and Rule 14a-8(i)(3), which deals with false or misleading statements.

We address each objection in turn below. Before doing so, however, we offer the general observation that the Division has refused to grant no-action relief to companies objecting to similar resolutions urging the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. *Microsoft Corp.* (14 September 2000); *Warnaco Group, Inc.* (14 March 2000); *Oracle Corp.* (15 August 2000); *3Com Corp.* (15 August 2000). In those letters the Division cumulatively rejected each of the exclusions upon which PPG relies here, and we believe that the similarities between the Fund's resolution and the cited proposals warrant the denial of no-action relief here, particularly as PPG bears the burden under Rule 14a-8(g) of proving that one or more of the exclusions applies.

Rule 14a-8(i)(10): Substantially implemented.

PPG argues that the Fund's resolution has been substantially implemented because the Company has adopted various policies or is subject to certain laws that **[*6]** address concerns raised in the proposal. These include:

-- PPG's EEO policy, which is said to address the points in paragraph 3 of the resolution;

-- the National Labor Relations Act, which protects the rights of workers to unionize and collectively bargain in the United States;

-- PPG's Global Code of Ethics, which the Company states (a) requires compliance with local law, as a minimum standard, and (b) is monitored by the Company to assure compliance by its employees.

-- U.S. ratification of ILO Convention 105 regarding forced labor.

We have reviewed PPG's Global Code of Ethics in particular, which endorses and adopts certain worthy principles, yet this document, even when read in conjunction with the other authorities PPG cites, does not demonstrate that PPG has substantially implemented the Fund's proposal.

To be sure, the Global Code of Ethics contains scattered references to some of the specifics covered in the Fund's resolution, but some points are not specifically addressed at all. There is, for example, no reference to the Fund's first two points, involving the right to form and join trade unions, or the right of worker representatives to carry out their functions, and PPG's **[*7]** citation to the National Labor Relations Act is unavailing as it does not cover PPG workers overseas.

Nor does PPG's Code contain an explicit reference to the fourth and fifth points involving forced (including bonded or voluntary) prison labor, as well as child labor. The Code does contain a general statement that PPG "regard[s] observing local law to be the minimum acceptable level of conduct," and PPG's "own standards frequently oblige us to go beyond the legal minimum of a locality and to conduct our affairs according to the higher standard." This falls far short of the specificity on the cited topics that the Fund's resolution seeks.

The Global Code of Ethics does state, as the Company asserts, that PPG "fully support[s] regulations barring employment discrimination and enhancing employment equity in all countries in which we operate." If anything, the Code's specificity on this point underscores the inadequacy of the Code's treatment of the other points noted by the Fund in the preceding paragraphs.

More generally, the Company's response misses the heart of the Fund's resolution, which is to generate the production of a single document that explicitly and in one place commits **[*8]** the Company to the enumerated principles. The resolution is thus similar to other proposals that the Division has viewed as appropriate for shareholder action, such as the Sullivan Principles, CERES Principles and McBride Principles, which the Division viewed as a proper subject regardless of whether a company has an existing code of conduct in place.

We note too that the Division denied relief on (i)(10) grounds less than six months ago in *Oracle Corp., supra*, where Oracle argued against a proposal to adopt a similar set of human rights principles on the ground that Oracle already had in place its own code and a separate employee handbook, which (along with laws to which Oracle was subject) were said to "sufficiently address the concerns of the Principles." (Inquiry Letter 1, par. 2). There, as here, the proponent cited specific elements of the resolution that were not addressed in the company's documentation, and the Division denied no-action relief. We ask the Division to follow the same approach here.

Rule 14a-8(i)(7): Ordinary business.

PPG next invokes the "ordinary business" exclusion under which a company may omit resolutions dealing with issues that "are mundane [*9] in nature and do not involve *any* substantial policy or other considerations." Release No. 34-12999, *41 Fed. Reg. 52994, 52998 (3 December 1976)* (emphasis added). The issues presented by the Fund's resolution are hardly devoid of policy significance.

With an exception discussed below, the Division has issued various letters over the years recognizing human rights issues as not subject to the "ordinary business" exclusion, witness the numerous resolutions involving the Sullivan Principles, McBride Principles, CERES Principles and the like. As the Fund's resolution makes clear, PPG has extensive international operations, and it does business in some countries where issues of human rights violations periodically occur.

Of note are PPG's operations in China where, according to the Company's 2000 Form 10-K, PPG operates two chemical plants and owns unspecified equity interests in other operations in that country. n1 China is a nation where human and labor rights issues have been the subject of frequent attention in the news media, before the United Nations, the World Trade Organization, and other governmental bodies. Indeed, the issue of human rights in China [*10] played a prominent role in last year's congressional debate over permanent normalized trade relations with the United States. Businesses choosing to operate in China thus face special risks, and the Fund's resolution seeks to anticipate those risks. At a minimum, and in light of this well-known public debate, PPG cannot persuasively argue that human rights issues in a key country where it operates is an issue that is utterly devoid of "any substantial" policy component.

n1 PPGs letter advises (at 5) that in 1999 and 2000 the Company divested itself of its interests in two float glass plants in China. The nature of its remaining interests in Chinese businesses (apart from the two PPG-owned plants) is not made clear in the letter.

We note that the Division rejected arguments similar to those PPG makes here in the recent *Oracle* and *Microsoft* rulings, where the resolution in question asked those companies to endorse a set of principles similar to those advanced by the Fund here that would go beyond the company's current code of ethics. In both those situations, the Division rejected no-action relief on "ordinary business" grounds. The fact that these resolutions were specific [*11] to China does not affect the calculus. In *Warnaco Group, Inc.* (14 March 2000), the proponent made arguments similar to those the Fund is advancing here in support of a resolution seeking a report on Warnaco's monitoring and compliance with its vendor standards, and that policy affected Warnaco's overseas operations generally, not just in China. That resolution raises the same sort of issues that the Fund's proposal raises here, and the Division denied no-action relief to Warnaco.

PPG relies on what has become a limited exception in this area by citing a series of 1999 letters in which a sourcing-related proposal was omitted by several companies because the proposal requested a report on six issues involving the practices of the company's overseas vendors, one of which involved the issue of whether these overseas vendors paid their employees a "living wage." The proposal was omitted because of the offending paragraph, the Division explaining that while "the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [the "living wage" paragraph] relates to ordinary business operations." *K mart* **[*12]** *Corp.* (12 March 1999); accord *Wal-Mart Stores, Inc.* (15 March 1999); *Warnaco Group, Inc.* (12 March 1999).

The Fund's proposal does not, of course, involve "living wage" issues, and the 1999 letters just cited thus do not support PPG's request for no-action relief. Nor can the two 1993 letters that PPG also cites, *United Technologies Corp.* (19 February 1993); *Unisys Corp.* (19 February 1993), both of which were issued when the Commission was following the so-called *Cracker Barrel* doctrine, under which resolutions involving labor relations were *per se* excluded under the "ordinary business" exclusion. The Commission's 1998 amendments to Rule 14a-8 overturned that interpretation and substituted the current methodology under which the recent resolutions involving Oracle. Microsoft and Warnaco were recently approved. n2

n2 PPG also tries a "divide and conquer" strategy of focusing on individual items and arguing that each may be excluded. The authorities cited by the Company fail to persuade, however. Thus, PPG argues that the Fund's first two points, dealing with freedom of association, bargaining, and access to workplaces, may be excluded under *Intel Corp.* (8 March 2000) and *Modine Manufacturing* (16 May 1998). *Intel* is not precedent, however, because it involved a resolution that had been withdrawn and upon which therefore the Division did not opine. *Modine* sought the development of a code under which U.S. workers could organize and maintain unions in this country, an issue addressed by the NLRA. By contrast, in at least one country where PPG does business (Malaysia), there are limitations on that right in some sectors, as well as limitations on worker representational activities, both of which are in violation of applicable ILO standards, according to the Department of States 1999 COUNTRY REPORTS ON HUMAN RIGHTS PRACTICES (25 February 2000). There is a world of difference between a resolution dealing with a right that exists under U.S. law and a right that is not yet secured under international standards such as the ILO Conventions. **[*13]**

In short, PPG has failed to carry its burden of justifying the exclusion of the Fund's proposal under this provision of the Rule.

Rule 14a-8(i)(5): *De minimis* and "not significantly related" activities.

PPG next cites the exclusion that allows the omission of proposals relating to operations that account for less than five percent of total assets, net earnings and gross sales in the most recent fiscal year "and is not otherwise significantly related to the company's business." PPG argues that its China operations account for under one percent of assets, earnings and gross sales and are therefore not "significantly related" to its business. This argument does not persuade for several reasons.

PPG does business in many countries around the world, and while China is perhaps the most prominent focus of concern, we noted earlier (at note 2) that PPG also does business in Malaysia, where the State Department's annual human rights report indicates that local law does not come up to the ILO standards mentioned in the Fund's resolution.

In any event, even if one were to confine the analysis to specific countries that did not account for five percent of PPG's operations, either individually

**[*14]** or collectively, the (i)(5) exclusion would not be applicable. In adopting this exclusion in 1976, the Commission stated that this exclusion is not to be applied mechanically or with reference solely to an economic standard, given that "there are many instances in which the matter involved in a proposal is significant to an issuer's business, even though such significance is not apparent from an economic standpoint," with the ratification of auditors and "ethical issues such as political contributions" cited by the Commission as two permissible topics. Release No. 34-12999, *41 Fed. Reg. 52997* (col. 2) (3 December 1976).

For some of the reasons discussed in the (i)(7) discussion, the same analysis controls here. As the supporting statement to the Fund's resolution indicates, reports that a company is involved with human rights abuses overseas have a damaging effect on corporate reputation and the corporate brand, which is the reason why the Fund believes that endorsement of ILO principles is an important means of preventive medicine. Revelations in the news media about overseas labor abuses can be at least as damaging as reports about unlawful or dubious **[*15]** political contributions, irrespective of the size of a company's overseas operation.

Despite the Commission's statements that the analysis here is qualitative, not purely quantitative, PPG advances only a quantitative argument. PPG acknowledges, as it must, the Division's recent *3Com* and *Oracle* letters, which rejected an (i)(5) defense even though China accounted for no more than two percent of operations, assets or sales at either company. n3 PPG argues (at 5) that these letters reached that conclusion because, notwithstanding the current low level of activity in China, those companies were "rapid growth technology companies," and the Division "correctly" concluded that their current level of operations "did not adequately take into account their potential expansion and growth in a developing market."

n3 PPC also cites the recent *Microsoft* letter, but no (i)(5) defense was raised in that case.

There are several problems with this approach. We note that the Division offered no specific reasons for its conclusion and certainly did not say what PPG attributes to it. To be sure, there are references in the proponent's opposition letters in both the *Oracle* and **[*16]** *3Com* exchanges to China's "market potential" and the prospect that those two companies will be "continuously growing," but the Division did not expressly adopt that reasoning. Moreover, the fact that these proposals dealt with issues that were significant to those companies regardless of asset, sales or earnings size is an adequate ground for denying no-action relief irrespective of potential growth.

Thus, an analytical approach that focused solely on potential sales or earnings would be at odds with Commission's stated intention that the (i)(5) exclusion not focus solely on quantitative concerns. The Commission's example of corporate political payoffs demonstrates a concern that activities with small monetary significance for a company today may turn out to have huge significance tomorrow, depending on the subject matter. In like fashion, reports of overseas human rights violations can be an Achilles heel for a corporation, regardless of how small the operation may be in a given country. The (i)(5) exclusion therefore has no application here.

Rule 14a-8(i)(3): False and misleading statements.

PPG finally raises two objections that amount to little more than pulling words [*17] out of context and claiming that the entire proposal is tainted as a result.

First, the Company objects to language asking PPG to adopt a code of conduct "based on" the ILO Conventions dealing with workplace human rights. This is said to be so "vague and indefinite" that shareholders will not know what they are voting on. PPG notes (at 6) that there are 180 separate conventions dealing with issues such as seafarers' hors of work and a "Pakistan soccer ball project," and the "majority of the ILO Conventions bear little or no relevance to the business operations of PPG."

The short answer is that the resolution was phrased as it is for the reason PPG cites. Had the resolution been written to require adoption of a code incorporating each and every 110 Convention, PPG would doubtless have objected to that formulation as well. The Fund's "based on" formulation, followed by the enumeration of five specific areas, accompanied by citation to specific ILO convention numbers, and then rounded out with a supporting statement identifying the areas of concern -- all these provide adequate guidance to the Fund's fellow shareholders, as well as to the PPG board, about what issues the shareholders [*18] are voting. Fairly read, the proposal and supporting statement fairly identify what the Company must do to implement the proposal, and the "based on" language provides flexibility that one would expect a company to embrace, rather than fight.

The second objection (at 6) is that the Fund's resolution overstates the importance of China, and the explicit reference to child, forced or prison labor in the proposal is said to "imply that PPG currently utilizes such forms of labor and thus requires a change in business operations." PPG reads too much into the text. If anything, the supporting statement makes clear that this resolution is aimed at managing risk and preventing problems from occurring in the first place. The second sentence in the supporting statement is to that effect (emphasizing the need to manage the risk of PPG "becoming a party" to serious violations), as is the second sentence in the second paragraph (resolution seeks "to ensure that the Company is not associated with" such violations). The resolution is thus couched in terms of preventive medicine, not implied allegations of wrongdoing. PPG's objections here are overblown and should not be credited.

Conclusion

For [*19] these reasons, the Fund respectfully submits that PPG's request for no-action relief should be denied. We appreciate very much the Division's consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,

Cornish F. Hitchcock

INQUIRY-2:
PPG

PPG Industries, Inc.

One PPG Place Pittsburgh, Pennsylvania 15272 USA

Direct Dial: (412) 434-2740

Telecopy: (412) 434-2490

December 15, 2000

Division of Corporate Finance
Office of the Chief Executive
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholders Proposal of Amalgamated Bank of New York LongView Collective Investment Fund

Ladies and Gentlemen:

PPG Industries, Inc. (the "Company") has received a letter from the Amalgamated Bank of New York LongView Collective Investment Fund (the "Proponent") containing a proposal (the "Proposal") for inclusion in the Company's 2001 annual meeting proxy material (the "Proxy Material"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company hereby files notice of its intention to omit the Proposal. Six copies of the Proponent's letter containing the Proposal and supporting statement, as well as six copies [*20] of this letter, are included herewith.

The Proposal is as follows:

The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:

1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).

2. Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

3. There shall be no discrimination or intimidation in employment. PPG shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (ILO Conventions 100 and 111).

4. Employment shall be freely chosen. There shall be no use of forced (including bonded or voluntary) prison labor (ILO Conventions 29 and 105).

5. There shall be no use of child labor (ILO Convention 138).

By copy of this letter the Company is notifying the Proponent of its intent [*21] to omit the Proposal. The Company believes the Proposal may be omitted for the following reasons:

A. **Rule 14a-8(i)(10). The proposal May Be Excluded Because It Has Already Been Substantially Implemented.**

The Proposal and supporting statement relate to matters that have already been substantially implemented by the Company. First, PPG has adopted a Company-wide Equal Employment Opportunity ("EEO") Policy that completely covers all concerns raised in the principle identified in the Proposal with respect to discrimination in employment. The EBO Policy mandates:

"PPG Industries will give equal consideration to any applicant for employment regardless of race, sex, color, age, creed, religion, sexual orientation, or national origin. The same non-discriminatory consideration will apply in promoting or demoting employees .... Also, PPG Industries has pledged to create and maintain a workplace that is free of harassment due to race, sex, color, age, creed, religion, sexual orientation, national origin, citizenship status, disability, or veteran status. An employee who feels that he or she is a victim of harassment can obtain prompt, appropriate company action by notifying [*22] any member of management."

PPG's EEO Policy clearly implements all of the principles incorporated in the third item of the Proposal.

Second, with respect to the ILO Conventions regarding the rights of workers to join trade unions and to bargain collectively, and the right of workers' representatives to have access necessary to carry out their representation, PPG is already obligated to provide such rights under U.S. federal law. PPG's Business Conduct Policies confirm our commitment to upholding such obligations. The PPG Business Conduct Policies provide:

"PPG and its subsidiaries will maintain an effective compliance program to prevent and detect violation of laws and conform to the standards established by applicable law... It is the policy of PPG and its subsidiaries, its agents and employees, to make every effort to operate as good, responsible and ethical corporate citizens and to comply with all applicable laws of the jurisdiction in which they are present or operating."

The National Labor Relations Act ("NLRA") of 1935, also known as the Wagner Act, provides in part:

"Employees shall have the right to self-organization, to form, join or assist labor organizations, [*23] to bargain collectively through representatives of their own choosing and to engage in other concerted activities for the purpose of collective bargaining or other mutual aid or protection, and shall also have the right to refrain from any or all of such activities except to the extent that such right may be effected by an agreement requiring membership in a labor organization as a condition of employment..."

NLRA Act *29 U.S. Code § 157*. The NLRA further prohibits and employer from interfering with, restraining, or coercing employees in the exercise of these rights, or discriminating in employment decisions or any terms of employment to encourage or discourage membership in any labor organization.

PPG's Global Code of Ethics provides that while we endeavor to respect local customs and institutions, "we must not use local custom as an excuse for violating applicable laws or corporate policies." Even in countries where the local law does not provide protections comparable to those incorporated in PPG's policies, our Code of Ethics requires that "we regard observing local law to be the *minimum acceptable level of conduct*. PPG's own standards **[*24]** frequently oblige us to go beyond the legal minimum of a locality and to conduct our affairs according to higher standard" (emphasis added). The Global Code of Ethics further provides that "while we will obey the local laws of host countries in which we are guests, we will observe those PPG standards of conduct that go beyond the local legal minimum."

PPG also has implemented procedures to assure compliance and enforcement of these principles. We conduct an annual certification to confirm that all employees worldwide have read, understand, and are in compliance with our Global Code of Ethics and Business Conduct Policies. PPG has a Global Ethics Committee that regularly examines whether our policies are being enforced. We also maintain a worldwide ethics hotline to encourage employees to report possible violations of these policies.

Finally, ILO Convention 105 regarding forced labor cited in the Proposal has been ratified by the United States and, therefore, applies with the force of law in the U.S. and applies to PPG. As previously stated, PPG's policies confirm our commitment to supporting and upholding U.S. applicable law.

PPG's existing policies, standards and the laws applicable **[*25]** to PPG already substantially implement the principles incorporated in the Proposal. The Proposal may, therefore, be excluded under Rule 14a-8(i)(10).

B. **Rule 14a-8(i)(7). The Proposal May Be Excluded Because It Relates To Matters Within The Company's Ordinary Business Operations.**

Under Rule 14a-8(i)(7), a company may properly exclude a proposal dealing with a matter relating to the conduct of the ordinary business operations of the company. The Proposal provides that the Company should "adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's Conventions on workplace human rights..." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the staff acknowledged that "the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is *impractical* for shareholders to decide how to solve such problems at an annual shareholders meeting" (emphasis added). The Pennsylvania Business Corporation Law of 1988 clearly contemplates that ordinary business decisions, **[*26]** such as labor relations, are proper subjects for the board of directors and management, not for the shareholders. The SEC staff acknowledged in the 1998 Release that "there is no bright-line test to determine when employment-related shareholder proposals raising social issues fall within the scope of the 'ordinary business' exclusion," but the staff "will make *reasoned distinctions* in deciding whether to furnish 'no-action' relief" (emphasis added). It is impossible to define a "reasoned distinction" between the "social policy" of encouraging participation in labor unions and collective bargaining from the ordinary business decisions made by the Company's management and negotiated between the management and labor representatives.

The 1998 Release recognized that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to the direct shareholder oversight...." These matters specifically include "the management of the workforce." The staff has ruled, both prior to and subsequent to the 1998 Release, that proposals relating to ordinary workplace decisions and activities, such as labor relations, **[*27]** may be excluded pursuant to Rule 14a-8(i)(7). See, e.g., Walmart Stores, Inc. (March 15, 1999); K-Mart Corp. (March 12, 1999); the Warnaco Group (March 12, 1999); United Technologies Co. (February 19, 1993); Unisys Corp. (February 19, 1993). In particular, the first two principles identified in the Proposal, are inherently associated with the ordinary business relationship between management and labor. See Intel Corp. (March 8, 2000). The staff has repeatedly recognized that proposals calling for companies to adopt specific codes of conduct addressing the rights of employees to organize and maintain unions are simply "employment matters for the general workforce, including employee relations," and are, therefore, "matters relating to the conduct of ordinary business operations." In Modine Manufacturing Co. (May 6, 1998).

C. **Rule 14a-8(i)(5). The Proposal May Be Excluded Because It Relates To Matters That Are Not Significantly Related To Our Business.**

The supporting statement explains the purpose of the Proposal is to prevent the Company from "becoming a party to serious human rights violations in the workplace." The only support it provides for this concern is that "PPG **[*28]** operates plants or owns an equity interest in operations in China, where, according to the U.S. State Department, Amnesty International and Human Rights Watch, human rights are not adequately protected by law and/or public policy." Rule 14a-8(i)(5) permits the exclusion of proposals that relate to operations that account for less than 5% of the company's total assets and for less than 5% of its net earnings and gross sales for its most recent fiscal year, unless such operations were "otherwise significantly related" to its business. During PPG's most recent fiscal year, ended December 31, 1999, gross sales from our operations in China amounted to only 0.17% of PPG's gross sales, and our assets committed to operations in China amounted to 0.24% of our total assets. Our China operations made no contribution to our net earnings for fiscal 1999, and, in fact, ended with a net *loss* of $ 800,000. Accordingly, PPG's operations in China are *de minimus* and do not amount to a significant segment of our business operations.

There is absolutely no indication that our operations in China are "otherwise significantly related" to our business. In a few cases, unlike ours, the staff has found **[*29]** that operations are "otherwise significantly related" for certain companies whose current operations in China may not satisfy the 5% threshold, but who are experiencing rapid growth in China and project further growth in the future. See, e.g., 3Com Corporation (August 15, 2000); Oracle Corporation (August 15, 2000); Microsoft Corporation (September 14, 2000). However, PPG's operations in China present a clearly distinct factual situation from these rapid growth technology companies. The purpose of the "not otherwise significantly related" portion of the Rule is to account for factors other than financial results or capital commitments that may be "difficult to quantify," such as rapid growth, market share and future market potential. The staff correctly identified, with respect to 3Com, Oracle and Microsoft, that their current revenues, market penetration and asset commitments in China did not adequately take into account their potential expansion and growth in the developing market. This rationale simply does not apply to PPG. In fact, in 1999 and 2000 PPG divested itself of its largest business endeavor in China by disposing of PPG's interests in two float glass plants in China. **[*30]** Accordingly, the Proponent can offer no evidence to support a claim that PPG's operations in China are "otherwise significantly related" to our business operations so as to override the 5% threshold.

The Proposal is, therefore, excludable under Rule 14a-8(i)(5).

D. **Rule 14a-8(i)(3). The Proposal And Supporting Statement May Be Excluded Because They Are Vague And Misleading In Violation Of The SEC's Proxy Rules.**

The Proposal and supporting statement are contrary to the SEC's proxy rules because they are vague and misleading in violation of Rule 14a-9. Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and supporting statement if the proposal or statement is contrary to any of the SEC'S proxy rules, including Rule 14a-9, which prohibits false or misleading statements in the proxy soliciting materials.

The SEC staff has repeatedly ruled that proposals could be excluded if: (1) the proposals were so vague and indefinite that it would be difficult for shareholders to determine with any reasonable certainty what measures the company would take in the event the proposals were adopted, and (2) any resultant action by the company would **[*31]** have to be made without guidance from the proposals and consequently in possible contravention of the intention of the stockholders who voted in favor of the proposals. Philadelphia Electric Company (July 30, 1992); CCBT Bank Corp., Inc. (April 20, 1999); American International Group, Inc. (January 14, 1999).

First, the Proposal may be excluded on the basis that it is so vague and indefinite "that the shareholders voting upon the proposal or the company would not be able to determine with any reasonable certainty exactly what action or measures the company would be required to take in the event the proposal were to be implemented." Scientific Atlanta (September 5, 1981). The Proposal directs the Company "to adopt, implement, and enforce a code of conduct *based on* the International Labor Organization's Conventions on workplace human rights." The Proponent identifies five general principles incorporated in the ILO Conventions that he finds particularly important. However, the ILO Conventions on which the proposed "code of conduct" is to be based, encompass 180 separate conventions dating from 1919 to the present and covering such divergent topics as the "Seafarers' Hours of Work **[*32]** and Manning a Ships Convention" and the ILO's "Pakistan Soccer Ball Project" aimed at curtailing labor abuses in the manufacturing of soccer balls. The majority of the ILO Conventions bear little or no relevance to the business operations of PPG. Those conventions that do express ethical principles relevant to our business operations have already been adopted into our Business Conduct Policies and Global Code of Ethics as described above. In instances where the staff has required the inclusion of shareholder proposals regarding social principles relating to corporate activities, such proposals included a clear, specific enumeration of principles, such as the CERES Principles, Sullivan Principles and McBride Principles. The Proponents' Proposal requests a "workplace code of conduct based on" the multitude of ILO Conventions. As a result, neither PPG's shareholders nor the Company's Board of Directors would be able to determine what actions the Company would have to take to comply with the Proposal.

Second, the Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal and supporting statement are extremely misleading both in the fact that the supporting statement grossly overstates **[*33]** the relevance of PPG's business operations in China, and the specific principles regarding child, forced or prison labor in the Proposal imply that PPG currently utilizes such forms of labor and thus require a change in business operations. Implying that PPG may be involved in serious human rights violations "amounts to charges of improper, illegal or immoral conduct and impugns the character, integrity or personal reputation of [PPG] and its employees without factual foundation." Lucent Technologies (November 2, 1999) (finding that the supporting statement may be materially false or misleading where it implies that the company participates in slave or forced labor without providing factual support for such assertion). Furthermore, the Proposal and supporting statement fail to inform the shareholders of PPG's current statutory obligation to abide by the principles identified in the Proposal, or the significant steps PPG has already taken to address these issues.

**Conclusion.**

Based on the foregoing, PPG believes that the Proposal maybe omitted form the Proxy Materials pursuant to (a) Rule 14a-8(i)(10) because the Proposal has been substantially implemented, (b) Rule 14a-8(i)(7) **[*34]** because the Proposal relates to the conduct of the ordinary business operations of PPG, (c) Rule 14a-8(i)(5) because the Proposal relates to matters that account for less than 5% of the Company's total assets or net earnings and are not otherwise significantly related to the Company's business, and (d) Rule 14A-8(i)(3) because the Proposal is vague and misleading in contravention of the SEC's Proxy Rules.

In accordance with Rule 14a-8(d), six additional copies of this letter are enclosed. By copy of this letter, PPG is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Very truly yours,

PPG INDUSTRIES, INC.

David H. McClain
Assistant Counsel

ATTACHMENT 1

SHAREHOLDER RESOLUTION

RESOLVED: The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:

1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).

2. Workers' representatives shall not be the subject of discrimination and shall have access [*35] to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

3. There shall be no discrimination or intimidation in employment. PPG shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (ILO Conventions 100 and 111).

4. Employment shall be freely chosen. There shall be no use of forced (including bonded or voluntary) prison labor (ILO Conventions 29 and 105).

5. There shall be no use of child labor (ILO Convention 138).

SUPPORTING STATEMENT

PPG is a global corporation, and its international operations and sourcing arrangements can expose the company to a variety of risks. This resolution is designed, therefore, to manage the risk of the Company becoming a party to serious human rights violations in the workplace. For example, PPG operates plants or owns an equity interest in operations in China, where, according to the U.S. State Department, Amnesty International and Human Rights Watch, human rights are not adequately protected by law and/or public policy.

The success of many PPG businesses depends on consumer [*36] and governmental good will. Since PPG's brand name is one of the Company's most significant assets, PPG would benefit from adopting and enforcing a code of conduct based on ILO conventions that would ensure that the Company is not associated with human rights violations in the workplace. Such action would protect PPG's brand name and/or its relationships with its customers and the numerous governments under which the Company operates and with which it may do business.

Also, institutional investors are increasingly concerned with the impact of company workplace practices on shareholder value. At least two of the world's largest pension funds have adopted responsible contractor and workplace practice guidelines. The adoption and enforcement of an effective code of conduct would increase attractiveness to the institutional investor community.

We urge you to vote FOR this resolution.

ATTACHMENT 2

CORNISH F. HITCHCOCK

ATTORNEY AT LAW

1100 17TH STREET, N.W. 10TH FLOOR

WASHINGTON, D.C. 20036-4601

(202) 974-5111 . FAX: 331-9680

E-MAIL: CONH@TRANSACT.ORG

3 November 2000

By UPS and facsimile: (412) 434-2490

Mr. Michael C. Hanzel
Corporate Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, Penna. 15272 [*37]

Re: Shareholder proposal for 2001 annual meeting

Dear Mr. Hanzel:

On behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that PPG Industries plans to circulate to shareholders in anticipation of the 2001 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organizations Conventions on workplace human rights.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets of $ 5 billion. Created by the Amalgamated Bank of New York in 1992, the Fund beneficially owns 3000 shares of PPG common stock. A letter from the Bank confirming ownership will be provided upon request. The Fund has thus owned more than $ 2000 worth of stock for over a year and plans to continue ownership through the date of the 2001 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish [*38] F. Hitchcock

110RJQ

********** Print Completed **********

Time of Request: December 31, 2001 10:17 am EST

Print Number: 949:0:42745801
Number of Lines: 705
Number of Pages: 16

Send To: DICECCO, M
E I DUPONT DE NEMOURS & CO
1007 MARKET ST # D-1060
WILMINGTON, DELAWARE 19801-1227

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

February 20, 2002



**VIA FIRST CLASS U.S. MAIL**

United States Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

ATTN: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

RE: E. I. DuPont de Nemours & Company ("DuPont" or "the Company")
Proxy Statement 2002 Annual Meeting, request for "No-Action"
**Proposal – General Fund – International Brotherhood of Teamsters ("Teamsters" or "the Fund")**

Dear Sir/Madam:

**FACTS**

The Teamsters filed a shareholder Proposal with DuPont. The subject of the proposal concerned the adoption of a workplace code of conduct based upon the ILO Conventions. (Proposal attached).

On December 31, 2001, the Company sent a letter to the United States Securities & Exchange Commission (SEC), notifying it that they intend to omit the shareholder's Proposal pursuant to Rule 14a-8(j) of the Securities & Exchange Act of 1934, as amended (the Act).

On January 24, 2002, the Fund sent a letter to the SEC, defending its shareholder right of inclusion in the proxy and rebutting the arguments of the Company.

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

On February 12, 2002, the Company sent another letter, restating its arguments requesting "No Action" from the Staff of the SEC.

I am enclosing six (6) copies of this letter and am sending a copy of this letter to the Corporate Counsel and Assistant Secretary of the Company (Counsel).

## BACKGROUND

The Company informed the Staff that the Company intends to omit the Teamsters' Proposal pursuant to: (a) Rule 14a-8(i)(3), claiming the Proposal is vague and misleading; (b) Rule 14a-8(i)(7), claiming the Proposal related to DuPont's ordinary business; and (c) Rule 14a-8(i)(10), claiming that the Proposal has been substantially implemented.

The Teamsters disagree, and request the Staff to enforce the Fund's shareholder rights for inclusion of the Proposal.

## The Proposal Does NOT Violate The SEC's Proxy Rules

Counsel claims that the Staff is required to interpret the words "implement" and "enforce" as they do, then the Staff is required to allow the Company to omit the Proposal. Even if the Staff were to interpret the above words to mean **"fully implement"** and **"fully enforce,"** the Proposal still does not violate the SEC Proxy Rules: what is to be "fully implemented and fully enforced" is NOT the ILO Conventions (see attached Proposal), but rather a code of conduct based upon them. Counsel misinterprets the Staff's Ann Taylor (March 13, 2001p; incorporated by reference) letter to mean that "fully implement and enforce" automatically eliminate any shareholder proposal. The Teamsters assert that this case more closely follows the proposal at PPG Industries (January 22, 2001) – on which the instant Proposal is based. In that case, as in the Fund's, the Staff enforced inclusion in the Proxy Materials of that company because that proposal –like ours– did not request shareholders to vote on turning their corporation into a quasigovernmental organization by enforcing the ILO Conventions to which governments are a party. Rather, both The Fund's and the shareholder proposal at PPG requested that the company adopt, implement and enforce a workplace code of conduct **based upon** the ILO Conventions.

Counsel incorrectly claims that the Company is free to omit the Teamsters' Proposal from its Proxy Materials because the principles based on the ILO Conventions as outlined in the Proposal were somehow vague. The Fund believes that its fellow shareholders can sufficiently understand the implications of adopting a workplace code of conduct based upon the outlined principles. DuPont is free to make any arguments to the contrary to its shareholders in the Proxy Materials. Disagreeing with a shareholder is NOT grounds for omitting a shareholder's proposal.

Counsel further, and incorrectly claims that the Proposal addresses "ordinary business." The Teamsters rebutted this argument in our previous letter of January 24, 2002, citing SEC Release No. 34-40018, May 21, 1998 (incorporated by reference.) Counsel claims that, in our argument under the Release, the Teamsters' Proposal ***"merely"*** expresses this shareholder's point of view to management. The Teamsters disagree; we express it STRONGLY. When a significant percentage of shareholders express their view on a particular subject, we expect DuPont to listen as a duty to the shareholders investing in the company.

Counsel further, and incorrectly, claims that the Proposal is excludable because it is already substantially implemented and therefore moot. Counsel states in his letter that the Company "reserves the right to apply [the nine (9) principles of the Global Compact] consistently within the policies and practices of the Company." The logical conclusion of this line of thinking: if banning Forced Labor is inconsistent with DuPont's policies and practices, then the Company will be free to use Forced Labor; if Child Labor is inconsistent with DuPont's policies and practices, then the Company will be free to use Child Labor; if agreeing to the right of association and the principles of collective bargaining are at odds with the Company's policies and practices, then DuPont will be free to ignore them.

This is precisely the point of the instant Proposal. This shareholder asserts that the adoption of a workplace code of conduct based upon the ILO Conventions' basic principles protects our investment, our duty as fiduciaries. The Teamsters hope that our fellow shareholders at DuPont agree with us. Management disagrees, as is their right. They have ample opportunity to express their arguments to our fellow shareholders in the Proxy Materials.

The Teamsters request the Staff to ENFORCE DuPont to include the Fund's proposal.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosure

cc: Mary E. Bowler, Corporate Counsel and Assistant Secretary,
E.I. DuPont DeNemours and Company

**RESOLVED:** The Board of Directors of E.I. duPont de Nemours & Company (Dupont) shall adopt, implement and enforce the workplace Code of Conduct (Code) as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights, which include:

- No use of child labor.
- No discrimination or intimidation in employment.
- All workers have the right to form and join unions and to bargain collectively.
- Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
- No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen.

**SUPPORTING STATEMENT:** Dupont operates or has business relationships in several countries, including China and Thailand, where the U.S. State Department and Amnesty International indicate law and/or public policy do not adequately protect human rights.

> **China:** The Constitution provides for "freedom of association;" but, it doesn't exist." After speaking with reporters about his union activities, Cao Maobing was admitted against his will to a psychiatric hospital and forced to take medication. There is no right to strike. Forced labor is a serious problem. Workplace safety is not important. Trafficking in children for purposes of labor is a problem. (*Human Rights Practices 2000: China*, US State)
>
> **Thailand:** Employers used legal loopholes to fire union leaders prior to government certification of new unions. (*Human Rights Practices 2000: Thailand*, US State)

Arguing against last year's similar proposal, Dupont stated that it "is supportive of the general intent of the proposal ... The Company also meets with advocates of codes to explore issues of mutual concern. These efforts will continue. The Company therefore believes adoption of the proposed code is unnecessary."

In fact, the Company has missed opportunities to meet with advocates. Last year, the Proponent asked Dupont to meet with several interested parties to discuss the American Chemistry Council's (ACC) "no position" decision on the proposed

Memorandum of Understanding (MOU) on Safety & Health as part of the overall two-year negotiations between the International Federation of Chemical, Energy, Mining and General Workers' Unions' (ICEM) and the International Council of Chemical Associations (ICCA) – of which ACC is a part. The MOU was intended to give credibility to the Responsible Care program. By taking its position, the ACC decided that an enforceable program wasn't worth an MOU. "The US chemical industry… deliberately destroyed this international process," said ICEM General-Secretary Fred Higgs.

Dupont's failure to meet negates its argument against this proposal.

Dupont benefits from ensuring it isn't associated with human rights violations. Additionally, institutional investors are concerned with the workplace practices impacts on shareholder value. Several large funds have adopted workplace practice guidelines. Adopting the Code increases attractiveness to the institutional investor community.

I urge you to vote **FOR** this proposal.

Donald P. McAviney
DuPont Legal, D-8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

February 12, 2002

VIA OVERNIGHT MAIL
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

Re: E. I. du Pont de Nemours and Company Proxy Statement
2002 Annual Meeting
Proposal--Teamsters General Fund of the International Brotherhood of Teamsters

Ladies and Gentlemen:

Reference is made to the Letter dated December 31, 2001 (the "December Letter"), on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in which I requested the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur with the Company's view that, for the reasons stated therein, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Teamsters General Fund of the International Brotherhood of Teamsters (the "Proponent" or "Teamsters") may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 Annual Meeting of Shareholders. Additionally, reference is made to the letter dated January 24, 2002 to the Staff from C. Thomas Keegel General Secretary – Treasurer of the International Brotherhood of Teamsters (the "Proponent's Letter" or "Teamsters Letter").

I am enclosing six copies of this letter and a copy of this letter is also being sent to the Proponent.

1. Background

In the Company's December Letter I informed the staff that pursuant to Rule 14a-8(j), the Company intends to omit the Proposal from its Proxy Materials on the following grounds: (a) pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy rules because it is vague and misleading under Rule 14a-9; (b) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations; and (c) pursuant to Rule 14a-8(i)(10), the Proposal has been substantially implemented, and as a result has been rendered moot.

2. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

As more fully described in the Company's December Letter, the Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it is so vague and indefinite as to be misleading, and thus, in violation of Rule 14a-9.

The Proponent's Letter gives two reasons why the Company's request under Rule 14a-8(i)(3) for no-action should be denied, one of which is misconstrued, and the other of which actually supports the Company's position.

The Company cited the Commission's decision on Ann Taylor Stores Corporation (March 13, 2001) ("Ann Taylor") and others as strong support for its view that the Teamsters' Proposal may be omitted pursuant to Rule 14a-8(i)(3). The Teamsters' Letter attempts to distinguish the Ann Taylor letter by setting out the following excerpt from Ann Taylor and then quoting from the Teamsters' Proposal to the Company with certain words shown in bold face.

The excerpted portion of the Ann Taylor letter is as follows:

> "Therefore, be it resolved that the shareholders request the board of directors to commit the Company to the **full implementation** of these human rights standards by its international suppliers and in its own international production facilities and commit to a programs of outside independent monitoring of compliance with these standards."

The language from the Teamsters' Proposal reads:

> "The Board of Directors of E. I. du Pont de Nemours and Company (DuPont) shall adopt, implement and enforce the workplace Code of Conduct (Code), as **based on** the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights which include:

- No use of child labor.
- No discrimination or intimidation in employment.
- All workers have the right to form and join unions and to bargain collectively.
- Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
- No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen."

No explanation is proffered with the above text which causes one to have to speculate as to the Proponent's specific intention. I have assumed the intent of the boldface language is a means of attempting to differentiate the Ann Taylor proposal from the Teamsters' Proposal as submitted to DuPont. I have assumed further that the Proponent believes the key difference is that Ann Taylor required **full implementation** of the standards while the Proposal to DuPont is merely **based on** the ILO's Conventions. However, this attempted distinction fails because the Teamsters' Proposal to the Company does in fact require the Board of Directors of E. I. du Pont de Nemours and Company to, "adopt, **implement** and **enforce** the workplace Code of Conduct..." (emphasis added).

Since the words "implement" and "enforce" are not qualified in any way, the Company and the Commission must interpret the instant Proposal as requiring the Company to fully implement and fully enforce this Proposal. Contrary to what the Proponent's Letter seeks to imply, the effect of the Teamsters' Proposal in this regard, is exactly the same as in the Ann Taylor letter.

The Proponent also attempts to fashion an argument that the letter of PPG Industries, Inc. (January 22, 2001) ("PPG") should be controlling in this case. The PPG letter contained a proposal that while similar to the Teamsters' Proposal to the Company is distinguishable, and the reasons for that view are set forth in the Company's December Letter.

The Teamsters' Letter states in part the following:

> "... in PPG Industries, Inc. (January 22, 2001), where the Commission did not concur with PPG, decided that the language is substantially different from Ann Taylor, denied its request of no-action."

Unless the undersigned is mistaken about the dates of the PPG and Ann Taylor letters, the Teamsters' position must fail because the PPG letter of January 22, 2001 preceded by almost two months the Ann Taylor letter (dated March 13, 2001). The PPG letter could not have been cited for the proposition that the language in PPG "is substantially different from Ann Taylor".

Finally, the Teamsters' Letter refers to the following:

> "Conventions 29 and 105 concern Forced Labor; Conventions 87, 98 and 135 concern the rights to form and join unions and to bargain collectively, and application of the principles of collective bargaining; Conventions 100 and 111 concern discrimination; and Conventions 138 concerns Child Labor."

The conclusion is then drawn that:

> "These principles **are outlined in** the Proposal, and therefore it is neither vague, nor indefinite nor misleading." (emphasis added).

The principles are in fact outlined in the Teamsters' Proposal, but adoption of the Proposal would require the Company to make numerous interpretations as to how to apply the ILO Conventions in its operations, and to engage in extensive and detailed actions, which go far beyond the broadly outlined principles as stated in the Proposal. The breadth of the Proposal makes it impossible for the shareholders to know, with reasonable certainty, what they are voting for, and it is this very fact that makes the Proposal so vague and indefinite as to be misleading.

For the reasons stated in this letter, and the December Letter the Proposal is vague and indefinite and should be excluded pursuant to Rule 14a-8(i)(3).

3. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it is Related to the Company's Ordinary Business Operations.

The Teamsters' Letter cites SEC Release No. 34-40018, May 21, 1998 as support for its position that the Proposal should not be excluded pursuant to Rule 14a-8(i)(7). Based on the quoted sections the Teamsters' conclude that:

> "This Fund's Proposal does NOT ask shareholders to 'micromanage' the Company. In fact, the Proposal raises 'sufficiently significant social policy issues,' speaking to the Commission's May 1998 Release, in that this employment related Proposal offers DuPont shareholders 'an opportunity to express their views to [DuPont's] management'."

This writer disagrees that the Proposal does not ask shareholders to micromanage the Company, and disagrees that the Proposal merely offers DuPont shareholders "an opportunity to express their views to [DuPont's] management."

For the specific reasons outlined in the Company's December Letter, stockholders approval of the Proposal would certainly require the Company to take numerous actions that are rightfully within its ordinary business endeavors relating to its labor and management practices. These detailed decisions are clearly outside the social policy arena of stockholders. Also, it is a gross understatement for the Teamsters' to conclude that its Proposal merely offers DuPont stockholders "an opportunity to express its views to [DuPont] management."

For the reasons stated in this Letter and the Company's December Letter the Proposal should be excluded pursuant to Rule 14a-8(i)(7) because it is related to the Company's ordinary business operations.

4. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) Because it has been Substantially Implemented and is Moot.

The Company reiterates its belief that the Teamsters' Proposal may be omitted from its Proxy Materials because it has been substantially implemented and is moot. As stated in the December Letter, the Company has had in place for many years a Mission Statement, Guiding Principles, and a Business Conduct Guide which articulate in a thorough manner the Company's commitment to safety, ethics and respect for the rights of individuals. Additionally, the Company has endorsed the Global Compact, a United Nations initiative,

> "...at the 'principle' level, recognizing that implementation of the Compact's nine principles would need to be applied within our global businesses in a way that was consistent with our current policies and practices."(emphasis added) (See the Sustainable Growth 2001 Progress Report of the Company ("the Progress Report") attached hereto as Exhibit A).

While the Teamsters' Letter is accurate with respect to the words it quotes from the Progress Report, it omits to quote the underlined portions, as noted above. The result of the omissions is that the Commission will not appreciate that the Company has, in fact, endorsed all nine principles of the Compact. However, the Company realistically recognizes that as a global company (operating in almost 70 countries) it will have great difficulty committing to an "across the board" implementation. DuPont reserves the right to apply the nine principles of the Compact in its ordinary business endeavors "consistent with it's current policies and practices."

The Teamsters' Letter concludes that the Company endorses the Compact "...provided it does not effect any changes in its current policies and practices." This is not an accurate conclusion. The Company is on record as endorsing the Compact's nine principles. It merely reserves the right to apply them consistently with the policies and practices of the Company within wide ranges of business environments and operating conditions in multiple countries around the world. This statement does not mean that no changes will be made with the Company's policies and practices. It does mean that these changes will have to be consistent with the Company's policies and practices in the business environments within which it operates.

Finally, in foot note 11 of the Proponet's Letter it is stated that:

> "…the Company has missed opportunities to meet with advocates….", and
>
> "DuPont's failure to meet negates its argument against this Proposal."

A representative of the Company did meet with representatives of the Teamsters in February, 2001 during which time they discussed the concerns that are the subject matter of this Proposal.

Based on the foregoing and the Company's December Letter, the Proposal is excludable pursuant to Rule 14a-8(i)(10).

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from its 2002 Annual Meeting Proxy Materials.

If you have any questions or require additional information, please contact me at (302)-774-9564 or my colleague, Mary Bowler, at (302)-774-5303.

Very truly yours,

Donald P. McAviney

Donald P. McAviney
Corporate Counsel and
Assistant Secretary

Attachments

cc: International Brotherhood of Teamsters

# EXHIBIT "A"

The miracles of science®

# Sustainable Growth 2001 Progress Report

Creating Shareholder and Societal Value ... While Reducing Our Footprint Throughout the Value Chain



## *From the Chief Executive:*



As a company preparing to celebrate our 200th anniversary in 2002, we hold as fundamental a culture that values the safety and health of people. For instance, we demonstrated our values in response to the September 11, 2001, terrorist attack on the World Trade Center buildings and the Pentagon in the United States.

Immediately following the attacks, we activated our corporate Crisis Management Team to assess and anticipate any impacts on our employees and their families, our manufacturing sites and distribution networks, and on our customers and suppliers around the world. We placed the highest priority on producing those materials and products used in disaster relief, recovery and rebuilding. Products like Nomex® for firefighter turnout coats, and Kevlar® and Tyvek® for protective apparel are well-known for their role in protecting lives and preventing injuries. In fact, we made a corporate donation of $5 million primarily earmarked for the education of the children of firefighters, police officers and other uniformed emergency response personnel who lost their lives.

From an economic standpoint, 2001 was a difficult year with global market weakness. The lingering impact of high oil and natural gas prices from 2000 moved through inventories for much of the year. In addition, the September 11th tragedy weakened already low consumer confidence; economic recovery is not expected until well into 2002 and possibly beyond. Nevertheless, we finished the year with a very strong balance sheet and the lowest level of debt in over 20 years. Even during these difficult times, we continued to make progress toward our transformation to become a ***sustainable growth*** company — one that ***creates shareholder and societal value while decreasing our environmental footprint*** along the value chains in which we operate. This report and more detailed information available on our Web site provides an update on our progress.

### *Footprint Reduction — The Goal Is "0"*

Our safety and health performance remains significantly better than the industry average. We expect to complete the year with about 25 of our 85,000 employees losing a day of work from an "acute" injury, an improvement of 15 percent over 2000. We also significantly reduced the number of serious "soft tissue" injuries and illnesses through efforts to better identify and address symptoms at an early stage where corrective treatment can be most effective. However, we did have three significant environmental/process incidents early in the year, but zero significant fire or distribution incidents. As our first line of defense, we completed over 2000 first- and second-party audits worldwide covering all six codes of Responsible Care®.

From an environmental standpoint, greenhouse gas emissions from our global operations are now down 63 percent (on a Kyoto basis) since 1990. Global emissions of air toxics and carcinogens are both down from last year and are now 76 percent and 87 percent, respectively, below our 1987 baseline levels. Total energy consumption is down from last year and now stands at 101 percent of 1990 levels, essentially offsetting a 35 percent increase in production over this period. Global hazardous waste is up 4 percent over last year, but 37 percent below our 1990 levels.

On a U.S. basis, the total releases we reported in 2001 (for the year 2000) to the U.S. Environmental Protection Agency as part of the Toxic Release Inventory declined by 5 percent and are now 76 percent below 1987 levels. In addition, our "as generated" waste declined 20 percent to 550 million pounds and is 38 percent lower than 1987. However, we added to our reported numbers over 10 million pounds of "waste," material we thought could be made into useful and saleable product but now must be contained in landfills. These are not new releases, but a change in what we report. Also, in conformance with new U.S. EPA requirements, we reported dioxins and other persistent, bioaccumulative and toxic materials (PBTs) for the first time this year. We have inventoried PBTs associated with our manufacturing processes and materials and are working to reduce or eliminate both exposure and risk associated with this class of materials.

While our environmental performance continues to improve, our global environmental costs in 2000 were $550 million (pretax), down from a high of $1 billion in 1993. Fines and penalties were $1.25 million, which included a $850,000 fine paid to fulfill a consent agreement for a 1996 accidental release.

### *Social Responsibility, Public Policy and Stakeholder Engagement*

As a company, we have historically had very strong policies and actions related to the safety and treatment of our employees, and the ethical conduct of our business. As such, we followed closely the development of the Global Compact by the United Nations. Early this year, I met with Secretary General Kofi Annan and indicated that DuPont would be an early endorser of the Compact. We did this at the "principle" level, recognizing that implementation of the Compact's nine principles would need to be applied within our global businesses in a way that was consistent with our current policies and practices.

We are delighted to be associated with this important global initiative aimed at strengthening the contribution of the business community in the area of social responsibility.

We have continued to work to be helpful in the public policy debates about climate change. We believe a workable policy will involve at least two elements: a market-based "emissions trading" system to optimize the use of resources and direct them to where they can have the most impact; and a clear set of goals or targets to set the direction and pace of change.

As a company, we have been active in working with others to pilot emissions trading systems and have completed small trades in both Canada and the United Kingdom. Also, at the request of the Salt Lake City Olympic Committee, we have donated 120,000 tons of $CO_2$-equivalent emissions credits so that the 2002 Olympics can offset emissions associated with the games and in effect, be "climate neutral." Our emissions credits have been created through the greenhouse gas emission abatement projects we have installed over the past 10 years. However, we still lack both U.S. and global policies to set the guidelines for future investment and actions.

We continue to meet with our external Biotechnology Advisory Panel to seek guidance on our commitment to the responsible development and commercialization of biotechnology-based products. To date, the topics we have discussed include: an assessment of the state of the scientific knowledge in several areas such as allergenicity; the moral, ethical and cultural issues associated with biotechnology; and, the important elements of a public outreach strategy. More recently, we have engaged panel members in helping to shape a corporate position on biodiversity. For more information on our Biotechnology Advisory Panel, please visit our Web site: ***http://www.dupont.com/biotech***.

*Sustainable Growth — The Business Imperative*

At the invitation of the *Harvard Business Review*, I prepared an article for their September 2001 edition that describes our approach to Sustainable Growth, one that "seeks to make more of the world's people our customers — and to do so by developing markets that promote and sustain economic prosperity, social equity, and environmental integrity." I also had the privilege to co-chair a World Business Council for Sustainable Development (WBCSD) working group, "Sustainability through the Market: 7 keys to success," with John Pepper, chairman of Procter & Gamble. In the working group report (available through the WBCSD), the seven keys to success are described as: innovate, practice eco-efficiency, move from stakeholder dialogues to partnerships for progress, provide and inform consumer choice, improve market framework conditions, establish the worth of Earth, and make the market work for everyone. The report provides a useful guide for companies interested in implementing sustainable development.

As DuPont transforms toward sustainable growth, we are employing three strategies across the company — productivity, knowledge intensity and integrated science — and have included specific examples as part of this report and as part of our DuPont Annual Report to shareholders. Six Sigma continued to be our most important productivity tool for achieving lower capital and operating costs in 2001, while also contributing to top-line growth. These productivity gains were realized at the same time we reduced energy consumption, water use, waste and emissions. We are achieving 20 percent top line revenue growth in our highly "knowledge intensive" Safety Resources business while helping the companies we work with avoid injury to thousands of their employees. And, our efforts to integrate chemistry and biology are producing analytical instruments that improve the safety of the food chain.

In synergy with these three core strategies, we are reducing our environmental "footprint" and more broadly engaging diverse groups in civil society in a way that develops growth opportunities based on common objectives. We have included specific examples in these areas also.

In closing, I thank all of our employees worldwide for their commitment, energy and creativity which achieved the progress described in this report. I thank our customers, suppliers and others external to DuPont who have worked closely with us. Although DuPont is far from its goal of achieving sustainability, we are unwavering in our drive toward that ultimate objective.

With warm regards,

Chad Holliday

**Charles O. Holliday, Jr.**
*Chairman and Chief Executive Officer and*
*Chief Safety, Health and Environmental Officer*

# Sustainable Growth Stra

**We** are pursuing our mission of Sustainable Growth through nuts-and-bolts business practices that provide opportunities for real growth across our business units around the world. A strategic focus on *productivity* drives down costs, waste and the use of energy. The creation of *knowledge intensive* value through technology, know-how and service has the potential to reduce the use of depletable forms of raw materials and energy, while lowering the environmental impact. And *integrated science* has the potential to combine chemistry, biology and other technology platforms to create products with greater societal value and lower environmental impact. In synergy with these three core strategies, we are actively pursuing *stakeholder engagement* as a way to align societal value and shareholder value creation. We also continue to extend our decade-long commitment to substantial environmental *footprint reduction*.

These strategies underpin our transformation to become a sustainable growth company for the 21st century. They sit solidly on our 200-year commitment to our core values: safety, health and environmental excellence; the highest standards of ethics and integrity in the conduct of our business; and the fair and respectful treatment of all people. The commitment to these core values, regardless of the business we are in or where we operate in the world, is a non-negotiable condition for being a part of DuPont.



## Productivity

DuPont businesses and operations have continually focused on improving productivity. However, over the past three years, we have employed the Six Sigma methodology to enhance our efforts. To implement Six Sigma we have trained over 1,300 "black belts," over 5,000 "green belts" and now have completed or have underway 5,500 projects. We are finding that these projects are delivering substantial reductions in our environmental footprint along with financial benefits.

As one example, our White Pigment & Mineral Products business estimates that 70 percent of their Six Sigma projects result in footprint reductions. At the end of 2001 the business had 128 completed projects with substantial financial benefits. These same projects also reduced energy consumption by 2.1 percent, greenhouse gas emissions by 1.1 percent and non-hazardous landfilled waste by 6 percent. Other benefits included reduced water consumption, less shipment of highly hazardous materials and adoption of inherently safer manufacturing process technology.

## Knowledge Intensity

The concept of knowledge intensity is not new to us. However, historically the delivery of our science and technology to the marketplace has been primarily through physical products and materials. More and more we are developing value for our customers based on the knowledge we have, either separate from or in combination with the products and materials we deliver.

DuPont Canada's Performance Coatings business initiated a partnership with Ford Motor Company's Oakville, Ontario, automotive assembly plant. The commercial agreement was based on "cars painted" versus the historical metric of gallons of paint sold/purchased. As such, DuPont began to bring its extensive know-how on paint application technology into the paint operations. The result is that less paint is used, application efficiency has improved greatly, volatile organic emissions from the plant have been lowered by 50 percent over four years, and Ford's costs are down by almost 35 percent. This improved efficiency has also created significant value for DuPont, more than offsetting the reduction in actual gallons of paint sold.

A second example involves the DuPont Flooring Systems business, a business that has grown over the past decade by adding certified installation, patented maintenance, and end-of-life recycling to an already world-class carpet offering of DuPont™ Antron®. By addressing the total value chain in a systematic way, the business has found it can uniquely deliver high value to the consumer while continuing to reduce environmental impact for a variety of flooring systems. And while the environmental focus has traditionally been on end-of-use recycling, field experience has shown that knowledge-intensive maintenance can, in many cases, almost double the useful life of the flooring. In addition, DuPont continues to lead the industry with the first and only commercially viable program that reclaims and recycles all types of commercial carpet. Since 1991, the DuPont™ Carpet Reclamation® Program has reclaimed more than 60 million pounds of carpet for re-use in



manufacturing carpet fiber, resilient flooring tiles, carpet cushion, sod reinforcement and automobile parts.

A third example builds on our 200-year commitment to, and experience in, industrial safety. Our DuPont Safety Resources business has worked over several decades to provide customers with consultation and training in safe practices. In most cases, our customers experience a 50-70 percent reduction in employee injuries within the first three years of working with DuPont. However, to drive home the point that reducing injuries also reduces cost and improves productivity, the business has created an offering called SafeReturns™. There is not a flat up-front fee but a performance-based agreement based on both safety improvement and lower costs for the customer. At the end of 2001, the SafeReturns™ program was in place with customers who collectively represent more than 100,000 people.


People Under SafeReturns™ Contracts
Thousands of People
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
2000
2001

# Integrated Science

DuPont is a science company that integrates physics, chemistry, materials science and more recently biology to produce products that create both societal and shareholder value. In addition, all of our businesses conduct product stewardship reviews on a regular basis to assess the potential environmental impacts of new and existing products. This year, we introduced new guidance to our R&D organizations that requires them to integrate potential environmental and societal impact assessments into the development process.





As an example of integrated science, we have brought together our long history in textile science with our equally long history in colors and ink technology to develop the first fully integrated, production-capable, digital textile printing system. This system, designed for the home furnishings market, offers the flexibility of high quality, customized designs at competitive costs. It also eliminates much of the waste associated with customized designs, such as the use of long-run printing equipment for samples and short run jobs. The DuPont™ Artistri™ color control and management system enables textile designers to make color and design alterations by computer, then quickly see their designs emerge on fabric for easy sampling. The system combines speed, quality, flexibility, affordability and a reduction in waste — a great combination of sustainable growth benefits.



In 2001, we created a Fuel Cell business unit to pursue growth in the emerging proton exchange fuel cell market. By integrating our knowledge and experience in polymer chemistry, coatings and electrochemical technologies, we hope to become a leading supplier of high performance materials and components to the emerging worldwide fuel cell market. Fuel cells have the potential to bring distributed power to homes and commercial buildings around the world, and to supply "clean" power for transportation in a way that substantially reduces environmental impacts. On a smaller scale, micro fuel cells could someday be used to power cellular phones, laptop computers and small appliances.

A third example is Qualicon, a DuPont business that has combined chemistry and biotechnology to create commercial tests that can rapidly detect and fingerprint pathogens in food. The Centers for Disease Control and Prevention estimate that in the United States, foodborne illnesses affect as many as 76 million people each year with more than 9,000 deaths. Qualicon systems can reduce the time needed to detect and track pathogenic bacteria from days to hours so that preemptive and corrective steps can be taken more quickly, reducing the disease and death rates.



## Stakeholder Engagement

Our definition of stakeholder includes employees, customers and suppliers, shareholders and society at large. Historically, we have had robust systems and processes for interacting with most stakeholders with the exception of society in general.

With the advent of Responsible Care®, a chemical industry code of conduct developed by the Canadian Chemical Manufacturer's Association, the focus on interaction between sites and their local communities has increased dramatically to the point where we have a community advisory panel or interaction process in place for almost every DuPont plant site around the world. This stakeholder engagement has increased transparency and communications between the plant site and the local community and in most cases, forged a relationship of trust and mutual respect.

We have also increasingly engaged advisory panels, dialogues and outside consultants at both the business and corporate level to seek input and guidance for many of our sustainable growth initiatives. As we organize and grow our efforts to work with external stakeholders with diverse viewpoints, areas of expertise and regional perspectives, we find at least three areas for growth: climate/energy, food and nutrition, and safety and security. All three address important global issues and all three require unprecedented partnerships between the private and public sectors.


Tyvek

Our efforts to address the important global issue of climate change caused by increasing emissions of greenhouse gases have moved us into partnerships with the World Resources Institute, Environmental Defense, the Pew Center for Global Climate Change and the Keystone Center. Our intent is to help influence the development of responsible public policy and an efficient, market-driven emissions trading system, as well as to identify renewable energy sources that are cost competitive with the best fossil fuel alternatives. We see opportunity to create shareholder value through the growth in sales of energy efficient products, such as DuPont™ Tyvek® Homewrap™; to sell emission reduction credits generated beyond our own corporate commitments and to reduce the amount, cost and environmental impact of the energy we use in our manufacturing processes.

The need for adequate food with increased levels of nutrition is a critical issue for the 21st century. Through our Agriculture & Nutrition businesses, we currently provide seed, soy protein and crop protection products that meet growing global needs. At the field level, when our Crop Protection business began developing a new cotton insecticide for West Africa, researchers spent six years with local scientists, distributors and farmers to ensure that they developed a product that could be used safely, introduced effectively and met the needs of the local market. At the corporate level, we have held wide-ranging dialogues with our external Biotechnology Advisory Panel on issues related to the safety and public acceptance of this important new technology.



Finally, our Safety Resources business continues to work with a growing number of external stakeholders to build public awareness and value for workplace safety. We helped to sponsor a National Safety Summit held at Georgetown University in March to discuss and bring focus to the need for greater urgency in addressing injuries in the U.S. workplace.

## Footprint Reduction

Traditionally, we have provided the following charts to report on progress in reducing our environmental footprint. Beginning next year, we will also provide charts to report on our progress towards two new 2010 goals: source 10 percent of global energy needs from renewable sources; achieve 25 percent of revenues from non-depletable resources.

## Total Recordable Injuries & Illnesses



14
12
10
8
6
4
2
0
'94
'95
'96
'97
'98
'99
'00
'01E
DuPont
Chemical Industry Average
Manufacturing Industry Average
DuPont (includes event-related injuries and illnesses)


(Recordable Injuries per 200,000 hours worked)

1998 through 2001 (estimated) injury/illness statistics for employees reflect expanded reporting of cumulative musculoskeletal disorders. Comparative statistics are not available for years prior to 1998. Industry data not available for 2000 and 2001.

## Global Air Toxics & Carcinogenic Emissions



90
80
70
60
50
40
30
20
10
0
'87
'94
'95
'96
'97
'98
'99
'00
Air Toxics
Air Carcinogens


(Millions of pounds)

## Major Safety, Health & Environmental Incidents



60
50
40
30
20
10
0
'95
'96
'97
'98
'99
'00
'01E
Major SHE Incidents


A major safety, health and environmental incident is a significant environmental, process or transportation incident.

## Global Greenhouse Gases & Energy Consumption



300
250
200
150
100
50
0
150
100
50
0
'90
'95
'96
'97
'98
'99
'00
Total (includes CFCs)*
Total, Kyoto Basis (excludes CFCs)*
Global Energy Consumption (Indexed to 1990=100)**


*(Billions of pounds, Carbon Dioxide Equivalents) **(Percentage)

Data indicate a 63% reduction of greenhouse gas emissions (Kyoto basket of gases) since 1990. DuPont expects to achieve a 65% reduction (Kyoto basis) by the year 2010. Global energy consumption has been nearly flat since 1990, despite a 35% increase in production.

## U.S. Toxics Release Inventory Waste & Emissions



1,000
900
800
700
600
500
400
300
200
100
0
'87
'91
'93
'94
'95
'96
'97
'98
'99
'00
Total Waste as Generated
Deepwell Disposal of Hazardous Waste
Total Releases to Air, Water and Land


(Millions of pounds)

Data as reported to the U.S. Environmental Protection Agency. 286 new chemicals were added in 1995. Total waste as generated first reported in 1991. Reflects reductions of 38% in total waste as generated, 84% in deepwell disposal, and 48% reduction in air, water and land releases. Increase in total waste as generated in 1998

## Global Hazardous Waste

| | 1990 | 1997 | 1998 | 1999 | 2000 |
|---|---|---|---|---|---|
| Canada | 5.1 | 2 | 2.7 | 2.3 | 2.3 |
| Europe | 120 | 49 | 33 | 25.8 | 40.7 |
| Mexico | 197 | 179 | 252 | 191 | 206 |
| South America | 7.7 | 1.2 | 0.9 | 0.2 | 0.4 |
| Asia/Pacific | 6.8 | 6.1 | 24.3 | 64.5 | 69.3 |
| United States | 2,414 | 2,027 | 1,596 | 1,366 | 1,401 |

(Millions of pounds)

Regional performance data drawn from the DuPont Corporate Environmental Plan database. It should be noted that definitions of hazardous waste vary from region to region. Data indicate a 37% reduction in global hazardous waste, dry basis, since 1990.

## *The DuPont Commitment:*

We affirm to all our stakeholders, including our employees, customers, shareholders and the public, that we will conduct our business with respect and care for the environment. We will implement those strategies that build successful businesses and achieve the greatest benefit for all our stakeholders without compromising the ability of future generations to meet their needs.

We will continuously improve our practices in light of advances in technology and new understandings in safety, health and environmental science. We will make consistent, measurable progress in implementing this Commitment throughout our worldwide operations. DuPont supports the chemical industry's Responsible Care® initiative as a key program to achieve this Commitment.

### Highest Standards of Performance, Business Excellence

We will adhere to the highest standards for the safe operation of facilities and the protection of the environment, our employees, our customers and the people of the communities in which we do business.

We will strengthen our businesses by making safety, health and environmental issues an integral part of all business activities and by continuously striving to align our businesses with public expectations.

### Goal of Zero Injuries, Illnesses and Incidents

We believe that all injuries and occupational illnesses, as well as safety and environmental incidents, are preventable, and our goal for all of them is zero. We will promote off-the-job safety for our employees.

We will assess the environmental impact of each facility we propose to construct and will design, build, operate and maintain all our facilities and transportation equipment so they are safe and acceptable to local communities and protect the environment.

We will be prepared for emergencies and will provide leadership to assist our local communities to improve their emergency preparedness.

### Goal of Zero Waste and Emissions

We will drive toward zero waste generation at the source. Materials will be reused and recycled to minimize the need for treatment or disposal and to conserve resources. Where waste is generated, it will be handled and disposed of safely and responsibly.

We will drive toward zero emissions, giving priority to those that may present the greatest potential risk to health or the environment.

Where past practices have created conditions that require correction, we will responsibly correct them.

### Conservation of Energy and Natural Resources, Habitat Enhancement

We will excel in the efficient use of coal, oil, natural gas, water, minerals and other natural resources.

We will manage our land to enhance habitats for wildlife.

### Continuously Improving Processes, Practices and Products

We will extract, make, use, handle, package, transport and dispose of our materials safely and in an environmentally responsible manner.

We will continuously analyze and improve our practices, processes and products to reduce their risk and impact through the product life cycle. We will develop new products and processes that have increasing margins of safety for both human health and the environment.

We will work with our suppliers, carriers, distributors and customers to achieve similar product stewardship, and we will provide information and assistance to support their efforts to do so.

### Open and Public Discussion, Influence on Public Policy

We will promote open discussion with our stakeholders about the materials we make, use and transport and the impacts of our activities on their safety, health and environments.

We will build alliances with governments, policy makers, businesses and advocacy groups to develop sound policies, laws, regulations and practices that improve safety, health and the environment.

### Management and Employee Commitment, Accountability

The Board of Directors, including the Chief Executive Officer, will be informed about pertinent safety, health and environmental issues and will ensure that policies are in place and actions taken to achieve this Commitment.

Compliance with this Commitment and applicable laws is the responsibility of every employee and contractor acting on our behalf and a condition of their employment or contract. Management in each business is responsible to educate, train and motivate employees to understand and comply with this Commitment and applicable laws.

We will deploy our resources, including research, development and capital, to meet this Commitment and will do so in a manner that strengthens our businesses.

We will measure and regularly report to the public our global progress in meeting this Commitment.

For more information on DuPont:

This report and more environmental data from DuPont are available on the Internet at www.dupont.com/corp/social/SHE/index.html

Comments on this report are welcome and should be addressed to:

DuPont Sustainable Growth Progress Report
1007 Market Street
DuPont Building—Room D-11031
Wilmington, DE 19801-9989

DUPONT

*The miracles of science*®

Printed in U.S.A. Printed on Recycled Paper

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: E.I. du Pont de Nemours
Incoming letter dated December 31, 2001

The proposal provides that the board of directors shall adopt, implement and enforce the workplace Code of Conduct as based on the International Labor Organization's conventions on workplace human rights that are specified in the proposal.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(3) Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3)

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Attorney-Advisor